PURETECH HEALTH PLC – ANNUAL REPORT AND ACCOUNTS 2023 Exhibit 15.1

BOSTON MA Headquarters PRTC Nasdaq and LSE Directors’ Report 93 Report of the Nomination Committee 98 Report of the Audit Committee 99 Directors’ Remuneration Report 102 Directors’ Remuneration Policy 106 Annual Report on Remuneration 113 Financial statements Independent Auditor’s Report to the Members of PureTech Health plc 123 Consolidated Statements of Comprehensive Income/(Loss) 128 Consolidated Statements of Financial Position 129 Consolidated Statements of Changes in Equity 130 Consolidated Statements of Cash Flows 131 Notes to the Consolidated Financial Statements 133 PureTech Health plc Statement of Financial Position 180 PureTech Health plc Statements of Cash Flows 181 PureTech Health plc Statements of Changes in Equity 182 Notes to the Financial Statements 183 Additional information History and Development of the Company 185 Risk Factor Annex 186 Directors, Secretary and Advisors to PureTech Health plc 224 Overview Highlights of the Year 1 Letter from the Chair 2 Strategic report Letter from the Chief Executive Officer 3 Components of Our Value 7 Capital Allocation Overview 8 Hub-And-Spoke Model 10 PureTech’s Programs 11 ESG report Building and Maintaining a Sustainable Business 22 Governance Risk Management 60 Viability 65 Key Performance Indicators 67 Financial Review 68 Chair’s Overview 81 Board of Directors 82 Management Team 85 The Board 86 Relations with Stakeholders 91

**PureTech Health plc** Annual Report and Accounts 2023 1

Highlights 2023

# GIVING LIFE TO SCIENCE®

PureTech Health plc ("PureTech Health", "PureTech" or "the Company"), which is comprised of PureTech and its subsidiaries (together, the "Group"), is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. We have created a broad and deep pipeline through our experienced research and development team and our extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through our Founded Entities[1] via our hub-and-spoke model.

Our R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both US FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech as Internal Programs[2] or by our Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

The common theme across our programs is serious patient need. In many cases, these programs are identified based on previous signals of human efficacy or validated pharmacology, which has enabled us to advance therapeutic candidates with substantially de-risked profiles and robust development rationales. 80 percent of the trials that have been run by PureTech or our Founded Entities have been successful,[3] and our probability of clinical success is six times better than the industry average.[4]

With this track record, we believe we are delivering on our promise to give life to science, advance novel medicines to patients and generate value for shareholders.

## Highlights of the Year – 2023

| $326.0m[5] | $327.1m[5] | $578.4m[6,7] |
|---|---|---|
| PureTech Level Cash, Cash Equivalents and Short-term Investments as of Year End | Consolidated Cash, Cash Equivalents and Short-term Investments as of Year End<br>Includes cash held at the PureTech level and at Controlled Founded Entities | Amount of Funding Secured for Founded Entities |
| 2022: $339.5m | 2022: $350.1m | 2022: $1.28b |
| 2021: $418.9m | 2021: $465.7m | 2021: $731.9m |
| 2020: $349.4m | 2020: $403.9m | 2020: $247.8m |
| 2019: $120.6m | 2019: $162.4m | 2019: $666.8m |
| 2018: $177.7m | 2018: $250.9m | 2018: $274.0m |
| 2017: $126.7m | 2017: $188.7m | 2017: $102.9m |

1 As of the date of this report, Founded Entities represent companies founded by PureTech in which PureTech maintains ownership of an equity interest and, in certain cases, is eligible to receive sublicense income and royalties on product sales. References in the Strategic Report, ESG Report, Governance section, and Additional Information section to Founded Entities include PureTech's Seaport Therapeutics, Inc., Gallop Oncology, Inc., Entrega, Inc., Akili Interactive Labs, Inc., Vor Bio, Inc., Sonde Health, Inc., Vedanta Biosciences, Inc., for all dates prior to March 18, 2024, Karuna Therapeutics, Inc., for all dates prior to October 30, 2023, Gelesis, Inc., for all dates prior to December 21, 2023, Follica, Incorporated, and for all dates prior to December 18, 2019, resTORbio. For references and definitions related to PureTech's Viability Statement, Financial Review, and Financial Statements and related footnotes, please see Footnote 4 to the Consolidated Financial Statements.

2 Internal Programs represent the Company's current and future therapeutic candidates and technologies that are wholly owned and have not been announced as a Founded Entity. References in the Strategic Report, ESG Report, Governance section, and Additional Information section to Internal Programs include PureTech's LYT-100.

3 The percentage includes number of successful trials out of all trials run for all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward.

4 Calculated based on the aggregate PureTech data including all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward and the industry average data. Industry average data measures the probability of clinical trial success of therapeutics by calculating the number of programs progressing to the next phase vs. the number progressing and suspended (Phase 1=52%, Phase 2=29%, Phase 3=52%). BIO, PharmaIntelligence, QLS (2021) Clinical Development Success Rates 2011 -2020. This study did not include therapeutics regulated as devices.

5 PureTech level cash, cash equivalents and short-term investments is a non-IFRS measure. For more information in relation to the PureTech level cash, cash equivalents and short-term investments and Consolidated cash, cash equivalents and short-term investments measures used in this Annual Report, please see pages 69 to 70 of the Financial Review. The balance shown for each year may include short-term investments for any positions that Puretech holds as of each year end.

6 Funding figure includes private convertible notes and public offerings. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations. Funding figure does not include gross proceeds due to PureTech following the 2024 post-period acquisition of Karuna by BMS.

7 Number represents figure for the relevant fiscal year only and is not cumulative.

2 PureTech Health plc Annual Report and Accounts 2023 progress despite adverse macroeconomic factors for the industry whilst also providing capital for the Company to return $50 million to shareholders via a share buyback program in addition to the recently proposed $100 million tender offer. I would like to personally thank all of our shareholders for supporting us as we seek to improve patients’ lives. Every decision we make is anchored in our mission to advance treatments for patients that simultaneously create shareholder value, and I’m confident we will see continued success in both areas. On behalf of the Board, I would like to thank Daphne Zohar for her vision, leadership and dedication in founding and building PureTech. Daphne pioneered the hub-and-spoke model to create cutting- edge medicines, assembled a leading team and positioned PureTech for an exciting future and continued growth, and I am confident that our Founded Entity, Seaport Therapeutics, will thrive with her at the helm as Chief Executive Officer. I would also like to welcome Bharatt Chowrira, Ph.D. J.D., into the Chief Executive Officer role at PureTech. A 30-year veteran of the biotech industry, Bharatt has held leadership roles including Chief Executive Officer, Chief Operating Officer and General Counsel in multiple biotech companies, including Auspex Pharmaceuticals Inc., which was acquired by Teva Pharmaceuticals for $3.5 billion, and Sirna Therapeutics, which was acquired by Merck & Co. for $1.1 billion. Bharatt has been a driving force behind PureTech’s achievements since 2017, serving as the Company’s President and Chief Business, Finance and Operating Officer and as a member of the board of directors, and I know our organization will continue to deliver value to patients and shareholders alike under his seasoned leadership. Sincerely, Raju Kucherlapati, Ph.D. Interim Chair April 25, 2024 Since I joined the PureTech Board of Directors, I have witnessed the Company mature its hub-and-spoke business model with a commitment to deliver value to patients and shareholders. Consistent with our founding strategy, the Company has progressed promising programs in various therapeutic areas to inflection points and advanced them either internally or via Founded Entities. This uniquely efficient approach to R&D has enabled the development of a robust pipeline of new medicines, including two that have received FDA clearance and a third that has been filed for FDA approval, all without raising money from the capital markets in six years. This is a true testament to our model. PureTech’s exceptional productivity and capital discipline was exemplified in 2023. The Company embarked on a new phase of clinical expansion by creating two new Founded Entities from its internal work. The launches of Seaport Therapeutics and Gallop Oncology mark an exciting next chapter for PureTech, adding new de-risked specialist opportunities or “spokes” to the PureTech hub-and-spoke model. PureTech’s self-sustaining engine has enabled this continued operational Delivering value Every decision we make is anchored in our mission to advance treatments for patients that simultaneously create shareholder value, and I’m confident we will see continued success in both areas. Raju Kucherlapati, Ph.D. Interim Chair of the Board of Directors Le tt er fr o m th e C ha ir Letter from the Chair

PureTech Health plc Annual Report and Accounts 2023 3 development costs with outside partners. These sector specialists not only enable cost efficiencies by investing capital in the Founded Entities, but also serve as external validation for the programs that we have until then developed in-house. This model ensures that promising new medicines are progressed to patients efficiently while we continue to generate and develop the next wave of novel candidates. It also yields a diversified portfolio, enabling us to have multiple shots on goal for creating shareholder value. Our distinctive approach is powered by three guiding principles: validated efficacy, clear patient benefit and an efficient de-risked path. This R&D model allows us to be more capital efficient, ensures that our interests are aligned with our shareholders and incentivizes us to move our resources to the programs with the greatest probability of success. It also brings in non-dilutive capital, which has resulted in PureTech not needing to raise money from the capital markets in over six years. In fact, nearly $3.8 billion has been raised by our Founded Entities since July 2018, of which 96 percent was from third parties.1 In that time, we have generated tremendous PureTech made remarkable progress in 2023 as we continued to deliver on our mission to give life to new classes of medicine that have the potential to change the lives of patients with devastating diseases. In 2023, we made significant strategic and clinical advancements across our hub-and-spoke R&D model, setting up the Company for growth in 2024 and beyond. Our strategy: A hub-and-spoke model that manages risk in advancing novel medicines for patients and generates value for shareholders At PureTech we pioneered the hub-and- spoke model in biotech. Our “hub” is our core group of people, our proven, innovative R&D engine, and our capabilities at PureTech that are at the center of everything we do. It enables us to identify promising technologies and therapeutic opportunities; unlock their value through innovation; progress them through key de-risking milestones; and then develop them further – either internally or through the creation of a Founded Entity. The Founded Entities are our “spokes,” and they allow us to continue advancing candidates via a focused vehicle while sharing Shaping our future 2023 was a banner year for PureTech, and we are already charting an exciting path forward in 2024. I am proud and very humbled to assume the role of Chief Executive Officer at such a remarkable organization, and I look forward to continuing our transformational work for patients and shareholders. Bharatt Chowrira, Ph.D., J.D. Chief Executive Officer and Member of the Board of Directors 1 Funding figure includes private equity financings, loans and promissory notes, public offerings or grant awards. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations. Letter fro m the C hief E xecutive O fficer Letter from the Chief Executive Officer

4 PureTech Health plc Annual Report and Accounts 2023 we continue to deliver on our fundamental goal: advance novel therapeutic solutions to patients battling serious, devastating conditions. Internal Programs: Effective identification and de-risking of the most promising technologies Most of the candidates that we advance internally are centered around a strategy that focuses on established biological principles to promptly progress therapeutics with validated efficacy and clinical signals. This strategy is exemplified through our lead Internal Program, LYT-100, a deuterated form of pirfenidone. Pirfenidone (Esbriet®) is approved for the treatment of idiopathic pulmonary fibrosis (IPF) in the US and other countries, having been shown to slow the decline of lung function and extend life by an average of 2.5 years.7 It is one of two standard of care treatments for IPF, with nintedanib (OFEV®) being the other, yet – despite the proven efficacy – only about 25 percent of IPF patients with this rare, progressive and fatal disease are currently being treated with either standard of care drug, largely due to tolerability issues. LYT-100 is designed to retain the beneficial pharmacology and clinically-validated efficacy of pirfenidone with a highly Our model makes biopharma accessible both to generalist investors compelled by the meaningfulness of medical innovation and upside of cutting-edge R&D as well as to specialists comfortable with evaluating therapeutic opportunities. The former sees aligned incentives within PureTech’s internal activity and broader equity portfolio, through which they are shielded from the volatility of single asset binary outcomes so common in our industry. We have followed our model to success as our programs have matured and our internal capabilities have grown. Importantly, our R&D strategy is not only proven, but it is also scalable and repeatable. Consistent with our founding strategy, we have progressed several programs to inflection points, having sufficiently de-risked their core assets, and at the end of 2023, we added two new Founded Entity “spokes” to the PureTech “hub.” Our newly launched Seaport Therapeutics builds on the success of our Glyph platform and related therapeutic candidates to accelerate the development of new neuropsychiatric medicines in areas of high unmet need. I am also delighted that PureTech has indicated the launch Gallop Oncology™, which builds on the promising clinical and preclinical data generated from our LYT-200 program in hematological malignancies and solid tumors. In creating these focused entities, value, including through the monetization of our stakes in Founded Entities, and have reinvested proceeds in further growing PureTech’s hub-and-spoke business. We have also returned $50 million to shareholders through our share buyback program and recently proposed an additional $100 million return to shareholders via a Tender Offer.2 The Board is committed to evaluating our capital allocation regularly (see page 8 for further details), including assessing opportunities for capital returns to shareholders, subject to future monetization events and the Company’s operational needs. We consistently maintain one of the most impressive track records in the biopharma industry, with a probability of clinical success that is six times higher than the industry average3. More than 80 percent4 of our clinical trials have demonstrated success, and we take great pride in this track record. Across our programs, this has delivered a robust pipeline of new medicines that are poised for growth. This includes 29 new therapeutics and therapeutic candidates generated to date, with two taken from inception at PureTech to U.S. Food and Drug Administration (FDA) and EU regulatory clearances and one – Karuna’s KarXT (xanomeline- trospium) – that has been filed for FDA approval. Case study The KarXT journey at PureTech In addition to transforming the treatment landscape for patients with schizophrenia, Karuna’s success has allowed us to generate approximately $1.1 billion in cash to date5 to fund our operations and fuel our next wave of innovation. This has been realized through the monetization of a portion of our holdings in Karuna, gross proceeds from BMS’ acquisition valued at $293 million as well as a strategic royalty agreement for KarXT with Royalty Pharma. The $500 million transaction with Royalty Pharma, which was announced in March 2023, included $100 million in cash received up front in 2023 and up to $400 million in additional payments contingent on the achievement of certain regulatory and commercial milestones. As part of this transaction, we sold PureTech’s rights to receive a 3 percent royalty from Karuna to Royalty Pharma on sales up to $2 billion annually, after which Royalty will receive 33 percent and PureTech will retain 67 percent of the royalty payments.6 Karuna’s KarXT, invented and advanced by PureTech, is a hallmark for how we create value. Patients living with schizophrenia need new treatment options as current standard-of-care antipsychotics have significant side effects and poor adherence rates. Xanomeline, originally discovered by Eli Lilly, demonstrated clinical efficacy but was shelved due to its side effect profile. PureTech’s team invented and filed patents for a synergistic agonist and antagonist concept (e.g., xanomeline + trospium chloride) that would unlock the efficacy of xanomeline and allow for improved tolerability. Following an exceptionally successful clinical journey, FDA approval for KarXT is anticipated in 2024. If approved, KarXT will deliver the first new mechanism for treating schizophrenia in over 50 years, and - as a result of KarXT’s remarkable innovation story – Bristol Myers Squibb (BMS) acquired Karuna for $14 billion in the March 2024 post-period. Le tt er fr o m th e C hi ef E xe cu ti ve O ffi ce r Letter from the Chief Executive Officer continued p14

PureTech Health plc Annual Report and Accounts 2023 5 KarXT “playbook”, and in 2023 we made the decision to advance several into new Founded Entities. Seaport Therapeutics was born from our Glyph technology platform, which has demonstrated clinical proof-of-concept and has been prolific in producing new therapeutic candidates. The proprietary Glyph platform is designed to enable and enhance oral bioavailability, bypass first-pass metabolism and reduce hepatotoxicity and other side effects to advance active drugs that were previously held back by those limitations. With this technology and candidate portfolio, including SPT-300 (Glyph allopregnanolone; formerly LYT-300), SPT-320 (Glyph agomelatine; formerly LYT-320), and SPT 348 (a prodrug of a non-hallucinogenic neuroplastogen) Seaport’s mission, similar to Karuna’s, is to advance first-and-best-in class therapeutics for patients with anxiety, depression and other neuropsychiatric disorders. The Seaport programs made important advancements at PureTech in 2023, with topline Phase 2a data announced from a proof-of-concept study of SPT-300, a grant received from the U.S. Department of Defense of up to $11.4 million to advance SPT-300 in Fragile X-associated Ataxia Syndrome, and the nomination of SPT-320. In the 2024 post-period, we announced the launch of Seaport with a $100 million9 oversubscribed Series A financing with participation from top tier biotech investors ARCH Venture Partners, Sofinnova Investments and Third Rock Ventures. Seaport will be led by PureTech Founding CEO Daphne Zohar. Following the Series A financing, PureTech holds equity ownership in Seaport of 61.5 percent. We also indicated the intent to launch Gallop Oncology from our LYT-200 (anti-galectin-9) program. We are advancing a differentiated approach to cancer treatment by targeting the pro-tumor mechanisms of galectin-9 for the treatment of hematological malignancies and solid tumors. A large body of preclinical and human data underscores the importance of galectin-9 as a potent oncogenic driver in leukemia cells and an immunosuppressive protein, and LYT-200 has demonstrated direct cytotoxic, anti-leukemic effects through multiple mechanisms as well as anti-tumor efficacy. We’re excited by the data generated to date in acute myeloid leukemia (AML) and high-risk myelodysplastic syndrome (MDS), as well as head and neck cancers. We expect additional data from the ongoing Phase 1b clinical trial for the potential treatment of AML and MDS to be presented in a scientific forum in 2024, as well as additional data from the differentiated pharmacokinetic profile that has translated into favorable tolerability in multiple clinical studies. In fact, we have demonstrated an approximately 50 percent reduction in participants experiencing gastro-intestinal (GI) and central nervous system (CNS)-related adverse events (AEs) in a crossover study of LYT-100 vs. pirfenidone. We believe this profile has the potential to keep patients on treatment longer, enabling more optimal disease management and patient outcomes. Beyond this promising profile, we have also shown that LYT-100 is well-tolerated at exposure levels higher than the FDA-approved dose of pirfenidone, which may enable enhanced efficacy given Phase 3 data with pirfenidone that showed a dose-response effect on forced vital capacity and survival in people with IPF.8 Our goal with the ongoing Phase 2b ELEVATE IPF trial is to validate the ability of LYT-100 to deliver a more tolerable treatment with comparable efficacy to pirfenidone at one dose while also exploring the potential for enhanced efficacy at a higher dose. The trial is fully enrolled, and we look forward to sharing topline results in the fourth quarter of 2024. Founded Entities: Launch of two new Founded Entities; KarXT seeking FDA approval; clinical and commercial progress across the Group We are constantly evaluating our Internal Programs for candidates that can follow the This agreement supplied us with non-dilutive capital in the short-term and has great potential for long-term earnings based on KarXT’s future regulatory and commercial milestones, as well as product sales. We believe KarXT’s journey to regulators benefited from our creation of Karuna as a Founded Entity focused on a specialized asset. Initially, KarXT was part of a diversified portfolio undergoing de-risking within PureTech. Eventually its potential and the forecasted demands of its later-stage clinical journey informed our decision to house Karuna as a stand-alone Founded Entity that could draw the right mix of investors, including specialists, and dedicated personnel and expertise to effectively and efficiently drive its progress. The KarXT story therefore showcases both sides of our value proposition: de-risked portfolio development in-house and specialized asset advancement via Founded Entities. 2 The Tender Offer is expected to be launched in early May, subject to market conditions and shareholder approval. 3 Calculated based on the aggregate PureTech data including all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward and the industry average data. Industry average data measures the probability of clinical trial success of therapeutics by calculating the number of programs progressing to the next phase vs. the number progressing and suspended (Phase 1=52%, Phase 2=29%, Phase 3=52%). BIO, PharmaIntelligence, QLS (2021) Clinical Development Success Rates 2011-2020. This study did not include therapeutics regulated as devices. 4 The percentage includes number of successful trials out of all trials run for all therapeutic candidates advanced through at least Phase 1 by PureTech or its Founded Entities from 2009 onward. 5 Represents cash generated to date through sales of KRTX common stock including gross proceeds due to PureTech following Bristol Myers Squibb’s acquisition of Karuna as well as the $100 million in upfront consideration from PureTech’s transaction with Royalty Pharma. 6 PureTech’s agreement with Royalty Pharma is not impacted by the BMS acquisition of Karuna. 7 Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17 -S24. https://doi.org/10.18553/ jmcp.2017.23.3-b.s17. 8 King, T. E., Bradford, W. Z., Castro- Bernardini, S., Fagan, E. A., Glaspole, I., Glassberg, M. K., Gorina, E., Hopkins, P., Kardatzke, D., Lancaster, L., Lederer, D. J., Nathan, S. D., De Castro Pereira, C. A., Sahn, S. A., Sussman, R., Swigris, J. J., & Noble, P. W. (2014). A Phase 3 Trial of Pirfenidone in Patients with Idiopathic Pulmonary Fibrosis. The New England Journal of Medicine, 370(22), 2083–2092. https:// doi.org/10.1056/nejmoa1402582 9 Includes participation by top tier biotech investors ARCH Venture Partners, Sofinnova Investments and Third Rock Ventures alongside PureTech’s $32 million cash contribution. Following the Series A financing, PureTech holds equity ownership in Seaport of 61.5 percent on a diluted basis. Additionally, as the founder of Seaport, PureTech also has a right to royalty payments on a percentage of net sales of any commercialized product as well as the right under the terms of the license agreement with Seaport to receive milestone payments upon the achievement of certain regulatory approvals and a percentage of sublicense income. Letter from the Chief Executive Officer continued Letter fro m the C hief E xecutive O fficer

6 PureTech Health plc Annual Report and Accounts 2023 our resources and diligently executed on our mission. We retain substantial holdings in both our public and private Founded Entities; are due certain royalties and milestone payments as some of these programs advance; maintain a strong balance sheet to support our existing programs, and Founded Entities, and fuel our future innovation; and we will have returned $150 million to shareholders through our recently completed share buyback program and proposed Tender Offer. These achievements underscore the significant value we have created that has not been fully recognized by the market. I am committed to evaluating ways to unlock and crystalize that value for shareholders and look forward to sharing my vision for the Company’s future growth in the coming months. Thanks to our network of supporters for giving life to science After an extremely productive year, I would like to extend my thanks and appreciation to our dedicated teams – both at PureTech and across our Founded Entities – who play an essential role in driving highly innovative and impactful R&D forward. Your commitment to our cause is inspiring, and I am so grateful to work alongside you in the name of serving patients and our shareholders. I would also like to thank our talented board for their guidance, in addition to our wide network of shareholders, collaborators, and advisors for their continued support of our vision. I also want to express my sincere gratitude to Daphne Zohar for her remarkable leadership since the inception of PureTech and for guiding the Company into this exciting new phase. I am pleased that we will continue to benefit from her entrepreneurial spirit as she drives further value for PureTech in her new role as CEO of Seaport. 2023 was a banner year for PureTech, and we are already charting an exciting path forward in 2024. I am proud and very humbled to assume the role of CEO at such a remarkable organization, and I look forward to continuing our transformational work for patients and shareholders. Bharatt Chowrira, Ph.D., J.D. Chief Executive Officer and Director April 25, 2024 Phase 1b trial in combination with tislelizumab for the potential treatment of advanced solid tumors. Several of our other Founded Entities have made key progress in 2023 as well. As noted, Karuna submitted a New Drug Application to the FDA for KarXT for the treatment of schizophrenia in adult patients, which was accepted and granted a Prescription Drug User Fee Act (PDUFA) date of September 26, 2024. The company was subsequently acquired by BMS for $14 billion. The clinical program expanding the evidence base for KarXT continued with additional positive data reported and two Phase 3 trial initiations in Alzheimer’s disease. At Vedanta, the team administered the initial dose to the first patient for the company’s Phase 2 COLLECTiVE202 clinical trial of VE202 for the management of ulcerative colitis and the program was granted Fast Track designation by the FDA. Vedanta also plans to initiate a Phase 3 clinical trial of VE303 in patients at high risk for recurrent Clostridioides difficile infection in the second quarter of 2024. Vor also made progress in the clinic and announced new clinical data from its Phase 1/2a first-in-human study of trem-cel (VOR33) in patients with AML, titled VBP101. Notably, Akili received U.S. FDA authorization to broaden the label for EndeavorRx®.10 This expansion now includes children aged 13 to 17 years old with attention-deficit/hyperactivity disorder (ADHD), which will increase the eligibility for this treatment and thus double the number of pediatric patients with ADHD who can benefit. Akili also announced plans to transition from a prescription to a non- prescription business model to further increase access. Further to this strategic plan, Akili launched EndeavorOTC®11 for adults with ADHD, following positive results from a clinical trial evaluating EndeavorRx in this population. Finally, Sonde Health increased its sales and growth through establishing partnerships with a variety of providers, health companies, pharmaceutical entities and manufacturers. Entrega also continued its R&D work to advance its core platform for the oral administration of biologics, vaccines and other drugs that are usually not effectively absorbed when administered orally. Our future: Crystalizing value We have successfully grown a pipeline of therapeutics and candidates, carefully allocated 10 EndeavorRx is a digital therapeutic indicated to improve attention function as measured by computer- based testing in children ages 8-17 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trials was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx, please visit EndeavorRx.com. 11 EndeavorOTC is a digital therapeutic indicated to improve attention function, ADHD symptoms and quality of life in adults 18 years of age and older with primarily inattentive or combined-type ADHD. EndeavorOTC utilizes the same proprietary technology underlying EndeavorRx, a prescription digital therapeutic indicated to improve attention function in children ages 8-17. EndeavorOTC is available under the U.S. Food and Drug Administration’s current Enforcement Policy for Digital Health Devices for Treating Psychiatric Disorders During the Coronavirus Disease 2019 (COVID-19) Public Health Emergency. EndeavorOTC has not been cleared or authorized by the U.S. Food and Drug Administration for its indications. It is recommended that patients speak to their health care provider before starting EndeavorOTC treatment. No serious adverse events have been reported in any of our clinical studies. To learn more, visit EndeavorOTC.com. Le tt er fr o m th e C hi ef E xe cu ti ve O ffi ce r Letter from the Chief Executive Officer continued

PureTech Health plc Annual Report and Accounts 2023 7

Key components of value

# KEY COMPONENTS OF VALUE

1. Strong Balance Sheet

2. Founded Entity Equity Value

3. Internal Programs

4. Royalties, Milestone and Sublicense Income (e.g., Royalty Pharma Deal, Seaport)

5. Capital Returns

6. People/R&D Engine

8 PureTech Health plc Annual Report and Accounts 2023 PureTech determines its capital allocation with a measured approach that balances support for its current Internal and Founded Entity Programs and the funding of future innovation, with the goal of maximizing shareholder returns. Key components include: Capital Returns Strategy In 2024, PureTech has proposed a $100 million Tender Offer1. The board will continue to assess ongoing opportunities to improve shareholder returns, including additional capital returns to shareholders from future monetization events, while maintaining a cash runway of at least three years to support our Internal Programs, Founded Entities, future innovation and operational needs. Value impact We believe that periodic capital returns to shareholders are an important acknowledgement of the value created for shareholders that may not be reflected in the share price. We believe the proposed Tender Offer1 is a capital efficient mechanism that maximizes shareholder returns, provides liquidity and reduces the outstanding share count while allowing us to maintain a strong balance sheet. Taxes As a U.S. domiciled taxpayer, the amount of tax that we would owe on any proceeds we may generate between federal and state obligations is in the mid to high 20 percent range; however, the exact amount is dependent upon a number of factors including our ability to claim net operating losses or other losses (e.g., operating losses, capital losses) and utilize R&D credits. We actively work to appropriately manage our tax burden and requirements. We currently anticipate having fairly minimal losses in 2024 as compared to our sizeable gains in the year, especially with respect to Karuna in light of its sale to Bristol Myers Squibb. Further guidance around our anticipated 2024 tax position will be set forth in our 2024 Half Year report. Founded Entities Strategy Balancing costs, benefits, risks and rewards, we may move assets from Internal Programs to Founded Entities. We may continue to make investments into our Founded Entities, such as Seaport, in which we invested $32 million in conjunction with the Series A financing. The decision to contribute capital to a Founded Entity financing is intended to maintain PureTech’s ownership position or minimize dilution of PureTech’s position in a Founded Entity or, in certain circumstances, to help catalyze a financing round that we believe will bring additional long-term value to the company. PureTech may participate in financing rounds for existing Founded Entities as well as newly formed Founded Entities. Value impact Our Founded Entities are a prospective source of non-dilutive capital that enable us to advance potential medicines to patients efficiently, reduce our financial exposure, return capital to shareholders and largely self-fund our operations through future monetization events. Housing our candidates and/or platforms in this structure attracts specialized management teams and defrays cost-intensive late-stage development work while maintaining financial upside potential upon success. Existing programs Strategy Our most advanced internal program is LYT-100, for which we expect Phase 2b data in the fourth quarter of 2024. PureTech anticipates completing the ongoing trial with existing capital. The necessary level of spend for a subsequent Phase 3 trial for LYT-100 will be driven by the required number of patients and exact design, both of which will be informed by the results of the Phase 2b trial and discussions with the FDA. If the data are positive, PureTech anticipates having optionality to pursue third-party funding to support a subsequent trial. Additionally, we intend to develop LYT-200 in our recently created Founded Entity Gallop Oncology. PureTech anticipates funding the continued development of LYT-200 until Gallop Oncology is positioned to raise capital from third party investors at an appropriate juncture. As we have historically demonstrated, if our candidates don’t achieve our pre-specified threshold for advancement early on, we move our resources to areas that we believe are better positioned to add value. Value impact Our development strategy is intended to align our interests with those of our shareholders by pursuing internal de-risking activities to ensure that our assets under development present a demonstrable value proposition. We avoid the bias to continue by establishing a high threshold for further development. Once a program has reached the next key value generating inflection point, we retain the optionality to continue internal development for further value accretion, or we may pursue external funding, collaborations or partnerships to reduce risk and expense while maximizing shareholder value. New innovation Strategy Consistent with our founding hub-and-spoke R&D model, we are continuously sourcing innovations which – with further work – could create significant value. Subject to consultation with our esteemed R&D committee and ultimately our Board, both of which assist us in our rigorous process of vetting potential assets, we anticipate selecting up to two assets or programs per year that require minimal spend to get to a value inflection point and will do so in a capital efficient manner. New innovations may yield assets that could be complementary to our existing programs. Value impact Our innovation engine enables the growth of our portfolio to ensure the next wave of candidates is progressing towards value creating milestones for shareholders. We will continue to examine the overall value created from these initiatives to ensure they are driving shareholder value and consider other mechanisms as appropriate. C ap it al A llo ca ti o n O ve rv ie w 2024 Capital Allocation Overview

PureTech Health plc Annual Report and Accounts 2023 9

2024 Capital Allocation Overview continued

Capital Allocation Overview

# $573.3 Million

PureTech Level Cash, Cash Equivalents & Short-Term Investments as of March 31, 2024

## Capital Returns

**$100M** Tender Offer[1]

## U.S. Taxes

**Mid to high 20%** on any proceeds generated; potential to optimize and offset[2]

## Founded Entities

**Additional funding to retain upside** (e.g., $32M in Seaport Series A)

## Existing Programs

**LYT-100 Phase 2b trial**
**LYT-200 Phase 1b trials**

## New Innovations

**Up to 2 programs**/year

1 The Tender Offer is expected to be launched in early May, subject to market conditions and shareholder approval.
2 Potential to optimize and offset a portion to the extent allowed under US tax code.

10 PureTech Health plc Annual Report and Accounts 2023

Hub-and-Spoke Model

# PURETECH'S HUB-AND-SPOKE MODEL: A PIPELINE OF NEW MEDICINES POISED FOR TREMENDOUS GROWTH



PURETECH'S EXPERIENCED R&D TEAM AND EXTENSIVE NETWORK
LYT-100
Internal
P11
Karuna Therapeutics
Acquired by Bristol Myers Squibb for $14B
P14
VOR
(Nasdaq: VOR)
3.9% equity
P18
Akili
(Nasdaq: AKLI)
14.6% equity
P17
Sonde
35.2% equity
P20
Vedanta
36.1% equity
P19
Entrega
73.8% equity
P21
Seaport Therapeutics
61.5% equity
P13
Gallop Oncology
100% equity
P15

Relevant ownership interests for Vedanta and Sonde were calculated on a partially diluted basis (as opposed to a voting basis) as of December 31, 2023, and Seaport as of April 8, 2024, including outstanding shares, options and warrants, but excluding unallocated shares authorized to be issued pursuant to equity incentive plans. PureTech controls Seaport Therapeutics, Inc. and Gallop Oncology, Inc. Akili and Vor ownerships were calculated on a beneficial ownership basis in accordance with SEC rules as of February 21, 2024 and March 15, 2024, respectively. As released on RNS Reach, PureTech announced in October 2023 that it would not be moving forward with the previously contemplated plan of merger with Gelesis. On October 30, 2023, Gelesis ceased operations and filed a voluntary petition for relief under Ch. 7 of Title 11 of the United States bankruptcy code. In April 2024, the Chapter 7 Trustee provided notice that a third party bid to purchase the assets subject to the bankruptcy had been accepted as a stalking horse bid, subject to Bankruptcy Court approval. If such sale of the assets is ultimately approved by the Bankruptcy Court and consummated, it is expected that PureTech could recover a portion of its investment in Gelesis senior secured convertible promissory notes. The ultimate resolution of this matter, any potential recovery, and the associated timing remains uncertain.

PureTech Health plc Annual Report and Accounts 2023 11 Internal LYT-100 (deupirfenidone) is currently being developed internally at PureTech for the treatment of idiopathic pulmonary fibrosis (IPF), which is a rare, progressive and fatal disease. It has the potential to address multiple underserved diseases, including progressive fibrosing interstitial lung diseases, a group of lung diseases closely related to IPF, as well as other fibrotic conditions where there is human data with pirfenidone that is suggestive of clinical benefit. IPF — LYT-100 is currently being evaluated in ELEVATE IPF, a global, randomized, double-blind, placebo-controlled Phase 2b clinical trial designed to evaluate the efficacy, tolerability, safety and dosing regimen of LYT-100 in patients with IPF compared to placebo. The trial has four arms: placebo, pirfenidone, a dose of LYT-100 with comparable exposure to the FDA-approved dose of pirfenidone and a dose of LYT-100 with a higher level of exposure than the FDA-approved dose of pirfenidone. The primary endpoint is the rate of decline in Forced Vital Capacity (FVC) for the combined LYT-100 arms versus placebo over the 26-week treatment period using a prespecified Bayesian approach. Other key endpoints include tolerability measures, biomarkers and patient- reported outcomes. Both doses of LYT-100 will be compared to pirfenidone, though the trial is not powered to show a statistical difference in efficacy between LYT-100 and pirfenidone. — LYT-100 has shown a 50% reduction in gastro-intestinal related adverse events in a crossover trial versus pirfenidone in healthy older adults. We believe the differentiated tolerability profile of LYT-100 will address one of the key reasons that patients on current standard of care dose reduce, discontinue or switch from otherwise efficacious treatments.2,4 We have also been able to dose LYT-100 at a higher exposure level, potentially enabling improved efficacy. Given this, we believe LYT-100 has the potential to become standard of care and to become a backbone therapy in the treatment for IPF. — In the April 2024 post-period, enrollment was completed in the ELEVATE IPF Phase 2b clinical trial evaluating LYT-100 in patients with IPF. — In October 2023, expanded data were presented at the CHEST Annual Meeting from a completed trial of LYT-100 in healthy older adults, which informed the two doses selected for the ongoing Phase 2b trial. In addition to supporting the improved tolerability of LYT-100 versus the FDA-approved dose of pirfenidone, the data supported the selection of a higher dose of LYT-100 with the potential for improved efficacy that is now being evaluated in ELEVATE IPF. Key milestones achieved and development status — We acquired LYT-100 based on insights gained internally and via unpublished findings through our network of collaborators. LYT-100, which is a deuterated form of pirfenidone, was originally developed by Auspex Pharmaceuticals, Inc. (Auspex), where our Chief Executive Officer, Bharatt Chowrira, Ph.D., J.D., served as Chief Operating Officer. Auspex (now a wholly-owned subsidiary of Teva Pharmaceuticals), pioneered the deuteration technology and successfully developed deutetrabenazine (Austedo®), the first FDA-approved deuterated drug. — Pirfenidone (Esbriet®) is approved for the treatment of IPF in the U.S. and other countries. It has been shown to slow the decline of lung function and research suggests it extends life by approximately 2.5 years in patients with IPF.1 It is one of two standard of care treatments for IPF, along with nintedanib (OFEV®). Only about 25% of IPF patients are currently being treated with either standard of care drug,2 yet combined sales of Esbriet and Ofev in 2022 were more than $4 billion, representing a significant market opportunity in IPF and other fibrotic lung diseases.3 LYT-100 is designed to retain the beneficial pharmacology and clinically-validated efficacy of pirfenidone with a highly differentiated pharmacokinetic profile that has translated into favorable tolerability in multiple clinical studies and has the potential to keep patients on treatment longer to enable more optimal disease management. Program discovery process by the PureTech team LYT-100 — Topline results from ELEVATE IPF are expected in Q4 2024. A streamlined development program is planned using the same endpoints that have supported past approvals. Pending positive clinical and regulatory feedback, the program will advance into a Phase 3 trial. We believe the results of the Phase 2b trial, together with a Phase 3 trial, could serve as the basis for registration in the U.S. and other geographies. Expected milestones Internal Program

12 PureTech Health plc Annual Report and Accounts 2023 — As of December 31, 2023, the LYT-100 patent portfolio includes 32 active patents acquired from Auspex, which provide broad coverage of compositions of matter, formulations and methods of use for deuterated pirfenidone, including the LYT-100 deupirfenidone compound. This IP estate comprises six issued U.S. patents and 26 patents issued in 23 foreign jurisdictions, which are expected to expire in 2028 and may be extended by up to five years. In addition, we have in-licensed one U.S. patent and one U.S. patent application from Auspex directed to formulations of deuterated pirfenidone, both of which expire in 2035, and also filed additional patent applications on deupirfenidone, including nine (9) pending U.S. patent applications, 17 foreign applications and three (3) international PCT applications directed to the use of deuterated pirfenidone, including LYT-100, for the treatment of a range of conditions. Any issued patents claiming priority to these applications are expected to expire in 2039 through 2044, exclusive of possible patent term adjustments or extensions. Intellectual property 1 Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17 -S24. https://doi. org/10.18553/jmcp.2017.23.3-b.s17. 2 Dempsey, T., Payne, S. C., Sangaralingham, L. R., Yao, X., Shah, N., & Limper, A. H. (2021). Adoption of the Antifibrotic Medications Pirfenidone and Nintedanib for Patients with Idiopathic Pulmonary Fibrosis. Annals of the American Thoracic Society, 18(7), 1121–1128. https://doi.org/10.1513/annalsats.202007-901oc 3 Roche 2022 Annual Report and Boehringer Ingelheim 2022 Financial Results 4 Cottin, V., Koschel, D., Günther, A., Albera, C., Azuma, A., Sköld, C. M., Tomassetti, S., Hormel, P., Stauffer, J., Kirchgaessler, K., & Maher, T. M. (2018). Long-term safety of pirfenidone: results of the prospective, observational PASSPORT study. ERJ Open Research, 4(4), 00084–02018. https://doi.org/10.1183/23120541.00084-2018 In te rn al Internal continued

PureTech Health plc Annual Report and Accounts 2023 13 Fo und ed Entities — As of December 31, 2023, the extensive Glyph intellectual property portfolio includes 20 families of patent filings directed to platform technologies which provide expansive coverage for a broad range of novel linker chemistries, as well as product technologies directed to compositions of matter for a wide variety of prodrugs and methods of use for the treatment of various indications, including several CNS-related indications. This intellectual property estate comprises eight (8) families of patent filings that provide exclusive rights to IP that is co-owned or exclusively licensed with Monash University and twelve (12) families of company-owned patent applications covering various aspects of the Glyph prodrug technologies, including compositions of matter, formulations, synthetic processes, and methods of therapeutic uses. Any patents to issue from these patent families are expected to expire in 2035 through 2044, exclusive of possible patent term adjustments or extensions or other forms of exclusivity. PureTech retains the right to develop non-CNS therapies utilizing the Glyph platform, subject to certain contractual constraints. Intellectual property — In December 2023, SPT-320 (Glyph-agomelatine) was nominated as a new therapeutic candidate powered by the Glyph platform. A novel prodrug of agomelatine, SPT-320 is in development for the treatment of GAD. Agomelatine is effective in treating GAD and major depressive disorder (MDD) and offers superior tolerability to standard of care. However, agomelatine has low (~1%) bioavailability due to high first-pass metabolism, resulting in increased liver enzymes in some patients and necessitating frequent liver function monitoring that has held back the drug. SPT-320 uses the Glyph platform to bypass first-pass metabolism by the liver and thus has the potential to reduce liver exposure, hepatotoxicity, and the need for liver function monitoring. — In November 2023, successful topline results from the randomized, proof-of-concept Phase 2a trial of SPT-300 (Glyph-allopregnanolone) were reported. The trial was designed to evaluate the salivary cortisol response in the Trier Social Stress Test, a validated clinical model of anxiety in healthy volunteers. Oral administration of SPT-300 achieved the trial’s primary endpoint of a statistically significant reduction versus placebo in the increase from baseline to peak levels of the stress hormone salivary cortisol (p=0.0001) with a treatment effect size versus placebo of 0.72, measured by Cohen’s d. — In August 2023, it was announced that the U.S. Department of Defense awarded up to $11.4 million to advance SPT-300 for the treatment of Fragile X-associated Tremor/Ataxia Syndrome (FXTAS). Key milestones achieved and development status — With intersecting interests in enabling promising neuropsychiatric drugs to reach their full potential and the emerging science around the lymphatic system, we identified a breakthrough technology being developed at Monash University that had the potential to selectively transport therapeutic molecules through the lymphatic system. — With the Glyph platform, drugs are absorbed like dietary fats through the intestinal lymphatic system and transported into circulation. The Glyph technology has the potential to be widely applied to many therapeutic molecules that have high first-pass metabolism leading to low bioavailability and/or side effects, including hepatotoxicity. We prioritized areas of high unmet patient need where the broad application of treatment options with validated efficacy was untapped due to these issues. The Glyph platform has been refined at PureTech and Seaport to efficiently generate multiple therapeutic candidates within Seaport’s pipeline. Program discovery process by the PureTech team Founded Entities Seaport Therapeutics PureTech Ownership 61.5% equity Seaport Therapeutics is a clinical-stage biopharmaceutical company charting a proven path in neuropsychiatry. Seaport is advancing a clinical-stage pipeline of neuropsychiatric medicines that includes its most advanced therapeutic candidate, SPT-300 (formerly known as LYT-300), an oral prodrug of allopregnanolone, which is being advanced for the treatment of anxious depression, SPT-320 (formerly known as LYT-320), a novel prodrug of agomelatine, which is being advanced for the treatment of Generalized Anxiety Disorder (GAD), and SPT-348, a prodrug of a non-hallucinogenic neuroplastogen, which is in development for the treatment of mood and other neuropsychiatric disorders. Beyond these programs, Seaport has multiple discovery and preclinical programs underway. All of the programs in Seaport’s pipeline are based on the Glyph™ platform, which is designed to enable and enhance oral bioavailability, avoid first-pass metabolism and reduce hepatotoxicity and other side effects to advance active drugs that were previously held back by those limitations. The design and optimization of drug-specific chemistry and pharmacology is tailored for each program. This robust and consistent application of Glyph technology has led to the rapid growth of a robust pipeline of neuropsychiatric medicines. [Portions of this page have been removed]

14 PureTech Health plc Annual Report and Accounts 2023 1 As of 22 March 2023, PureTech has sold its right to receive a 3 percent royalty from Karuna to Royalty Pharma on net sales up to $2 billion annually, after which threshold PureTech will receive 67 percent of the royalty payments and Royalty Pharma will receive 33 percent. Fo un d ed E nt it ie s — In December 2023, Karuna announced they entered into a definitive agreement with BMS under which BMS has agreed to acquire Karuna for $330.00 per share in cash, for a total equity value of $14.0 billion. In the March 2024 post-period, the transaction was completed and Karuna is now a wholly owned subsidiary of BMS. — In November 2023, Karuna announced that the FDA accepted its new drug application for KarXT (xanomeline-trospium) for the treatment of schizophrenia and has granted a Prescription Drug User Fee Act (PDUFA) date of September 26, 2024. — In November 2023, Karuna announced positive results from the Phase 1b trial evaluating the effect of KarXT on 24-hour ambulatory systolic blood pressure in adults with schizophrenia. The primary endpoint in the trial was the change from baseline at week 8 in 24-hour average ambulatory systolic blood pressure. In the trial, KarXT demonstrated a mean change from baseline to week 8 in 24-hour ambulatory systolic blood pressure of -0.59 mmHg. The upper bound of the two-sided 95% confidence interval for the mean change from baseline to week 8 was 1.60 mmHg, thus ruling out a clinically meaningful increase in blood pressure (defined per FDA guidance as ≥3 mmHg change from baseline). Daytime and nighttime systolic blood pressure measurements showed no meaningful change and were generally consistent with the 24-hour average. Additional vital sign measures collected in the trial, including 24-hour average diastolic blood pressure and heart rate, were consistent with prior trials of KarXT in schizophrenia. Further, KarXT was generally well tolerated, with a side effect profile consistent with prior trials in the EMERGENT program. — In March 2023, Karuna announced positive topline results from the Phase 3 EMERGENT-3 trial evaluating the efficacy, safety, and tolerability of KarXT in adults with schizophrenia. The trial met its primary endpoint, with KarXT demonstrating a statistically significant and clinically meaningful 8.4-point reduction in Positive and Negative Syndrome Scale (PANSS) total score compared to placebo (-20.6 KarXT vs. -12.2 placebo; p<0.0001) at Week 5 (Cohen’s d effect size of 0.60). Consistent with prior trials, KarXT demonstrated an early and sustained statistically significant reduction of symptoms from Week 2 (p<0.05) through the end of the trial as assessed by PANSS total score. KarXT also demonstrated reductions in positive and negative symptoms of schizophrenia as measured by PANSS positive and PANSS negative Marder factor subscales. KarXT was generally well tolerated, with a side effect profile substantially consistent with previous trials of KarXT in schizophrenia. Key milestones achieved and development status — We and our collaborators, including leading schizophrenia experts, were excited about efficacy data generated in schizophrenia and Alzheimer’s disease by Eli Lilly with xanomeline, which had notable efficacy stemming from its activation of muscarinic receptors (M1 and M4) but had been held back by gastrointestinal tolerability issues. To overcome this, we invented KarXT, an oral M1/ M4-preferring muscarinic agonist, by combining xanomeline (a muscarinic agonist) with trospium (a peripherally acting muscarinic antagonist that doesn’t cross the blood brain barrier). This enabled the beneficial effects of M1/M4 activation in the brain without the peripheral side effects. We conducted key human tolerability proof-of-concept studies with KarXT that allowed Karuna to advance it further in schizophrenia patients. Karuna licensed the key KarXT intellectual property from PureTech. KarXT has been submitted to the FDA, and – if approved – we will have pioneered the development of the first new class of medicine for schizophrenia in over 50 years. Program discovery process by the PureTech team — In the third quarter of 2023, Karuna initiated the Phase 3 ADEPT-2 and ADEPT-3 trials for psychosis in Alzheimer’s disease (AD). Founded Entities continued Karuna Therapeutics PureTech Ownership PureTech is entitled to milestone payments, royalties and up to $400 million in milestone payments under its agreement with Royalty Pharma.1 Karuna Therapeutics is a wholly owned subsidiary of Bristol Myers Squibb (BMS) driven to create and deliver transformative medicines for people living with psychiatric and neurological conditions. Karuna’s lead candidate KarXT (xanomeline-trospium) is under review by the U.S. Food and Drug Administration (FDA) for the treatment of schizophrenia in adults. KarXT is also being evaluated in Phase 3 clinical trials as a potential adjunctive treatment for schizophrenia and as a potential treatment for psychosis in Alzheimer’s disease. [Portions of this page have been removed]

PureTech Health plc Annual Report and Accounts 2023 15 — Preclinical work demonstrates single agent mechanistic and anti-tumor efficacy of LYT- 200 in multiple animal and patient-derived tumor cell models. AML — In the February 2024 post-period, the U.S. Food and Drug Administration (FDA) granted Orphan Drug Designation to LYT-200 for the treatment of AML. The FDA grants orphan drug designation to novel products for the treatment of conditions affecting fewer than 200,000 persons in the U.S, and it qualifies the company for incentives including tax credits for some clinical trials and eligibility for seven years of market exclusivity in the U.S., if the drug is approved for AML. — In December 2023, it was announced that three dose escalation cohorts had been completed at weekly doses of 2 mg/kg (cohort 1), 4 mg/kg (cohort 2) and 7.5 mg/kg (cohort 3) in the ongoing Phase 1b trial evaluating LYT-200 as a single agent in relapsed/refractory AML and MDS patients. In a heavily pre-treated patient population, the early data demonstrate a favorable safety and tolerability profile of LYT-200 with no dose limiting toxicities. In the first cohort, disease stabilization was observed in two of the five patients treated, with one patient achieving red blood cell transfusion independence. In the second cohort, disease stabilization was observed in two of the four patients treated. In the third cohort, disease stabilization was observed in all four of the patients treated, with a reduction in bone marrow blasts observed in two of the four patients and the clearance of peripheral blasts observed in one patient. Two patients achieved more than 50 percent bone marrow blast reduction, with one of these patients observing an increase in platelet count without transfusions. The fourth cohort, evaluating a weekly regimen of LYT-200 at the 12 mg/kg dose, is still ongoing, and additional data are expected to be shared in a scientific forum. Locally advanced/metastatic solid tumors — In the March 2024 post-period, the FDA granted Fast Track designation for LYT-200 in combination with anti-PD1 therapy for the treatment of recurrent/metastatic head and neck cancers. Fast Track designation is a process designed to streamline the development and accelerate the assessment of drugs that target serious conditions with unmet need. — In December 2023, initial data from the Phase 1 portion of the Phase 1/2 dose escalation and expansion clinical trial of LYT-200 was announced. The initial data were presented at European Society for Medical Oncology meeting and demonstrate a favorable safety profile in all cohorts, including the monotherapy and combination arms with tislelizumab, an anti-PD-1 antibody being developed by BeiGene, and show disease control and suggestion of anti-tumor activity in combination with tislelizumab. In the combination cohort, anti-tumor activity was observed in patients with relapsed or refractory head and neck cancer, a patient population that has historically demonstrated a low response rate to anti-PD-1 agents of around 20 percent and 10 percent with chemotherapy1. Key milestones achieved and development status — With a focus on providing significant therapeutic benefit to cancer patients, we opportunistically identified a foundational immunosuppressive/pro-tumor mechanism(s) involving galectin-9, which was the basis of certain intellectual property that we licensed from New York University prior to its publication in Nature Medicine. Galectin-9 promotes multiple immunosuppressive pathways in the context of solid tumors and blocking galectin-9 results in tumor cell death in the context of AML and other hematological malignancies. High levels of galectin-9 expression in tumor tissue, on leukemia cells as well as in patients’ blood are linked to more advanced disease and worse outcomes. LYT-200 is a fully human IgG4 monoclonal antibody designed to inhibit the activity of galectin-9. We believe that LYT-200 is the most advanced clinical program against this target. It has the potential to be used as a single agent and in combination with other anti-cancer therapies, depending on the cancer type, treatment setting and line of treatment. LYT-200 has also demonstrated direct cytotoxic, anti-leukemic effects through multiple mechanisms, as well as synergy with standard of care in preclinical models. Program discovery process by the PureTech team Fo und ed Entities Founded Entities continued Gallop Oncology 1 Vermorken, J. B., MesíA, R., Rivera, F., Remenár, É., Kawecki, A., Rottey, S., Erfán, J., Zabolotnyy, D., Kienzer, H., Cupissol, D., Peyrade, F., Benasso, M., Vynnychenko, I., De Raucourt, D., Bokemeyer, C., Schueler, A., Amellal, N., & Hitt, R. (2008). Platinum-Based Chemotherapy plus Cetuximab in Head and Neck Cancer. The New England Journal of Medicine, 359(11), 1116–1127. https://doi. org/10.1056/nejmoa0802656 PureTech Ownership 100% equity Gallop Oncology™ is advancing a first-in-class, mechanistically differentiated approach to cancer treatment by targeting a novel, pro-tumor and immunosuppressive molecule. Gallop’s LYT-200 is ananti-galectin-9 monoclonal antibody (mAb) being developed for the treatment of acute myeloid leukemia (AML) and high-risk myelodysplastic syndromes (MDS) and head and neck cancers.

16 PureTech Health plc Annual Report and Accounts 2023

Founded Entities continued

Founded Entities

**[Portions of this page have been removed]**

### Intellectual property

— LYT-200 has broad intellectual property coverage for these antibody-based immunotherapy technologies. As of December 31, 2023, there are 15 families of intellectual property within this patent portfolio, including eight families of patent filings that are co-owned with and/or exclusively licensed from New York University which cover antibodies that target galectin-9, including LYT-200, and methods of using these antibodies in various immuno-oncology technologies and treatment methods. In addition, the intellectual property portfolio includes six families of company-owned patent applications covering the use of anti-galectin-9 antibodies in the diagnosis and treatment of various cancers, including solid tumors and hematological cancers and one family of patent applications co-owned with BeiGene directed to combination therapies for the treatment of solid tumors. This intellectual property portfolio comprises four issued U.S. patents which are expected to expire in 2038, 12 pending U.S. patent applications, which if issued, are expected to expire 2037 through 2044, two international PCT applications, 54 pending foreign applications and 12 issued patents in foreign jurisdictions.

PureTech Health plc Annual Report and Accounts 2023 17 1 EndeavorRx is a digital therapeutic indicated to improve attention function as measured by computer-based testing in children ages 8-17 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trials was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx, please visit EndeavorRx.com. 2 EndeavorOTC is a digital therapeutic indicated to improve attention function, ADHD symptoms and quality of life in adults 18 years of age and older with primarily inattentive or combined-type ADHD. EndeavorOTC utilizes the same proprietary technology underlying EndeavorRx, a prescription digital therapeutic indicated to improve attention function in children ages 8 - 17. EndeavorOTC is available under the U.S. Food and Drug Administration’s current Enforcement Policy for Digital Health Devices for Treating Psychiatric Disorders During the Coronavirus Disease 2019 (COVID-19) Public Health Emergency. EndeavorOTC has not been cleared or authorized by the U.S. Food and Drug Administration for its indications. It is recommended that patients speak to their health care provider before starting EndeavorOTC treatment. No serious adverse events have been reported in any of our clinical studies. To learn more, visit EndeavorOTC.com. — In September 2023, Akili announced its strategic plan to transition from a prescription to a non-prescription business model. The non-prescription model allows Akili to give consumers access to differentiated and clinically-validated technology, while removing the reliance on payers that stand in the way of patients trying to access treatment. — In January 2023, Akili shared topline results of the STARS-ADHD-Adolescents label expansion trial evaluating the efficacy and safety of EndeavorRx in adolescents ages 13-17 with ADHD. The pivotal trial achieved its predefined primary efficacy outcome, showing statistically significant improvement in attentional functioning after four weeks of treatment. Based on these results, Akili announced in December 2023 that it received authorization from the FDA to expand the EndeavorRx label to include older children aged 13-17. This increased age range is expected to more than double the number of pediatric patients with ADHD who are now eligible for EndeavorRx. — In May 2023, Akili shared topline results of the STARS-ADHD-Adult clinical trial evaluating the efficacy and safety of EndeavorRx in adults with ADHD. The results demonstrated attention improved in more than 80 percent of adults with ADHD, and over one-third of participants no longer exhibited an attention deficit following treatment. Improvements in attention were nearly seven times larger than those seen in the pivotal trial that supported EndeavorRx’s FDA authorization for aged 8 to 12 with ADHD. Additionally, nearly half of adults treated with EndeavorRx met a prespecified threshold for clinically meaningful improvement in their quality of life. EndeavorRx treatment was well-tolerated, with minimal side effects and no serious device-related adverse events reported. Based on these results, Akili announced the release of EndeavorOTC in June 2023, and submitted a 510(k) application to the FDA in October for EndeavorOTC as an over-the-counter (OTC) treatment for adults with ADHD. — In the February 2024 post-period, Akili shared positive results from its partner Shionogi’s Phase 3 pivotal trial of its localized version of Akili’s EndeavorRx for pediatric ADHD patients in Japan aged 8 to 17. Shionogi submitted the results of this trial for regulatory approval to Japan’s Pharmaceuticals and Medical Devices Agency in 2024. Key milestones achieved and development status — We engaged with leading neuroscientists and clinicians who had been studying the effects of video games on cognition and the underlying neural processes accessible by sensory stimulation and we collaborated with Dr. Adam Gazzaley, M.D., Ph.D., to translate the underlying academic device into a medical intervention, including overseeing the initial product development and design and the implementation of the initial proof-of-concept studies. — Akili’s FDA-cleared product, EndeavorRx, is based on a patented platform technology exclusively licensed from the University of California, San Francisco. The proprietary platform targets cognitive interference processing while also adapting difficulty automatically in real- time, allowing individuals of wide-ranging ability levels to interact with the product in their homes without the need for physician calibration or additional hardware. Program discovery process by the PureTech team Fo und ed Entities Founded Entities continued Akili PureTech Ownership 14.6% equity Akili is pioneering the development of cognitive treatments through game-changing technologies. Akili’s EndeavorRx®1 is an FDA-cleared digital therapeutic indicated to improve attention function as measured by computer-based testing in children ages 8-17 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Akili’s EndeavorOTC®2 is a digital therapeutic indicated to improve attention function, ADHD symptoms and quality of life in adults 18 years of age and older with primarily inattentive or combined-type ADHD. [Portions of this page have been removed]

18 PureTech Health plc Annual Report and Accounts 2023 — In the March 2024 post-period, Vor announced that the FDA had granted Fast Track Designation and Orphan Drug Designation to VCAR33ALLO. — In the January 2024 post-period, Vor announced it has dosed the first patient in VBP301, its Phase 1/2, multicenter, open-label, first-in-human study of VCAR33ALLO in patients with relapsed or refractory AML after standard-of-care transplant or a trem-cel transplant. By using healthy transplant donor cells as the starting material to produce VCAR33ALLO, the CAR-T cells have a more stem-like phenotype, leading to greater potential for expansion, persistence, and anti-leukemia activity compared to a product derived from a patient’s own lymphocytes. — In November 2023, Vor announced updated data from patients treated in VBP101, Vor’s Phase 1/2a multicenter, open-label, first-in-human study of trem-cell in patients with AML. Primary neutrophil engraftment occurred in all seven patients treated to date with trem-cel with a median time to engraftment of 10 days. All three patients treated with Mylotarg (the only anti-CD33 therapy approved by the FDA) experienced hematologic protection from deep cytopenias through repeat doses, suggesting that trem-cel transplants shielded patients’ healthy cells from the on-target toxicity (myelosuppression) typically seen with Mylotarg treatment. The hematological protection exhibited provides support that dose escalation of Mylotarg is warranted and highlights the potential to dose CD33-targeted CAR-T therapy without expected hematologic toxicity. — In August 2023, Vor announced a world-wide non-exclusive license from Editas Medicine for ex-vivo Cas9 gene-edited HSC therapies for the treatment and/or prevention of hematological malignancies. Key milestones achieved and development status — We were interested in approaches to treat hematological malignancies that currently have poor response rates or poor adverse event profiles despite recent advances in cell therapies and targeted therapies. We worked with Vor Bio Scientific Board Chair, Siddhartha Mukherjee, M.D., Ph.D., on key intellectual property, which Vor Bio exclusively in-licensed from Columbia, and on advancing this concept through critical proof-of-concept experiments. Program discovery process by the PureTech team Fo un d ed E nt it ie s Founded Entities continued Vor PureTech Ownership 3.9% equity Vor Bio is a clinical-stage cell and genome engineering company that aims to change the standard of care for patients with blood cancers by engineering hematopoietic stem cells (HSC) to enable targeted therapies post-transplant. Vor’s lead eHSC candidate is tremtelectogene empogeditemcel (trem-cel), formerly VOR33, which is created by genetically modifying healthy donor HSCs in order to remove the CD33 surface target protecting them from a targeted therapy post-transplant. Transplant with trem-cel is designed to replace standard of care transplants for patients suffering from acute myeloid leukemia (AML) and potentially other blood cancers. Trem-cel has the potential to enable powerful targeted therapies in the post-transplant setting including CD33-targeted CAR-T cells. VCAR33ALLO is a CD33-directed CAR-T cell therapy made from healthy cells obtained from the same donor from which the patient was previously transplanted. Vor’s vision is to develop a treatment system for AML where trem-cel is first administered to patients to remove CD33 from their healthy cells, followed by VCAR33ALLO administration to target and kill any remaining cancer cells. [Portions of this page have been removed]

PureTech Health plc Annual Report and Accounts 2023 19 Fo und ed Entities — In October 2023, Vedanta announced the first patient was dosed in the Phase 2 COLLECTiVE202 clinical trial of VE202 for the treatment of ulcerative colitis. Vedanta also announced that the U.S. Food and Drug Administration granted Fast Track designation to VE202. — In October 2023, Vedanta shared additional data from the VE303 Phase 2 CONSORTIUM clinical trial that further explained the biological effects of VE303 associated with prevention of Clostridioides difficile recurrence. VE303 accelerated the restoration of a healthy gut microbiome community and early recovery of key metabolites. Furthermore, among nearly 400 bacterial species detected in trial participants after treatment, species in VE303 were the top predictors of non-recurrence. Vedanta previously announced that the trial met its primary endpoint. — In October 2023, Vedanta shared preclinical data of VE707, which demonstrated that among nearly 100 consortia tested for their ability to reduce intestinal carriage of some of the most common and serious MDROs, VE707 was the most effective at reducing the levels of K. pneumoniae and E. coli in rodent models. Results also demonstrated that a rationally designed, defined consortium of bacteria can decolonize MDROs in animals and can be manufactured efficiently. — In May 2023, Vedanta announced the U.S. FDA granted Fast Track designation to VE303, for the prevention of rCDI. — In April 2023, Vedanta announced a $106.5 million financing to advance its pipeline of defined bacterial consortia therapies. Key milestones achieved and development status — We engaged with leading world-renowned experts in immunology and identified and in- licensed intellectual property to pioneer the concept of therapeutically defined consortia of microbes that could modulate the immune system or treat bacterial infections. Program discovery process by the PureTech team Founded Entities continued Vedanta Biosciences PureTech Ownership 36.1% equity Vedanta is leading the development of a potential new category of oral therapies based on defined consortia of bacteria isolated from the human microbiome and grown from pure clonal banks. Vedanta is a leader in the field with capabilities and deep expertise to discover, develop and manufacture live bacteria-based therapies. Vedanta’s candidates include VE303, a Phase 3-ready therapeutic candidate designed for the prevention of recurrent Clostridioides difficile infection (rCDI), VE202, a Phase 2 therapeutic candidate in development for the treatment of ulcerative colitis and VE707, a preclinical therapeutic candidate being advanced for the prevention of infection and colonization recurrence of several multidrug-resistant organisms (MDROs). [Portions of this page have been removed]

20 PureTech Health plc Annual Report and Accounts 2023 Fo un d ed E nt it ie s Founded Entities continued — In the March 2024 post-period, Sonde announced the publication of a new study that has validated the ability of the company’s mental fitness vocal biomarker (MFVB) platform to reliably distinguish individuals with elevated mental health symptoms. The four-week cohort study revealed a statistically significant correlation between voice-based identification of increased or decreased mental health risk with the results of the M3 Checklist, a clinically validated mental health assessment. The research, published in the peer-reviewed journal Frontiers in Psychiatry, highlights the potential of vocal biomarkers and Sonde’s technology specifically to provide objective data that can complement clinical care and improve self-monitoring for conditions like depression, stress- and trauma-related conditions, and anxiety. — In May 2023, Sonde announced the publication of new research that demonstrates the ability of its respiratory responsive vocal biomarker (RRVB) machine learning model to differentiate patients with COVID-19 from healthy individuals with about 70% accuracy. The peer-reviewed study, which was published in the Journal of Medical Internet Research, suggests the RRVB tool could serve as a pre-screening tool for acute respiratory infection and pave the way for the development of voice-based tools for future disease detection and monitoring applications. — In February 2023, Sonde and the Massachusetts General Hospital Frontotemporal Disorders Unit announced they had been selected by the Massachusetts Artificial Intelligence and Technology Center for Connected Care in Aging & Alzheimer’s Disease (MassAITC) to lead a pilot study focused on leveraging vocal biomarkers for remote detection and monitoring of mild cognitive impairment in the home environment. Funded by MassAITC and the National Institute on Aging, a division of the U.S. National Institutes of Health, the project is part of a $1.7 million grant to explore the use of artificial intelligence and other advanced technologies for in-home care. Specifically, it will evaluate the feasibility of obtaining voice recordings of older individuals in the home environment that can be used to longitudinally monitor speech and memory functions. Key milestones achieved and development status — We identified vocal features as a leading non-invasive source of health data, particularly given the evolving technology landscape where voice interactions with devices are rapidly increasing. We developed novel intellectual property around this concept and helped advance the technology from an academic concept to a commercially focused technology. Program discovery by the PureTech team Sonde PureTech Ownership 35.2% equity Sonde is developing a voice-based artificial intelligence platform that detects changes in the sound of voice that are linked to health conditions – like depression, anxiety and respiratory disease – to provide health tracking and monitoring. [Portions of this page have been removed]

PureTech Health plc Annual Report and Accounts 2023 21 Fo und ed Entities Founded Entities continued — In 2023, Entrega demonstrated increased oral peptide bioavailability of two- to three-fold over standard permeation enhancer formulations. — Entrega continues to advance its platform for the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. To validate its technology, Entrega generated preclinical proof-of-concept data demonstrating administration of therapeutic peptides into the bloodstream of large animals. Key milestones achieved and development status — We were interested in enabling the oral administration of biologics, which has been a long- standing problem in drug development. We engaged with leading experts in drug administration, including Robert Langer, Sc.D., screened over 100 technologies and the initial platform was licensed from Samir Mitragotri, Ph.D., when he was Professor of Chemical Engineering at UC Santa Barbara (currently Hiller Professor of Bioengineering and Hansjorg Wyss Professor of Biologically Inspired Engineering at Harvard University). We later enhanced this platform with intellectual property developed by our team. Program discovery by the PureTech team Entrega NOTE: The disclosure requirement relating to our Section 172 Statement for inclusion in this report has been incorporated by way of cross reference to Relations with Stakeholders PureTech Ownership 73.8% equity Entrega is focused on the oral administration of biologics, vaccines and other drugs that are otherwise not efficiently absorbed when taken orally. The vast majority of biologic drugs, including peptides, proteins and other macromolecules, are currently administered by injection, which can present challenges for healthcare administration and compliance with treatment regimes. Entrega believes oral administration thus represents an ideal administration approach for this increasingly large class of therapies reshaping many areas of medicine, including the treatment of diabetes and weight loss. Entrega’s technology platform is an innovative approach to oral administration which uses a proprietary, customizable hydrogel dosage form to control local fluid microenvironments in the GI tract in an effort to both enhance absorption and reduce the variability of drug exposure. Peptide therapeutics (e.g., the emerging GLP-1 agonist class) are ideally suited to benefit from Entrega’s approach.

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ESG report
Patients



# PATIENTS

As a clinical stage biotherapeutics company, our mission is to address devastating diseases and improve patient health worldwide through innovative medicines. To accomplish this goal consistently and ethically, we focus our sustainability efforts on three key areas that enable patient support:

**Commitment #1:**

## Addressing unmet medical needs

**Commitment #2:**

## Ensuring patient safety

**Commitment #3:**

## Accelerating our R&D engine to unlock new medicines

The patient population we aim to create value for is widespread as we explore potentially life-transforming treatments across many serious diseases.

We continued to develop our programs in 2023 through the expertise of our dedicated team and in collaboration with our extensive network of scientists, clinicians and industry leaders. For details on our programs, please see pages 10 to 21].

PureTech Health plc Annual Report and Accounts 2023 31 Our ESG framework continued E SG rep o rt Our initiatives: Our awareness campaign to informs IPF patients and caregivers worldwide of our investigational treatment in development. Our initiative creates inclusive resources to engage both patients and caregivers in clinical trials. In September 2023, we continued our efforts to promote Pulmonary Fibrosis Awareness Month to raise awareness of IPF and to serve as inspiration for our employees. During this month we hosted a lunch and learn with Dr. Lisa Lancaster to understand the evolution of IPF trials and the patient experience. During an employee town hall, members of the Social and Culture Committee led the discussion on IPF and conducted the ‘Pucker Up Challenge”. We also held an all-employee walk in taking steps toward a cure. In February 2023, we celebrated Rare Disease Day in which employees wore stripes to show support for rare diseases such as IPF. The idea is to raise awareness for the over 7,000 rare diseases that impact millions of people globally and to advocate for health equity. In November 2023, we established an educational grant partnership with PF Warriors to advance their awareness, education and clinical research initiatives for pulmonary fibrosis patients. PF Warriors is an international support network delivering vital assistance, education, inspiration and hope to pulmonary fibrosis patients and families. Through such strategic alliances, we aim to empower patient advocacy groups creating real change for those living with PF. Our grant upholds our commitment to foster greater understanding of this disease while accelerating essential efforts to improve patient health outcomes. Consistent with our commitment to improve the care of patients with IPF, we partnered with the Pulmonary Fibrosis Foundation (PFF) in 2023 to help raise awareness of the condition in several ways. We have a strong relationship with PFF, which is the leading patient advocacy organization for the IPF community. They not only provide support and educational resources to the community but are also working to identify effective treatments for IPF. PFF is also a trusted resource and partner to PureTech as we advance LYT-100 through the clinic. We are Committed to the Fight Against Idiopathic Pulmonary Fibrosis (IPF) It’s important to note that the work we do at PureTech every day is in service to the patients we hope to help. Our most advanced therapeutic candidate, LYT-100, is being developed for the potential treatment of conditions involving inflammation and fibrosis, including IPF. IPF is a progressive and life-shortening disorder of the lungs with a median survival rate of 2-5 years.8 8 Fisher, M., Nathan, S. D., Hill, C., Marshall, J., Dejonckheere, F., Thuresson, P., & Maher, T. M. (2017). Predicting Life Expectancy for Pirfenidone in Idiopathic Pulmonary Fibrosis. Journal of Managed Care & Specialty Pharmacy, 23(3-b Suppl), S17 -S24. https://doi.org/10.18553/jmcp.2017.23.3-b.s17 9 GlobalData Epidemiology and Market Size Search. 10 United Kingdom, France, Germany, Italy and Spain 11 Dempsey, T., Payne, S. C., Sangaralingham, L. R., Yao, X., Shah, N., & Limper, A. H. (2021). Adoption of the Antifibrotic Medications Pirfenidone and Nintedanib for Patients with Idiopathic Pulmonary Fibrosis. Annals of the American Thoracic Society, 18(7), 1121–1128. https://doi.org/10.1513/annalsats.202007-901oc E SG rep o rt Patients 2-5 Years Median survival8 >232,000 People are affected by IPF in the US and EU9,10 ~75% IPF patients not on standard of care therapy11 2 FDA approved branded drugs on the market with significant tolerability issue PF WarriorsRare disease day All-Employee walk

32 PureTech Health plc Annual Report and Accounts 2023 E SG re p o rt Patients Pa ti en ts Clinical trial participants are made fully aware of all risks involved prior to participating in a clinical trial. To confirm this, we ensure that every patient has provided informed consent of their willingness to participate through a signed voluntary commitment. Our informed consent requirements are set out in the PureTech Clinical Research Policy. We also rely on the use of human biological specimens to develop our innovative therapies through clinical trials, which require informed consent. Our Human Biological Specimens Policy specifies our commitment to respecting both donors and the specimens they provide and that collecting, obtaining, storing and using human biological samples must be obtained through consent. Our President is responsible for ensuring that PureTech follows all US and applicable international regulatory requirements and standards and applicable bioethics principles. In 2023, there were no FDA sponsored inspections related to clinical trial management and pharmacovigilance that resulted in PureTech receiving Voluntary Action Indicated (VAI) and Official Action Indicated (OAI) from FDA. Bioethics: R&D Our ethical and quality management standards, allow for continuous improvement through R&D, while helping us to maintain high standards of product quality and safety in compliance with relevant regulations at each phase. In 2023, we spent $110.5 million on research and development projects to develop new and innovative therapeutics (see page 73 for details on R&D expenses) As we enhance our R&D strategy, we continue to assess and identify areas for improvement across our clinical trial safety, quality and risk management processes. We have robust policies relating to Good Manufacturing Practices (GMP) and regulatory inspections to reinforce ethics into our processes and we are in the process of implementing additional policies on quality and risk management. Environmental factors remain integral in our R&D as we aim to cut back or remove hazardous chemicals from our R&D procedures. We also stay current on the newest green chemistry advancements and strive to implement eco-friendly design principles. In 2023, we managed to optimize some of our large-scale drug substance processes to replace more hazardous solvents that negatively impact the environment. Commitment #1: Addressing unmet medical needs Our team is dedicated to providing therapeutics for unmet medical needs. We leverage the substantial groundwork laid by the biopharmaceutical industry, which has dedicated decades to discovering novel modalities and proving efficacy in patients. Despite these advancements, barriers have prevented important new medicines from reaching their full potential. Through our unique insights, we aim to realize the full promise of these vital new therapeutics for patients in need. With our cutting-edge R&D efforts, we are targeting these gaps while creating long- term value for both patients and shareholders. Commitment #2: Ensuring patient safety Patient safety remains our utmost priority informing all aspects of our work. Our committed research team, in conjunction with external partners, adheres to strict procedures, processes and guidelines to ensure clinical trial and R&D integrity. Through diligent oversight and responsible development practices, we seek to uphold patient wellbeing at every stage. Delivering Safe Clinical trials We conduct all clinical trials according to the highest standards of ethics and safety. All our trials follow the standards of the International Conference on Harmonization (ICH) Good Clinical Practice guidelines and the World Medical Association (WMA) Declaration of Helsinki on the Ethical Principles for Medical Research Involving Human Subjects. To ensure compliance and rigor in our approach, we seek approval from Independent Ethics Committees and local regulatory authorities on all investigative medicine trials. In addition, our employees who are engaged with clinical trials, either as clinical staff or their designees, are responsible for ensuring full compliance with best clinical practice. When sponsoring an Investigational New Drug (IND) application, we acknowledge our responsibility to both participants and the regulatory agencies who put their trust in us to act responsibly. We have a robust governance framework in place to ensure patient oversight which includes effective policies and protocols such as our Safety Management Plans and Medical Monitoring Plans, which helps us to monitor, review and act on any incidents. All protocols are compliant with ICH E6 (R2) per FDA regulations and most of our studies have Independent Data Safety Monitoring Committees.

PureTech Health plc Annual Report and Accounts 2023 33 Patients Ensuring Drug Efficacy and Safety None of the therapeutic candidates being advanced internally or by PureTech’s Controlled Founded Entities are currently on the market. Therefore, in 2023, PureTech received no FDA warning letters, no products were delayed due to a lack of regulatory approval and no product recalls took place. As we continue to advance our therapeutic candidates towards commercialization, we will continue to practice our clinical protocols diligently to ensure ongoing safety and compliance across our operations and clinical trials. Commitment #3: Accelerating our R&D engine to unlock new medicines R&D has been the bedrock of progress in global health and a key component in the successful discovery and development of our therapeutic candidates. Generating a robust pipeline that has the potential to address millions of patients with unmet medical needs has been made possible through our strong R&D model. We are proud of our model which allows us to fulfill our unyielding commitment to delivering potentially life-changing new therapies for patients in need. We will continue to leverage this model, our scientific insight and our network of scientists, clinicians and industry leaders to unlock new medicines and deliver highly innovative therapeutics for patients. Bioethics: Animal Research Animal research continues to play a vital and irreplaceable part in progressing drug discovery, as it assists scientists in addressing biological uncertainties. PureTech conducts animal testing only when necessary, in line with the FDA Modernization Act 2.0, to further the development of therapeutics and is mandated by regulatory bodies, before human trials of new medications can proceed. We follow the guidelines outlined under the USDA Animal Welfare Act and are dedicated to the human and ethical treatment of animals. Studies involving animals are evaluated and approved by the Executive Team and are carried out at external qualified and certified vendors that fulfil our standards and anticipated practices for animal care, welfare and handling. Whenever we contemplate animal testing, we are devoted to applying the replacement, reduction and refinement of animal studies (3Rs). — Replace We use alternative methods to animal testing wherever possible. — Reduce We use the minimum number of animals in trials. — Refine We minimize pain, suffering and distress, and improve the welfare of animals used in trials. Bioethics: Quality Management We have a robust Quality Management System (QMS) in place to oversee our raw material suppliers. Our QMS consists of various SOPs which describe our controlled processes that result in consistent quality control as per PureTech’s quality system. SOPs include, but are not limited to, the processes relating to the: — Qualification of New Vendors — Qualification of Existing Vendor for New Materials — Management of Changes related to Vendor — Evaluation of Supply for Quality — Change Control — Batch Disposition — Employee Training on New Materials To ensure our QMS is robust and up to date, risk assessment protocol is built into our procedures for vendor audits, vendor oversight, and data integrity for Chemistry, Manufacturing, and Controls (CMC). This allows us to quickly determine vendor risks and accelerate new vendor onboarding to meet business demands.

34 PureTech Health plc Annual Report and Accounts 2023 E SG re p o rt Pe o p le [Portions of this page have been removed] Our employees are predominantly located near our headquarters in Boston, MA, with three individuals based in London. As of December 31, 2023, we had a total of 90 employees. Of these, 47 employees work in R&D roles while 43 are engaged in PureTech’s general and administrative functions.

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36 PureTech Health plc Annual Report and Accounts 2023 E SG re p o rt People Recruitment and Retention As our programs advance and our business rapidly evolves, the PureTech team has evolved with it over the course of years. While the prioritization of our pipeline led to a scale-back of our R&D operations in 2023, our recruitment strategy remains unchanged, as we continue to focus on developing a skilled and diverse pipeline of talent. 2022 2023 Total number of employees 111 90 Year-over-year growth (%) 16.8% (18%) Employee turnover (%) 30.62% 44.1% Pe o p le [Portions of this page have been removed]

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PureTech Health plc Annual Report and Accounts 2023 59 G overnance Governance Our world class Board of Directors provides strong governance

60 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e The execution of the Group’s strategy is subject to a range of risks and uncertainties. As a clinical-stage biotherapeutics company, the Group operates in an inherently high-risk environment. The Group’s strategic approach seeks to aid the Group’s risk management efforts to achieve an effective balancing of risk and reward. Risk assessment, evaluation and mitigation are integral parts of the Group’s management process. The Group, however, also recognizes that ultimately no strategy provides an assurance against loss, as we saw in the current year with Gelesis, which ceased operations and filed a voluntary petition for Chapter 7 bankruptcy liquidation in October 2023. Risks are formally identified by the Board and appropriate internal controls are put in place and tailored to the specific risks to monitor and mitigate them on an ongoing basis. If multiple or an emerging risk event occurs, it is possible that the overall effect of such events would compound the overall effect on the Group. The principal risks that the Board has identified as the key business risks facing the Group are set out in the table below along with the impact and mitigation management plan with respect to each risk. These risks are only a high-level summary of the principal risks affecting our business; any number of these or other risks could have a material adverse effect on the Group or its financial condition, development, results of operations, subsidiary companies and/or future prospects. Further information on the risks facing the Group can be found on pages 186 to 223 which also includes a description of circumstances under which principal and other risks and uncertainties might arise in the course of our business and their potential impact. Risk Impact* Management Plans/Actions 1 Risks related to science and technology failure The science and technology being developed or commercialized by some of our businesses may fail and/or our businesses may not be able to develop their intellectual property into commercially viable therapeutics or technologies. There is also a risk that certain of the businesses may fail or not succeed as anticipated, resulting in significant decline of our value. The failure of any of our businesses could decrease our value. A failure of one of the major businesses could also impact the reputation of PureTech as a developer of high value technologies and possibly make additional fundraising by PureTech or any Founded Entity more difficult or unavailable on acceptable terms at all. Prior to additional steps in the development of any technology, extensive due diligence is carried out that covers all the major business risks, including technological feasibility, competition and technology advances, market size, strategy, adoption and intellectual property protection. A capital efficient approach is employed, which requires the achievement of a level of proof of concept prior to the commitment of substantial capital is committed. Capital deployment is generally tranched to ensure the funding of programs only to their next value milestone. Members of our Board or our management team serve on the board of directors of several of the businesses so as to continue to guide each business’s strategy and to oversee proper execution thereof. We use our extensive network of advisors to ensure that each business has appropriate domain expertise as it develops and executes on its strategy and the R&D Committee of our Board reviews each program at each stage of development and advises our Board on further actions. Additionally, we have a diversified model with numerous assets such that the failure of any one of our businesses or therapeutic candidates would not result in a failure of all of our businesses. Risk management

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Risk management continued

Governance

| Risk | Impact* | Management Plans/Actions |
|---|---|---|
| **2 Risks related to clinical trial failure**<br>Clinical trials and other tests to assess the commercial viability of a therapeutic candidate are typically expensive, complex and time-consuming, and have uncertain outcomes.<br>Conditions in which clinical trials are conducted differ, and results achieved in one set of conditions could be different from the results achieved in different conditions or with different subject populations. If our therapeutic candidates fail to achieve successful outcomes in their respective clinical trials, the therapeutics will not receive regulatory approval and in such event cannot be commercialized. In addition, if we fail to complete or experience delays in completing clinical tests for any of our therapeutic candidates, we may not be able to obtain regulatory approval or commercialize our therapeutic candidates on a timely basis, or at all. | A critical failure of a clinical trial may result in termination of the program and a significant decrease in our value. Significant delays in a clinical trial to support the appropriate regulatory approvals could impact the amount of capital required for the business to become fully sustainable on a cash flow basis. | We have a diversified model to limit the impact of clinical trial outcomes on our ability to operate as a going concern. We have dedicated internal resources to establish and monitor each of the clinical programs for the purpose of maximising successful outcomes. We also engage outside experts to help create well-designed clinical programs that provide valuable information and mitigate the risk of failure. Significant scientific due diligence and preclinical experiments are conducted prior to a clinical trial to evaluate the odds of the success of the trial. In the event of the outsourcing of these trials, care and attention are given to assure the quality of the vendors used to perform the work. |
| **3 Risks related to regulatory approval**<br>The pharmaceutical industry is highly regulated. Regulatory authorities across the world enforce a range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of pharmaceutical therapeutics. Stringent standards are imposed which relate to the quality, safety and efficacy of these therapeutics. These requirements are a major determinant of the commercial viability of developing a drug substance or medical device given the time, expertise and expense which must be invested.<br>We may not obtain regulatory approval for our therapeutic candidates. Moreover, approval in one territory offers no guarantee that regulatory approval will be obtained in any other territory. Even if therapeutics are approved, subsequent regulatory difficulties may arise, or the conditions relating to the approval may be more onerous or restrictive than we anticipate. | The failure of one of our therapeutics to obtain any required regulatory approval, or conditions imposed in connection with any such approval, may result in a significant decrease in our value. | We manage our regulatory risk by employing highly experienced clinical managers and regulatory affairs professionals who, where appropriate, will commission advice from external advisors and consult with the regulatory authorities on the design of our preclinical and clinical programs. These experts ensure that high-quality protocols and other documentation are submitted during the regulatory process, and that well-reputed contract research organizations with global capabilities are retained to manage the trials. We also engage with experts, including on our R&D Committee, to help design clinical trials to help provide valuable information and maximize the likelihood of regulatory approval. Additionally, we have a diversified model with numerous assets such that the failure to receive regulatory approval or subsequent regulatory difficulties with respect to any one therapeutic would not adversely impact all of our therapeutics and businesses. |

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Risk management continued

Governance

| Risk | Impact* | Management Plans/Actions |
|---|---|---|
| **4 Risks related to therapeutic safety** | | |
| There is a risk of adverse reactions with all drugs and medical devices. If any of our therapeutics are found to cause adverse reactions or unacceptable side effects, then therapeutic development may be delayed, additional expenses may be incurred if further studies are required, and, in extreme circumstances, it may prove necessary to suspend or terminate development. This may occur even after regulatory approval has been obtained, in which case additional trials may be required, the approval may be suspended or withdrawn or require product labels to include additional safety warnings. Adverse events or unforeseen side effects may also potentially lead to product liability claims against us as the developer of the therapeutics and sponsor of the relevant clinical trials. These risks are also applicable to our Founded Entities and any trials they conduct or therapeutic candidates they develop. | Adverse reactions or unacceptable side effects may result in a smaller market for our therapeutics, or even cause the therapeutics to fail to meet regulatory requirements necessary for sale of the therapeutic. This, as well as any claims for injury or harm resulting from our therapeutics, may result in a significant decrease in our value. | Safety is our top priority in the design of our therapeutics. We conduct extensive preclinical and clinical trials which test for and identify any adverse side effects. Despite these steps and precautions, we cannot fully avoid the possibility of unforeseen side effects. To mitigate the risk further we have insurance in place to cover product liability claims which may arise during the conduct of clinical trials. |
| **5 Risks related to therapeutic profitability and competition** | | |
| We may be unable to sell our therapeutics profitably if reimbursement from third-party payers – such as private health insurers and government health authorities – is restricted or not available. If, for example, it proves difficult to build a sufficiently strong economic case based on the burden of illness and population impact.<br><br>Third-party payers are increasingly attempting to curtail healthcare costs by challenging the prices that are charged for pharmaceutical therapeutics and denying or limiting coverage and the level of reimbursement. Moreover, even if the therapeutics can be sold profitably, they may not be adopted by patients and the medical community.<br><br>Alternatively, our competitors – many of whom have considerably greater financial and human resources – may develop safer or more effective therapeutics or be able to compete more effectively in the markets targeted by us. New companies may enter these markets and novel therapeutics and technologies may become available which are more commercially successful than those being developed by us. These risks are also applicable to our Founded Entities and could result in a decrease in their value. | The failure to obtain reimbursement from third party payers, and competition from other therapeutics, could significantly decrease the amount of revenue we may receive from therapeutic sales for certain therapeutics. This may result in a significant decrease in our value. | We engage reimbursement experts to conduct pricing and reimbursement studies for our therapeutics to ensure that a viable path to reimbursement, or direct user payment, is available. We also closely monitor the competitive landscape for our therapeutics and therapeutic candidates and adapt our business plans accordingly. Not all therapeutics that we are developing will rely on reimbursement. Also, while we cannot control outcomes, we seek to design studies to generate data that will help support potential reimbursement. |

PureTech Health plc Annual Report and Accounts 2023 63

Risk management continued

Governance

| Risk | Impact* | Management Plans/Actions |
| --- | --- | --- |
| **6 Risks related to intellectual property protection** | | |
| We may not be able to obtain patent protection for some of our therapeutics or maintain the secrecy of their trade secrets and know-how. If we are unsuccessful in doing so, others may market competitive therapeutics at significantly lower prices. Alternatively, we may be sued for infringement of third-party patent rights. If these actions are successful, then we would have to pay substantial damages and potentially remove our therapeutics from the market. We license certain intellectual property rights from third parties. If we fail to comply with our obligations under these agreements, it may enable the other party to terminate the agreement. This could impair our freedom to operate and potentially lead to third parties preventing us from selling certain of our therapeutics. | The failure to obtain patent protection and maintain the secrecy of key information may significantly decrease the amount of revenue we may receive from therapeutic sales. Any infringement litigation against us may result in the payment of substantial damages by us and result in a significant decrease in our value. | We spend significant resources in the prosecution of our patent applications and maintenance of our patents, and we have in-house patent counsel and patent group to help with these activities. We also work with experienced external attorneys and law firms to help with the protection, maintenance and enforcement of our patents. Third party patent filings are monitored to ensure the Group continues to have freedom to operate. Confidential information (both our own and information belonging to third parties) is protected through use of confidential disclosure agreements with third parties, and suitable provisions relating to confidentiality and intellectual property exist in our employment and advisory contracts. Licenses are monitored for compliance with their terms. |
| **7 Risks related to enterprise profitability** | | |
| We expect to continue to incur substantial expenditure in further research and development activities. There is no guarantee that we will become operationally profitable, and, even if we do so, we may be unable to sustain operational profitability. | The strategic aim of the business is to generate profits for our shareholders through the commercialization of technologies through therapeutic sales, strategic partnerships and sales of businesses or parts thereof. The timing and size of these potential inflows are uncertain. Should revenues from our activities not be achieved, or in the event that they are achieved but at values significantly less than the amount of capital invested, then it would be difficult to sustain our business. | We retain significant cash in order to support funding of our Founded Entities and our Internal Programs. We have close relationships with a wide group of investors and strategic partners to ensure we can continue to access the capital markets and additional monetization and funding for our businesses. Additionally, our Founded Entities are able to raise money directly from third party investors and strategic partners. |
| **8 Risks related to hiring and retaining qualified employees and key personnel** | | |
| We operate in complex and specialized business domains and require highly qualified and experienced management to implement our strategy successfully. We and many of our businesses are located in the United States which is a highly competitive employment market.<br>Moreover, the rapid development which is envisaged by us may place unsupportable demands on our current managers and employees, particularly if we cannot attract sufficient new employees. There is also the risk that we may lose key personnel. | The failure to attract highly effective personnel or the loss of key personnel would have an adverse impact on our ability to continue to grow and may negatively affect our competitive advantage. | The Board regularly seeks external expertise to assess the competitiveness of the compensation packages of its senior management. Senior management continually monitors and assesses compensation levels to ensure we remain competitive in the employment market. We maintain an extensive recruiting network through our Board members, advisors and scientific community involvement. We also employ an executive as a full-time in-house recruiter and retain outside recruiters when necessary or advisable. Additionally, we are proactive in our retention efforts and include incentive-based compensation in the form of equity awards and annual bonuses, as well as a competitive benefits package. We have a number of employee engagement efforts to strengthen our PureTech community. |

64 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e Risk management continued Risk Impact* Management Plans/Actions 9   Risks related to business, economic or  public health disruptions Business, economic, financial or geopolitical disruptions or global health concerns could seriously harm our development efforts and increase our costs and expenses. Broad-based business, economic, financial or geopolitical disruptions could adversely affect our ongoing or planned research and development activities. Global health concerns, such as a further pandemic, or geopolitical events, like the ongoing consequences of the armed conflicts, could also result in social, economic, and labor instability in the countries in which we operate or the third parties with whom we engage. We consider the risk to be increasing since the prior year and note further risks associated with the banking system and global financial stability. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. It is also possible that global health concerns or geopolitical events such as these ones could disproportionately impact the hospitals and clinical sites in which we conduct any of our current and/or future clinical trials, which could have a material adverse effect on our business and our results of operation and financial impact. We regularly review the business, economic, financial and geopolitical environment in which we operate. It is possible that we may see further impact as a result of current geopolitical tensions. We monitor the position of our suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business. We develop and execute contingency plans to address risks where appropriate.

G overnance PureTech Health plc Annual Report and Accounts 2023 65 Viability PureTech Health plc Viability Statement In accordance with the UK Corporate Governance Code (Governance Code) published in July 2018, the Directors have assessed the prospects of the Company with respect to the December 31, 2023 financial position. Based on current projections, the Directors believe that the Company has sufficient available funding to extend operations into at least 2027. This period is deemed appropriate having assessed the financial health as of December 31, 2023. We expect our Wholly-Owned Programs3 to significantly progress during this period and for key Controlled Founded Entities2 to reach significant development milestones over the period of the assessment. As we advance our Wholly-Owned Programs and Controlled Founded Entities, our future decisions will be driven by the data of our programs. Our current projections are consistent with our disciplined R&D approach to advance our Wholly-Owned Programs and Controlled Founded Entities through the development process and not commit resources to further development unless specific thresholds for advancement are met. The Directors have evaluated our cash and cash equivalents and short-term investment of $327.1 million as of December 31, 2023, the gross proceeds of $292.7 million that we received from the Bristol Myers Squibb ("BMS") acquisition of Karuna in March 2024, and our proposed capital return of $100.0 million by way of a repurchase of ordinary shares to our shareholders announced in March 2024, against plausible scenarios. The Directors have determined that these amounts are sufficient to support our existing and newly launched Founded Entities1 (Seaport Therapeutics and Gallop Oncology), and our strategy around creating and supporting other Founded Entities, should they require it. Additionally, the Directors have determined that these amounts are also sufficient for the advancement of our Wholly-Owned Programs, to provide reasonable returns for our shareholders and to fund the Company’s operating costs into at least 2027. The Directors' review has considered all of the principal and emerging risks identified and focused on the pathway to regulatory approval of each therapeutic candidate being developed within our Wholly-Owned Programs as well as those of our Founded Entities. The Directors reviewed the near-term liquidity and considered funding plans of our Wholly-Owned Programs and Founded Entities and the near-term capital returns to our shareholders in our assessment of long-term cash flow projections. It should be noted that the majority of funding has been allocated to support the Company’s strategy around Founded Entities, alongside the advancement of the Wholly-Owned Programs which could become Founded entities themselves. The Directors confirm that they have a reasonable expectation that we will continue to operate and meet our obligations as they become due over the period of the assessment. In making this statement, the Directors carried out a robust assessment of the principal and emerging risks, including those that would threaten our business model, future performance, solvency or liquidity and evaluated plausible scenarios that included these risks. This assessment was made in consideration of our strong financial position, current strategy, and management of principal and emerging risks. The following facts support the Directors’ view of the viability: — We have a cash, cash equivalents and short-term investments position of $327.1 million as of December 31, 2023. Our cash position was strengthened in March 2024 when we received gross proceeds of $292.7 million from the BMS acquisition of Karuna. — In March 2024, we announced a proposed capital return of $100.0 million to our shareholders by way of a tender offer. This announcement reflects the Board’s commitment to evaluate its capital allocation regularly, including the assessment of opportunities for capital returns to our shareholders, subject to the Company’s operational needs. — Our cash, cash equivalents and short-term investments are highly liquid and readily available. — We have control over the spending and strategic direction of our Wholly-Owned Programs and Controlled Founded Entities. — Our business model is structured so that we are not reliant on the successful outcomes of any one therapeutic or technology within the Wholly-Owned Programs, or any Founded Entities. In addition, the fact that our Wholly-Owned Programs and Founded Entities (with the exception of Akili) are currently in the research and development stage means that these therapeutics, technologies and entities are not reliant on cash inflows from product sales or services during the period of this assessment. This also means that we are not highly susceptible to conditions in one or more market sectors in this time frame. The utilization of existing cash, cash equivalents and short- term investments to advance these therapeutics, technologies and entities is within our control, and the spending and investment decisions are largely discretionary. Therefore, there is management control on reducing discretionary spending if unforeseen liquidity risks arise. Although engaging with collaboration partners is highly valuable from a validation and, in some cases, funding perspective, we are not solely reliant on cash flows from such sources over the period of assessment. Further, the Directors have considered milestone and royalty funding based on existing collaboration and partnership arrangements, milestone payments from the Royalty Purchase Agreement with Royalty Pharma, the ability of the Wholly- Owned Programs and each Controlled Founded Entity to enter into new collaboration agreements, all of which could be expected to generate cash in-flows but were not included in the assessment.

G ov er na nc e 66 PureTech Health plc Annual Report and Accounts 2023 The Directors note that our ownership stakes in the Founded Entities are expected to be illiquid in nature, with the exception of our ownership stakes in entities which are publicly traded on Nasdaq. While we anticipate holding these ownership stakes through the achievement of significant milestones or other events, we will continue to be diligent in exploring monetization opportunities after key value accretion has occurred similar to the execution of the sale of 1,750,000 common shares of Karuna for an aggregate proceeds of $218.1 million in 2021, the sale of 602,100 common shares of Karuna for an aggregate proceeds of $115.5 million in 2022, the sale of 535,400 common shares of Vor for an aggregate proceeds of $3.3 million in 2022, and the sale of 167,579 common shares of Karuna for an aggregate proceeds of $33.3 million in 2023. We also expect that certain of these Founded Entities may not be successful, and this could result in a loss of the amounts previously invested. For example, Gelesis was listed on the New York Stock Exchange as of December 31, 2022 and was delisted from the New York Stock Exchange in April 2023. On October 30, 2023, Gelesis ceased operations and filed a voluntary petition for relief under the United States bankruptcy code. However, even if certain Founded Entities are not successful, our liquidity is expected to remain sufficient to achieve the remaining milestone events, fund operational costs and provide returns for our shareholders over the period of assessment. The Directors have concluded, based on our strong financial position and readily available cash, cash equivalents and short-term investments, that we are highly likely to be able to fund our infrastructure requirements, advance our Wholly- Owned Programs, including trials in more advanced stages, and contribute amounts necessary for the Founded Entities to reach significant development milestones over the period of the assessment and return capital to our shareholders. Therefore, there is a reasonable expectation that we have adequate resources and will continue to operate and meet our obligations over the period of the assessment. Viability continued 1. Founded Entities are comprised of the entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities2 and deconsolidated Founded Entities. As of December 31, 2023, deconsolidated Founded Entities included Akili Interactive Labs, Inc., Karuna Therapeutics, Inc., Vor Bio, Inc., Gelesis, Inc., Sonde Health, Inc., and Vedanta Biosciences, Inc. 2. Controlled Founded Entities are comprised of the Company’s consolidated operational subsidiaries that currently have already raised third-party dilutive capital. As of December 31, 2023, Entrega was the only entity under this definition. 3. Wholly-Owned Programs are comprised of the Company’s current and future therapeutic candidates and technologies that are developed by the Company's wholly-owned subsidiaries, whether they were announced as a Founded Entity or not, and will be advanced through with either the Company's funding or non-dilutive sources of financing. As of December 31, 2023, Wholly-Owned Programs were developed by the wholly-owned subsidiaries Alivio Therapeutics, Inc., PureTech LYT, Inc., PureTech LYT 100, Inc. and included primarily the programs LYT-100, LYT-200, LYT-300, and the Glyph platform.

PureTech Health plc Annual Report and Accounts 2023 67

Governance

# Key Performance Indicators – 2023

The key performance indicators (KPIs) below measure our performance against our strategy. As PureTech's strategy has evolved, new KPIs have replaced older metrics that are no longer representative of our progress.

## $578.4m[1,2]

**Amount of funding secured for Founded Entities**

$561.5m (97%) came from third parties

2022: $1.28b
2021: $731.9m
2020: $247.8m
2019: $666.8m
2018: $274.0m
2017: $102.9m

**Progress**

Karuna, Vedanta, and Gelesis raised funds in the form of financings in 2023, including $561.5 million by third party financial and strategic investors.

## 1[2]

**Number of programs created by PureTech**

2022: 1
2021: 2
2020: 3
2019: 1
2018: 1
2017: 1

**Progress**

In 2023, we nominated a new therapeutic candidate, LYT-320. LYT-320 is a novel prodrug of agomelatine and the third therapeutic candidate developed from our Glyph™ platform to be advanced toward the clinic. LYT-320 is now being advanced through a newly created Founded Entity, Seaport Therapeutics, as SPT-320.

## $133.3m[2]

**Proceeds generated from Founded Entity monetization events**

2022: $115.4m
2021: $218.1m
2020: $350.6m
2019: $9.3m

**Progress**

A key component of our strategy is to derive value from the equity growth of our Founded Entities. In 2023, we generated cash proceeds of approximately $133.3 million from the sale of equity in one of our Founded Entities and an upfront payment on a royalty transaction for one of our Founded Entities.

## 1[2]

**Number of programs advanced internally through clinical phases**

2022: 1
2021: 1
2020: 3
2019: 0

**Progress**

In 2023, we advanced LYT-300 into a Phase 2a clinical trial in acute anxiety. LYT-300 is now being advanced through a newly created Founded Entity, Seaport Therapeutics, as SPT-300.

## 5[2]

**Number of clinical trial initiations**

2022: 4
2021: 11
2020: 6
2019: 6

**Progress**

PureTech initiated one clinical trial, Karuna initiated three clinical trials, and Vedanta initiated one clinical trial in 2023.

## 5[2]

**Number of clinical trial readouts**

2022: 1
2021: 1
2020: 3
2019: 0

**Progress**

PureTech completed one clinical trial, Akili completed two clinical trials, and Karuna completed two clinical trials in 2023.

1 Funding figure includes private convertible notes and public offerings. Funding figure excludes future milestone considerations received in conjunction with partnerships and collaborations. Funding figure does not include gross proceeds received by PureTech following the 2024 post-period acquisition of Karuna by BMS.

2 Number represents figure for the relevant fiscal year only and is not cumulative.

G ov er na nc e 68 PureTech Health plc Annual Report and Accounts 2023 Reporting Framework You should read the following discussion and analysis together with our Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including the risks set forth on pages 60 to 64 and in the Additional Information section from pages 186 to 224, our actual results could differ materially from the results described in or implied by these forward-looking statements. Our audited Consolidated Financial Statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021, have been prepared in accordance with UK-adopted International Financial Reporting Standards ("IFRSs"). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board ("IASB"). The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc (the "Parent") and its consolidated subsidiaries, together "the Group". These financial statements consolidate PureTech Health plc’s subsidiaries and include the Group’s interest in associates by way of equity method, as well as investments held at fair value. Subsidiaries are those entities over which the Group maintains control. Associates are those entities in which the Group does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Group has neither control nor significant influence for financial accounting purposes, or when the investment in associates is not in instruments that would be considered equity for accounting purposes, we recognize our holdings in such entity as an investment at fair value with changes in fair value being recorded in the Consolidated Statement of Comprehensive Income/(Loss). For purposes of our Consolidated Financial Statements, each of our Founded Entities1 are considered to be either a “subsidiary", an “associate” or an "investment held at fair value" depending on whether the Group controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date, and depending on the form of the investment. For additional information regarding the accounting treatment of these entities, see Note 1. Material Accounting Policies to our Consolidated Financial Statements included in this report. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below. Business Background and Results Overview The business background is discussed above from pages 1 to 21, which describes the business development of our Wholly- Owned Programs3 and Founded Entities. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more therapeutic candidates of our wholly-owned or Controlled Founded Entities2, which may or may not occur. Historically, certain of our Founded Entities' therapeutics received marketing authorization from the FDA, but our Wholly-Owned Programs have not generated revenue from product sales to date. Furthermore, our ability to achieve profitability will largely rely on successfully monetizing our investment in founded entities, including the sale of rights to royalties, entering into strategic partnerships, and other related business development activities. We deconsolidated a number of our Founded Entities, specifically Vedanta Biosciences, Inc. ("Vedanta") in March 2023, Sonde Health Inc. ("Sonde") in 2022, Karuna Therapeutics, Inc. ("Karuna"), Vor Biopharma Inc. ("Vor") and Gelesis in 2019, and Akili in 2018. Any deconsolidation affects our financials in the following manner: — our ownership interest does not provide us with a controlling financial interest; — we no longer control the Founded Entity's assets and liabilities, and as a result, we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our Consolidated Statement of Financial Position; — we record our retained investment in the Founded Entity at fair value; and — the resulting amount of any gain or loss is recognized in our Consolidated Statement of Comprehensive Income/(Loss). We anticipate our expenses to continue to increase proportionally in connection with execution of our strategy around creating and supporting Founded Entities, as well as the ongoing development activities related mostly to the advancement into late-stage studies of the clinical programs within our Wholly-Owned Programs. We also expect that our expenses and capital requirements will increase in the near to mid-term as we: — continue our research and development efforts; — seek regulatory approvals for any therapeutic candidates that successfully complete clinical trials; and — add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our therapeutic development and potential future commercialization claims. More specifically, we anticipate that our internal research and development spend will increase in the foreseeable future as we may initiate additional clinical studies for our existing therapeutic candidates, evaluate new therapeutic candidates for investment and further development, progress additional therapeutic candidates into the clinic, as well as advance our technology platforms. Financial Review 1. Founded Entities are comprised of the entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities2 and deconsolidated Founded Entities. As of December 31, 2023, deconsolidated Founded Entities included Akili Interactive Labs, Inc., Karuna Therapeutics, Inc., Vor Bio, Inc., Gelesis, Inc., Sonde Health, Inc., and Vedanta Biosciences, Inc. 2. Controlled Founded Entities are comprised of the Company’s consolidated operational subsidiaries that currently have already raised third-party dilutive capital. As of December 31, 2023, Entrega was the only entity under this definition. 3. Wholly-Owned Programs are comprised of the Company’s current and future therapeutic candidates and technologies that are developed by the Company's wholly-owned subsidiaries, whether they were announced as a Founded Entity or not, and will be advanced through with either the Company's funding or non-dilutive sources of financing. As of December 31, 2023, Wholly-Owned Programs were developed by the wholly-owned subsidiaries Alivio Therapeutics, Inc., PureTech LYT, Inc., PureTech LYT 100, Inc. and included primarily the programs LYT-100, LYT-200, LYT-300, and the Glyph platform.

G overnance PureTech Health plc Annual Report and Accounts 2023 69 In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers consider the future funding needs of our Founded Entities and evaluate the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis. As a result, we need substantial additional funding in the future, following the period described below in the Funding Requirement section, to support our continuing operations and pursue our growth strategy until such time as we can generate sufficient revenue from product sales to support our operations, if ever. Until such time, we expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, or other sources. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue the development and commercialization of one or more of our wholly-owned therapeutic candidates. Measuring Performance The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results for each period are compared primarily with the results of the comparative period in the prior year. Reported Performance Reported performance considers all factors that have affected the results of our business, as reflected in our Consolidated Financial Statements. Core Performance Core performance measures are alternative performance measures which are adjusted and non-IFRS measures. These measures cannot be derived directly from our Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS financial information and should not be considered superior to financial information presented in accordance with IFRS. Cash flow and liquidity PureTech Level cash, cash equivalents and short-term investments Measure type: Core performance Definition: Cash and cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries. Why we use it: PureTech Level cash, cash equivalents and short- term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly-Owned Programs and make certain investments in Founded Entities. Recent Developments (subsequent to December 31, 2023 The Group has evaluated subsequent events after December 31, 2023 up to the date of issuance, April 25, 2024, of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto, except for the following: In January 2024, the Group established two new clinical- stage entities: Seaport Therapeutics ("Seaport") and Gallop Oncology ("Gallop"). Seaport will advance certain central nervous system programs and relevant Glyph intellectual property. Gallop will advance LYT-200 and other galectin-9 intellectual property. As of December 31, 2023, the financial results of these programs were included in the Wholly-Owned Programs segment in the footnotes to the Consolidated Financial Statements. Upon raising dilutive third-party financing, the financial results of these two entities will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over these entities. On May 9, 2022, the Group announced the commencement of a $50.0 million share repurchase program the ("Program") of its ordinary shares of one pence each. In February 2024, the Group completed the Program and has repurchased an aggregate of 20,182,863 ordinary shares under the Program. These shares have been held as treasury shares and are being used to settle the vesting of restricted stock units or exercise of options. In March 2024, Karuna was acquired by Bristol Myers Squibb (“BMS”) in accordance with a definitive merger agreement signed in December 2023. The Group received total proceeds of $292.7 million before income tax in exchange for its holding of 886,885 shares of Karuna common stock. In March 2024, the Group announced a proposed capital return of $100.0 million to its shareholders by way of a tender offer (the "Tender Offer"). The Tender Offer is expected to be launched in early May, subject to market conditions and shareholder approval. If the full $100.0 million is not returned, then the Group intends to return any remainder following the completion of the Tender Offer, by way of a special dividend. In April 2024, Seaport Therapeutics, the Group's latest Founded Entity, raised $100 million in a Series A financing, out of which $32 million was invested by the Group. Following the Series A financing, the Group holds equity ownership in Seaport of 61.5 percent on a diluted basis. In April 2024, the Gelesis' Chapter 7 Trustee provided notice that a third party bid to purchase the assets subject to the bankruptcy had been accepted as a stalking horse bid, subject to Bankruptcy Court approval. If such sale of the assets is ultimately approved by the Bankruptcy Court and consummated, it is expected that PureTech could recover a portion of its investment in Gelesis senior secured convertible promissory notes. The ultimate resolution of this matter, any potential recovery, and the associated timing remain uncertain. The Group has not recorded any amount in its Consolidated Financial Statements related to amounts that may be received as a result of the bankruptcy process. Financial Review continued

70 PureTech Health plc Annual Report and Accounts 2023

Financial Review continued

Governance

### Financial Highlights

The following is the reconciliation of the amounts appearing in our Consolidated Statement of Financial Position to the Alternative Performance Measure described above:

| (in thousands) | December 31 2023 | December 31 2022 |
|---|---|---|
| Cash and cash equivalents | **191,081** | 149,866 |
| Short-term investments | **136,062** | 200,229 |
| **Consolidated cash, cash equivalents and short-term investments** | **327,143** | 350,095 |
| Less: cash and cash equivalents held at non-wholly owned subsidiaries | **(1,097)** | (10,622) |
| **PureTech Level cash, cash equivalents and short-term investments** | **$326,046** | $339,473 |

### Basis of Presentation and Consolidation

Our Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value.

### Basis for Segmentation

Our Directors are our strategic decision-makers. Our operating segments are determined based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. During the second half of 2023, we changed the financial information that was regularly reviewed by the Directors to allocate resources and assess performance. We have determined each of our Wholly-Owned Programs represents an operating segment, and we have aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment, given the high level of operational and financial similarities across our Wholly-Owned Programs. Each of our Controlled Founded Entities represents an operating segment. We aggregate each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. For our entities that do not meet the definition of an operating segment, we present this information in the Parent Company & Other column in our segment footnote to reconcile the information in this footnote to our Consolidated Financial Statements. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

Following is the description of our reportable segments:

#### Wholly-Owned Programs

The Wholly-Owned Programs segment is advancing Wholly-Owned Programs which are focused on treatments for patients with devastating diseases. The Wholly-Owned Programs segment is comprised of the technologies that are wholly-owned and will be advanced through with either the Group's funding or non-dilutive sources of financing. The operational management of the Wholly-Owned Programs segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development.

#### Controlled Founded Entities

The Controlled Founded Entities segment is comprised of the Group's consolidated operational subsidiaries as of December 31, 2023 that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the company.

The Group's entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the segment information to the financial statements. This column captures activities not directly attributable to the Group's operating segment and includes the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for our deconsolidated entities through the date of deconsolidation (e.g. Vedanta in 2023 and Sonde in 2022), and accounting for our holdings in Founded Entities for which control has been lost, which primarily represents: the activity associated with deconsolidating an entity when we no longer control the entity (e.g. Vedanta in 2023 and Sonde in 2022), the gain or loss on our investments accounted for at fair value (e.g. our ownership stakes in Karuna, Vor and Akili) and our net income or loss of associates accounted for using the equity method.

In January 2024, the Group launched two new Founded Entities (Seaport Therapeutics and Gallop Oncology) to advance certain programs from the Wholly-Owned Programs. Seaport Therapeutics will advance certain central nervous system programs and relevant Glyph intellectual property. Gallop Oncology will advance LYT-200 and other galectin-9 intellectual property. The financial results of these programs were included in the Wholly-Owned Programs segment in the footnotes to the Consolidated Financial Statements as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, 2022 and 2021, respectively. Upon raising dilutive third-party financing, the financial results of these two entities will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over these entities.

The table below summarizes the entities that comprised each of our segments as of December 31, 2023:

| **Wholly-Owned Programs Segment** | Ownership Percentage |
|---|---|
| PureTech LYT | 100.0% |
| PureTech LYT-100, Inc. | 100.0% |
| Alivio Therapeutics, Inc. | 100.0% |
| **Controlled Founded Entities Segment** | |
| Entrega, Inc. | 77.3% |
| **Parent Company and Other[3]** | |
| Follica, LLC | 85.4% |
| Gelesis, Inc. | —% |
| Sonde Health, Inc.[1] | 40.2% |
| Vedanta Biosciences, Inc.[2] | 47.0% |
| PureTech Health plc | 100.0% |
| PureTech Health LLC | 100.0% |
| PureTech Securities Corporation | 100.0% |
| PureTech Securities II Corporation | 100.0% |
| PureTech Management, Inc. | 100.0% |

1 Sonde Health, Inc was deconsolidated on May 25, 2022.

2 Vedanta Biosciences, Inc. was deconsolidated on March 1, 2023.

3 Includes dormant, inactive and shell entities as well as Founded Entities that were deconsolidated prior to 2023.

G overnance PureTech Health plc Annual Report and Accounts 2023 71 Components of Our Results of Operations Revenue To date, we have not generated any meaningful revenue from product sales and we do not expect to generate any meaningful revenue from product sales in the near future. We derive our revenue from the following: Contract revenue We generate revenue primarily from licenses, services and collaboration agreements, including amounts that are recognized related to upfront payments, milestone payments, royalties and amounts due to us for research and development services. In the future, revenue may include additional milestone payments and royalties on any net product sales under our licensing agreements. We expect that any revenue we generate will fluctuate from period to period as a result of the timing and amount of license, research and development services and milestone and other payments. Grant Revenue Grant revenue is derived from grant awards we receive from governmental agencies and non-profit organizations for certain qualified research and development expenses. We recognize grants from governmental agencies and non-profit organizations as grant revenue in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that we will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. We evaluate the conditions of each grant as of each reporting date to ensure that we have reasonable assurance of meeting the conditions of each grant arrangement, and it is expected that the grant payment will be received as a result of meeting the necessary conditions. Operating Expenses Research and Development Expenses Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our wholly-owned and our Controlled Founded Entities’ therapeutic candidates, which include: — employee-related expenses, including salaries, related benefits and equity-based compensation; — expenses incurred in connection with the preclinical and clinical development of our wholly-owned and our Founded Entities’ therapeutic candidates, including our agreements with contract research organizations; — expenses incurred under agreements with consultants who supplement our internal capabilities; — the cost of lab supplies and acquiring, developing and manufacturing preclinical study materials and clinical trial materials; — costs related to compliance with regulatory requirements; and — facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs. We expense all research costs in the periods in which they are incurred and development costs are capitalized only if certain criteria are met. For the periods presented, we have not capitalized any development costs since we have not met the necessary criteria required for capitalization. Research and development activities are central to our business model. We expect that our research and development expenses will continue to increase for the foreseeable future in connection with our planned preclinical and clinical development activities in the near term and in the future related to our Wholly-Owned Programs and our existing, newly established and future Founded Entities. The successful development of our wholly-owned and our Founded Entities’ therapeutic candidates is highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of these therapeutic candidates through our funding or in conjunction with our external partners. We are also unable to predict when, if ever, material net cash inflows will commence from our wholly-owned or our Founded Entities’ therapeutic candidates. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainty of: — progressing research and development of our Wholly- Owned Programs and Founded Entities and continuing to progress our various technology platforms and other potential therapeutic candidates based on previous human efficacy and clinically validated biology within our Wholly- Owned Programs and Founded Entities; — establishing an appropriate safety profile with investigational new drug application; — the success of our Founded Entities and their need for additional capital; — identifying new therapeutic candidates to add to our Wholly- Owned Programs or Founded Entities; — successful enrollment in, and the initiation and completion of, clinical trials; — the timing, receipt and terms of any marketing approvals from applicable regulatory authorities; — establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers; — addressing any competing technological and market developments, as well as any changes in governmental regulations; — negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements; — maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, as well as obtaining and maintaining regulatory exclusivity for our wholly-owned and our Founded Entities’ therapeutic candidates; — continued acceptable safety profile of our therapeutics, if any, following approval; and — attracting, hiring and retaining qualified personnel. A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, the FDA, the EMA, or another comparable foreign regulatory authority may require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a therapeutic candidate, or we may experience significant trial delays due to patient enrollment or other reasons, in which case we would be required to expend significant additional financial resources and time on the completion of clinical development. In addition, we may obtain unexpected results from our clinical trials, and we may elect to discontinue, delay or modify clinical trials of some therapeutic candidates or focus on others. Identifying potential therapeutic candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our wholly- owned and our Founded Entities’ therapeutic candidates, if approved, may not achieve commercial success. Financial Review continued

G ov er na nc e 72 PureTech Health plc Annual Report and Accounts 2023 Finance Income/(Costs) Finance costs consist of loan interest expense, interest expense due to accretion of and adjustment to the sale of future royalties liability as well as the changes in the fair value of certain liabilities associated with financing transactions, mainly preferred share liabilities in respect of preferred shares issued by our non-wholly owned subsidiaries to third parties. Finance income consists of interest income on funds invested in money market funds and U.S. treasuries. Share of Net Income (Loss) of Associates Accounted for Using the Equity Method, Gain on Dilution of Ownership Interest and Impairment of Investment in Associates Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated Financial Statements include our share of the total comprehensive income/(loss) of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the share of losses exceeds the net investment in the investee, including the investment considered long-term interests, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee. We compare the recoverable amount of the investment to its carrying amount on a go-forward basis and determine the need for impairment. When our share in the equity of the investee changes as a result of equity transactions in the investee (related to financing events of the investee), we calculate a gain or loss on such change in ownership and related share in the investee's equity. During the year ended December 31, 2022, we recorded a gain on dilution of our ownership interest in Gelesis. In 2023, we recorded our share of the net loss of Gelesis which reduced the carrying amount of our investment to zero. On October 30, 2023, Gelesis ceased operations and our significant influence in Gelesis ceased. Income Tax The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are not recorded if we do not assess their realization as probable. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our financial statements in the period that includes the substantive enactment date or the change in tax status. General and Administrative Expenses General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, travel expenses and facility- related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs. We expect that our general and administrative expenses will increase in the future as we support our increased number of consolidated Founded Entities, continued research and development to support our Wholly-Owned Programs and our technology platforms, as well as potential commercialization of our Controlled Founded Entities' portfolio of therapeutic candidates. Total Other Income/(Expense) Gain on Deconsolidation of Subsidiary Upon losing control over a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statement of Comprehensive Income/(Loss). Gain/(Loss) on Investments Held at Fair Value Investments held at fair value include both unlisted and listed securities held by us, which include investments in Akili, Karuna, Vor, Vedanta and Sonde and other insignificant investments. We account for investments in convertible preferred shares in accordance with IFRS 9 as investments held at fair value when the preferred shares do not provide their holders with access to returns associated with a residual equity interest. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest. Realized Gain/(Loss) on Sale of Investments Realized gain/(loss) on sale of investments held at fair value relates to realized differences in the per share disposal price of a listed security as compared to the per share exchange quoted price at the time of disposal. The realized loss in 2021 is attributable to a block sale discount, due to a variety of market factors, primarily the number of shares being transacted was significantly larger than the daily trading volume of the security. The realized loss in 2022 is attributable to the settlement of call options written by the Group on Karuna stock. The amount in 2023 is not significant. Gain/(Loss) on Investments in Notes from Associates Gain/(loss) on investments in notes from associates relates to our investment in the notes from Gelesis and Vedanta. We account for these notes in accordance with IFRS 9 as investments held at fair value, with changes in fair value recognized through the Consolidated Statement of Comprehensive Income/(Loss). The amount in 2023 is primarily attributable to a decrease in the fair value of our notes from Gelesis. On October 30, 2023, Gelesis ceased operations and filed a voluntary petition for relief under the United States bankruptcy code. Other Income (Expense) Other income (expense) consists primarily of gains and losses on financial instruments. In 2022, it relates primarily to the Backstop agreement with Gelesis. Financial Review continued

PureTech Health plc Annual Report and Accounts 2023 73

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Financial Review continued

### Results of Operations

The following table, which has been derived from our audited financial statements for the years ended December 31, 2023, 2022 and 2021, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items:

| | Year ended December 31, | | | | |
|---|---|---|---|---|---|
| (in thousands) | **2023** | 2022 | 2021 | Change (2022 to 2023) | Change (2021 to 2022) |
| Contract revenue | **$750** | $2,090 | $9,979 | $(1,340) | $(7,889) |
| Grant revenue | **2,580** | 13,528 | 7,409 | (10,948) | 6,119 |
| **Total revenue** | **3,330** | 15,618 | 17,388 | (12,288) | (1,770) |
| Operating expenses: | | | | | |
| General and administrative expenses | **(53,295)** | (60,991) | (57,199) | 7,696 | (3,792) |
| Research and development expenses | **(96,235)** | (152,433) | (110,471) | 56,199 | (41,962) |
| **Operating income/(loss)** | **(146,199)** | (197,807) | (150,282) | 51,607 | (47,524) |
| Other income/(expense): | | | | | |
| Gain/(loss) on deconsolidation of subsidiary | **61,787** | 27,251 | — | 34,536 | 27,251 |
| Gain/(loss) on investments held at fair value | **77,945** | (32,060) | 179,316 | 110,006 | (211,377) |
| Realized gain/(loss) on sale of investments | **(122)** | (29,303) | (20,925) | 29,180 | (8,378) |
| Gain/(loss) on investments in notes from associates | **(27,630)** | — | — | (27,630) | — |
| Other income/(expense) | **(908)** | 8,131 | 1,592 | (9,038) | 6,539 |
| **Other income/(expense)** | **111,072** | (25,981) | 159,983 | 137,053 | (185,965) |
| **Net finance income/(costs)** | **5,078** | 138,924 | 5,050 | (133,846) | 133,875 |
| Share of net income/(loss) of associates accounted for using the equity method | **(6,055)** | (27,749) | (73,703) | 21,695 | 45,954 |
| Gain/(loss) on dilution of ownership interest in associate | **—** | 28,220 | — | (28,220) | 28,220 |
| Impairment of investment in associates | **—** | (8,390) | — | 8,390 | (8,390) |
| **Income/(loss) before income taxes** | **(36,103)** | (92,783) | (58,953) | 56,680 | (33,830) |
| Taxation | **(30,525)** | 55,719 | (3,756) | (86,243) | 59,475 |
| **Net income/(loss) including non-controlling interest** | **(66,628)** | (37,065) | (62,709) | (29,563) | 25,644 |
| **Net income/(loss) for the year attributable to the Owners of the Group** | **$(65,697)** | $(50,354) | $(60,558) | $(15,342) | $10,204 |

### Comparison of the Years Ended December 31, 2023 and 2022

Total Revenue

| | Year ended December 31, | | |
|---|---|---|---|
| (in thousands) | **2023** | 2022 | Change |
| Contract Revenue: | | | |
| Controlled Founded Entities | **750** | 1,500 | (750) |
| Parent Company and Other | **—** | 590 | (590) |
| **Total Contract Revenue** | **750** | 2,090 | (1,340) |
| Grant Revenue: | | | |
| Wholly-Owned Programs | **853** | 2,826 | (1,973) |
| Parent Company and Other | **1,727** | 10,702 | (8,975) |
| **Total Grant Revenue** | **2,580** | 13,528 | (10,948) |
| **Total Revenue** | **3,330** | 15,618 | (12,288) |

Our total revenue was $3.3 million for the year ended December 31, 2023, a decrease of $12.3 million, or 79 percent compared to the year ended December 31, 2022. The decrease was primarily attributable to a decrease of $10.9 million in grant revenue, mainly as a result of inclusion of Vedanta's activities only for a part of the year through its deconsolidation in March 2023, and a decrease of $2.0 million as a result of decreased grant-related activities. The decrease was also attributed to a decrease of $1.3 million in contract revenue due to the conclusion of certain collaboration agreements, as well as a decrease of $0.6 million due primarily to the discontinuation of royalty revenue from Gelesis as Gelesis ceased operations in October 2023.

74 PureTech Health plc Annual Report and Accounts 2023

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Financial Review continued

## Research and Development Expenses

| (in thousands) | Year ended December 31, 2023 | 2022 | Change |
|---|---|---|---|
| Research and Development Expenses: | | | |
| Wholly-Owned Programs | **$(89,495)** | $(116,054) | $(26,559) |
| Controlled Founded Entities | **(672)** | (1,051) | (379) |
| Parent Company and Other | **(6,068)** | (35,328) | (29,260) |
| **Total Research and Development Expenses:** | **$(96,235)** | $(152,433) | $(56,199) |

Our research and development expenses were $96.2 million for the year ended December 31, 2023, a decrease of $56.2 million, or 37 percent compared to the year ended December 31, 2022. The change was primarily attributable to a decrease of $26.6 million in research and development expenses incurred by the Wholly-Owned Programs, out of which $13.1 million is due to prioritization of research and development projects, whereby the Group elected to focus on programs where it believes it has the highest probability of success and reduced efforts in research and clinical stage projects where such probability of success is lower. The program prioritization and reduction in the research activities further resulted in a decrease of $6.3 million in payroll and headcount related costs, and $1.3 million of impairment cost of fixed assets related to write down of lab equipment that was previously used by the research team. In addition, there was a decrease of $12.4 million, mainly in contract manufacturing expenses in the year ended December 31, 2023, as compared to the year ended December 31, 2022, due to the ramp up of clinical manufacturing efforts in the year ended December 31, 2022, in preparation of the start of new clinical studies. These decreases in research and development expenses were partially offset with increases of $4.7 million in consulting fee and outside services. The decrease in research and development expenses was also attributable to a decrease of $29.3 million in the Parent Company and Other as a result of inclusion of Vedanta's activities only for a part of the year 2023 through its deconsolidation in March 2023, as compared with inclusion of the results for the full year in the year ended December 31, 2022.

## General and Administrative Expenses

| (in thousands) | Year ended December 31, 2023 | 2022 | Change |
|---|---|---|---|
| General and Administrative Expenses: | | | |
| Wholly-Owned Programs | **$(14,020)** | $(8,301) | $5,720 |
| Controlled Founded Entities | **(562)** | (419) | 143 |
| Parent Company and Other | **(38,713)** | (52,272) | (13,559) |
| **Total General and Administrative Expenses** | **$(53,295)** | $(60,991) | $(7,696) |

Our general and administrative expenses were $53.3 million for the year ended December 31, 2023, a decrease of $7.7 million, or 13 percent compared to the year ended December 31, 2022. The change was attributable to a decrease of $13.6 million in Parent Company and Other offset by increases of $5.7 million, and $0.1 million in the Wholly-Owned Programs segment and the Controlled Founded Entities segment, respectively. The decrease in the Parent Company and Other in 2023 was primarily attributable to the inclusion of Vedanta's activities only for a part of the year 2023 through its deconsolidation in March 2023, as compared with inclusion of the results for the full year in the year ended December 31, 2022, partially offset with an increase in consulting fees related to project evaluation and employee compensation costs. The increases in the Wholly-Owned Programs segment and the Controlled Founded Entities segments were primarily driven by increases, in management fees, charged by the Parent Company during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

## Total Other Income/(Expense)

Total other income was $111.1 million for the year ended December 31, 2023 compared to a loss of $26.0 million for the year ended December 31, 2022, reflecting a change of $137.1 million, or 528%. The increase in other income was primarily attributable to the following:

- a gain from investments held at fair value of $77.9 million primarily attributed to an increase in fair value of Karuna shares for the year ended December 31, 2023, compared to a loss of $32.1 million for the year ended December 31, 2022, reflecting an increase in other income of $110.0 million.
- a gain from deconsolidation of Vedanta of $61.8 million for the year ended December 31, 2023, compared to a gain from deconsolidation of Sonde of $27.3 million for the year ended December 31, 2022, reflecting an increase in other income of $34.5 million.
- a decrease of $29.2 million in realized loss from the sale of investments.

These increases in total other income were partially offset by a loss from investments in notes from associates of $27.6 million primarily due to Gelesis ceasing operations in October 2023, for the year ended December 31, 2023, while no such loss occurred during the year ended December 31, 2022, as well as a decrease in other income of $9.0 million due to a gain of $7.6 million in respect of the Gelesis back-stop agreement recorded during the year ended December 31, 2022.

G overnance PureTech Health plc Annual Report and Accounts 2023 75 Net Finance Income/(Costs) Net finance income was $5.1 million for the year ended December 31, 2023, compared to net finance income of $138.9 million for the year ended December 31, 2022, reflecting a decrease of $133.8 million or 96 percent in net finance Income. The decrease was primarily attributable to the net change in fair value of subsidiaries' financial instrument liabilities: during the year ended December 31, 2023, net change in fair value of subsidiaries' preferred shares, warrant and convertible note liabilities was an income of $2.6 million, while for the year ended December 31, 2022, such change was an income of $137.1 million, primarily related to change in fair value of Vedanta preferred share liabilities, leading to decrease in income of $134.4 million. In addition, the decrease in net finance income is attributable to non-cash interest expenses in the amount of $10.2 million recorded on the sale of future royalties liability, during the year ended December 31, 2023, with no such corresponding expense, or liability, in the year ended December 31, 2022. This decrease in net finance income was partially offset by an increase in interest income in the amount of $10.2 million due to higher interest rates and yields earned on financial assets and a decrease of $0.5 million in contractual interest expense during the year ended December 31, 2023, as compared to the year ended December 31, 2022. Share of Net Income/(loss) of Associates Accounted for Using the Equity Method For the year ended December 31, 2023, the share in net loss of associates reported under the equity method was $6.1 million as compared to the share in net loss of associates of $27.7 million for the year ended December 31, 2022, resulting in a net decrease in loss of $21.7 million. The decrease was primarily attributable to a decrease in Gelesis losses incurred in the year ended December 31, 2023, due to the reduction in the carrying value of our investment to zero. Gain/(Loss) on Dilution of Ownership Interest in Associates and Impairment of Investment in Associates During the year ended December 31, 2022, the Group recorded a gain on dilution of its equity ownership interest in Gelesis of $28.2 million as a result of the completion of the merger with CapStar on January 13, 2022. In addition, during the year ended December 31, 2022, the Group recorded an impairment loss of $8.4 million in respect of its investment in Gelesis. No such gains or impairment was incurred in the year ended December 31, 2023. Taxation Income tax expense was an expense of $30.5 million for the year ended December 31, 2023, as compared to a benefit of $55.7 million for the year ended December 31, 2022, reflecting an increase in income tax expense of $86.2 million. The increase in the income tax expense in the year ended December 31, 2023, was primarily attributable to lower pre-tax loss in the tax consolidated U.S. group, the tax in respect of the sale of future royalties to Royalty Pharma and the impact of derecognizing previously recognized deferred tax assets that are no longer expected to be utilized. For the year ended December 31, 2022, the Group recorded an income tax benefit, primarily attributable to the increase in gains that are non-taxable. For a full reconciliation from the statutory tax rate to the effective tax rate, see Note 27. Taxation to our Consolidated Financial Statements. Comparison of the Years Ended December 31, 2022 and 2021 For the comparison of 2022 to 2021, refer to Part I, Item 5 “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2022. Material Accounting Policies and Significant Judgments and Estimates Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with UK-adopted International Financial Reporting Standards ("IFRSs"). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board ("IASB"). In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions. Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods. While our significant accounting policies are described in more detail in the notes to our Consolidated Financial Statements appearing at the end of this report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements. See Note 1. Material Accounting Policies to our Consolidated Financial Statements for a further detailed description of our significant accounting policies. Financial instruments We account for our financial instruments according to IFRS 9. In accordance with IFRS 9, we carry certain financial assets and financial liabilities at fair value, with changes in fair value through profit and loss ("FVTPL"). Valuation of these financial instruments includes determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, appropriate discount rate, volatility, and term to exit. In accordance with IFRS 9, when issuing preferred shares in our subsidiaries, we determine the classification of financial instruments in terms of liability or equity. Such determination involves judgement. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations upon us to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party at any point in the future prior to liquidation, and whether that obligation will be settled by exchanging a fixed amount of cash or other financial assets for a fixed number of the Group's equity instruments. Consolidation The Consolidated Financial Statements include the financial statements of the Group and the entities it controls. Based on the applicable accounting rules, we control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Therefore an assessment is required to determine whether we have (i) power over the investee; (ii) exposure, or rights, to variable returns from our involvement with the investee; and (iii) the ability to use our power over the investee to affect the amount of our returns. Judgement is required to perform such assessment and it requires that we consider, among others, activities that most significantly affect the returns of the investee, our voting shares, representation on the board, rights to appoint board members and management, shareholders agreements, de facto power and other contributing factors. Financial Review continued

76 PureTech Health plc Annual Report and Accounts 2023

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Governance

### Sale of Future Royalties Liability

We account for the sale of future royalties liability as a financial liability, as we continue to hold the rights under the royalty bearing licensing agreement and have a contractual obligation to deliver cash to an investor for a portion of the royalty we receive. Interest on the sale of future royalties liability is recognized using the effective interest rate over the life of the related royalty stream.

The sale of future royalties liability and the related interest expense are based on our current estimates of future royalties expected to be paid over the life of the arrangement. Forecasts are updated periodically as new data is obtained. Any increases, decreases or a shift in timing of estimated cash flows require us to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future contractual cash flows that are discounted at the liability's original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.

In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgement.

### Investment in Associates

When we do not control an investee but maintain significant influence over the financial and operating policies of the investee, the investee is an associate. Significant influence is presumed to exist when we hold 20 percent or more of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. We evaluate if we maintain significant influence over associates by assessing if we have the power to participate in the financial and operating policy decisions of the associate.

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated Financial Statements include our share of the total comprehensive income or loss of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When our share of losses exceeds the net investment in an equity accounted investee, including investments considered to be long-term interests ("LTI"), the carrying amount is reduced to zero and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee. To the extent we hold interests in associates that are not providing access to returns underlying ownership interests, the instrument held by us is accounted for in accordance with IFRS 9.

Judgement is required in order to determine whether we have significant influence over financial and operating policies of investees. This judgement includes, among others, an assessment whether we have representation on the board of the investee, whether we participate in the policy-making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee, and if there are any transactions between us and the investee.

Judgement is also required to determine which instruments we hold in the investee form part of the investment in associates, which is accounted for under IAS 28 and scoped out of IFRS 9, and which instruments are separate financial instruments that fall under the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by us and whether such financial instrument provides access to returns underlying an ownership interest.

Where the Group has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute long-term interests for the purposes of IAS 28. This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments.

**Recent Accounting Pronouncements**

For information on recent accounting pronouncements, see Note 2. New Standards and Interpretations to our Consolidated Financial Statements.

**Cash Flow and Liquidity**

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:

- the expenses incurred in the development of wholly-owned and Controlled Founded Entities' therapeutic candidates;
- the revenue, if any, generated by wholly-owned and Controlled-Founded Entities' therapeutic candidates;
- the revenue, if any, generated from licensing and royalty agreements with Founded Entities;
- the financing requirements of the Wholly-Owned Programs and our Founded Entities; and
- the investing activities including the monetization, through sale, of shares held in our public Founded Entities.

As of December 31, 2023, we had cash and cash equivalents of $191.1 million and short-term investments of $136.1 million. As of December 31, 2023, we had PureTech Level cash, cash equivalents and short-term investments of $326.0 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation with the IFRS number, see the section Measuring Performance earlier in this Financial Review). In March 2024, we received total proceeds of $292.7 million before income tax in exchange for our holding of 886,885 shares of Karuna common stock as a result of the completion of Karuna acquisition by Bristol Myers Squibb ("BMS").

### Cash Flows

The following table summarizes our cash flows for each of the periods presented:

| | Year ended December 31, | | |
|---|---|---|---|
| (in thousands) | **2023** | 2022 | 2021 |
| Net cash used in operating activities | **$(105,917)** | $(178,792) | $(158,274) |
| Net cash provided by (used in) investing activities | **68,991** | (107,223) | 197,375 |
| Net cash provided by (used in) financing activities | **78,141** | (29,827) | 22,727 |
| **Net increase (decrease) in cash and cash equivalents** | **$41,215** | $(315,842) | $61,827 |

G overnance PureTech Health plc Annual Report and Accounts 2023 77 Operating Activities  Net cash used in operating activities was $105.9 million for the year ended December 31, 2023, as compared to $178.8 million for the year ended December 31, 2022, resulting in a decrease of $72.9 million in net cash used in operating activities. The decrease in outflows is primarily attributable to our lower operating loss mainly due to a decrease in research and development activities in the Wholly-Owned Programs and Controlled Founded Entities and a decrease of operating cash flows as a result of the deconsolidation of Vedanta on March 1, 2023. Net cash used in operating activities was $178.8 million for the year ended December 31, 2022, as compared to $158.3 million for the year ended December 31, 2021, resulting in an increase of $20.5 million in net cash used in operating activities. The increase in outflows is primarily attributable to our higher operating loss mainly due to an increase in research and development activities in the Wholly-Owned Programs segment, partially offset by the timing of receipts and payments in the normal course of business. Investing Activities Net cash provided by investing activities was $69.0 million for the year ended December 31, 2023, as compared to net cash outflow of $107.2 million for the year ended December 31, 2022, resulting in an increase of $176.2 million in net cash from investing activities. The increase in net cash from investing activities was primarily attributable to increased cash inflow from short-term investment activities (redemptions, net of purchases) amounting to $264.4 million, partially offset by a reduction in proceeds from the sale of investments held at fair value of $85.4 million. Net cash used in investing activities was $107.2 million for the year ended December 31, 2022, as compared to cash inflows of $197,375 for the year ended December 31, 2021, resulting in a decrease of $304.6 million in net cash resulting from investing activities. The decrease in the net cash resulting from investing activities was primarily attributed to a decrease in proceeds from the sale of investments held at fair value of $99.4 million and to the purchase of short-term investments, net of redemptions amounted to $198.7 million for the year ended December 31, 2022. Financing Activities Net cash provided by financing activities was $78.1 million for the year ended December 31, 2023, as compared to net cash used in financing activities of $29.8 million for the year ended December 31, 2022, resulting in an increase of $108.0 million in the net cash provided by financing activities. The increase in the net cash provided by financing activities was primarily attributable to the receipts of $100.0 million upfront payment from Royalty Pharma upon execution of Royalty Purchase Agreement in March 2023, and a $6.8 million decrease in treasury stock purchase in 2023 as compared to 2022. Net cash used in financing activities was $29.8 million for the year ended December 31, 2022, as compared to net cash provided by financing activities of $22.7 million for the year ended December 31, 2021, resulting in a decrease of $52.6 million in the net cash resulting from financing activities. The decrease in the net cash resulting from financing activities was primarily attributable to the fact that in the year ended December 31, 2021, there was an issuance of subsidiary preferred shares of $37.6 million while for the year ended December 31, 2022, there was no such issuance, and due to the treasury share purchases of $26.5 million for the year ended December 31, 2022 while there were no such purchases for the year ended December 31, 2021. This decrease was partially offset by the fact that during the year ended December 31, 2021, there were payments to settle stock based awards of $13.3 million, while for the year ended December 31, 2022, there were no such payments made. Funding Requirements We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets as of December 31, 2023, will be sufficient to fund our operations and capital expenditure requirements into at least 2027. We expect to incur substantial additional expenditures in the near term to support our ongoing and future activities. We anticipate to continue to incur net operating losses for the foreseeable future to support our existing Founded Entities and newly launched Founded Entities (Seaport Therapeutics and Gallop Oncology), and our strategy around creating and supporting other Founded Entities, should they require it, to reach significant development milestones over the period of the assessment in conjunction with our external partners. We also expect to incur significant costs to advance our Wholly- Owned Programs, to continue research and development efforts, to discover and progress new therapeutic candidates and to fund the Group’s operating costs into at least 2027. Our ability to fund our therapeutic development and clinical operations as well as ability to fund our existing, newly founded and future Founded Entities, will depend on the amount and timing of cash received from planned financings, monetization of shares of public Founded Entities and potential business development activities. Our future capital requirements will depend on many factors, including: — the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates; — the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property related claims; — the emergence of competing technologies and products and other adverse marketing developments; — the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities; — the number and types of future therapeutics we develop and support with the goal of commercialization; — The costs, timing and outcomes of identifying, evaluating, and investing in technologies and drug candidates to develop as Wholly-Owned Programs or as Founded Entities; and — the success of our Founded Entities and their need for additional capital. A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate. Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future. Financial Review continued

78 PureTech Health plc Annual Report and Accounts 2023

Financial Review continued

Governance

## Financial Position

### Summary Financial Position

| (in thousands) | As of December 31, 2023 | 2022 | Change |
|---|---|---|---|
| Investments held at fair value | **$317,841** | $251,892 | $65,949 |
| Other non-current assets | **28,930** | 64,562 | (35,632) |
| **Non-current assets** | **346,771** | 316,454 | 30,317 |
| Cash and cash equivalents, and short-term investments | **327,143** | 350,095 | (22,952) |
| Other current assets | **20,059** | 36,097 | (16,039) |
| **Current assets** | **347,201** | 386,192 | (38,991) |
| **Total assets** | **693,973** | 702,647 | (8,674) |
| Lease liability | **18,250** | 24,155 | (5,906) |
| Deferred tax liability | **52,462** | 19,645 | 32,817 |
| Sale of future royalties liability | **110,159** | — | 110,159 |
| Other non-current liabilities | **3,501** | 14,372 | (10,871) |
| **Non-current liabilities** | **184,371** | 58,172 | 126,199 |
| Trade and other payables | **44,107** | 54,840 | (10,733) |
| Notes payable | **3,699** | 2,345 | 1,354 |
| Preferred shares | **169** | 27,339 | (27,170) |
| Other current liabilities | **3,394** | 12,361 | (8,967) |
| **Current liabilities** | **51,370** | 96,885 | (45,516) |
| **Total liabilities** | **235,741** | 155,057 | 80,684 |
| **Net assets** | **458,232** | 547,589 | (89,358) |
| **Total equity** | **$458,232** | $547,589 | $(89,358) |

#### Investments Held at Fair Value

Investments held at fair value increased by $65.9 million to $317.8 million as of December 31, 2023. As of December 31, 2023, Investments held at fair value consist primarily of our common share investment in Karuna, Vor and Akili (Akili was in the form of preferred shares until August 2022) and our preferred share investment in Sonde (from May 2022) and Vedanta (from March 2023). The increase is primarily attributed to an increase of $73.5 million in the value of Karuna shares as well as the Group recognizing its investment in the convertible preferred shares of Vedanta in the amount of $20.5 million subsequent to Vedanta being deconsolidated from the Group's financial statements, partially offset by decreases in fair value of various investments.

#### Cash, Cash Equivalents, and Short-Term Investments

Consolidated cash, cash equivalents and short-term investments decreased by $23.0 million to $327.1 million as of December 31, 2023. The decrease is primarily attributed to net cash used in operating activities of $105.9 million, purchase of treasury stock of $19.6 million, purchase of convertible note from associate of $16.9 million, and cash derecognized upon loss of control over Vedanta of $13.8 million, partially offset by proceeds of $33.3 million from sale of Karuna shares during the year ended December 31, 2023, and receipts of $100.0 million upfront payment from Royalty Pharma upon execution of Royalty Purchase Agreement in March 2023.

#### Non-Current Liabilities

Non-current liabilities increased by $126.2 million to $184.4 million as of December 31, 2023. The increase was driven by the Group receiving a $100.0 million non-refundable initial payment at the execution of the Royalty Purchase Agreement with Royalty Pharma, which is accounted for as a non-current sale of future royalties liability, as well as the accretion of non-cash interest expense on the sale of future royalties liability, and a $32.8 million increase in our deferred tax liabilities, partially offset by a $10.2 million decrease in long-term loan due to Vedanta being deconsolidated in 2023.

#### Trade and Other Payables

Trade and other payables decreased by $10.7 million to $44.1 million as of December 31, 2023. The decrease reflected primarily the deconsolidation of Vedanta and the timing of payments as of December 31, 2023.

#### Preferred Shares

Preferred share liability in subsidiaries decreased by $27.2 million as of December 31, 2023. The decrease in the preferred share liability primarily relates to a decrease of $24.6 million due to the deconsolidation of Vedanta during the year ended December 31, 2023.

G overnance PureTech Health plc Annual Report and Accounts 2023 79 Quantitative and Qualitative Disclosures about Financial Risks Interest Rate Sensitivity As of December 31, 2023, we had cash and cash equivalents of $191.1 million and short-term investments of $136.1 million, while we had PureTech Level cash, cash equivalents and short-term investments of $326.0 million. PureTech Level cash, cash equivalents and short-term investments is a non- IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation with the IFRS number, see the section Measuring Performance earlier in this Financial review). Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and investments in short duration, high- quality U.S. Treasury Bills and related money market accounts, we do not believe a change in interest rates would have a material effect on the fair market value of our portfolio, and therefore, we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates. Foreign Currency Exchange Risk We maintain our consolidated financial statements in our functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods. Controlled Founded Entity Investments We maintain investments in certain Controlled Founded Entities. Our investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. We are exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. The liability of preferred shares is maintained at fair value through profit and loss. We view our exposure to third-party preferred share liability as low as of December 31, 2023 as the liability is not significant. Please refer to Note 16. Subsidiary Preferred Shares to our Consolidated Financial Statements for further information regarding our exposure to Controlled Founded Entity investments. Deconsolidated Founded Entity Investments We maintain certain debt or equity holdings in Founded Entities which have been deconsolidated. These holdings are deemed either as investments carried at fair value under IFRS 9 with changes in fair value recorded through profit and loss or as associates accounted for under IAS 28 using the equity method. Our exposure to investments held at fair value and investments in notes from associates was $317.8 million and $4.6 million, respectively, as of December 31, 2023, and we may or may not be able to realize the value in the future. Accordingly, we view the risk as high. Our exposure to investments in associates is limited to the carrying amount of the investment. We are not exposed to further contractual obligations or contingent liabilities beyond the value of initial investment. As of December 31, 2023, Sonde was the only associate, and the carrying amount of the investments in Sonde accounted for under the equity method was $3.2 million. Accordingly, we do not view this risk as high. Equity Price Risk As of December 31, 2023, we held 886,885 common shares of Karuna, 2,671,800 common shares of Vor, and 12,527,477 common shares of Akili. The fair value of our investments in the common shares of Karuna, Vor and Akili was $280.7 million, $6.0 million, and $6.1 million, respectively. The investments in Karuna, Vor and Akili are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna, Vor and Akili common shares as of December 31, 2023, would cause a loss of $29.3 million to be recognized as a component of other income (expense) in our Consolidated Statement of Comprehensive Income/(Loss). However, we view exposure to equity price risk as low due to the definitive merger agreement Karuna entered into with Bristol Myers Squibb ("BMS”) in December 2023 under which Karuna common shares were acquired by BMS for $330 per share in March 2024. See Note 28. Subsequent Events. Liquidity Risk We do not believe we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. While we believe our cash and cash equivalents and short-term investments do not contain excessive risk, we cannot provide absolute assurance that in the future, our investments will not be subject to adverse changes or decline in value based on market conditions. Financial Review continued

G ov er na nc e 80 PureTech Health plc Annual Report and Accounts 2023 Credit Risk We maintain an investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity and meet operating needs. Although our investments are subject to credit risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. We do not own derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments. Credit risk is also the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to receivables is owed to the limited number of companies comprising our receivable base. However, our exposure to credit losses is currently low due to relatively low receivable balance, a small number of counterparties and the high credit quality or healthy financial conditions of these counterparties. Foreign Private Issuer Status Owing to our U.S. listing on the Nasdaq Global Market, we report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including: — the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; — sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; — the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and — Regulation FD, which regulates selective disclosures of material information by issuers. Financial Review continued

PureTech Health plc Annual Report and Accounts 2023 81 G overnance Since the Company’s 2023 Annual General Meeting, it has been my pleasure to act in the position of interim Chair, in addition to my role as the Senior Independent Director, to ensure continuity and the maintenance of strong governance practices at PureTech. As part of my expanded role, I have been working with my colleagues on the Nomination Committee and the rest of the Board to identify a suitable successor to our former Chair, Mr. Christopher Viehbacher. This process is ongoing as we work to identify a seasoned candidate with extensive experience in maximising shareholder value. The Nomination Committee, with assistance from the rest of the Board and the Company’s management, has also continued to explore potentially adding another non-executive director to strengthen the Board’s skillsets and reinforce the strong governance that has been a hallmark of the Company’s Board and broader operations. While there is not a firm timeline for the identification of a new Chair and potential additional non- executive director, the Nomination Committee and the Company are conducting a thorough and efficient process to identify the best candidates. The Board looks forward to being able to discuss these matters with our shareholders in connection with our AGM or indeed at any other time during the year. Dr. Raju Kucherlapati, Ph.D. Interim Chair April 25, 2024 Dear Shareholder, I am pleased to introduce our Corporate Governance Report. This Report sets out our governance framework and the work of the Board and its committees. As a Board, we are responsible for ensuring there is an effective governance framework in place. This includes setting the Company’s strategic objectives, ensuring the right leadership and resources are in place to achieve these objectives, monitoring performance, ensuring that sufficient internal controls and protections are in place and reporting to shareholders. An effective governance framework is also designed to ensure accountability, fairness and transparency in the Company’s relationships with all of its stakeholders, whether shareholders, employees, partners, the government or the wider patient community. We believe that good corporate governance is essential for building a successful and sustainable business. The Board is committed to the highest standards of corporate governance and undertakes to maintain a sound framework for our control and management. In this Report, we provide details of that framework. The key constituents necessary to deliver a robust structure are in place and, accordingly, this report includes a description of how the Company has applied the principles and provisions of the Governance Code and how it intends to apply those principles in the future. Chair’s overview “We believe that good corporate governance is essential for building a successful and sustainable business.”

82 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e Raju Kucherlapati, Ph.D. Interim Chair of the Board, Senior Independent Director, R&D Committee Member Sharon Barber-Lui Independent Non-Executive Director Sharon Barber-Lui has served as a member of our Board since March 2022 and became the Chair of the Audit Committee in April 2022. Ms. Barber-Lui has been the Chief Financial Officer and Senior Vice President, North America at Teva Pharmaceutical Industries Ltd. since July 2023. Prior to joining Teva, Ms. Barber-Lui worked as Senior Vice President of Global Finance at EQRx and at Merck for over twenty years in roles of advancing responsibility, including most recently as the Head of Portfolio Market Strategy, Operations and Business Analytics from 2019 through 2021 and Chief Financial Officer from 2014 through 2018 for Merck’s U.S. oncology business. Prior to that Ms. Barber-Lui held a number of other roles with Merck including Treasurer of U.S. Region, Head of U.S. Treasury Operations, and Head of Legal Entity Integration and Global Treasury Services, among others. Ms. Barber-Lui began her career as an accountant for KPMG LLP, and she received her bachelor’s degree as well as her M.B.A. from Lehigh University. Ms. Barber-Lui is a member of the American Institute of Certified Public Accountants. She is also the recipient of Merck & Co. Inc.’s Top Talent Designation, Women’s Leadership Recognition and Oncology Women’s Leader Recognition. Raju Kucherlapati, Ph.D., has served as a member of our Board since 2014 and assumed the role of PureTech’s Senior Independent Director as well as the chair of its Nomination Committee as of December 31, 2022. Dr. Kucherlapati has served as interim Chair since the 2023 Annual General Meeting. He has been the Paul C. Cabot professor of Genetics and a professor of medicine at Harvard Medical School since 2001. Dr. Kucherlapati currently serves on the board of directors of KEW Inc. Dr. Kucherlapati previously served on the board of Gelesis Holdings, Inc. until October 2023. He was a founder and former board member of Abgenix (acquired by Amgen for $2.2 billion), Cell Genesys and Millennium Pharmaceuticals (acquired by Takeda for $8.8 billion). He was the first scientific director of the Harvard-Partners Center for Genetics and Genomics. He is a fellow of the American Association for the Advancement of Science and a member of the National Academy of Medicine. Dr. Kucherlapati received his Ph.D. from the University of Illinois. He trained at Yale and has held faculty positions at Princeton University, University of Illinois College of Medicine and the Albert Einstein College of Medicine. He served on the editorial board of the New England Journal of Medicine and was Editor in Chief of the journal Genomics. He was a member of the presidential commission for the study of bioethical issues during the Obama administration. His laboratory at Harvard Medical School is involved in cloning and characterization of human disease genes with a focus on human syndromes with a significant cardiovascular involvement, use of genetic/ genomic approaches to understand the biology of cancer and the generation and characterization of genetically modified mouse models for cancer and other human disorders. His laboratory was a part of the Human Genome Program that was responsible for mapping and sequencing the human genome. Dr. Kucherlapati developed methods for modifying mammalian genes that lead to gene targeting in mice. He has developed many mouse models for human disease, including a large set of models for human colorectal cancer. His laboratory was a part of The Cancer Genome Atlas (TCGA) program that uses genetic/genomic approaches to understand the biology of cancer. He is a promoter of personalized/ precision medicine. PureTech Health is led by a seasoned and accomplished Board of Directors and management team with extensive experience in maximising shareholder value, discovering scientific breakthroughs, and delivering therapeutics to market. Board of Directors (alphabetically)* * The biography for executive director Bharatt Chowrira can be found on page 85.

PureTech Health plc Annual Report and Accounts 2023 83 G overnance Board of Directors continued Kiran Mazumdar-Shaw Independent Non-Executive Director John LaMattina, Ph.D. Independent Non-Executive Director, R&D Committee Member Robert Langer, Sc.D. Co-Founder and Non-Executive Director, R&D Committee Member Christopher Viehbacher Former Chair John LaMattina, Ph.D., has served as a member of our Board since 2009. Dr. LaMattina previously worked at Pfizer in different roles from 1977 to 2007, including vice president of U.S. Discovery Operations in 1993, senior vice president of worldwide discovery operations in 1998, senior vice president of worldwide development in 1999 and president of global research and development from 2003 to 2007. Dr. LaMattina serves on the board of directors of Ligand Pharmaceuticals and Vedanta Biosciences, Inc. Dr. LaMattina previously served on the boards of Immunome Inc. until October 2023 and Zafgen, Inc. until April 2020. He is also a trustee associate of Boston College. During Dr. LaMattina’s leadership tenure, Pfizer discovered and/or developed a number of important new medicines including Tarceva, Chantix, Zoloft, Selzentry and Lyrica, along with a number of other medicines currently in late stage development for cancer, rheumatoid arthritis and pain. He is the author of numerous scientific publications and U.S. patents. Dr. LaMattina received the 1998 Boston College Alumni Award of Excellence in Science and the 2004 American Diabetes Association Award for Leadership and Commitment in the Fight Against Diabetes. He was awarded an Honorary Doctor of Science degree from the University of New Hampshire in 2007. In 2010, he was the recipient of the American Chemical Society’s Earle B. Barnes Award for Leadership in Chemical Research Management. He is the author of “Devalued and Distrusted—Can the Pharmaceutical Industry Restore its Broken Image,” “Drug Truths: Dispelling the Myths About Pharma R&D,” “Pharma and Profits: Balancing Innovation, Medicine, and Drug Prices” and an author of the Drug Truths blog at Forbes. com. Dr. LaMattina received a B.S. in Chemistry from Boston College and received a Ph.D. in Organic Chemistry from the University of New Hampshire. He then moved on to Princeton University as a National Institutes of Health postdoctoral fellow in the laboratory of professor E. C. Taylor. Robert S. Langer, Sc.D., is a co- founder, member of PureTech’s R&D Committee and has served as a member of the board of directors since our founding. Dr. Langer has served as the David H. Koch Institute professor at MIT since 2005. He served as a member of the FDA’s science board from 1995 to 2002 and as its chairman from 1999 to 2002. Dr. Langer serves on the board of directors of Seer Bio and Moderna, Inc. Dr. Langer previously served on the boards of Abpro Korea until February 2024 and Frequency Therapeutics, Inc. until November 2023. until November 2023. Dr. Langer has received over 250 major awards, including the 2006 U.S. National Medal of Science, the Charles Stark Draper Prize in 2002 and the 2012 Priestley Medal. He is also the first engineer to receive the Gairdner Foundation International Award. Dr. Langer has received the Dickson Prize for Science, Heinz Award, Harvey Prize, John Fritz Award, General Motors Kettering Prize for Cancer Research, Dan David Prize in Materials Science, Breakthough Prize in Life Sciences, National Medal of Science, National Medal of Technology and Innovation, Kyoto Prize, Wolf Prize, Albany Medical Center Prize in Medicine and Biomedical Research and the Lemelson-MIT prize. In 2006, he was inducted into the National Inventors Hall of Fame. In January 2015, Dr. Langer was awarded the 2015 Queen Elizabeth Prize for Engineering. Dr. Langer received his bachelor’s degree in Chemical Engineering from Cornell University and his Sc.D. in Chemical Engineering from MIT. Kiran Mazumdar-Shaw has served as a member of our Board since September 2020. Ms. Mazumdar- Shaw has been the executive chairperson of Biocon Limited, which she founded in 1978, since April 2020, and she served as managing director of Biocon Limited from 1995 to 2020. Ms. Mazumdar-Shaw holds key positions in various industry, educational, government and professional bodies globally. She served as a full-term member of the board of trustees of Massachusetts Institute of Technology until June 2023. She has been elected as a member of the prestigious U.S.-based National Academy of Engineering. She also serves as a director on the board of United Breweries Limited, and non- executive director on the board of Narayana Health. Ms. Mazumdar- Shaw previously served as the lead independent member of the board of Infosys Ltd until March 2023. Ms. Mazumdar-Shaw has received two of India’s highest civilian honors, the Padma Shri in 1989 and the Padma Bhushan in 2005. She was also honored with the Order of Australia, Australia’s highest civilian honor in January 2020. In 2016, she was conferred with the highest French distinction – Knight of the Legion of Honour – and in 2014 received the Othmer Gold Medal in 2014 from the U.S.-based Chemical Heritage Foundation for her pioneering efforts in biotechnology. Ms. Mazumdar- Shaw has been ranked as one of the world’s top 20 inspirational leaders in the field of biopharmaceuticals by The Medicine Maker Power List 2020, and she was the winner of EY World Entrepreneur of the Year™ 2020 Award. She was the first woman business leader from India to sign the Giving Pledge, an initiative of the Gates Foundation, committing to give the majority of her wealth to philanthropic causes. She received a bachelor’s degree in science, Zoology Hons., from Bangalore University and a master’s degree in malting and brewing from Ballarat College, Melbourne University. She has been awarded several honorary degrees from other universities globally. Christopher Viehbacher served as a member of our Board from 2015, and as chairman from September 2019 until his retirement from the Board in June 2023. Mr. Viehbacher was appointed President, Chief Executive Officer and a member of the Board of Biogen, Inc. in November 2022. As a result of his appointment, Mr. Viehbacher did not stand for re-election at the Company’s 2023 Annual General Meeting. Prior to his appointment with Biogen, Inc., he had been the managing partner of Gurnet Point Capital from October 2014 to November 2022. Immediately prior to joining Gurnet Point Capital, Mr. Viehbacher served as the chief executive officer and member of the board of directors of Sanofi from December 2008 to October 2014.

84 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e Board of Directors continued H. Robert Horvitz, Ph.D.** Board Advisor, R&D Committee Chair Dennis Ausiello, M.D.** Board Advisor, R&D Committee Member Joseph Bolen, Ph.D.** Board Advisor, R&D Committee Member Dennis Ausiello, M.D., is a board advisor and member of the PureTech R&D Committee. He is the Jackson Distinguished Professor of Clinical Medicine and was previously director, emeritus of the M.D./Ph.D. Program at Harvard Medical School. Dr. Ausiello is chairman of medicine, emeritus and director of the Center for Assessment Technology and Continuous Health (CATCH) at Massachusetts General Hospital (MGH). This center is a partnership among MGH, MIT and Harvard University with a mission to develop real-time assessment of human traits in wellness and disease. In partnership with industry, it is creating tools for measurements of traditional and novel phenotypes. Understanding the need for partnerships between the academy and industry, Dr. Ausiello served on the board of directors of Pfizer Pharmaceuticals, where he was their former lead director. He currently serves as a member of the board of directors of Seres Therapeutics, Inc. and Alnylam Pharmaceuticals, Inc. Dr. Ausiello is also a member of the board of directors of several non-public biotech companies and is a consultant to Verily (formerly Google Life Sciences) and Pfizer Pharmaceuticals. Dr. Ausiello is a nationally recognized leader in academic medicine who was elected to the National Academy of Medicine in 1999 and the American Academy of Arts and Sciences in 2003. He has published numerous articles, book chapters and textbooks and has served as an editor of Cecil’s Textbook of Medicine. Dr. Ausiello received his BA from Harvard College and an M.D. from the University of Pennsylvania. Joseph Bolen, Ph.D., is a board advisor and member of the PureTech R&D Committee. He first joined PureTech in October 2015 and served as PureTech’s chief scientific officer from October 2016 through February 2023. Prior to joining PureTech, Dr. Bolen oversaw all aspects of research and development, or R&D, for Moderna, Inc. as president and chief scientific officer from July 2013 to October 2015. Previously, he was chief scientific officer and global head of oncology research at Millennium: The Takeda Oncology Company. Prior to joining Millennium in 1999, Dr. Bolen held senior positions at Hoechst Marion Roussel, Schering- Plough and Bristol-Myers Squibb. Dr. Bolen began his career at the National Institutes of Health, where he contributed to the discovery of a class of proteins known as tyrosine kinase oncogenes as key regulators of the immune system. Dr. Bolen received a B.S. in Microbiology & Chemistry and a Ph.D. in Immunology from the University of Nebraska and conducted his postdoctoral training in Molecular Virology at the Kansas State University Cancer Center. H. Robert Horvitz, Ph.D., is a board observer and Chair of the R&D Committee at PureTech. He received the Nobel Prize in Physiology or Medicine and is the David H. Koch Professor of Biology at Massachusetts Institute of Technology, an investigator of the Howard Hughes Medical Institute, neurobiologist (Neurology) at Massachusetts General Hospital, a member of the MIT McGovern Institute for Brain Research and the MIT Koch Institute for Integrative Cancer Research. He is cofounder of multiple life science companies, including Epizyme (EPZM), Mitobridge (acquired by Astellas) and Idun Pharmaceuticals (acquired by Pfizer) and was a member of the Scientific Advisory Board of the Novartis Institutes for BioMedical Research. Dr. Horvitz was a member of the board of trustees of the Massachusetts General Hospital. He also previously served as Chairman of the Board of Trustees of the Society for Science and the Public and as President of the Genetics Society of America. Dr. Horvitz is a member of the U.S. National Academy of Sciences, the U.S. National Academy of Medicine and the American Philosophical Society and is a foreign member of the Royal Society of London. He is a fellow of the American Academy of Arts and Sciences and of the American Academy of Microbiology. Dr. Horvitz received the U.S. National Academies of Science Award in Molecular Biology; the Charles A. Dana Award for Pioneering Achievements in Health; the Ciba-Drew Award for Biomedical Science; the General Motors Cancer Research Foundation Alfred P. Sloan, Jr. Prize; the Gairdner Foundation International Award; the March of Dimes Prize in Developmental Biology; the Genetics Society of America Medal; the Bristol-Myers Squibb Award for Distinguished Achievement in Neuroscience; the Wiley Prize in the Biomedical Sciences; the Peter Gruber Foundation Genetics Prize; the American Cancer Society Medal of Honor; the Alfred G. Knudson Award of the National Cancer Institute; and the UK Genetics Society Mendel Medal. He has received honorary doctoral degrees from the University of Rome, Cambridge University, Pennsylvania State University and the University of Miami. Daphne Zohar** Founder and Board Advisor Daphne Zohar is a board observer and senior advisor. A founder of PureTech, Ms. Zohar served as chief executive officer and a member of the board of directors since our formation and UK main market listing in 2015 until her departure on April 8, 2024, to become chief executive officer of PureTech founded entity, Seaport Therapeutics, Inc. PureTech’s R&D engine has generated 29 therapeutics and therapeutic candidates, including two (Plenity® and EndeavorRx®) that have received both U.S. Food and Drug Administration clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. Ms. Zohar has been recognized as a top leader and innovator in biotechnology by a number of sources, including EY, BioWorld, MIT’s Technology Review, the Boston Globe, and Scientific American. Ms. Zohar serves on the BIO (Biotechnology Innovation Organization) Board. Previously, Ms. Zohar has served on a number of private company boards including Karuna Therapeutics, Inc. (acquired by Bristol Myers Squibb for $14.0 billion). Ms. Zohar received a B.S. from Northeastern University.

PureTech Health plc Annual Report and Accounts 2023 85 G overnance Eric Elenko, Ph.D. President Bharatt Chowrira, Ph.D., J.D. Chief Executive Officer, Member of the Board of Directors Bharatt Chowrira, Ph.D., J.D., has been our chief executive officer since his appointment by the Board on April 8, 2024. He was formerly president and chief business, finance and operating officer since September 2022, president and chief business, legal and operating officer from January 2022 through September 2022 and our president and chief of business and strategy from March 2017 through December 2021. Dr. Chowrira has served as a member of PureTech’s Board since February 2021 and also serves on the board of directors of Seaport Therapeutics, Inc. Prior to joining PureTech, Dr. Chowrira was the president of Synlogic, Inc., a biopharmaceutical company focused on developing synthetic microbiome-based therapeutics, from September 2015 to February 2017, where he oversaw and managed corporate and business development, alliance management, financial, human resources, intellectual property and legal operations. Prior to that, Dr. Chowrira was the chief operating officer of Auspex Pharmaceuticals, Inc. from October 2013 to July 2015, which was acquired by Teva Pharmaceutical Industries Ltd. in the spring of 2015. Previously, he was president and chief executive officer of Addex Therapeutics Ltd., a biotechnology company publicly- traded on the SIX Swiss Exchange, from August 2011 to July 2013. Prior to that Dr. Chowrira held various leadership and management positions at Nektar Therapeutics (chief operating officer), Merck & Co, or Merck (vice president), Sirna Therapeutics (general counsel; acquired by Merck) and Ribozyme Pharmaceuticals (chief patent counsel). Dr. Chowrira previously served on the board of directors of Vedanta Biosciences, Inc. from September 2018 to February 2023, Akili Interactive Labs, Inc. from November 2017 to September 2019 and June 2021 to October 2022, Vor Biopharma from August 2018 to June 2020, and Karuna Therapeutics, Inc. from March 2017 to December 2019. Dr. Chowrira received a J.D. from the University of Denver’s Sturm College of Law, a Ph.D. in Molecular Biology from the University of Vermont College of Medicine, a M.S. in Molecular Biology from Illinois State University and a B.S. in Microbiology from the UAS, Bangalore, India. Eric Elenko, Ph.D., has served as our president since his appointment by the Board on April 8, 2024. Prior to his current role, Dr. Elenko served as chief innovation officer since June 2015 and held various other positions at PureTech prior thereto. While at PureTech, Dr. Elenko has led the development of a number of programs, including Akili Interactive Labs, Inc., Gelesis, Inc., Karuna Therapeutics, Inc. (acquired by Bristol Myers Squibb for $14.0 billion) and Sonde Health, Inc. Dr. Elenko serves on the board of directors of Seaport Therapeutics, Inc. and Sonde Health, Inc. Prior to joining PureTech, Dr. Elenko was a consultant with McKinsey and Company from February 2002 to September 2005, where he advised senior executives of both Fortune 500 and specialty pharmaceutical companies on a range of issues such as product licensing, mergers and acquisitions, research and development strategy and marketing. Dr. Elenko received a B.A. in Biology from Swarthmore College and his Ph.D. in Biomedical Sciences from University of California, San Diego. Management Team (alphabetically)* Robert Lyne Chief Portfolio Officer Charles (Chip) Sherwood, J.D. General Counsel and Company Secretary Robert Lyne is the chief portfolio officer at PureTech. Prior to joining PureTech, Mr. Lyne was the Chief Executive Officer at Arix Bioscience plc, a transatlantic venture capital company focused on investing in innovative biotechnology companies. He began his career as a lawyer at international law firm Bird & Bird LLP in London before moving to Touchstone Innovations, a London listed biotech and technology investor, which was acquired in 2017. He has worked on over 80 venture capital financings in Europe and North America as well as multiple trade exits and IPOs. As an experienced UK plc executive, Mr. Lyne has broad experience formulating and implementing corporate strategy. Mr. Lyne has a B.A. from the University of Oxford and an L.L.B. from Oxford Brookes University. Charles Sherwood, J.D., is the general counsel and company secretary at PureTech, where he leads the company’s corporate legal function, including corporate governance and compliance. Mr. Sherwood also serves on the board of directors of Vedanta Biosciences, Inc. Prior to joining PureTech in August 2021, Mr. Sherwood was the Vice President, Corporate Legal Counsel at Anika Therapeutics, a small-cap NASDAQ-listed biotechnology company. During his time at Anika, Charles built and led the legal department, where he served as a strategic advisor to management and the Board and developed extensive subject matter expertise involving strategic transactions, intellectual property, product and brand marketing, financing and other financial matters and securities compliance and other compliance matters. Mr. Sherwood received a B.A. in economics from Middlebury College and a J.D. from Vanderbilt University Law School. He is admitted to the Massachusetts Bar. ** Dr. Horvitz, Dr. Ausiello, Dr. Bolen, and Ms. Zohar are not members of the PureTech Board. As Board Observers, Dr. Horvitz and Ms. Zohar attend the majority of Board meetings. As Board Advisors, Dr. Ausiello and Dr. Bolen attend select Board meetings. Dr. Horvitz, Dr. Ausiello and Dr. Bolen are also members of PureTech’s R&D Committee, of which Dr. Horvitz is the Chair. *** Julie Krop, M.D., served as chief medical officer at PureTech for the duration of 2023 and departed from the Company on March 31, 2024.

86 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e The Company’s schedule of matters reserved for the Board includes the following matters: — approval and monitoring of our strategic aims and objectives; — approval of the annual operating and capital expenditure budget; — changes to our capital structure, the issue of any of our securities and material borrowings; — approval of the annual report and half-year results statement, accounting policies and practices or any matter having a material impact on our future financial performance; — ensuring a sound system of internal control and risk management; — approving Board appointments and removals, and approving policies relating to directors’ remuneration; — strategic acquisitions; — major disposals of our assets or subsidiaries; — approval of all circulars, prospectuses and other documents issued to shareholders governed by the Financial Conduct Authority’s (FCA) Listing Rules, Disclosure Guidance and Transparency Rules or the City Code on Takeovers and Mergers; — approval of terms of reference and membership of Board committees; — considering and, where appropriate, approving directors’ conflicts of interest; and — approval, subject to shareholder approval, of the appointment and remuneration of the auditors. The schedule of matters reserved to the Board is available on request from the Company Secretary or within the Investors section of our website at www.puretechhealth.com. The Board delegates specific responsibilities to certain committees that assist the Board in carrying out its functions and ensure independent oversight of internal control and risk management. The three principal Board committees (Audit, Remuneration and Nomination) play an essential role in supporting the Board in fulfilling its responsibilities and ensuring that we maintain the highest standards of corporate governance. Each committee has its own terms of reference which set out the specific matters for which delegated authority has been given by the Board. The terms of reference for each of the committees are fully compliant with the provisions of the Governance Code. All of these are available on request from the Company Secretary or within the Investors section of our website at www.puretechhealth.com. Roles and responsibilities of the Board The Board is responsible to shareholders for our overall management as a whole. The main roles of the Board are: — creating value for shareholders; — providing business and scientific leadership; — approving our strategic objectives; — ensuring that the necessary financial and human resources are in place to meet strategic objectives; — overseeing our system of risk management; and — setting the values and standards for both our business conduct and governance matters. The Directors are also responsible for ensuring that obligations to shareholders and other stakeholders are understood and met and that communication with shareholders is maintained. The responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors. All Directors are equally accountable to the Company’s shareholders for the proper stewardship of its affairs and our long- term success. The Board reviews strategic issues on a regular basis. During the past year the Board has played an active role on a variety of strategic initiatives of the Company. Members served as subject matter experts, advised on asset evaluation strategy and reviewed potential transactions. In addition, several members served on an independent transactions committee, led by the interim Chair. As a result, certain members have devoted substantial time and effort to the Company, above and beyond what would typically be expected of Non-Executive Directors. The Board has also exercised control over our performance by agreeing on budgetary and operational targets and monitoring performance against those targets. The Board has overall responsibility for our system of internal controls and risk management. Any decisions made by the Board on policies and strategy to be adopted by us or changes to current policies and strategy are made following presentations by the Executive Director and other members of management, and only after a detailed process of review and challenge by the Board. Once made, the Executive Director and other members of management are fully empowered to implement those decisions. Except for a formal schedule of matters which are reserved for decision and approval by the Board, the Board has delegated our day-to-day management to the Chief Executive Officer who is supported by other members of the senior management team. The schedule of matters reserved for Board decision and approval are those significant to us as a whole due to their strategic, financial or reputational implications. The Board

PureTech Health plc Annual Report and Accounts 2023 87 G overnance The Board continued Senior Independent Director The Company’s Senior Independent Director is Dr. Raju Kucherlapati. A key responsibility of the Senior Independent Director, following the appointment of a permanent Chair, is to be available to shareholders in the event that they may feel it inappropriate to relay views through the Chair or Chief Executive Officer. In addition, the Senior Independent Director is to serve as an intermediary between the rest of the Board and the Chair where necessary. Further, the Senior Independent Director will lead the Board in its deliberations on any matters on which the Chair is conflicted. For the period while Dr. Raju Kucherlapati serves as both interim Chair and Senior Independent Director, any other of the Non-Executive Directors is available to shareholders in the event that they may feel it inappropriate to relay views through the Chair or Chief Executive Officer. In addition, any other of the Non-Executive Directors may be elected by the Board to lead the Board in its deliberations on any matters on which Dr. Raju Kucherlapati is conflicted. The roles of Chair and Chief Executive Officer The Company’s interim Chair is Dr. Raju Kucherlapati. He has served as interim Chair since the 2023 AGM to fulfill the leadership requirements and governance obligations of the role following the resignation of the former Chair. The Nomination Committee is currently conducting a search to identify a new permanent Chair, but such person is not expected to be in place at the time of the 2024 AGM. Until such permanent replacement is appointed as Chair by the Board, Dr. Raju Kucherlapati is serving as interim Chair. There is and will remain a clear division of responsibilities between the Chair and the Chief Executive Officer. The Chair is responsible for the leadership and conduct of the Board and for ensuring effective communication with shareholders. The Chair facilitates the full and effective contribution of Non- Executive Directors at Board and Committee meetings, ensures that they are kept well informed and ensures a constructive relationship between the Executive Directors and Non-Executive Directors. The Chair also ensures that the Board committees carry out their duties, including reporting back to the Board either orally or in writing following their meetings at the next Board meeting. The role of the Chief Executive Officer, Dr. Bharatt Chowrira, is to lead the execution of the Company’s strategy and the executive management of PureTech. She is responsible, among other things, for the development and implementation of strategy and processes which enable us to meet the requirements of shareholders, for delivering the operating plans and budgets for our businesses, for monitoring business performance against key performance indicators (KPIs) and reporting on these to the Board and for providing the appropriate environment to recruit, engage, retain and develop the high-quality personnel needed to deliver our strategy. Board size and composition As of December, 2023, there were seven Directors on the Board: the Non-Executive interim Chair, two Executive Directors and four Non-Executive Directors. Following the departure from the Board of Daphne Zohar on April, 2024 to become chief executive officer of PureTech founded entity, Seaport Therapeutics, Inc., there were six Directors on the Board: the Non-Executive interim Chair, one Executive Director and four Non-Executive Directors. The biographies of these Directors (including the former CEO and the former Chair) are provided on pages 82 to 85. Raju Kucherlapati, Ph.D., assumed the role of PureTech’s Senior Independent Director as well as the chair of its Nomination Committee, effective as of January 1, 2023, following the retirement of Dame Marjorie Scardino. Additionally, Dr. Kucherlapati assumed the role of interim Chair following the conclusion of the term of the former Chair Mr. Christopher Viehbacher on June 13, 2023. There were no other changes to the composition of the Board during 2023. Dr. Raju Kucherlapati will continue as interim Chair until a permanent Chair can be selected and appointed. Dr. Kucherlapati will also continue in his current role of Senior Independent director during this period. While the Company is conducting a search for a new Chair of the Board and considering adding an additional member, it does not anticipate that these activities will be completed by the time of the 2024 AGM. The Company’s policy relating to the terms of appointment and the remuneration of both Executive and Non-Executive Directors is detailed in the Directors’ Remuneration Report on pages 102 to 122. The size and composition of the Board is regularly reviewed by the Nomination Committee to ensure there is an appropriate and diverse mix of skills and experience on the Board. The Board may appoint any person to serve as a Director, either to fill a vacancy or as an addition to the existing Board. Any Director so appointed by the Board shall hold office only until the following AGM and then shall be eligible for election by the shareholders. In accordance with the Governance Code, all of the Directors will be offering themselves for election at the AGM to be held on June 13, 2024, full details of which are set out in the notice of meeting accompanying this Annual Report. Non-Executive Directors The Company’s Non-Executive Directors are Dr. Raju Kucherlapati (interim Chair), Ms. Sharon Barber-Lui, Dr. John LaMattina, Dr. Robert Langer, and Ms. Kiran Mazumdar-Shaw. The Non-Executive Directors provide us with a wide range of skills and experience. Each Non-Executive Director has significant senior level experience as well as an extensive network in each of their own fields, an innovative mindset and independent judgement on issues of strategy, performance and risk, and is well placed to constructively challenge and scrutinize the performance of management. In addition, certain of our Non- Executive Directors also serve as members of one or more boards of directors of our Founded Entities and are key drivers for our Internal Programs.

88 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e The Board continued Board meetings and decisions The Board meets regularly during the year, as well as on an ad hoc basis as required by business need. The Board had 8 scheduled meetings in 2023, and details on attendance are set forth in the table below: Director Number of Board Meetings Attended Raju Kucherlapati 8/8 Sharon Barber-Lui 7/8 John LaMattina 7/8 Robert Langer 8/8 Kiran Mazumdar-Shaw 7/8 Christopher Viehbacher* 1/3 Bharatt Chowrira 8/8 Daphne Zohar 6/8 * Mr. Viehbacher retired from the Company’s Board in June 2023. While each current director was able to attend the vast majority of meetings in 2023, in the event of any unavoidable absence, the impacted Director would review with management the topics and materials to be discussed at the meeting, and provide appropriate feedback to be conveyed at such meeting, as was the case with respect to the meetings any director was unable to attend. Ms. Zohar did not attend certain meetings where she recused herself in light of the topics to be discussed. The Board also acted by unanimous written consent five times in 2023. On occasion it was more expedient for the Board to approve matters, especially administrative matters, by unanimous written consent rather than to convene a meeting for the purpose. Directors were, however, provided with an opportunity to discuss any concerns they had with the written resolution before its issue for signature. At each quarterly meeting of the Board, there was a closed session held in which only the interim Chair and the other Non-Executive Directors participated. In certain meetings held to discuss a specific topic or topics, a closed session was not held due to limited time allocated for such meeting or the nature of the topic being considered. The schedule of Board and Committee meetings each year is, so far as is possible, determined before the commencement of that year and all Directors or, if applicable, all Committee members, are expected to attend each meeting. Supplementary meetings of the Board and/or the Committees are held as and when necessary. Each member of the Board receives in advance of each scheduled meeting detailed Board packages, which include an agenda based upon matters to be addressed and appropriate presentation and background materials. If a Director is unable to attend a meeting due to Independence The Governance Code requires that at least 50 percent of the Board of a UK premium listed company, excluding the Chair, consists of Non-Executive Directors determined by the Board to be independent in character and judgement and free from relationships or circumstances which may affect, or could appear to affect, the Directors’ judgement. The Board regards Ms. Barber-Lui, Dr. Kucherlapati, Dr. LaMattina and Ms. Mazumdar- Shaw as Independent Non-Executive Directors for the purposes of the Governance Code. In reaching this determination, the Board duly considered (i) their directorships and links with other Directors through their involvement in other subsidiary companies; (ii) their equity interests in PureTech and/or the Founded Entities, including equity grants of restricted stock units made to Non-Executive Directors by the Company under its Performance Share Plan; and (iii) in respect of Dr. LaMattina and Dr. Kucherlapati, the length of their tenures as Directors of the Company. The Board is satisfied that the judgement, experience and challenging approach adopted by each of these Directors should ensure that they each make a significant contribution to the work of the Board and its committees. Therefore, the Board has determined that Ms. Barber-Lui, Dr. Kucherlapati, Dr. LaMattina, and Ms. Mazumdar-Shaw are of independent character and judgement, notwithstanding the circumstances described at (i), (ii) and (iii) above. In addition, with respect to Dr. Kucherlapati, the Board has considered his role as interim Chair and determined that such additional responsibilities shall not impact his independence in light of the interim nature of the role and the search underway for a permanent Chair appointee. The Nomination Committee, with assistance from the rest of the Board and the Company’s management, is focused on potentially adding an additional independent non-executive director in order to strengthen the Board’s skillsets and reinforce the strong governance that has been a hallmark of the Company’s Board and broader operations. The Nomination Committee and the Company intend to conduct a thorough and expeditious process to identify the best candidates. Progress updates will be provided in due course. Board support, indemnity and insurance The Company Secretary, Mr. Charles Sherwood, is responsible to the Board for ensuring Board procedures are followed, applicable rules and regulations are complied with and that the Board is advised on governance and relevant regulatory matters. All Directors have access to the impartial advice and services of the Company Secretary. There is also an agreed procedure for Directors to take independent professional advice at the Company’s expense. In accordance with the Company’s Articles of Association and a contractual Deed of Indemnity, the Directors have been granted an indemnity issued by the Company to the extent permitted by law in respect of liabilities incurred to third parties as a result of their office. The indemnity would not provide any coverage where a Director is proved to have acted fraudulently or with wilful misconduct. The Company has also arranged appropriate insurance cover in respect of legal action against its Directors and officers.

PureTech Health plc Annual Report and Accounts 2023 89 G overnance The Board continued Induction, awareness and development In preparation for the Company’s initial public offering (IPO), and upon joining the Board subsequent to the IPO, Directors received an induction briefing from the Company’s legal advisors on their duties and responsibilities as Directors of a publicly quoted company. The Directors also received presentations from the Company’s corporate brokers prior to the IPO. In addition, in order to ensure that the Directors continue to further their understanding of the challenges facing our Founded Entities and Internal Programs, the Board periodically receives the presentations and reports covering the business and operations of each of our Founded Entities as well as its Internal Programs. We have put in place a comprehensive induction plan for any new Directors. This program will be tailored to the needs of each individual Director and agreed with him or her so that he or she can gain a better understanding of us and our businesses. In addition, the Company facilitates sessions as appropriate with our advisors, as well as appropriate governance specialists, to ensure that any new Directors are fully aware of, and understand, their responsibilities and obligations of a publicly quoted company and of the governance framework within which they must operate. Board effectiveness and performance evaluation The Board periodically reviews its effectiveness and performance. The Board seeks the assistance of an independent third-party provider at least once every three years in its evaluation in compliance with the Governance Code, and will otherwise carry out an internally facilitated Board evaluation led by the Senior Independent Director, assisted by the Company Secretary, covering the effectiveness of the Board as a whole, its individual Directors and its Committees. For 2023, internal evaluations of the Board demonstrated that the Board and its Committees fulfil their responsibilities, operate effectively and demonstrate a clear structure and division of responsibilities between the Board and its Committees. The increased quality of Board materials and presentations and advances in the process for evaluating strategic transactions were favourably viewed. The Board will continue to perform internal evaluations to ensure the effectiveness of the Board and ensure alignment with the interests of stakeholders. In addition to the above, the Non-Executive Directors, led by the Senior Independent Director when that person is not also serving as interim Chair, will periodically appraise the permanent Chair’s performance, following which the Senior Independent Director will provide any feedback to the Chair. For the period while the Senior Independent Director also serves as interim Chair, the appraisal of the Interim Chair’s performance will be led by the Non-Executive Directors acting together. The performance of each of the Directors on the Board and the performance of the committees of the Board will be reviewed by the Chair as deemed necessary. The performance of Executive Directors will be reviewed by the Board on an ongoing basis, as deemed necessary, in the absence of the Executive Director under review. Committees of the Board The Board has three principal committees: the Nomination Committee, the Audit Committee and the Remuneration Committee. The composition of the three principal committees exceptional circumstances, he or she will nonetheless receive the meeting materials and discuss the materials with the Chief Executive Officer. The Chair, Chief Executive Officer and senior management team work together to ensure that the Directors receive relevant information to enable them to discharge their duties and that such information is accurate, timely and clear. This information includes quarterly management accounts containing analysis of performance against budget as well as a summary of the operational performance of each of our businesses against its goals. Additional information is provided as appropriate for the topics being addressed at the meeting. At each meeting, the Board receives presentations from the Chief Executive Officer and, by invitation, other members of senior management as required. This ensures that all Directors are in a position to effectively monitor our overall performance, and to contribute to the development and implementation of its strategy. Company Board meetings are held either in our offices in Boston, Massachusetts, U.S., or by videoconference. This practice began during the onset of the COVID-19 pandemic for the safety of the Board and has continued in recent years. The venue of Board meetings varies depending on the schedules and health of our directors. The Board endeavours to hold at least two in-person meetings during the year, as they give members of the Company’s senior management team, as well as the senior management of the Founded Entities, the opportunity to formally present to the Board on new technology development and business strategies. Certain Directors also serve on the boards of directors of our Founded Entities. These Founded Entity boards of directors meet regularly during the year, as well as on an ad hoc basis as required by business need. This service enables the Directors to have deep understanding of the businesses and contribute significantly to the strategy and oversight of these businesses. Directors’ conflicts of interest Each Director has a statutory duty under the Companies Act 2006 (the CA 2006) to avoid a situation in which he or she has or can have a direct or indirect interest that conflicts or may potentially conflict with the interests of the Company. This duty is in addition to the continuing duty that a Director owes to the Company to disclose to the Board any transaction or arrangement under consideration by the Company in which he or she is interested. The Company’s Articles of Association permit the Board to authorize conflicts or potential conflicts of interest. The Board has established procedures for managing and, where appropriate, authorizing any such conflicts or potential conflicts of interest. In deciding whether to authorize any conflict, the Directors must have regard to their general duties under the CA 2006 and their overriding obligation to act in a way they consider, in good faith, will be most likely to promote the Company’s success. In addition, the Directors are able to impose limits or conditions when giving authorization to a conflict or potential conflict of interest if they think this is appropriate. The authorization of any conflict matter, and the terms of any authorization, may be reviewed by the Board at any time. The Board believes that the procedures established to deal with conflicts of interest are operating effectively.

90 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e records are maintained and transactions are recorded accurately and fairly to permit the preparation of financial statements in accordance with IFRS. The Board approves the annual operating budgets and regularly receives details of actual performance measured against the budget. Principal risks and uncertainties Our operations and the implementation of our objectives and strategy are subject to a number of key risks and uncertainties. Principal and emerging risks are formally reviewed by the Board at least annually and appropriate procedures are put in place to monitor and, to the extent possible, mitigate these risks. A summary of the key risks affecting us and the steps taken to manage these risks are set out on pages 60 to 64 and in the Additional Information section from pages 186 to 223. Political expenditure It is the Board’s policy not to incur political expenditure or otherwise make cash contributions to political parties and it has no intention of changing that policy. 2024 Annual General Meeting The Notice of the AGM, which will be held at 4:00 pm BST (11:00 am EDT) on June 13, 2024 at the offices of FTI Consulting at 200 Aldersgate, 200 Aldersgate Street, London EC1A 4HD, is enclosed with this report. Details of the resolutions and the explanatory notes thereto are included with the Notice. To ensure compliance with the Governance Code, the Board proposes separate resolutions for each issue and proxy forms allow shareholders who are unable to attend the AGM to vote for or against or to withhold their vote on each resolution. In addition, to encourage shareholders to participate in the AGM process, the Company proposes to offer electronic proxy voting through the Registrar’s website and through the CREST service. The results of all proxy voting will be published on our website after the AGM. Our website at www.puretechhealth.com is the primary source of information on us. The website includes an overview of our activities, details of our businesses, and details of all of our recent announcements. of the Board and the attendance of the members throughout the year is set out in the respective committee reports contained in this Annual Report. The terms of reference of each committee are available on request from the Company Secretary and within the Investors section of our website at www.puretechhealth.com. Internal Control The Board fully recognizes the importance of the guidance contained in the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting. Our internal controls were in place during the whole of 2023 and we are satisfied that we have adequate controls and that our internal control over financial reporting was effective for the year ended December 31, 2023. The Board is responsible for establishing and monitoring internal control systems and for reviewing the effectiveness of these systems. The Board views the effective operation of a rigorous system of internal control as critical to our success; however, it recognizes that such systems are designed to manage rather than eliminate risk of failure and can provide only reasonable and not absolute assurance against material misstatement or loss. The key elements of our internal control system, all of which have been in place during the financial year and up to the date these financial statements were approved, are as follows: Control environment and procedures We have a clear organizational structure with defined responsibilities and accountabilities. It adopts the highest values surrounding quality, integrity and ethics, and these values are communicated clearly throughout the whole organization. Detailed written policies and procedures have been established covering key operating and compliance risk areas. These policies and procedures are reviewed and the effectiveness of the systems of internal control is assessed periodically by the Board. Identification and evaluation of risks The Board actively identifies and evaluates the risks inherent in the business and ensures that appropriate controls and procedures are in place to manage these risks. The Board obtains an update regarding our Internal Programs and all Founded Entities on a regular basis, and reviews our performance and the performance of our Internal Programs and Founded Entities on a quarterly basis. However, the performance and structuring of business units may be reviewed more frequently if deemed appropriate. The key risks and uncertainties we face, as well as the relevant mitigations, are set out on pages 60 to 64 and in the Additional Information section from pages 186 to 223. Information and financial reporting systems We evaluate and manage significant risks associated with the process for preparing consolidated accounts by having in place systems and internal controls that ensure adequate accounting The Board continued

PureTech Health plc Annual Report and Accounts 2023 91

Governance

# Relations with Stakeholders – Section 172 Statement

The Board recognizes its duties under Section 172 of the Companies Act 2006 and continuously has regard to how the Company's activities and decisions will impact investors, employees, those with whom it has a business relationship, the community and environment and its reputation for high standards of business conduct. In weighing all of the relevant factors, the Board, acting in good faith and fairly between members, makes decisions and takes actions that it considers will best lead to the long- term success of the Company. In accordance with Section 172, it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue takes place and that the Board considers the potential impact on the Company's key stakeholders when making decisions.

The Board is committed to understanding and engaging with shareholders and other key stakeholder groups of the Company in order to maximize value and promote long-term Company success in line with our strategic objectives, as well as to promote and ensure fairness between our stakeholders. The Board believes that appropriate steps and considerations have been taken during the year so that each Director has an understanding of the various key stakeholders of the Company. The Board recognizes its responsibility to contemplate all such stakeholder needs and concerns as part of its discussions, decision-making, and in the course of taking actions and will continue to make stakeholder engagement a top priority in the coming years.

During the year, the Board assessed its current activities between the Board and its stakeholders, which demonstrated that the Board actively engages with its stakeholders and takes their various objectives into consideration when making decisions.

| Stakeholder | How we engage | Key matters identified | Further information |
|---|---|---|---|
| **Investors** | – Our shareholders are the owners and investors in our business. We make significant efforts to engage with our shareholders and understand their objectives. We engage with our shareholders through a number of mechanisms to ensure that shareholder views are brought into the boardroom and considered in our decision-making.<br>– The Board's primary shareholder contact is through the Chief Executive Officer. The Chair, the Senior Independent Director and other Directors, as appropriate, make themselves available for contact with major shareholders and other stakeholders in order to understand their issues and concerns.<br>– Stakeholder engagement will often take place by the Executive Directors and senior management through investor meetings and investor roadshows, including participation at healthcare conferences and participating in fireside chats at those events, with the Board receiving regular updates by way of analysis reports on stakeholder views.<br>– Meetings were held throughout the year with institutional shareholders. Key shareholder publications including the annual report, the full year and half year results announcements and press releases and the information for investors are available on the Company's website: www.puretechhealth.com. | – Our Board keeps its Strategy and Business Model under regular review. During the past year, the Board has engaged to carefully consider its strategy for future growth and development, in particular devoting attention to the future prospects of its business model and its listing venues and the risks and opportunities this would give to the Company's stakeholders.<br>– The company carefully manages its expenditure and anticipates future capital needs through careful capital management and capital allocation to its Internal Programs and clinical trials as well as opportunities to secure financing from third parties, for example we monetized PureTech's royalty in Karuna Therapeutics' KarXT for up to $500 million, with $100 million in cash paid up front. Our Board also carefully considers opportunities for disposal of shares in our Founded Entities, which have generated over $815 million in non-dilutive proceeds to advance our pipeline and growth since 2020.<br>– The Board seeks to ensure appropriate board structure and the Nomination Committee continues to actively evaluate seasoned candidates with extensive experience suitable for a Company of PureTech's size.<br>– The Board recognizes the importance of Diversity, Equity and Inclusion and is delighted to have a diverse group of leaders at both the Board and Management levels. | – Governance Section of ARA (Pages 46 to 101)<br>– ESG Report (Pages 24 to 45)<br>– Karuna proceeds (Page 65)<br>– Remuneration Report (Pages 102 to 122)<br>– PureTech's Hub-and-Spoke Model (Page 10) |

92 PureTech Health plc Annual Report and Accounts 2023

Relations with Stakeholders – Section 172 Statement continued

Governance

| Stakeholder | How we engage | Key matters identified | Further information |
|---|---|---|---|
| Our People | – Our employees are crucial to the success of our business and many key decisions made by our Board have an impact on them. It is important to understand the employee perspective and ensure that we maintain an engaged workforce, as we believe that this will lead to better business results. We engage with our employees in various ways to ensure that their voice is heard in the management of our business including:<br>– The conduct of regular town hall meetings, email briefings to employees on key events as well as communication through the company intranet site and an engagement survey<br>– The implementation of regular appraisals and personal development programs | – The Board recognizes the importance of an incentivized and engaged workforce, especially in the highly competitive biotechnology cluster of the greater Boston area. While the Board recognized the three methods suggested in the Code for workforce engagement, the Board opted for a more informal approach given the Company's number of employees. The Board is responsive to the views of employees, and regularly seeks feedback from the Executive Directors on the overall culture of the Company which is aligned to the purpose, values and strategy of the organization. Executive Directors provide insights based on the feedback from routine employee engagement, such as through surveys and Town Hall Meetings.<br>– The Board aims to attract and retain employees. This is attained through a combination of competitive remuneration and benefit packages and an established personal management and development program. This program is implemented with a view to development of the individual in an inclusive environment where employees from diverse backgrounds can thrive.<br>– We are proud to be a company dedicated to giving life to new classes of medicine to improve the lives of patients with devastating diseases and believe we have established a business where our employees are proud to work. | – ESG Report (Pages 24 to 45)<br>– Remuneration Report (Pages 102 to 122)<br>– Strategic Report (Pages 3 to 21) |
| Community & Environment | – We are committed to supporting the communities in which we operate and the wider public. To that end, we have developed various mechanisms for engagement including:<br>– Internships/partnerships with local universities and programs<br>– Charitable giving<br>– Building Certifications<br>– Therapeutic Focus | – We are committed to improving our practices to ensure our business operates on a sustainable basis. In particular, we have created an ESG committee chaired by one of our Non-Executive Directors to guide our sustainability initiatives. Our business operates with low carbon emissions, and we are committed to delivering long-term environmental sustainability.<br>– We partner with local universities and programs to offer paid internship and externship programs, generally within technical fields in our development organization.<br>– The company engages with local community and supports charitable causes. In particular, in 2023, PureTech made charitable contributions to the Pulmonary Fibrosis Foundation, School on Wheels and The Greater Boston Food Bank. | – ESG Report (Pages 24 to 45) |
| Suppliers/ Business Partners | – Our business model creates value through partnerships and relationships with various key collaborators, and we continually evaluate how to strengthen relationships and arrangements with these institutions and individuals. Our engagement in 2023 included:<br>– Quality updates and quality audits<br>– Meetings with key surgeons to understand/identify potential indications and applications for therapeutics<br>– Partnerships – BeiGene and Eli Lilly | – We aim to build clear and reliable supply arrangements with our contract manufacturers for clinical product supply, in particular with an emphasis on quality, especially in relation to a clinical environment.<br>– We seek partnerships with other life sciences organizations to secure non-dilutive funding, access to development opportunities and access to materials for our clinical trials. | – PureTech's Hub-and-Spoke Model (Page 10)<br>– Seaport Therapeutics (Page 13)<br>– Gallop Oncology (Page 15) |

PureTech Health plc Annual Report and Accounts 2023 93 G overnance The Company’s issued ordinary share capital comprises a single class of ordinary shares. Details on movements in issued share capital can be found in Note 15 to the financial statements, page 162. Rights of ordinary shares All of the Company’s issued ordinary shares are fully paid up and rank pari passu in all respects and there are no special rights with regard to control of the Company. There are no restrictions on the transfer of ordinary shares or on the exercise of voting rights attached to them, which are governed by the Articles of Association and relevant UK legislation. The Directors are not aware of any agreements between holders of the Company’s shares that may result in restrictions on the transfer of securities or in voting rights. Substantial shareholders As of March 31, 2024, the Company had been advised that the shareholders listed below hold interests of 3 percent or more in its ordinary share capital (other than interests of the Directors which are detailed on page 119 of the Directors’ Remuneration Report). Other than as shown, so far as the Company (and its Directors) are aware, no other person holds or is beneficially interested in a disclosable interest in the Company. Shareholder % Invesco Asset Management Limited 23.76 Lansdowne Partners International Limited 8.10 Baillie Gifford & Co 7.65 Vanguard Group 4.24 Patient Capital Management 3.90 Recordati SPA Pharmaceutical Company 3.54 M&G Investment Management, LTD 3.39 Powers of the Directors Subject to the Company’s Articles of Association, UK legislation and any directions given by special resolution, the business of the Company is managed by the Board of Directors. Details of the matters reserved for the Board can be found in the Corporate Governance Report on page 89. Articles of Association The Articles of Association of the Company can only be amended by special resolution at a general meeting of the shareholders. No amendments are proposed at the 2024 AGM. The Directors present their report and the audited consolidated financial statements for the financial year ended December 31, 2023. Certain disclosure requirements for inclusion in this report have been incorporated by way of cross reference to the Strategic Report, the Directors’ Remuneration Report and the ESG Report which should be read in conjunction with this report. The Company was incorporated on May 8, 2015 as a public company limited by shares in the UK and has a registered office situated at 13th Floor, One Angel Court, London, EC2R 7HJ, United Kingdom. The Company was admitted to the premium listing segment of the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange on June 24, 2015. The Company’s American Depository Shares, each representing 10 ordinary shares, began trading on the Nasdaq Global Market on November 16, 2020. Directors The membership of the Board can be found below, and biographical details of the directors can be found on pages 82 to 85 and are deemed to be incorporated into this report. Descriptions of the terms of the directors’ service contracts are set forth on page 112 and page 120 of this report. All current directors shall retire from office and will offer themselves for reappointment by the members at the Company’s upcoming AGM. Details of the interests of directors in the share capital of the Company as of December 31, 2023 are set out in the Annual Report on Remuneration on page 119 and Note 26 to the financial statements, located on page 176. There have been no changes in such interests from December 31, 2023 to March 31, 2024, except as specifically set forth in those sections. Results and dividends We generated a loss for the year ended December 31, 2023 of $60.2 million (2022: Loss of $37.1 million). The Directors do not recommend the payment of a dividend for the year ended December 31, 2023 (2022: nil). Share capital As of December 31, 2023, the ordinary issued share capital of the Company stood at 289,468,159 shares of £0.01 each, including shares issuable upon conversion of outstanding ADSs, with 17,614,428 shares held in treasury by the Company under its ongoing Share Repurchase Program. Details on share capital are set out in Note 15 to the financial statements, page 162. Directors’ Report for the year ended December 31, 2023

94 PureTech Health plc Annual Report and Accounts 2023

Directors' Report for the year ended December 31, 2023 continued

Governance

The following have served as Directors of the Company during the 2023 financial year.

| Name | Role | Age (as of December 31, 2023) |
|---|---|---|
| Dr. Raju Kucherlapati | Lead Independent Non-Executive Director; Interim Chair | 80 |
| Dr. Bharatt Chowrira | Chief Executive Officer | 58 |
| Dr. Robert Langer | Non-Executive Director | 75 |
| Dr. John LaMattina | Independent Non-Executive Director | 73 |
| Ms. Kiran Mazumdar-Shaw | Independent Non-Executive Director | 70 |
| Ms. Sharon Barber-Lui | Independent Non-Executive Director | 50 |
| Ms. Daphne Zohar | Former Chief Executive Officer (departed the Board in April 2024) | 53 |
| Mr. Christopher Viehbacher | Former Non-Executive Chair (departed the Board in June 2023) | 63 |

**Directors' liabilities (Directors' indemnities)**

As at the date of this report, the Company has granted qualifying third party indemnities to each of its Directors against any liability that attaches to them in defending proceedings brought against them, to the extent permitted by the Companies Act. In addition, Directors and officers of the Company and its Founded Entities have been and continue to be covered by Directors' and officers' liability insurance.

See further description of indemnity and insurance on page 88.

**Political donations**

No political contributions/donations for political purposes were made by the Company or any of our affiliate companies to any political party, politician, elected official or candidate for public office during the financial year ended December 31, 2023 (2022: nil).

**Significant agreements**

There are no agreements between the Company or any of our affiliate companies and any of its employees or any Director which provide for compensation to be paid to an employee or a Director for loss of office as a consequence of a takeover of the Company.

**Compliance with the UK Corporate Governance Code**

The Directors are committed to a high standard of corporate governance and compliance with the best practice of the UK Corporate Governance Code (Governance Code) published in July 2018. The Governance Code is available at the Financial Reporting Council website at www.frc.org.uk.

The Directors consider that the Company has, throughout the year ended December 31, 2023, applied the main principles and complied with the provisions set out in the Governance Code with the following exceptions:

- Dr. Raju Kucherlapati, the interim Chair, is also Chair of the Nomination Committee when it is dealing with the appointment of a successor, which is not aligned with provision 17 of the Governance Code. In making the determination for maintaining Dr. Kucherlapati as Chair of the Nomination Committee the Board duly considered (i) the interim nature of the role and the search underway for a permanent Chair appointee (ii) his professional background (iii) his tenure on the Board and experience. The Board deemed this to be relevant experience making his role as Chair of Committee in the best interest of the Company's shareholders. The Board has acknowledged Dr. Kucherlapati's exemplary leadership during a busy and transformative period for the Company. However, the Directors are also cognizant of the extended tenure of Dr. Kucherlapati's interim role and are taking affirmative steps to appoint a permanent Chair. These affirmative steps include both interviewing external potential candidates for the role as well as evaluating the skillsets and leadership qualities of its current members. If an external candidate is chosen as permanent Chair, Dr. Kucherlapati is expected to remain a key member of the Company's Board.
- Mr. Christopher Viehbacher, the former Chair, served on the Audit Committee during the year, which is not aligned with provision 24 of the Governance Code. In making the determination for maintaining Mr. Viehbacher as a member of the Audit Committee the Board duly considered (i) his experience as a Chartered Accountant and numerous senior executive positions in his career (ii) his prior service as chair of the Committee and (iii) his departure from the Committee and the Board following the 2023 AGM. The Board deemed this to be recent and relevant financial experience, qualifying him to serve on the Committee.

PureTech Health plc Annual Report and Accounts 2023 95 G overnance Subsequent Events Information related to events occurring after December 31, 2023 can be found in Note 28 to the consolidated financial statements. Research and Development Information on our research and development activities can be found in the Strategic Report on pages 11 to 12. Going concern As of December 31, 2023, the directors had a reasonable expectation that we had adequate resources to continue in operational existence into 2027. Annual General Meeting The Notice of the AGM, which will be held at 4:00 pm BST (11:00 am EDT) on June 13, 2024 at the offices of FTI Consulting at 200 Aldersgate, 200 Aldersgate Street, London EC1A 4HD, is enclosed with this report. Details of the resolutions and the explanatory notes thereto are included with the Notice. To ensure compliance with the Governance Code, the Board proposes separate resolutions for each issue and proxy forms allow shareholders who are unable to attend the AGM to vote for or against or to withhold their vote on each resolution. In addition, to encourage shareholders to participate in the AGM process, the Company proposes to offer electronic proxy voting through the Registrar’s website and through the CREST service. The results of all proxy voting will be published on our website after the AGM. The Notice of the Meeting, together with an explanation of the items of business, will be contained in a circular to shareholders to be dated April 25, 2024. Pension schemes Information on the Company’s 401K Plan can be found in the Annual Report on Remuneration on page 107. Further explanation as to how the provisions set out in the Governance Code have been applied by the Company is provided in this Report, the Report of the Nomination Committee and the Report of the Audit Committee. Financial instruments The financial risk management and internal control processes and policies, and exposure to the risks associated with financial instruments can be found in Note 18 to the financial statements and the Corporate Governance section of the Annual Report on page 100. Sustainable development and environmental matters Details of the Company’s policies and performance, as well as disclosures concerning GHG emissions, are provided in the ESG Report on pages 24 to 45. Related party transactions Details of related party transactions can be found in Note 26 of the financial statements on pages 175 to 176. Share buyback At the 2022 AGM and the 2023 AGM, shareholders gave the Company authority to purchase shares from the market up to an amount equal to 10% of the Company’s issued share capital at that time. On May 9, 2022, the Company commenced a $50 million Share Buyback Programme. The Company executed the Programme in two equal tranches, the first of which was completed on October 26, 2022, and the second which was completed on February 7, 2024. Between May 9, 2022, and February 7, 2024, the Company repurchased an aggregate of 20,182,863 ordinary shares under the Share Buyback Programme, which represents approximately 7% of the Company’s issued share capital at the time the programme commenced. The authority granted from the 2022 AGM expired as of the end of the 2023 AGM, and the authority from the 2023 AGM expires as of the earlier of the end of the 2024 AGM or close of business on 15 September 2024. During 2023, 7,683,526 ordinary shares were purchased by the company and held as treasury shares. Such treasury shares do not receive dividend rights and may not exercise voting rights. Future business developments Information on the Company and its Internal Programs and Founded Entities’ future developments can be found in the Strategic Report on pages 11 to 21. Risk and internal controls The principal risks we face are set out on pages 60 to 64 and in the Additional Information section from pages 186 to 223. The Audit Committee’s assessment of internal controls is laid out on page 100. Directors’ Report for the year ended December 31, 2023 continued

96 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e Disclosure of information under Listing Rule 9.8.4R For the purposes of LR 9.8.4R, the information required to be disclosed can be found in the sections of the Annual Report and Financial Statements listed in the table below. Listing Rule Requirement Location in Annual Report A statement of the amount of interest capitalized during the period under review and details of any related tax relief. N/A Information required in relation to the publication of unaudited financial information. N/A Details of any long-term incentive schemes. Directors’ Remuneration Report, page 106 Details of any arrangements under which a Director has waived emoluments, or agreed to waive any future emoluments, from the Company. N/A Details of any non-pre-emptive issues of equity for cash. N/A Details of any non-pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking. Directors’ Report, page 93 Details of parent participation in a placing by a listed subsidiary. N/A Details of any contract of significance in which a Director is or was materially interested. N/A Details of any contract of significance between the Company (or one of its subsidiaries) and a controlling shareholder. N/A Details of any provision of services by a controlling shareholder. N/A Details of waiver of dividends or future dividends by a shareholder. N/A Where a shareholder has agreed to waive dividends, details of such waiver, together with those relating to dividends which are payable during the period under review. N/A Board statements in respect of relationship agreement with the controlling shareholder. N/A Transition of auditor During 2023, the Audit Committee oversaw the handover and induction arrangements to ensure a smooth transition for our new auditors. Last year, following a tender offer process, the Audit Committee recommended to the Board the appointment of PricewaterhouseCoopers LLP UK (“PwC”) as the preferred new auditor, replacing KPMG LLP who has served as our auditor since 2015. Based on this recommendation, the Board proposed that PwC be appointed as external auditor of Company, which received shareholder approval at the 2023 AGM Audit Committee, with 99.75% of votes cast in favour of the appointment. Disclosure of information to auditor The Directors who held office at the date of approval of this Directors’ report confirm that: Whistleblowing, anti-bribery and corruption We seek at all times to conduct our business with the highest standards of integrity and honesty. We also have an anti- bribery and corruption policy which prohibits our employees from engaging in bribery or any other form of corruption. In addition, we have a whistleblowing policy under which staff are encouraged to report to the Chief Executive Officer or the President any alleged wrongdoing, breach of a legal obligation or improper conduct by or on the part of us or any of our officers, Directors, employees, consultants or advisors. In the event of a communication to the Executive Directors or others, including via the Company’s Whistleblower hotline, pursuant to these policies, this information will be shared with the Audit Committee who will evaluate the claims and in turn report to the rest of the Board. Directors’ Report for the year ended December 31, 2023 continued

PureTech Health plc Annual Report and Accounts 2023 97 G overnance The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities. Under applicable law and regulations, the Directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report and Corporate Governance Statement that complies with that law and those regulations. The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Responsibility statement of the Directors in respect of the annual financial report We confirm that to the best of our knowledge: — the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and — the strategic report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. We consider the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy. By Order of the Board Bharatt Chowrira, Ph.D., J.D. Chief Executive Officer and Director April 25, 2024 — so far as the Director is aware, there is no relevant audit information of which the Company’s Auditor is unaware; and — the Director has taken all steps that he/she ought to have taken as a Director in order to make himself/herself aware of any relevant audit information and to establish that the Company’s Auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the CA 2006. Statement of Directors’ responsibilities in respect of the Annual Report and the financial statements The Directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare Group and parent Company financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with UK-adopted international accounting standards and applicable law and have elected to prepare the parent Company financial statements on the same basis. In addition, the Group financial statements are required under the UK Disclosure Guidance and Transparency Rules to be prepared in accordance with the UK-adopted international accounting standards. Under Company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent Company and of the Group’s profit or loss for that period. In preparing each of the Group and parent Company financial statements, the directors are required to: — select suitable accounting policies and then apply them consistently; — make judgements and estimates that are reasonable, relevant and reliable; — state whether they have been prepared in accordance with the UK-adopted international accounting standards; — assess the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and — use the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so. Directors’ Report for the year ended December 31, 2023 continued

98 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e might affect, or appear to affect, the Directors’ judgement in their service on the Nomination Committee. While the Board has not deemed Dr. Langer independent for the purposes of overall Board composition, he is independent in the context of his service on the Nomination Committee. The Board duly considered (i) his involvement in other Founded Entities and (ii) the exceptional circumstance that Dr. Langer is a founding Director of the Company. The Board further regards Dr. Kucherlapati as independent on the basis of the Governance Code criteria despite also serving as interim Chair of the Board since June 2023 in light of the criteria listed above and the fact that Dr. Kucherlapati’s appointment as Chair of the Board is temporary in nature. The Nomination Committee meets as required to initiate the selection process of, and make recommendations to, the Board with regard to the appointment of new Directors. During 2023, the Nomination Committee met one time to review the structure, size and composition of the Board in light of the requirements of the Governance Code. Dr. Kucherlapati, Ms. Mazumdar-Shaw and Dr. Langer participated in the meeting. Mr. Viehbacher, the Chief Executive Officer and the President were invited to and attended the meeting. In light of the retirement of Dame Scardino at the end of 2022 and departure of Mr. Viehbacher following the Company’s 2023 AGM, the committee undertook a search to identify a new Board Chair and Director. This thorough search is aimed at replacing these outgoing Directors with individuals of the same stature while focusing on the key skill sets needed to complement the current Board and guide the Company in its continued evolution. The Company will provide updates in due course but does not currently expect that such new Directors will be in place at the time of the 2024 AGM. Diversity policy Diversity within the Company’s Board and the Management Team is essential in maximizing its effectiveness, as it enriches debates, business planning and problem- solving. The Company approaches diversity in its widest sense so as to recruit and develop the best talent available, based on merit and assessed against objective criteria of skills, knowledge, independence and experience as well as other criteria such as gender, age and ethnicity. This approach is also applied to ensuring diversity within the Board and the Remuneration, Audit and Nomination committees. The Company will adhere to a strategy of recruiting individuals who meet these criteria as it searches for additional independent Non-Executive Directors to the Board, as discussed below. The Committee’s primary objective is to ensure that the Company maintains the strongest possible leadership across both the Board and the Management Team.. Information regarding the Company’s diversity efforts can be found in the ESG Report on pages 24 to 45. Board and Committee evaluation Information regarding the evaluation of the Board and its Committees can be found on page 90. Committee responsibilities The Nomination Committee assists the Board in discharging its responsibilities relating to the composition and make-up of the Board and any Committees of the Board. It is also responsible for periodically reviewing the Board’s structure and identifying potential candidates to be appointed as Directors or Committee members as the need may arise. The Nomination Committee is responsible for evaluating the balance of skills, knowledge and experience and the size, structure and composition of the Board and Committees of the Board, retirements and appointments of additional and replacement Directors and Committee members, and makes appropriate recommendations to the Board on such matters. A full copy of the Committee’s Terms of Reference is available on request from the Company Secretary and within the Investor’s section on Company’s website at www.puretechhealth.com. Committee membership The Nomination Committee consisted of Dr. Raju Kucherlapati, who served as the committee’s Chair, Dr. Robert Langer, and Ms. Kiran Mazumdar-Shaw during 2023. The biographies of the Nomination Committee members can be found on pages 82 to 83. The Governance Code requires that a majority of the members of a nomination committee should be independent Non- Executive Directors. In making their determination for the year 2023, the Board regarded Dr. Raju Kucherlapati, Dr. Langer and Ms. Mazumdar- Shaw as meeting the independence criteria set out in the Governance Code as it is applied to their service on the Nomination Committee. In reaching this determination, the Board duly considered (i) their directorships and links with other Directors through their involvement in other Founded Entities; (ii) their equity interests in PureTech Health and/or the Founded EntitiesThe Board also duly considered the extent to which these matters may impact their service on the Nomination Committee. After such consideration, the Board has determined Dr. Langer and Ms. Mazumdar-Shaw to be independent in character and judgement and free from relationships or circumstances which Report of the Nomination Committee Raju Kucherlapati, Ph.D. Chair, Nomination Committee

PureTech Health plc Annual Report and Accounts 2023 99 G overnance in making the independence determination for the interim Chair, Dr. Kucherlapati, the Board considered his (i) his prior service on the Board (ii) relevant leadership positions within the sector and (iii) the interim nature of his role as interim Chair. The Board deemed this to be recent and relevant financial experience, qualifying both Mr. Viehbacher and Dr. Kucherlapati to serve on the Committee. Ms. Barber-Lui has served as Chair of the Committee since April 26, 2022. Ms. Barber-Lui has experience as a Chartered Accountant and has held numerous senior executive positions in her career. The Board has deemed this to be recent and relevant financial experience, qualifying her to be Chair of the Committee. Ms. Barber-Lui has accounting experience, is currently the Chief Financial Officer and Senior Vice President, North America at Teva Pharmaceutical Industries Ltd., a publicly-traded Israeli company (NYSE and TASE: TEVA), and has held a number of senior finance and executive leadership positions in her career. The Board has deemed this to be recent and relevant financial experience qualifying her to be Chair of the Committee. Both Dr. Kucherlapati and Dr. LaMattina have also been deemed to have recent and relevant financial experience qualifying them to serve on the Committee. The Board based this determination based on (i) their numerous senior leadership positions and (ii) their competence in the sector in which the company operates. For Dr. Raju Kucherlapati and Dr. John LaMattina The biographies of the Committee members can be found on pages 82 to 83. The Committee met six times during the year, with Ms. Barber-Lui and Dr. Kucherlapati each attending all six meetings, Mr. Viehbacher attending three of four meetings prior to his departure from the Committee and Dr. LaMattina attending two meetings after replacing Mr. Viehbacher on the Committee. In 2023, the Chief Executive Officer and President were invited to and attended all of the meetings, the prior Auditor was invited to and attended two of the meetings and the current Auditor was invited to and attended three of the meetings. When appropriate, the Committee met with the Auditor without any members of the executive management team being present. Activities during the year During the year, the Audit Committee oversaw the handover and induction arrangements to ensure a smooth transition for our new auditors. Last year, following a tender offer process, the Audit Committee recommended to the Board the appointment of PricewaterhouseCoopers LLP UK (“PwC”) as the preferred new auditor, replacing KPMG LLP who had served as our auditor since 2015. Based on this recommendation, the Board proposed that PwC be appointed as external auditor of the Company, which received shareholder approval at the 2023 AGM Audit Committee, with 99.75% of votes cast in favour of the appointment. The Committee also undertook the normal recurring items, the most important of which are noted below. Committee responsibilities The Audit Committee monitors the integrity of our financial statements and reviews all proposed annual and half-yearly results announcements to be made by us with consideration being given to any significant financial reporting judgements contained in them. The Committee also advises the Board on whether it believes the annual report and accounts, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. The Committee also considers internal controls and has complied with the provisions of the Competition and Markets Authority Order. Additionally we are in compliance with legal requirements, including the provisions of the, FCA’s Listing Rules, Disclosure Guidance and Transparency Rules, and reviews any recommendations from the Group’s Auditor regarding improvements to internal controls and the adequacy of resources within our finance function. A full copy of the Committee’s Terms of Reference is available on request from the Company Secretary and within the Investor’s section on the Company’s website at www.puretechhealth.com. Committee membership The Committee consists of three independent Non-Executive Directors, Ms. Sharon Barber-Lui, Dr. Raju Kucherlapati and Dr. John LaMattina. Dr. LaMattina replaced Mr. Christopher Viehbacher following his departure from the Committee due to his retirement from the Board on June 13, 2023. The Governance Code requires that the audit committee be comprised of independent Non-Executive Directors, with the chair of the Board refraining from serving on the Committee. In making the determination for maintaining Mr. Viehbacher as a member of the Audit Committee the Board duly considered (i) his experience as a Chartered Accountant and numerous senior executive positions in his career (ii) his prior service as chair of the Committee and (iii) his upcoming departure from the Committee and the Board following the 2023 AGM. Similarly, Report of the Audit Committee Ms. Sharon Barber-Lui Chair, Audit Committee

100 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e Going concern At least annually, the Committee considers the going concern principle on which the financial statements are prepared. As a business which seeks to fund the development of its Internal Programs, as well as support its Founded Entities with further capital, the business model is currently inherently cash consuming. As of December 31, 2023, we had sufficient funding to extend operations into 2027 based on the Company’s strategic operating plan. Therefore, while an inability of the Internal Programs and Founded Entities to raise funds through equity financings with outside investors, strategic arrangements, licensing deals or debt facilities may require us to modify our level of capital deployment into our Internal Programs and Founded Entities or to more actively seek to monetize one or more Founded Entities, it would not threaten our viability overall. Compliance The Committee has had a role in supporting our compliance with the Governance Code, which applies to us for the 2023 financial year. The Board has included a statement regarding our longer-term viability on page 65. The Committee worked with management and assessed that there is a robust process in place to support the statement made by the Board. Similarly, the Committee worked with management to ensure that the current processes underpinning its oversight of internal controls provide appropriate support for the Board’s statement on the effectiveness of risk management and internal controls. Risk and internal controls The principal risks we face are set out on pages 60 to 64 and in the Additional Information section from pages 186 to 223. The Committee has directed that management engage in a continuous process to review internal controls around financial reporting and safeguarding of assets. Management has engaged external advisors to complete internal control testing on behalf of management for the 2023 financial year and the results were presented to the Committee. Based on the above, we have satisfied ourselves that we have adequate controls and that our internal control over financial reporting is effective for the year ended December 31, 2023. We have a formal whistleblowing policy. The Committee is satisfied that the policy has been designed to encourage staff to report suspected wrongdoing as soon as possible, to provide staff with guidance on how to raise those concerns, and to ensure staff that they should be able to raise genuine concerns without fear of reprisals, even if they turn out to be mistaken. Significant issues considered in relation to the financial statements The Committee considered, in conjunction with management and the external auditor, the significant areas of estimation, judgement and possible error in preparing the financial statements and disclosures, discussed how these were addressed and approved the conclusions of this work. The principal areas of focus in this regard were the determination of the accounting treatment for the sale of future royalties, and valuation of Level 3 financial instruments, including those related to Vedanta Biosciences and Sonde Health. Accounting treatment for the sale of future royalties An area of judgment in our financial statements and, therefore audit risk, relates to the determination of the appropriate accounting treatment for the Royalty Agreement, which at year end resulted in a sale of future royalty liability of $110.2 million. We considered the pertinent terms and underlying economics of the agreement in determining the appropriate accounting treatment. Valuation of financial instruments An area of judgement in our financial statements and, therefore audit risk, relates to the valuation of investments held at fair value that do not have a quoted active market price which at year end had a carrying value totaling $25 million (2022 – $11 million). We considered the underlying economics of the valuations and sought external expertise in determining the appropriate valuation of the financial investments. These valuations rely, in large part, on the capital structure, values of recent transactions and market movement. These values also determine the amount of gain (loss) on the financial instruments. The Committee believes that we considered the pertinent terms and underlying economics of each of the financial instruments, as well as the advice of external experts, and as such concluded that the financial Instruments were appropriately recorded. Regulatory compliance Ensuring compliance for FCA regulated businesses also represents an important control risk from the perspective of the Committee. We engage with outside counsel and other advisors on a regular basis to ensure compliance with legal requirements. Review of Annual Report and Accounts and Half- yearly Report The Committee carried out a thorough review of our 2023 Annual Report and Accounts and our 2023 Half-yearly Report resulting in the recommendation of both for approval by the Board. In carrying out its review, the Committee gave particular consideration to whether the Annual Report, taken as a whole, was fair, balanced and understandable, concluding that it was. It did this primarily through consideration of the reporting of our business model and strategy, the competitive landscape in which it operates, the significant risks it faces, the progress made against its strategic objectives and the progress made by, and changes in fair value of, its Founded Entities during the year. Report of the Audit Committee continued

PureTech Health plc Annual Report and Accounts 2023 101 G overnance Appointment and independence The Committee advises the Board on the appointment of the external Auditor and on its remuneration both for audit and non-audit work, and discusses the nature, scope and results of the audit with the external Auditor. The Committee keeps under review the cost-effectiveness and the independence and objectivity of the external Auditor. Controls in place to ensure this include monitoring the independence and effectiveness of the audit, a policy on the engagement of the external Auditor to supply non-audit services, and a review of the scope of the audit and fee and performance of the external Auditor. Non-audit work The Committee approves all fees paid to the Auditor for non-audit work. Where appropriate, the Committee sanctions the use of PricewaterhouseCoopers LLP for non-audit services in accordance with our non-audit services policy. During 2023 PwC did not provide any non-audit related services, apart from non-audit fees in connection with access to the firm’s accounting research and disclosure database. Therefore, the ratio of non- audit work to audit work was nil, which the Committee is satisfied does not breach the independence of PricewaterhouseCoopers. Sharon Barber-Lui Chair of Audit Committee April 25, 2024 Internal audit We do not maintain a separate internal audit function. This is principally due to our size, where close control over operations is exercised by a small number of executives. In assessing the need for an internal audit function, the Committee considered the risk assessment performed by management to identify key areas of assurance and the whole system of internal financial and operational controls. The Company achieves internal assurance by performing the risk assessment of the key areas of assurance and maintaining related key internal controls, as well as engaging external advisors to perform internal control testing, as described above. External audit We have engaged PricewaterhouseCoopers LLP (UK) as our Auditor since 2023. The current audit partner is Sam Taylor who has been our audit partner since June 2023. The effectiveness of the external audit process is dependent on appropriate risk identification. In November 2023, the Committee discussed the Auditor’s audit plan for 2023. This included a summary of the proposed audit scope and a summary of what the Auditor considered to be the most significant financial reporting risks facing us together with the Auditor’s proposed audit approach to these significant risk areas. The main areas of audit focus for the year were (a) Valuation of financial instruments and (b) the accounting model for the sale of a future royalty liability. Report of the Audit Committee continued

102 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e strategic plan. The Remuneration Committee also recommends and monitors the level and structure of remuneration for senior management. The Remuneration Committee shall, in consultation with the interim Chairman and/or the Chief Executive Officer, determine the total individual remuneration package of each Executive Director, including share awards. The Remuneration Committee shall also have regard to current information for remuneration in other companies of comparable scale and complexity and can appoint remuneration consultants to assist in such process. The Remuneration Committee also has responsibility to review the design of all share incentive plans and determine awards under such plans. A full copy of the Remuneration Committee’s Terms of Reference is available on request from the Company Secretary and within the Investors section of the Company’s website at www.puretechhealth.com. Committee membership The Remuneration Committee consists of Dr. LaMattina, Dr. Kucherlapati and Ms. Mazumdar-Shaw, with Dr. LaMattina serving as Chair of the Committee. The biographies of the Committee members can be found on pages 82 to 83. The Committee met three times during the year, with each Committee member in attendance for all three meetings. The Committee also acted by unanimous written consent seven times during the year. During 2023, the Chief Executive Officer and the President were invited to all of the meetings, with Ms. Zohar attending two of the three meetings and Dr. Chowrira attending all three meetings. However, no Executive Director was permitted to participate in discussions or decisions about his or her personal remuneration. Our Remuneration Policy The success of PureTech depends on the motivation and retention of our highly skilled workforce with significant expertise across a range of science and technology disciplines, as well as our highly-experienced management team and seasoned Directors. PureTech’s Remuneration Policy is therefore an important part of our business strategy. Our guiding principle is to provide market competitive remuneration packages, including with respect to cash compensation in the form of base salary, annual bonuses and benefits as well as share based compensation, benchmarked against data generated from our local markets to enable us to put together and retain a top tier team. The Directors’ Remuneration Policy was approved by shareholders at the 2021 AGM with 83.9% support, and the Remuneration Report was approved by shareholders at the 2023 AGM with 95.5% support. At the 2023 AGM, we also received 96.8% support for a proposal for a new Performance Share Plan to help us better manage the potential dilution from equity incentives, a critically important part of our overall compensation program. The Committee is grateful for this level of investor support, which clearly indicates that shareholders are sympathetic to our approach of balancing UK standards on remuneration with practices designed to ensure that PureTech can remain competitive against U.S. peer companies in the biopharma sector. The Directors’ Remuneration Report is split into three sections, namely: — This Annual Statement: summarizing and explaining the major decisions on Directors’ remuneration in the year; — The Directors’ Remuneration Policy: setting out the framework for remuneration for our Directors on pages 106 to 112; and — The Annual Report on Remuneration: setting out the implementation of the Remuneration Policy in the year ended December 31, 2023 and the intended implementation for the year ending December 31, 2024 on pages 113 to 122. The current Directors’ Remuneration Policy was last approved at the 2021 AGM, and such approval is effective until the December 31, 2024. We are asking shareholders to approve a new Remuneration Policy at the 2024 AGM by way of a binding vote. The Directors’ Remuneration Report (excluding that part of the report containing the Directors’ Remuneration Policy on pages 106 to 112) and is also subject to a shareholder vote at this year’s AGM. The vote to approve the Directors’ Remuneration Report is advisory only and does not affect the actual historical remuneration paid to any individual Director. We will also be asking shareholders to approve a separate AGM proposal to amend the Performance Share Plan (“PSP”) to align with the new Policy. Committee responsibilities The Remuneration Committee’s primary purpose is to assist the Board in determining the Company’s remuneration policies. The Remuneration Committee has the responsibility for setting the remuneration policy for all Executive Directors and the Chairman of the Company, including pension rights and compensation payments, and in determining such policy must take into account all factors which it deems necessary including regulatory requirements, with the objective of attracting, retaining and motivating executive management having regard to views of shareholders and stakeholders and the risk appetite of the Company and alignment to the Company’s long term goals and Directors’ Remuneration Report for the year ended December 31, 2023 Dr. John LaMattina Chair, Remuneration Committee

PureTech Health plc Annual Report and Accounts 2023 103 G overnance In the interests of providing a suitably competitive package for PureTech’s leaders which is relevant in the local context, the new Policy introduces certain time-vesting restricted shares into the long-term incentive structure for the Executive Directors. Under this approach, 50 percent of the total long-term equity component will remain as performance shares, with the remaining 50 percent being comprised of time-vesting restricted shares. To ensure ongoing competitiveness, total grant levels will remain unchanged, so that the Chief Executive Officer’s award under this new structure will be up to 300 percent of salary in performance shares and 300 percent in time-vesting restricted shares. For any other Executive Directors, the grant levels will be up to 150 percent in performance shares and 150 percent in time-vesting restricted shares. The vesting of the performance shares will continue to be subject to the satisfaction of challenging performance conditions over a three-year period, with a significant proportion linked to TSR. The time-vesting restricted shares will vest subject to continued employment, albeit with a requirement that the Remuneration Committee is satisfied with Company and individual performance over the vesting period. The time-vesting restricted shares will vest in three equal annual instalments commencing one year from the initial grant date, in line with common U.S. practice. Both performance and time-vesting restricted shares will remain subject to a two-year post-vesting holding period. Vesting provisions with respect to time-vesting restricted shares may be altered at the discretion of the Remuneration Committee, provided that the vesting periods are not shorter than what is described previously. We recognise that the introduction of time-vesting restricted shares is a significant change to the incentive construct. However, it results in a hybrid approach which is directly in line with market practice in the sector, and helps us provide our leaders with compensation packages which are more competitive in the local context, while also putting the business in a better position to attract the very best talent going forward. One other change we are making to the Remuneration Policy relates to Non-Executive Director compensation. Currently, Non- Executive Directors receive a mixture of cash and ordinary shares in PureTech. The fee levels payable to date have been significantly below the levels typically payable for experienced Non- Executive Directors at U.S. companies in our sector. Given the Board’s policy of appointing high calibre Directors who can add considerable value based on their knowledge and experience, we intend to address the current market shortfall in two ways. First, over the course of 2024 we will be reviewing the level of cash compensation, to ensure that it is consistent with the very significant contributions made by the Non-Executive Directors. Full details of any changes will be disclosed in next year’s Directors’ Remuneration Report. Second, the new Remuneration Ahead of the requirement to seek shareholder approval for a new Directors’ Remuneration Policy at the 2024 AGM, the Remuneration Committee has reviewed whether any changes are required, taking into account the evolution of the business and, in particular, the ongoing pressures in what remains a very competitive U.S. market for talent. At the same time, the Committee recognizes the need for remuneration practices to broadly align with UK standards and the expectations of UK investors. We have sought to develop a package which remains consistent with the principles of the UK Corporate Governance Code and best practice. The key aims of the Remuneration Policy and the Code principles to which they relate are as follows: — promote our long-term success (Code principle: Proportionality); — attract, retain and motivate high caliber senior management and focus them on the delivery of our long-term strategic and business objectives (Proportionality, alignment to culture and risk); — be simple and understandable, both externally and internally (Clarity, simplicity, predictability and proportionality); — achieve consistency of approach across senior management to the extent appropriate and informed by relevant market benchmarks (Clarity and alignment to culture); and — encourage widespread equity ownership across the executive team to ensure a long-term focus and alignment of interest with shareholders (Alignment to culture, risk). The new Remuneration Policy continues many of the features of the existing Policy, including with respect to fixed remuneration, annual bonuses and shareholding guidelines. We are, however, making an important change to long-term equity incentive provision for the Executive Directors. Currently, the Executive Directors receive annual grants of performance shares at levels of up to 600 percent of base salary for the Chief Executive Officer and up to 300 percent of base salary for any other Executive Directors. The shares vest subject to the achievement of performance conditions over a three-year period, with a subsequent two-year post-vesting holding period. While this focus on performance shares is consistent with normal practice for UK-listed companies, it is unusual for U.S. companies in the biopharma sector, where restricted stock and stock options are significantly more common. PureTech competes for talent with other companies based in the biotech cluster around Boston, and we face increasing challenges to retain key people in a local market where competitor organizations are offering large equity grants to senior employees without long-term performance conditions. Directors’ Remuneration Report continued

104 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e Directors’ Remuneration Report continued in a bonus payment of 100% of base salary to be awarded to the Executive Directors. The Committee is of the view that this is appropriate in recognizing the Executive Directors’ achievements in 2023. See highlights of 2023 on pages 1 to 6. In relation to the PSP, PureTech’s performance over the last three financial years was very strong in terms of the achievement of strategic objectives despite such performance not translating to growth in the Company’s share price. Overall, the share price declined from an average price of 285 pence during the last three months of 2020 to an average price of 164 pence during the last three months of 2023. However, strong strategic performance over the three-year performance period resulted in PSP awards granted to the executive management team, including the two Executive Directors, in 2021 vesting at a level of 35.3 percent after the end of the 2023 financial year. Full details of payments to the Executive Directors in 2023 can be found later in this report. As part of the Remuneration Committee’s review of overall compensation arrangements in the Fall of 2023, and taking into account multi-year periods compared to Executive Directors of U.S. and UK companies of a similar size to PureTech, the Committee concluded that a significant deficiency existed, and determined to make significant lump sum benefits payments to the Executive Directors to align with allowances often provided to other Executive Directors in both the U.S. and the UK. These allowances, related to housing and transportation, had not been provided to Executive Directors of PureTech since PureTech’s IPO in 2015 and the Committee felt that it was appropriate to address this important competitive element that would typically be part of an overall compensation regime. As a result, we agreed to make two payments to the then serving Chief Executive Officer, with the first $1.5 million paid in 2023 and the second $1.0 million paid in early 2024. A one-time $1.0 million payment was also made to the then serving President for the same reasons in early 2024. Full details of the payments are set out in the Directors’ Remuneration Report. We recognize that payments of this nature are relatively unusual, but they are considered to be in shareholders’ interests as they ensure that we are fairly compensating our senior team in a manner consistent with common practice for other leaders in our sector, taking into account a period of under-reward in earlier years. As noted, the Remuneration Committee periodically considers the overall mix of benefits provided to all employees, including senior management team members, and does not currently anticipate making similar benefits payments in the near term. The Committee believes the Remuneration Policy operated as intended during the year and that remuneration outcomes are appropriate, taking into account outcomes throughout the business, company and individual performance and the stakeholder experience. Policy provides more flexibility in the way Non-Executive Directors can be paid, by increasing the equity element of the fee from $50,000 to up to $150,000. The full Directors’ Remuneration Policy is set out on pages 106 to 112. Amendment to Performance Share Plan The purpose of the separate proposal to amend the performance share plan is to align the plan document with the remuneration policy being proposed at the upcoming AGM. This amendment will facilitate an important element of our overall compensation program and aligns with our historic approach of balancing UK standards on remuneration with practices designed to ensure that PureTech can remain competitive against U.S. peer companies in the biopharma sector. Performance and reward in 2023 During 2023, PureTech delivered strong execution and achievement of key strategic and financial goals, which has been reflected in the annual bonus outcome. The Company delivered substantial growth and generated momentum to support future growth in the coming years as our balance sheet, Founded Entities equity and royalty stakes, and Internal Programs position PureTech with the strength to build substantial value for shareholders in the current environment. This growth is due in large part to (i) significant development and advancement of our Internal Programs and activities initiated or progressed to potentially bring these innovative therapies to market, (ii) monetization of PureTech’s royalty in Karuna Therapeutics’ KarXT for up to $500 million, with $100 million in cash paid up front, (iii) completion of various strategic sourcing and strategic planning initiatives with the forward looking goal to enhance shareholder value, (iv), substantial development and expansion of the Company’s intellectual property portfolio and (v) key support provided to the Founded Entities as their businesses progress and, in certain cases, execute key transactions or financings. This increase in value, together with management’s operational performance at PureTech and within Internal Programs and Founded Entities, resulted in the Remuneration Committee approving 75% of the target performance goals. In line with our standard approach, the Committee then reviewed the overall performance of the Company and the individual Executive Directors before determining the final bonus payout. The Committee considered operational performance, the overall growth of the business during the year, the extent to which the target performance goals had in some cases been exceeded and the individual contributions of the Executive Directors. Following this exercise, the Committee determined that a bonus equal to 75% of target (or 37.5% of base salary) was to be awarded to the Executive Directors. The Committee focused on the monetization of the KarXT royalty as an exceptional achievement, and also considered at length the successful activities of certain Founded Entities and the value created for PureTech thereby, especially Karuna in light of its sale to Bristol Myers Squibb. Following this exercise of review, the Committee determined to exercise discretion to increase the bonus payment from 75% of target to 200% of target. This resulted

PureTech Health plc Annual Report and Accounts 2023 105 G overnance Directors’ Remuneration Report continued — For the performance share element, we are retaining a mix of performance measures linked to absolute TSR, relative TSR and key strategic metrics which are tied to business progress over the three-year performance period. We have made a small change to the weightings for these different elements, with the 2024 award set to be based 50 percent on TSR and 50 percent on strategic metrics. — For the Non-Executive Directors, as noted above, our intention is to increase the current equity portion of fees from $50,000 to $150,000, with this additional $100,000 either being awarded in the form of a higher grant of PureTech ordinary shares or in subsidiary equity, in line with new Remuneration Policy. — Levels of cash compensation for the Non-Executive Directors will be reviewed later in 2024. Remuneration for other Colleagues In addition to matters relating to Executive Directors’ remuneration, the Committee also reviews the compensation policies for the wider employee base, with a particular focus on the use of equity compensation throughout the whole organization. PureTech grants its employees awards of performance shares and restricted shares under the PSP as well as market-value stock options, helping to ensure a degree of competitiveness against other U.S. companies operating in the same sector. Following shareholder approval of the new Performance Share Plan in 2023, we have greater flexibility in operating the plan given the new dilution limits within the plan. As argued last year, we believe that our new approach represents a suitable balance between UK good practice and the commercial realities of operating in a competitive market for talent in our sector in the U.S. Closing comments The Committee is comfortable that the operation of the Policy for 2023 has demonstrated a robust link between performance and reward given the successes recorded during the year and that discretion, where exercised, has been in line with shareholder interests. The Committee believes the new Remuneration Policy, and the proposed operation of the Policy for 2024 is appropriate and continues to strike a suitable balance between UK investor expectations and the realities of operating in a competitive U.S. market. The Committee looks forward to shareholders’ support at the 2024 Annual General Meeting for the advisory resolution covering this Annual Statement and the Annual Report on Remuneration and the separate resolution to approve the new Remuneration Policy. Board changes since the year end As announced on April 9, 2024 in connection with the foundation of Seaport Therapeutics, Inc. (Seaport), our Chief Executive Officer Daphne Zohar left the business with immediate effect to become Chief Executive Officer of Seaport, while also serving as senior adviser and observer to the Board of Directors of PureTech. Ms. Zohar has been paid base salary, benefits and pension up to April 8, 2024, and is not eligible for the 2024 bonus award. However, outstanding PSP awards will continue to vest for the duration of her service as senior advisor and observer to the Board. The two-year post-vesting holding period for PSP awards will continue to apply, and Ms. Zohar is also required to maintain a minimum level of shareholding for at least two years following her departure, in line with the Directors’ Remuneration Policy. There are no compensation payments for loss of office. Full details of 2024 remuneration will be disclosed in next year’s Directors’ Remuneration Report. The compensation package for her successor as Chief Executive Officer, Bharatt Chowrira, is described in the next section. There are no other compensation elements in connection with his appointment as Chief Executive Officer beyond those set out. The year ahead For 2024, the following key decisions have been made in relation to how the Policy will be implemented: — Base salaries for the Executive Director were increased by 3.2 percent, which is in line with the average increase for the general workforce taking into consideration a number of factors, with a primary consideration being the current inflationary pressures in the United States. — Since this decision was taken in relation to base salaries, as noted above there has been a Chief Executive Officer succession. The Committee carefully considered the base salary for Bharatt Chowrira, the new Chief Executive Officer, and determined that this should be $850,000 effective from the date of appointment. This took into account the scope of the role and the appropriate market positioning against key competitors, considering base salary and the other elements of the package. — The annual bonus target and maximum will remain at 50 percent and 100 percent of base salary, respectively and for the new Chief Executive Officer will be based on the blended base salary paid over the year; and — The grants of PSP awards in 2024 will remain at the level of 600 percent of base salary for the Chief Executive Officer, in line with the limits as set out in the Policy. Subject to shareholder approval of the new Remuneration Policy, half of the awards will be granted as performance shares and half as time-vesting restricted shares.

106 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e This part of the Directors’ Remuneration Report sets out the Remuneration Policy for the Executive Directors and has been prepared in accordance with the provisions of the Companies Act 2006, The Large and Medium Sized Companies and Groups (Accounts and Reports) Regulations 2008 and the subsequent amendments, and the UK Listing Authority Listing Rules. In addition, the report has been prepared on a “comply or explain” basis with regard to the UK Corporate Governance Code 2018. This Directors’ Remuneration Policy will be put to a binding shareholder vote at the Company’s AGM on June 13, 2024 and, if approved, is intended to apply for a period of three years from that date. Changes to the Remuneration Policy The policy being brought to shareholders for approval contains the following three changes: — Time-vesting restricted shares are being introduced into the long-term incentive structure for the Executive Directors, with 50 percent of the total long-term equity component remaining as performance shares, and 50 percent being comprised of time- vesting restricted shares. In the interests of ensuring ongoing competitiveness, maximum grant levels will remain unchanged. — The time-vesting restricted shares will vest over three years in three equal annual instalments commencing one year from the initial grant date, subject to continued employment and a Remuneration Committee assessment that individual and company performance has been satisfactory over the vesting period. Both performance and time-vesting restricted shares will remain subject to the same two-year post-vesting holding period as currently applies. — Increasing the annual equity grant of PureTech ordinary shares paid to our Non-Executive Directors from $50,000 to $150,000. In addition, some minor changes to the wording of the Policy have been made in the interests of enhanced clarity. Decision making process for determination, review and implementation of Directors’ Remuneration Policy The Committee reviews the Policy and its operation to ensure it continues to support and align to the business strategy and appropriately reward the Executive Directors and takes into account relevant market practice, regulation and governance developments, institutional investor views and the views of our shareholders. The Committee also has regard to the remuneration arrangements, policies and practices of the workforce as a whole and takes this into account when reviewing Executive Director pay. The Policy is reviewed annually by the Committee. If changes are required, a new policy (or an amendment to the policy) will be put forward to shareholder vote prior to the normal triennial shareholder vote. The Committee consults with shareholders on remuneration proposals and will consider the feedback in finalizing the Policy. The Committee sought the views of major shareholders before confirming the Policy as set out below. Operation of the Policy is considered annually for the year ahead, including metrics for incentives, weightings and targets. The Committee reviews operation for the prior year and considers whether, in light of the strategy, changes are required for the year ahead or if remuneration remains appropriate for the year ahead. Shareholders’ views may be sought depending on the changes proposed. Directors’ Remuneration Policy

PureTech Health plc Annual Report and Accounts 2023 107

Directors' Remuneration Policy continued

Governance

## Policy table

| Element | How component supports corporate strategy | Operation | Maximum | Performance targets and recovery provisions |
|---|---|---|---|---|
| Base salary | To recognize the market value of the employee and the role. | Normally reviewed annually.<br>Salaries are benchmarked periodically primarily against biotech, pharmaceutical and specialty finance companies listed in the U.S. and UK. The committee also considers UK-listed general industry companies of similar size to PureTech as a secondary point of reference. | There is no prescribed maximum base salary or annual salary increase.<br>The Committee is guided by the general increase for the broader employee population but may decide to award a lower increase for Executive Directors or indeed exceed this to recognize, for example, an increase in the scale, scope or responsibility of the role and/or to take account relevant market movements.<br>Current salary levels are set out in the Annual Report on Remuneration. | Not applicable. |
| Pension | To provide a market competitive level of contribution to pension. | The company operates a 401k Plan for its U.S. Executive Directors. The operation of the Plan is in line with the operation for all other employees. | Under the 401k Plan, Company contributions are capped at the lower of 3 percent of base salary or the maximum permitted by the U.S. IRS ($46,000 for 2024). | Not applicable. |
| Benefits | To provide a market competitive level of benefits. | Includes: housing allowance, transportation allowance, private medical and dental cover, disability, life insurance.<br>Additional benefits may also be provided in certain circumstances, such as those provided to all employees. | Cost paid by the company. | Not applicable. |
| Annual Bonus Plan (ABP) | To drive and reward annual performance of individuals, teams and PureTech. | Based on performance during the relevant financial year.<br>Paid in cash.<br>The Committee has discretion to adjust payout levels if it considers the formulaic outcome inappropriate taking into account the underlying financial performance of the Company, share price performance, the investment return to shareholders during the year, and such other factors as it considers appropriate. | Up to 100 percent of base salary. | Performance period:<br>Normally one year.<br>Payments are normally based on a scorecard of strategic and/or financial measures.<br>Up to 0 percent of salary payable for threshold performance, 50 percent of base salary normally payable for the achievement of 'target' performance and 100 percent of base salary payable for the achievement of stretch performance.<br>Recovery and withholding provisions are in place. |

108 PureTech Health plc Annual Report and Accounts 2023

Directors' Remuneration Policy continued

Governance

| Element | How component supports corporate strategy | Operation | Maximum | Performance targets and recovery provisions |
|---|---|---|---|---|
| **Long-term incentives** | To drive and reward our sustained performance, promote the retention of the leaders of the business and to align executive interests with those of shareholders. | The Company can make long-term incentive awards of either performance shares or time-vesting restricted shares.<br>For performance shares, vesting is dependent on the satisfaction of performance targets and continued service. Performance and vesting periods are normally three years.<br>For time-vesting restricted shares, vesting is dependent on continued service and Remuneration Committee confirmation that Company and individual performance has been satisfactory over the vesting period. Vesting normally takes place in three equal annual tranches over a three-year period following grant.<br>All awards will be subject to a two-year post-vesting holding period during which vested shares cannot be sold other than to settle tax. This post-vesting period continues post-cessation of employment.<br>The Committee also has the discretion to adjust vesting levels of performance-related awards to override formulaic outcomes, taking into account similar factors as apply in relation to annual bonus awards, but by reference to the performance period. | For the Chief Executive Officer, 600 percent of base salary. This will normally be split 300 percent of base salary in performance shares and 300 percent of base salary in time-vesting restricted shares.<br>For other Executive Directors, 300 percent of base salary. This will normally be split 150 percent of salary in performance shares and 150 percent in time-vesting restricted shares.<br>Participants may benefit from the value of dividends paid over the vesting period to the extent that awards vest. This benefit is delivered in the form of cash or additional shares at the time that awards vest. | For performance shares, the performance period is normally three years.<br>Up to 25 percent of a performance share award vests at threshold performance (0 percent vests below this), increasing to 100 percent pro-rata for maximum performance. Normally at least half of any performance share award will be measured against TSR targets with the remainder measured against relevant financial or strategic measures. Performance conditions are agreed by the Committee on an annual basis.<br>For time-vesting restricted shares, there are no performance conditions other than the requirement for the Remuneration Committee to confirm a satisfactory level of Company and individual performance over the vesting period.<br>Recovery and withholding provisions are in place for both performance and time-vesting restricted shares. |
| **Share ownership/ Holding Period** | Further aligns executives with investors, while encouraging employee share ownership. | The Committee requires that Executive Directors who participate in a long-term incentive plan operated by the Company retain half of the net shares vesting under any long-term incentive plan until a shareholding requirement is met. | Minimum of 400 percent of base salary for the Chief Executive Officer and a minimum of 200 percent of base salary for the other Executive Directors. | None. |

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Governance

| Element | How component supports corporate strategy | Operation | Maximum | Performance targets and recovery provisions |
|---|---|---|---|---|
| Post-cessation holding period | Aligns executives with investors and promotes long-term decision making | Executive Directors must hold shares for two years after the date of termination of their employment. | Lower of (i) 400 percent of base salary for the Chief Executive Officer and 200 percent of base salary for the other Executive Directors and (ii) the Executive Director's shareholding at the date that notice is served. | None. |
| Non-Executive Directors | To provide fee levels and structure reflecting time commitments and responsibilities of each role, in line with those provided by similarly-sized companies and companies operating in our sector. | Remuneration provided to Non-Executive Directors is operated in line with the terms set out in the Articles of Association.<br>Cash fees, normally paid on a quarterly basis, are comprised of the following elements:<br>– Base fee.<br>– Additional fees.<br>A portion of the compensation to Non-Executive Directors is in the form of PureTech Health plc ordinary shares.<br>Additional remuneration is payable for additional services to PureTech such as the Chairship of a Committee or membership on a Committee. Additional remuneration is also payable for services provided beyond those services traditionally provided as a director.<br>Taxable benefits may be provided and may be grossed up where appropriate. | Any remuneration provided to a Non-Executive Director will be in line with the limits set out in the Articles of Association.<br>The fee levels of the Non-Executive Directors are reviewed on an annual basis. Subject to the limits set out in the Articles of Association, fees may be increased to reflect changes in responsibility or time commitment, and/or to maintain fees at appropriate levels relative to other companies operating in the sector. | None. |

Notes:

1 In the event that the Company elects any non-U.S. Executive Directors, the 401k Plan may not be an appropriate pension arrangement. In such cases an alternative pension arrangement may be offered. Any such arrangement would not be higher than the pension rate operated for the majority of employees in that jurisdiction.

2 For those below Board level, a lower annual bonus opportunity and equity award size may apply. In general, these differences arise from the development of remuneration arrangements that are market competitive for the various categories of individuals, together with the fact that remuneration of the Executive Directors and senior executives places significant emphasis on performance-related pay.

3 The choice of the performance metrics for the annual bonus scheme reflects the Committee's belief that incentive compensation should be appropriately challenging and linked to the delivery of the Company's strategy. Further information on the choice of performance measures and targets is set out in the Annual Report on Remuneration.

4 The performance conditions applicable to the performance shares (see Annual Report on Remuneration) are selected by the Remuneration Committee on the basis that they reward the delivery of long-term returns to shareholders and are consistent with the Company's objective of delivering superior levels of long-term value to shareholders while providing the Company with tools to successfully recruit and retain employees in the U.S.

5 For the avoidance of doubt, the Company reserves the right to honour any commitments entered into in the past with current or former Directors (such as the vesting/exercise of share awards) notwithstanding that these may not be in line with this Remuneration Policy. Details of any payments to former Directors will be set out in the Annual Report on Remuneration as they arise.

110 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e Discretions in the policy To ensure the efficient administration of the variable incentive plans outlined above, the Committee will apply certain operational discretions. These include the following: — selecting the participants in the plans on an annual basis; — determining the timing of grants of awards and/or payments; — determining the quantum of awards and/or payments (within the limits set out in the Policy table above); — reviewing performance against LTI performance metrics; — determining the extent of vesting based on the assessment of performance (where relevant); — making the appropriate adjustments required in certain circumstances, for instance for changes in capital structure; — deciding how to settle awards made under the plans, e.g. in cash, shares, nil-cost options or as otherwise permitted under the plan rules; — overriding formulaic outcomes of incentive plans if determined by the Committee not to be reflective of company performance; — determining “good leaver” status for incentive plan purposes and applying the appropriate treatment; further details on the discretion applicable in relation to leavers are set out on page 112; — undertaking the annual review of weighting of performance measures and setting targets for the annual bonus plan and other incentive schemes, where applicable, from year to year; and — discretion, in the event of a change in control of the Company, to determine that time pro-rating shall not apply to outstanding awards. If an event occurs which results in the annual bonus plan or PSP performance conditions and/or targets being deemed no longer appropriate (e.g. material acquisition or divestment), the Committee will have the ability to adjust appropriately the measures and/or targets and alter weightings, provided that the revised conditions are not materially less challenging than the original conditions. Recovery and withholding provisions Recovery and withholding provisions (’’clawback and malus’’) may be operated at the discretion of the Remuneration Committee in respect of awards granted under the Performance Share Plan and in certain circumstances under the Annual Bonus Plan (including where there has been a material misstatement of accounts, or in the event of fraud, gross misconduct or conduct having a materially detrimental effect on the Company’s reputation). The issue giving rise to the recovery and withholding must be discovered within three years of vesting or payment and there is flexibility to recover overpayments by withholding future incentive payments and recovering the amount directly from the employee. In compliance with U.S. Securities and Exchange Commission reporting and Nasdaq listing standards, effective as of November 8, 2023, the Committee has adopted a new Policy for Recovery of Erroneously Awarded Compensation. This new policy requires that the Remuneration Committee clawback excess incentive compensation from executive officers following a required accounting restatement where, based on the restated financials, executives would have missed the portion of the award tied to a specific financial performance metrics. The new policy covers restatements involving the financial measures within the Performance Share Plan and Annual Bonus Plan and is intended to apply in addition to and in concert with the Company’s existing clawback and malus provisions. Directors’ Remuneration Policy continued

Minimum $891,000 Target $5,141,000 Maximum $9,391,000 27% 8% 74% 100% 13% 12% 75% Fixed pay Annual bonus PSP PureTech Health plc Annual Report and Accounts 2023 111 G overnance Reward scenarios The charts below show how the composition of 2024 remuneration for the Chief Executive Officer varies at different levels of performance under the Policy set out above, as a percentage of total remuneration opportunity and as a total value. Executive Director compensation (unaudited) Notes: 1 The minimum performance scenario comprises the fixed elements of remuneration only, including: – Salary for FY2024 as set out in the Annual Report on Remuneration. – Pension in line with policy and estimated benefits for FY2024. Given the special housing and transportation allowance payments are included in 2023 remuneration, they are not included in these charts as It Is not expected that similar payments of this nature will be made in 2024. 2 The On-Target level of bonus is taken to be 50 percent of the maximum bonus opportunity (50 percent of salary). The On-Target level of PSP vesting is assumed to be 50 percent of the face value of the performance share element, i.e. 150 percent of base salary for the CEO, plus 100 percent of the face value of the time-vesting restricted share element, i.e. 300 percent of base salary for the CEO. These values are included in addition to the components/values of Minimum remuneration. 3 Maximum assumes full bonus pay-out (100 percent of base salary) and the full face value of the proposed PSP awards, i.e. 600 percent of base salary for the CEO, in addition to fixed components/values of Minimum remuneration. 4 No share price growth has been factored into the calculations of minimum, target and maximum compensation. An additional maximum scenario has been shown which assumes 50% share price appreciation for the performance-related PSP during the performance period. such appointee that are different than those applicable to the incumbent Executive Directors. A PSP award can be made shortly following an appointment. In addition, the Committee may offer additional cash and/ or share-based elements to replace deferred or incentive pay forfeited by an executive leaving a previous employer if required to facilitate, in exceptional circumstances, the recruitment of the relevant individual. It would seek to ensure, where possible, that these awards would be consistent with awards forfeited in terms of vesting periods, expected value, performance conditions and delivery mechanism. For appointment of an Executive Director who was employed by the Company prior to the appointment, any variable pay element awarded in respect of the prior role may be allowed to pay out according to its terms. In addition, any other ongoing remuneration obligations existing prior to appointment may continue. For any Executive Director appointment, the Committee may agree that the Company will meet certain relocation and/or incidental expenses as appropriate. Approach to recruitment and promotions The remuneration package for a new Executive Director would be set in accordance with the terms of the Company’s prevailing approved Remuneration Policy at the time of appointment and take into account the skills and experience of the individual, the market rate for a candidate of that experience and the importance of securing the relevant individual. Salary would be provided at such a level as required to attract the most appropriate candidate and may be set initially at or above mid-market level. Additionally, salary may be provided at a below mid-market level on the basis that it may progress towards the mid-market level once expertise and performance has been proven and sustained. The annual bonus and long-term incentive awards would be limited in line with the policy, meaning that bonus opportunity would be limited to 100% of base salary and long-term incentive awards would be limited to 600% (in the case of a new Chief Executive Officer) or to 300% (in the case of a new Executive Director who is not a Chief Executive Officer). Depending on the timing of the appointment, the Committee may deem it appropriate to set annual bonus performance conditions for Directors’ Remuneration Policy continued Chief Executive Officer

112 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e In addition, the Company can pay for any administrative expenses, legal expenses or outplacement services arising from the termination where considered appropriate. External appointments The Board can allow Executive Directors to accept appropriate outside commercial Non-Executive Director appointments provided that the duties and time commitment required are compatible with their duties and time commitment as Executive Directors. Non-Executive Directors Non-Executive Directors are appointed as a Non-Executive Director of the Company by a letter of appointment. These letters usually provide for a notice period of one month from the Company and the Non-Executive Director prior to termination. Consideration of shareholder views The Committee will carefully consider shareholder feedback received in relation to the AGM each year. This feedback, plus any additional feedback received during any meetings from time to time, is then considered as part of the annual review of the Remuneration Policy. The Company will seek to engage directly with major shareholders and their representative bodies should any material changes be proposed to the Remuneration Policy or its implementation. Details of votes cast for and against the resolutions to approve the Remuneration Policy and the prior year’s remuneration report and any matters discussed with shareholders during the year will be set out in the Annual Report on Remuneration. The Company consulted with shareholders in early 2024, in relation to new Remuneration Policy. Consideration of our employment conditions generally To ensure a coherent cascade of the Remuneration Policy throughout the organization, no element of remuneration is operated solely for Executive Directors and all elements of remuneration provided to the Executive Directors are generally operated for other employees, including participation in stock- based incentive plans. In addition, the Committee considers the general base salary increase for the broader employee population when determining the annual salary increases for the Executive Directors. The Remuneration Committee has general responsibility for determining pay for senior management as well as Executive Directors. Employees (other than senior executives) have not been consulted in respect of the design of our Remuneration Policy, although the Committee will keep this under review. The Remuneration Committee seeks employee feedback with respect to the overall compensation policies and practices from the Executive Directors and other members of Management, who provide insights based on information gathered through routine employee engagement. Service contracts Executive Directors’ service contracts do not provide for liquidated damages, longer periods of notice on a change of control of the Company or additional compensation on an Executive Director’s cessation of employment with us, except as discussed below. The Committee’s Policy is to offer service contracts for Executive Directors with notice periods of no more than 12 months, and typically between 60 to 180 days. Service contracts provide for severance pay following termination in the case that employment is terminated by the Company without ‘cause’, or by the employee for ‘good reason’. In this case severance pay as set out in the contract is no greater than 12-months’ base salary and is aligned to the duration of any restrictive covenants placed on the employee. Service contracts may also provide for the continuation of benefits but for no longer than a 12-month period post termination. Service contracts also provide for the payment of international tax in non-U.S. jurisdictions if applicable to the Executive Director. They also can provide for garden leave and, if required by applicable law, the recovery and withholding of incentive payments. Service contracts are available for inspection at the company’s registered office. Policy on termination of employment The Policy on termination is that the Company does not make payments beyond its contractual obligations and the commitments entered into as part of any incentive plan operated by the Company. In addition, Executive Directors will be expected to mitigate their loss. The Committee ensures that there have been no unjustified payments for failure. An Executive Director may be eligible for an annual bonus payment for the final year in which that Director served as an employee, provided that they are deemed to be a ’good leaver’. If so, any such annual bonus payment will be subject to performance testing and a pro-rata reduction will normally be applied based on the time served during the relevant financial year. The default treatment for any share-based entitlements under the PSP is that any unvested outstanding awards lapse on cessation of employment. However, in certain prescribed circumstances, or at the discretion of the Remuneration Committee, ’good leaver’ status can be applied. In these circumstances, a participant’s awards will vest subject to the satisfaction of the relevant performance criteria (for performance share awards) and, ordinarily, on a time pro-rated basis, with the balance of the awards lapsing. The two-year post vest holding period will usually continue to apply. The Committee has discretion to permit the early vesting at the date of cessation of employment, again based on performance (for performance share awards) and ordinarily on a time pro-rated basis. Directors’ Remuneration Policy continued

PureTech Health plc Annual Report and Accounts 2023 113

Governance

# Annual Report on Remuneration

### Implementation of the Remuneration Policy for the year ending December 31, 2024

### Base salary

The Committee reviewed the base salary levels for the Executive Directors in early 2024 and an increase of 3.2 percent was awarded. This increase was in line the average increase for the general workforce, which was largely driven by cost of living considerations in the US. Following this annual increase, Dr. Chowrira's base salary was increased as part of his appointment as Chief Executive Officer in April 2024.

| | | 2023 Base salary | 2024 Base salary |
|---|---|---|---|
| Bharatt Chowrira* | Chief Executive Officer | $575,050 | $850,000 |
| Daphne Zohar** | Former Chief Executive Officer | $719,883 | $742,920 |

* Dr. Chowrira's base salary for 2024 increased upon execution of his new employment agreement to reflect his appointment as Chief Executive Officer on April 8, 2024.
** A pro rata portion of Ms. Zohar's 2024 compensation was paid prior to her resignation from the Company on April 8, 2024.

### Pension

We will continue to contribute under the 401k Plan subject to the maximum set out in the Policy table.

### Benefits

Benefits provided will continue to include housing allowance, transportation allowance, private medical, disability and dental cover. As explained in the Annual Statement from the Chair of the Remuneration Committee, benefits payments related to housing and transportation allowance of $1.0 million were made to both the Chief Executive Officer and the former Chief Executive Officer in early 2024, though those payments are reflected in the 2023 Single Total Figure of Remuneration for each Director set forth below. Additional payments of this type are not expected in 2024.

### Annual bonus

For 2024, the operation of the annual bonus plan will be similar to the plan's operation in 2023. The maximum annual bonus will continue to be 100 percent of base salary for the Executive Director based on the blended base salary paid over the year. The 2024 annual bonus will be based on development goals and strategic development of our Internal Programs, financial and capital markets based goals. The performance metrics and targets will be disclosed in the FY2024 Annual Report and Accounts given that they are commercially sensitive at the current time.

### Long-term incentives

Awards under the PSP will be made to the Executive Director in 2024. As explained in the Annual Statement from the Chair of the Remuneration Committee, subject to shareholder approval of the new Remuneration Policy at the AGM, the Chief Executive Officer will receive a performance share award with a face value of 300 percent of base salary and a restricted share award with a face value of 300 percent of base salary.

The performance share awards will be subject to the performance conditions described below, measured over the three-year period ended 31 December 2026. As a clinical-stage therapeutics company, the Company believes that TSR is an appropriate and objective measure of the Company's performance. In addition, measuring TSR on both an absolute and relative basis rewards our management team for absolute value creation for our shareholders whilst also incentivizing outperformance of the market. To provide a balance to the TSR performance conditions that is more directly based on Management's long term strategic performance, TSR is complemented by measures linked to strategic delivery. There will be a robust assessment of the achievement of the strategic targets over the three year period with full disclosure in the Directors' Remuneration Report following the end of the performance period.

Further detail of the performance conditions is set out below:

— 30 percent of the performance shares under award will vest based on the achievement of absolute TSR targets.
— 20 percent of the performance shares under award will vest based on the achievement of a relative TSR performance condition, 10 percent each against two benchmarks (explained below).
— 50 percent of the performance shares under award will vest based on the achievement of strategic targets.

The change in the weightings between TSR and strategic targets reflects the nature of the business and the critical importance of meeting specific milestones and developing the portfolio of companies within which PureTech has an interest.

114 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e The minimum performance target for the absolute TSR portion of the performance share award will be TSR equal to 10 percent per annum, whilst the maximum target will be TSR equal to 20 percent per annum. Relative TSR will be measured against the constituent companies in the FTSE 250 Index (excluding Investment Trusts) and the MSCI Europe Health Care Index (each benchmark applying to 10 percent of the performance share award, respectively). The minimum performance target will be achievement of TSR equal to the median company in the Index and the maximum performance target will be achievement of upper quartile TSR performance. 25 percent of each element of the TSR targets will vest for threshold performance. Strategic measures will be based on the achievement of milestones and other qualitative measures of performance over the performance period. Strategic targets will be set at the outset based on development of Internal Programs, financial achievements, including monetization of Founded Entities, product pipeline growth, operational excellence, strategic development or transaction related goals and other shareholder value enhancing metrics in line with our strategic plan. Full disclosure of the measures, weightings and strategic targets will be made retrospectively. The Committee believes that this combination of measures is appropriate. TSR measures the success of our management team in identifying and developing new therapeutics whilst strategic targets help incentivize our management team through the stages which ultimately result in successful therapeutics. Any performance shares which vest will be subject to a two-year post-vesting holding period. The restricted shares to be granted to the Executive Directors will vest subject to continued employment and a Remuneration Committee assessment that Company and individual performance has been satisfactory. In line with normal practice in the United States, vesting will take place in three equal annual tranches over three years. For each tranche there will be a two-year post-vesting holding period. Non-Executive Directors Fees for our Board of Directors have been reviewed for 2024. The level of cash compensation is not being increased for 2024 although, as noted in the Annual Statement from the Chair of the Remuneration Committee, a further review will be undertaken later this year in the interests of ensuring ongoing competitiveness. The Board intends to increase the equity component of compensation from $50,000 to $150,000. Full details will be provided in next year’s Directors’ Remuneration Report. FY2024 Chair fee $125,000 Basic fee $75,000 Equity-based Component $150,000 Additional fees: Chair of a committee $10,000 Membership of a committee $5,000 Membership of a subsidiary board $0 to $10,000 As our Board of Directors consists of leading experts with the experience of successfully developing technologies and bringing them to market, this gives rise to the possibility that the intellectual property we seek to acquire has been developed by one of our Non-Executive Directors and/or that our Non-Executive Directors provide technical or otherwise specialized advisory services to the Company above and beyond the services typically provided by a Non-Executive Director. In such exceptional circumstances, our Remuneration Policy provides us with the flexibility to remunerate them with equity in the relevant subsidiary company as we would any other inventor of the intellectual property or provider of technical advisory services. This practice is in line with other companies in the life sciences sector. If the Company is unable to offer market-competitive remuneration in these circumstances, it risks forfeiting opportunities to obtain intellectual property developed by our Non-Executive Directors and/or foregoing valuable advisory services. The Company believes foregoing such intellectual property and/or advisory services would not be in the long-term interest of our shareholders. Accordingly, subsidiary equity grants may be made to Non-Executive Directors upon the occurrence of the exceptional circumstances set out above. Annual Report on Remuneration continued

PureTech Health plc Annual Report and Accounts 2023 115

Annual Report on Remuneration continued

Governance

## Remuneration for the year ended December 31, 2023

### Single total figure of remuneration for each Director (audited)

The table below sets out remuneration paid in relation to the 2023 financial year with a comparative figure for the 2022 financial year. There were no exercises of share options by Executive Directors or Non-Executive Directors in either of the 2023 or 2022 financial years.

| | 2023 and 2022 Remuneration | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Year | Basic Salary/Fees | Benefits[1] | Annual Bonus Plan | Performance Share Plan (Vested)[2] | Pension | Total Remuneration | Total Variable | Total Fixed |
| **Executive Directors** | | | | | | | | | |
| Daphne Zohar | 2023 | $719,883 | $2,539,391 | $719,883 | $749,970 | $9,900 | $4,739,027 | $1,469,853 | $3,269,174 |
| | 2022 | $663,487 | $34,846 | $298,569 | $481,912[7] | $9,150 | $1,487,964 | $780,481 | $707,483 |
| Bharatt Chowrira | 2023 | $575,050 | $1,030,972 | $575,050 | $299,453 | $9,900 | $2,490,425 | $874,503 | $1,615,922 |
| | 2022 | $530,000 | $26,501[6] | $238,500 | $183,781[7] | $9,150 | $987,932 | $422,281 | $565,651 |
| **Non-Executive Directors** | | | | | | | | | |
| Sharon Barber-Lui | 2023 | $135,000[5] | — | — | — | — | $135,000 | — | $135,000 |
| | 2022 | $115,123[5] | — | — | — | — | $115,123 | — | $115,123 |
| Raju Kucherlapati | 2023 | $172,500[5] | — | — | — | — | $172,500 | — | $172,500 |
| | 2022 | $135,000[5] | — | — | — | — | $135,000 | — | $135,000 |
| John LaMattina | 2023 | $137,750[5] | — | — | — | — | $137,750 | — | $137,750 |
| | 2022 | $145,000[5] | — | — | — | — | $145,000 | — | $145,000 |
| Robert Langer | 2023 | $135,000[5] | — | — | — | — | $135,000 | — | $135,000 |
| | 2022 | $145,000[5] | — | — | — | — | $145,000 | — | $145,000 |
| Kiran Mazumdar-Shaw | 2023 | $135,000[5] | — | — | — | — | $135,000 | — | $135,000 |
| | 2022 | $135,000[5] | — | — | — | — | $135,000 | — | $135,000 |
| Christopher Viehbacher[3] | 2023 | — | — | — | — | — | — | — | — |
| | 2022 | $189,536[5] | — | — | — | — | $189,536 | — | $189,536 |
| Marjorie Scardino[4] | 2023 | — | — | — | — | — | — | — | — |
| | 2022 | $140,000[5] | — | — | — | — | $140,000 | — | $140,000 |
| TOTAL | 2023 | $2,010,183 | $3,570,363 | $1,294,933 | $1,049,423 | $19,800 | $7,944,702 | $2,344,356 | $5,600,346 |
| TOTAL | 2022 | $2,198,146 | $61,347 | $537,069 | $665,692 | $18,300 | $3,480,554 | $1,202,761 | $2,277,793 |

Notes:

1 Benefits comprises the following elements: housing allowance, transportation allowance, private medical, disability and dental cover and parking. Benefits payments to the Executive Directors in respect of 2023 include specific payments of $2.5 million to Ms. Zohar and $1.0 million to Dr. Chowrira, as explained in the Annual Statement from the Chair of the Remuneration Committee.

2 The amounts disclosed for 2023 represent the value of the shares underlying the vested 2021 Performance Share Plan awards. Therese awards were valued based on a share price of 199.67 pence and an exchange rate of GBP 1: USD 1.2648, the 3-day average closing price and the 3-day average exchange rate immediately prior to the date of issuance of the vested awards to Executive Directors. The amount of these values attributable to share price appreciation is $nil for both Executive Directors.

3 Mr. Viehbacher declined cash compensation for his services in 2023 and retired from the Board following the 2023 Annual General Meeting.

4 Dame Marjorie Scardino retired from the Board at the conclusion of December 2022.

5 These amounts include the grants of share based remuneration in July 2022 and 2023 in the form of time-vesting restricted stock units with a face value of $50,000.

6 This amount has been updated from the total listed in the 2022 Annual Report and Accounts to reflect an additional approximately $3600 in health-related benefits.

7 These amounts have been updated from those listed in the 2022 Annual Report and Accounts to reflect the actual values paid, which were not known at the date of publication of the 2022 Annual Report and Accounts.

116 PureTech Health plc Annual Report and Accounts 2023

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### Annual bonus outcome for 2023 (audited)

For the 2023 annual bonus, targets were set for a balanced scorecard at the beginning of the year. The 2023 targets were focused on (i) development goals designed to incentivize the team to continue development of the Company's Internal Programs, generate valuable clinical data in support of the Company's Internal Programs, create innovative Internal Programs, publish key results and achieve patent protection for the Company's Internal Programs; and (ii) strategic goals designed to incentivize the team to complete important deals, execute strategic partnerships, monetize Founded Entity holdings or otherwise strengthen the Company's balance sheet, strengthen the Company's investor base and provide support for Founded Entity transactions and financings. In addition, the Remuneration Committee took into account other goals and other achievements by the management team in setting final achievement attainment and fixing bonus payouts. The table below sets out the performance assessment and associated bonus outcomes:

#### Target Goals – Maximum 100 percent Achievement (audited)

| Performance Measures Category | Achievement | Percentage of Target Attained |
|---|---|---|
| Internal Program Development (50%) | The Internal Program Development Goals were 70 percent achieved in 2023. The management team's performance resulted in an achievement outcome of 35 percent which was lower than the pre-specified cap of 50 percent for this category of the goals. A description of performance in 2023 is set out below:<br><br>The Company expanded enrollment of Phase 2b multiple ascending dose studies for LYT-100 in healthy older adults to support proceeding in IPF, completed studies to support appropriate dosing and design of a pivotal trial in IPF, achieved Phase 1b study results with LYT-200 and generated data to support the initiation of Phase 2 studies of LYT-200 in leukemia and solid tumors, completed a Phase 1 study of LYT-300 to select doses for a Phase 2 study, nominated LYT-320 as an additional therapeutic candidate, generated a key publication in conjunction with a key collaborator and generated several patent allowances and issuances in the U.S. | 35% |
| Strategic Goals (50%) | The Strategic Goals were 66 percent achieved in 2023. The management team's performance resulted in an achievement outcome of 33 percent out of a pre-specified cap of 50 percent for this category of the goals. A description of performance in 2023 is set out below:<br><br>The Company extensively evaluated certain strategic transactions and options to enhance shareholder value, monetized PureTech's royalty in Karuna Therapeutics' KarXT for up to $500 million, with $100 million in cash paid up front, considered the further monetization of Founded Entity equity holdings and supported its Founded Entities to achieve certain strategic transactions, financings and grant funding. | 33% |
| Other Achievements | The management team evidenced further exceptional performance as described below:<br><br>The Company completed various strategic sourcing initiatives for new programs and strategic transactions, conducted extensive outreach to raise the corporate profile and cultivate new investors and analysts, conducted significant and robust activities to strengthen the Company's intellectual property portfolio and generated value accretion through the successful activities of certain Founded Entities, especially Karuna in light of its sale to Bristol Myers Squibb. | 7% |
| **Pre-Specified Maximum Total** | | **75%** |

Accordingly, the Committee determined that the Company had achieved 75 percent of its target goals for 2023, which would equate to a bonus payout at 37.5 percent of base salary.

Each of the above target categories are subject to maximum percentage achievement limits capped at 100 percent of the target bonus (i.e. 50 percent of salary). For 2023, the Committee exercised discretion, increasing the bonus payout to 200 percent of target (i.e. 100 percent of base salary) for the reasons set out in the Annual Statement accompanying this report.

The Committee determined that payouts at this level are appropriate taking into account the overall performance of the Executive Directors and the achievements set forth above. In exercising discretion, the Committee also considered the monetization of PureTech's royalty in Karuna Therapeutics' KarXT for up to $500 million, with $100 million in cash paid up front, and the successful activities of certain Founded Entities and the value created for PureTech thereby, especially Karuna in light of its sale to Bristol Myers Squibb. The Committee believes that such a bonus award is appropriate to reward and retain top management.

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### Long-term incentive awards vesting in respect of the year (audited)

The 2021 PSP awards to Executive Directors granted on July 21, 2021 were subject to three-year performance conditions covering the period from January 1, 2021 to December 31, 2023. Following an assessment of the performance conditions, the Remuneration Committee determined that the awards will vest at 35.3 percent of the maximum. The 2022 awards of RSUs to Non-Executive Directors granted on July 22, 2022, vested immediately prior to the 2023 AGM and, with the exception of Mr. Viehbacher, were issued on July 26, 2023.

| | Scheme | Basis of award granted | Shares awarded | Shares vested | Shares lapsed | Value of vested awards[1] |
|---|---|---|---|---|---|---|
| Daphne Zohar | PSP 2021 | 600% of salary | 840,468 | 296,965 | 543,503 | $749,970[2] |
| Bharatt Chowrira | PSP 2021 | 300% of salary | 335,587 | 118,609 | 216,978 | $299,453[2] |
| Raju Kucherlapati | PSP 2022 | $50,000 | 21,507 | 21,507 | – | $62,979[3] |
| John LaMattina | PSP 2022 | $50,000 | 21,507 | 21,507 | – | $62,979[3] |
| Robert Langer | PSP 2022 | $50,000 | 21,507 | 21,507 | – | $62,979[3] |
| Kiran Mazumdar-Shaw | PSP 2022 | $50,000 | 21,507 | 21,507 | – | $62,979[3] |
| Christopher Viehbacher | PSP 2022 | $50,000 | 21,507 | 21,507 | – | $55,993[4] |

1 The value of the awards attributable to share price appreciation is nil for all Executive Directors and Non-Executive Directors.
2 The shares underlying the vested 2021 Performance Share Plan awards were valued based on a share price of 199.67 pence and an exchange rate of GBP 1: USD 1.2648, the 3-day average closing price and the 3-day average exchange rate immediately prior to the date of issuance of the vested awards to Executive Directors.
3 Represents the value of the 21,507 shares on July 26, 2023, and an exchange rate of GBP 1 : USD 1.2900 at the date of issuance to current Non-executive Directors.
4 Represents the value of the 21,507 shares on August 9, 2023, and an exchange rate of GBP 1 : USD 1.2700 at the date of issuance to the retired Non-executive Director.

The outcome of the performance condition relating to the performance based awards granted to the Executive Directors is set out below (audited):

| Measure and weighting | Threshold | Maximum | Achievement | Vesting (% of each element) |
|---|---|---|---|---|
| Absolute TSR (40%) | 7% p.a. | 15% p.a. | (17%) p.a. | 0% |
| Total return against FTSE 250 Index (10%) | At or above median | Upper quartile | 10th percentile | 0% |
| Total return against MSCI Euro Healthcare Index (10%) | At or above median | Upper quartile | 9th percentile | 0% |
| Strategic measures (40%) | See description below | | | 35.3% |

The strategic measures over the three-year period were focused on (i) financial goals (40 percent), (ii) clinical development goals (40 percent), and (iii) other achievements (10 percent). The financial achievements resulted in satisfaction of 35 percent of the vesting of the strategic measures included, among other things, obtaining approximately $815 million for PureTech by monetizing Founded Entity equity, most notably Karuna in light of its sale to Bristol Myers Squibb, the closing of initial public offerings of two Founded Entities and two SPAC transactions for Founded Entities, the execution of several partnership agreements which brought in non-dilutive funding and the completion of certain investor-related activities. The clinical development achievements resulted in satisfaction of 45 percent of the vesting of the strategic measures included, among other things, the successful initiation, enrollment and completion of several Phase 1 and Phase 2 clinical studies for LYT-100 and robust enrollment of the LYT-100 IPF phase 2 study, the advancement of other product candidates within our Internal Programs, the advancement of certain programs at the Company's Founded Entities, including receipt of U.S. marketing clearances for two programs. The other achievements resulted in satisfaction of 8 percent of the vesting of the strategic measures include the monetization of PureTech's royalty in Karuna Therapeutics' KarXT for up to $500 million, with $100 million in cash paid up front, operation of the Company's Internal Programs within projected timelines and budgets, conducting significant and robust activities to strengthen the Company's intellectual property portfolio, building out a world-class development organization, the in-licensing and creation of new programs, the issuance of certain intellectual property, and the publication of validating data in top tier peer-reviewed academic journals.

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### Long-term incentive awards granted during the year (audited)

The following long-term Incentive awards were granted to Executive Directors during 2023:

| | Scheme | Basis of award granted | Shares awarded (as conditional award of shares) | Share price at date of grant[1] | Face value of award[2] | % of face value vesting at threshold performance | Vesting determined by performance over |
|---|---|---|---|---|---|---|---|
| Daphne Zohar | PSP 2023 | 600% of salary | 1,678,971 | 206.67 pence | $4,319,299 | 25% | Three financial years to December 31, 2025 |
| Bharatt Chowrira | PSP 2023 | 300% of salary | 670,590 | 206.67 pence | $1,725,150 | 25% | |

1 The share price at the date of grant is based on the 3-day average closing price immediately prior to the grant of the award.
2 Share awards have been valued based on an exchange rate of GBP 1: USD 1.2448, which was the 3-day average exchange rate immediately prior to the grant of the award.

The PSP awards granted in 2023 are subject to (i) achievement of absolute TSR targets (40 percent of the awards), (ii) achievement of TSR targets as compared to TSR performance of the constituent companies in the FTSE 250 Index (excluding Investment Trusts) and the MSCI Europe Health Care Index (20 percent of the awards, 10 percent against each benchmark) and (iii) achievement of targets based on strategic measures (40 percent of the awards), measured over the three year period to December 31, 2025.

The minimum performance target for the absolute TSR portion of the award is TSR equal to 7 percent per annum, whilst the maximum target is TSR equal to 15 percent per annum. The minimum performance target for the relative TSR portion of the award is TSR equal to the median of the index, whilst the maximum target will be TSR equal to the upper quartile of the index. Strategic measures are based on the achievement of project milestones and other qualitative measures of performance. Strategic targets have been set based on financial achievements, including monetization of Founded Entities, clinical development progress, product pipeline growth, operational excellence and other shareholder value enhancing metrics in line with our strategic plan. The Committee believes that this combination of measures and the agreed weightings are appropriate. TSR measures the success of our management team in identifying and developing new therapeutics whilst strategic targets help incentivize our management team through the stages which ultimately result in successful therapeutics.

Full disclosure of the strategic targets will be made retrospectively.

In addition, each Non-Executive Director, with the exception of Mr. Viehbacher, was granted share based remuneration on June 8, 2023, in the form of 17,122 time-vesting restricted stock units. The equity awards granted to our Non-Executive Directors vest in their entirety immediately prior to Company's 2024 AGM, provided that the Non-Executive Directors continue their service through such date. This share based element is part of the annual fee for Non-Executive Directors and is not subject to performance (audited).

| Non-Executive Directors | Shares awarded[1] | Face value of award | Vesting date |
|---|---|---|---|
| Sharon Barber-Lui | 17,122 | $50,000 | June 13, 2024 |
| Raju Kucherlapati | 17,122 | $50,000 | June 13, 2024 |
| John LaMattina | 17,122 | $50,000 | June 13, 2024 |
| Robert Langer | 17,122 | $50,000 | June 13, 2024 |
| Kiran Mazumdar-Shaw | 17,122 | $50,000 | June 13, 2024 |
| Christopher Viehbacher | – | – | – |

1 The number of shares awarded are based on the closing price of 235.50 pence and an exchange rate of GBP 1 : USD 1.2439, the 3-day averages immediately prior to the grant of the award.

### Payments for Loss of Office (audited)

There were no payments for Loss of Office during 2023.

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## Payments to past Directors (audited)

No payments to past Directors were made during 2023.

On April 9, 2024, the Company announced that Daphne Zohar had resigned from her roles as Chief Executive Officer and as a member of the Company's Board of Directors with immediate effect. Ms. Zohar has been paid base salary, benefits and pension up to April 8, 2024. She will continue to serve as a senior advisor and observer to the Board of Directors of PureTech, during which vesting of PSP awards previously granted will continue for the duration of her service. There is no compensation payable for loss of office and no eligibility for the 2024 bonus award. All PSP awards are still subject to any applicable holding period and the post-employment shareholding policy will apply, requiring a shareholding worth 400 percent of base salary to be retained for two years.

## Directors' shareholdings (audited)

Executive Directors are required to maintain share ownership equal to a minimum of 400 percent of base salary for the Chief Executive Officer and a minimum of 200 percent of base salary for any other Executive Directors. The current and former Chief Executive Officers both satisfy this requirement, and neither has disposed of any company shares since the Company's IPO. Post-employment shareholding requirements will apply.

The table below sets out current Directors' shareholdings which are beneficially owned, subject to a performance condition, subject to a service condition and interests of connected persons.

| | Directors' Share Interests | | | | | |
|---|---|---|---|---|---|---|
| | Shares Owned Outright | Vested But Unexercised Options | Options Subject To Service | RSUs Subject To Performance Conditions | RSUs Subject To Service Conditions | Total |
| Director | December 31, 2023 | | | | | |
| Daphne Zohar[1] | 12,629,547[2] | — | — | 3,211,022[3] | — | 15,840,569 |
| Bharatt Chowrira | 940,714[4] | 1,762,500 | 187,500 | 1,282,499[5] | — | 4,173,213 |
| Sharon Barber-Lui | 21,507 | — | — | — | 17,122[6] | 38,629 |
| Raju Kucherlapati | 2,492,528 | — | — | — | 17,122[6] | 2,509,650 |
| John LaMattina[7] | 1,414,530 | — | — | — | 17,122[6] | 1,431,652 |
| Robert Langer[8] | 2,976,831 | — | — | — | 17,122[6] | 2,993,953 |
| Kiran Mazumdar-Shaw | 32,697 | — | — | — | 17,122[6] | 49,819 |
| Christopher Viehbacher[9] | 1,078,343[10] | — | — | — | — | 1,078,343 |

1 A portion of Ms. Zohar's shareholding in the Company is indirect. As of December 31, 2023, an aggregate of 8,529,547 ordinary shares and 410,000 ADSs are held by (i) the Zohar Family. A portion of Ms. Zohar's shareholding in the Company is indirect. As of December 31, 2023, an aggregate of 8,529,547 ordinary shares and 410,000 ADSs are held by (i) the Zohar Family Trust I, a U.S.-established trust of which Ms. Zohar is a beneficiary and trustee, (ii) the Zohar Family Trust II, a U.S.-established trust of which Ms Zohar is a beneficiary (in the event of her spouse's death) and trustee, (iii) Zohar LLC, a U.S.-established limited liability company, and (iv) directly by Ms. Zohar. Ms. Zohar owns or has a beneficial interest in 100 percent of the share capital of Zohar LLC.

2 Includes 410,000 ADSs, which are convertible into 4,100,000 ordinary shares. Does not include 148,482 shares which were issued in March 2024 pursuant to the PSP award granted to Ms. Zohar covering the financial years 2021, 2022 and 2023, the performance conditions related to which were measured as of the close of business on December 31, 2023. As of March 31, 2024, Ms. Zohar owned 12,778,029 shares outright.

3 Includes the following PSP awards, which are subject to performance conditions: 1,532,051 (2022) and 1,678,971 (2023).

4 Does not include 148,482 shares which were issued in March 2024 pursuant to the PSP award granted to Ms. Zohar covering the financial years 2021, 2022 and 2023, the performance conditions related to which were measured as of the close of business on December 31, 2023. As of March 31, 2024, Ms. Zohar owned 12,778,029 shares outright.

5 Includes the following PSP awards, which are subject to performance conditions: 611,909 (2022) and 670,590 (2023).

6 Denotes RSUs, which are subject to continued service, that were granted in June 2023 and vest immediately prior to the 2024 Annual General Meeting.

7 A portion of Dr. LaMattina's shareholding in the Company is indirect. As of December 31, 2023, an aggregate of 1,414,530 ordinary shares are held by (i) John L LaMattina Revocable Trust, (ii) John L LaMattina 2020-2 GRAT, and (iii) LaMattina Charitable Trust.

8 A portion of Dr. Langer's shareholding in the Company is indirect. As of December 31, 2023, an aggregate of 2,976,831 ordinary shares are held by (i) Langer Family 2020 Trust and (ii) directly by Dr. Langer.

9 Mr. Viehbacher's shareholdings reflect his holdings as of the date of his retirement from the Board following the Company's 2023 AGM.

10 Includes 2,000 ADSs, which are convertible into 20,000 ordinary shares.

260 240 220 200 180 160 140 120 100 80 60 40 20 0 24 Jun 2015 31 Dec 2016 31 Dec 2015 31 Dec 2017 31 Dec 2018 31 Dec 2019 31 Dec 2020 31 Dec 2021 31 Dec 2023 31 Dec 2022 Va lu e (£ ) ( re b as ed ) Puretech S&P600 Biotechnology NASDAQ Biotechnology 120 PureTech Health plc Annual Report and Accounts 2023 G ov er na nc e Directors’ service contracts (unaudited) Detail of the service contracts of current Directors is set out below: Executive Directors Notice period Contract date Maximum potential termination payment Potential payment on change of control/liquidation Bharatt Chowrira 90 days April 8, 2024 12 months’ salary (pro- rated target bonus) Nil Contracts for the above Executive Directors will continue until terminated by notice either by the Company or the Executive Director. Non-Executive Directors Notice period Contract date Contract expiration date Sharon Barber-Lui 30 days March 24, 2022 March 24, 2025 Raju Kucherlapati 30 days June 5, 2021 June 5, 2024 John LaMattina 30 days June 5, 2021 June 5, 2024 Robert Langer 30 days June 5, 2021 June 5, 2024 Kiran Mazumdar-Shaw 30 days September 28, 2023 September 28, 2026 The Company and the Non-Executive Directors listed above intend to enter into new contracts prior to their expiration. TSR performance graph (unaudited) The graph below shows the value, by December 31, 2023, of £100 invested in PureTech on the date of Admission (June 24, 2015), compared with the value of £100 invested in the Nasdaq Biotechnology and S&P600 Biotechnology indices on the same date. The Committee considers these to be relevant indices for TSR comparison as they are broad-based measures of the performance of the biotechnology industry. The other points plotted are the values at intervening financial year-ends. Total shareholder return Source: Datastream (Thomson Reuters) Annual Report on Remuneration continued

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This graph shows the value, by December 31, 2023, of £100 invested in PureTech on the date of Admission (June 24, 2015), compared with the value of £100 invested in the Nasdaq Biotechnology and S&P600 Biotechnology indices on the same date.

The other points plotted are the values at intervening financial year-ends.

**Chief Executive Officer's Remuneration History (unaudited)**

| Year | Incumbent | Role | Single figure of total remuneration | Annual bonus pay-out against maximum | PSP Vesting against maximum opportunity |
|---|---|---|---|---|---|
| 2015 | Daphne Zohar | Chief Executive Officer | $955,599 | 100% | n/a |
| 2016 | Daphne Zohar | Chief Executive Officer | $747,634 | 38.75% | n/a |
| 2017 | Daphne Zohar | Chief Executive Officer | $821,898 | 50% | n/a |
| 2018 | Daphne Zohar | Chief Executive Officer | $2,139,870 | 65% | 50% |
| 2019 | Daphne Zohar | Chief Executive Officer | $5,783,682 | 100% | 100% |
| 2020 | Daphne Zohar | Chief Executive Officer | $7,194,841 | 100% | 100% |
| 2021 | Daphne Zohar | Chief Executive Officer | $2,472,800 | 75% | 95.8% |
| 2022 | Daphne Zohar | Chief Executive Officer | $1,487,964 | 45% | 24.2% |
| 2023 | Daphne Zohar | Chief Executive Officer | $4,739,027 | 100% | 35.3% |

**Percentage change in remuneration of Directors and employees (unaudited)**

The table below shows the change in the Directors' remuneration compared to the change in remuneration of all of our full-time employees who were employed throughout the same periods:

| | 2022 to 2023 | | | 2021 to 2022 | | | 2020 to 2021 | | | 2019 to 2020 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Base salary[1] | Benefits[2] | Annual bonus | Base salary[1] | Benefits | Annual bonus | Base salary[1] | Benefits | Annual bonus | Base salary[1] | Benefits | Annual bonus |
| Daphne Zohar (CEO) | 8.5% | 7187% | 141% | 6% | 4% | (36%) | 3% | 6% | (23%) | 3% | 0% | 3% |
| Bharatt Chowrira (President)[3] | 8.5% | 3790% | 141% | 6% | (10%) | (36%) | N/A | N/A | N/A | N/A | N/A | N/A |
| Sharon Barber-Lui[4] | 17.3% | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A | N/A |
| Raju Kucherlapati | 27.8% | N/A | N/A | (7%) | N/A | N/A | 38.1% | N/A | N/A | 11% | N/A | N/A |
| John LaMattina | (5%) | N/A | N/A | 0% | N/A | N/A | 16% | N/A | N/A | 19% | N/A | N/A |
| Robert Langer | 0% | N/A | N/A | 0% | N/A | N/A | 16% | N/A | N/A | 13% | N/A | N/A |
| Kiran Mazumdar-Shaw | 0% | N/A | N/A | 0% | N/A | N/A | 635% | N/A | N/A | N/A | N/A | N/A |
| Christopher Viehbacher[5] | (100%) | N/A | N/A | (3%) | N/A | N/A | 26% | N/A | N/A | 45% | N/A | N/A |
| Employees[6] | 9% | 12% | 77% | 12% | 6% | (22%) | 9% | 7% | 1% | 8% | 16% | 14% |

1 Base salary amounts for Non-Executive Directors in 2022 and 2023 include grants of share based remuneration in the form of time-vesting restricted stock units with a face value of $50,000.
2 This segment includes: housing allowance, transportation allowance, private medical and dental cover, disability and life insurance. Benefits payments to the Executive Directors in respect of 2023 include specific payments of $2.5 million to Ms. Zohar and $1.0 million to Dr. Chowrira, as explained in the Annual Statement from the Chair of the Remuneration Committee.
3 Joined the Board effective February 2021.
4 Joined the Board effective March 2022.
5 Mr. Viehbacher declined cash compensation for his services in 2023.
6 Does not include employees of Founded Entities.

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**Relative importance of spend on pay (unaudited)**

The following table sets out the percentage change in overall spend on pay and distributions to shareholders in 2023 compared to 2022:

| | 2023 | 2022 | % change |
|---|---|---|---|
| Staff costs[1] | $37,913,231 | $32,050,089 | 18.3% |
| Distributions to Shareholders | $19,067,660[2] | $26,359,851[3] | (27.7%) |

1 Excludes non controlled Founded Entities.
2 Represents the value of the 7,683,526 ordinary shares repurchased under the Company's share repurchase programme during 2023.
3 Represents the value of the 10,595,347 ordinary shares repurchased under the Company's share repurchase programme during 2022.

**Details of the Remuneration Committee, advisors to the Committee and their fees**

The Remuneration Committee consists of Dr. LaMattina, Ms. Mazumdar-Shaw and Dr. Kucherlapati, with Dr. LaMattina serving as the Chair of the Committee. In 2023 the Committee received independent remuneration advice from Korn Ferry (UK) Limited, who was appointed by and is accountable to the Committee. A separate practice within Korn Ferry provides certain other candidate placement services to the Company. The terms of engagement between the Committee and Korn Ferry are available from the Company Secretary on request. The Committee also consults with Executive Directors. However, no Director is permitted to participate in discussions or decisions about their personal remuneration. During the year, fees in respect of remuneration advice from Korn Ferry amounted to £14,012. Korn Ferry is a founder member of the Remuneration Consultants' Group and complies with its Code of Conduct which sets out guidelines to ensure that its advice is independent and free of undue influence.

**Statement of voting at general meeting (unaudited)**

The table below sets out the proxy results of the vote on our Remuneration Report at our 2023 AGM:

| Resolutions | For | % | Against | % | Withheld | Total votes cast |
|---|---|---|---|---|---|---|
| To approve the Directors' Remuneration Report | 208,436,087 | 95.51% | 9,804,137 | 4.49% | 776 | 218,240,224 |

The table below sets out the proxy results of the vote on our Remuneration Policy at our 2021 AGM:

| Resolutions | For | % | Against | % | Withheld | Total votes cast |
|---|---|---|---|---|---|---|
| To approve the Directors' Remuneration Policy | 187,285,809 | 83.90% | 35,930,008 | 16.10% | 2,309,748 | 223,215,817 |

**2024 AGM**

The Company's AGM will be held at 4:00 pm BST (11:00 am EDT) on June 13, 2024 at the offices of FTI Consulting at 200 Aldersgate, 200 Aldersgate Street, London EC1A 4HD. Information regarding the voting outcome will be disclosed in next year's Annual Report on Remuneration.

This report has been prepared by the Remuneration Committee and has been approved by the Board. It complies with the UK Companies Act 2006 and related regulations. This report will be put to shareholders for approval at the forthcoming AGM, alongside votes to approve the new Directors' Remuneration Policy, and (2) amend the performance share plan.

On behalf of the Board of Directors



**Charles Sherwood, J.D.**
Company Secretary
April 25, 2024

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Financial statements

# Consolidated Statement of Comprehensive Income/(Loss)

**For the years ended December 31**

| | Note | 2023 $000s | 2022 $000s | 2021 $000s |
|---|---|---|---|---|
| Contract revenue | 3 | **750** | 2,090 | 9,979 |
| Grant revenue | 3 | **2,580** | 13,528 | 7,409 |
| **Total revenue** | | **3,330** | 15,618 | 17,388 |
| Operating expenses: | | | | |
| General and administrative expenses | 8 | **(53,295)** | (60,991) | (57,199) |
| Research and development expenses | 8 | **(96,235)** | (152,433) | (110,471) |
| **Operating income/(loss)** | | **(146,199)** | (197,807) | (150,282) |
| Other income/(expense): | | | | |
| Gain/(loss) on deconsolidation of subsidiary | 5 | **61,787** | 27,251 | — |
| Gain/(loss) on investments held at fair value | 5 | **77,945** | (32,060) | 179,316 |
| Realized gain/(loss) on sale of investments | 5 | **(122)** | (29,303) | (20,925) |
| Gain/(loss) on investments in notes from associates | 7 | **(27,630)** | — | — |
| Other income/(expense) | | **(908)** | 8,131 | 1,592 |
| **Other income/(expense)** | | **111,072** | (25,981) | 159,983 |
| Finance income/(costs): | | | | |
| Finance income | 10 | **16,012** | 5,799 | 214 |
| Finance costs – contractual | 10 | **(3,424)** | (3,939) | (4,771) |
| Finance income/(costs) – fair value accounting | 10 | **2,650** | 137,063 | 9,606 |
| Finance costs – non cash interest expense related to sale of future royalties | 17 | **(10,159)** | — | — |
| **Net finance income/(costs)** | | **5,078** | 138,924 | 5,050 |
| Share of net income/(loss) of associates accounted for using the equity method | 6 | **(6,055)** | (27,749) | (73,703) |
| Gain/(loss) on dilution of ownership interest in associates | 6 | **—** | 28,220 | — |
| Impairment of investment in associates | 6 | **—** | (8,390) | — |
| **Income/(loss) before taxes** | | **(36,103)** | (92,783) | (58,953) |
| Taxation | 27 | **(30,525)** | 55,719 | (3,756) |
| **Income/(loss) for the year** | | **(66,628)** | (37,065) | (62,709) |
| **Other comprehensive income/(loss):** | | | | |
| Items that are or may be reclassified as profit or loss | | | | |
| Equity-accounted associate – share of other comprehensive income (loss) | 6 | **92** | (166) | — |
| Reclassification of foreign currency differences on dilution of interest | | **—** | (213) | — |
| Total other comprehensive income/(loss) | | **92** | (379) | — |
| **Total comprehensive income/(loss) for the year** | | **(66,535)** | (37,444) | (62,709) |
| **Income/(loss) attributable to:** | | | | |
| Owners of the Group | | **(65,697)** | (50,354) | (60,558) |
| Non-controlling interests | | **(931)** | 13,290 | (2,151) |
| | | **(66,628)** | (37,065) | (62,709) |
| **Comprehensive income/(loss) attributable to:** | | | | |
| Owners of the Group | | **(65,604)** | (50,733) | (60,558) |
| Non-controlling interests | | **(931)** | 13,290 | (2,151) |
| | | **(66,535)** | (37,444) | (62,709) |
| | | **$** | $ | $ |
| **Earnings/(loss) per share:** | | | | |
| Basic earnings/(loss) per share | 11 | **(0.24)** | (0.18) | (0.21) |
| Diluted earnings/(loss) per share | 11 | **(0.24)** | (0.18) | (0.21) |

The accompanying notes are an integral part of these financial statements.

PureTech Health plc Annual report and accounts 2023 129

Financial statements

# Consolidated Statement of Financial Position

As of December 31,

| | Note | 2023 $000s | 2022 $000s |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Property and equipment, net | 12 | **9,536** | 22,957 |
| Right of use asset, net | 23 | **9,825** | 14,281 |
| Intangible assets, net | 13 | **906** | 831 |
| Investments held at fair value | 5 | **317,841** | 251,892 |
| Investment in associates – equity method | 6 | **3,185** | 9,147 |
| Investments in notes from associates | 7 | **4,600** | 16,501 |
| Lease receivable – long-term | 23 | **—** | 835 |
| Other non-current assets | | **878** | 10 |
| Total non-current assets | | **346,771** | 316,454 |
| **Current assets** | | | |
| Trade and other receivables | 24 | **2,376** | 11,867 |
| Income tax receivable | 27 | **11,746** | 10,040 |
| Prepaid expenses | | **4,309** | 11,617 |
| Lease receivable – short-term | 23 | **—** | 450 |
| Other financial assets | 14 | **1,628** | 2,124 |
| Short-term investments | 24 | **136,062** | 200,229 |
| Cash and cash equivalents | 24 | **191,081** | 149,866 |
| Total current assets | | **347,201** | 386,192 |
| **Total assets** | | **693,973** | 702,647 |
| **Equity and liabilities** | | | |
| **Equity** | | | |
| Share capital | | **5,461** | 5,455 |
| Share premium | | **290,262** | 289,624 |
| Treasury stock | | **(44,626)** | (26,492) |
| Merger reserve | | **138,506** | 138,506 |
| Translation reserve | | **182** | 89 |
| Other reserve | | **(9,538)** | (14,478) |
| Retained earnings | | **83,820** | 149,516 |
| **Equity attributable to the owners of the Group** | 15 | **464,066** | 542,220 |
| Non-controlling interests | 20 | **(5,835)** | 5,369 |
| **Total equity** | | **458,232** | 547,589 |
| **Non-current liabilities** | | | |
| Sale of future royalties liability | 17 | **110,159** | — |
| Deferred tax liability | 27 | **52,462** | 19,645 |
| Lease liability, non-current | 23 | **18,250** | 24,155 |
| Long-term loan | 22 | **—** | 10,244 |
| Liability for share-based awards | 9 | **3,501** | 4,128 |
| Total non-current liabilities | | **184,371** | 58,172 |
| **Current liabilities** | | | |
| Deferred revenue | 3 | **—** | 2,185 |
| Lease liability, current | 23 | **3,394** | 4,972 |
| Trade and other payables | 21 | **44,107** | 54,840 |
| Notes payable | 19 | **3,699** | 2,345 |
| Warrant liability | 18 | **—** | 47 |
| Preferred shares | 16, 18 | **169** | 27,339 |
| Current portion of long-term loan | 22 | **—** | 5,156 |
| Total current liabilities | | **51,370** | 96,885 |
| **Total liabilities** | | **235,741** | 155,057 |
| **Total equity and liabilities** | | **693,973** | 702,647 |

Please refer to the accompanying Notes to the consolidated financial information. Registered number: 09582467.
The Consolidated Financial Statements were approved by the Board of Directors and authorized for issuance on April 25, 2024 and signed on its behalf by:



**Bharatt Chowrira**
Chief Executive Officer
April 25, 2024

The accompanying notes are an integral part of these financial statements.

130 PureTech Health plc Annual report and accounts 2023

Financial statements

# Consolidated Statement of Changes in Equity

**For the years ended December 31**

| | | Share Capital | | | Treasury Shares | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Note | Shares | Amount $000s | Share premium $000s | Shares | Amount $000s | Merger reserve $000s | Translation reserve $000s | Other reserve $000s | Retained earnings/ (accumulated deficit) $000s | Total Parent equity $000s | Non-controlling interests $000s | Total Equity $000s |
| Balance January 1, 2021 | | 285,885,025 | 5,417 | 288,978 | — | — | 138,506 | 469 | (24,050) | 260,429 | 669,748 | (16,209) | 653,539 |
| Net income/(loss) | | — | — | — | — | — | — | — | — | (60,558) | (60,558) | (2,151) | (62,709) |
| **Total comprehensive income/(loss) for the year** | | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **—** | **(60,558)** | **(60,558)** | **(2,151)** | **(62,709)** |
| Exercise of stock options | 9 | 1,911,560 | 27 | 326 | — | — | — | — | — | — | 352 | — | 352 |
| Revaluation of deferred tax assets related to share-based awards | | — | — | — | — | — | — | — | 615 | — | 615 | — | 615 |
| Equity-settled share-based awards | 9 | — | — | — | — | — | — | — | 7,109 | — | 7,109 | 6,252 | 13,361 |
| Settlement of restricted stock units | 9 | — | — | — | — | — | — | — | (10,749) | — | (10,749) | — | (10,749) |
| Reclassification of equity settled awards to liability awards | | — | — | — | — | — | — | — | (6,773) | — | (6,773) | — | (6,773) |
| Vesting of share-based awards and net share exercise | 9 | — | — | — | — | — | — | — | (2,582) | — | (2,582) | — | (2,582) |
| Acquisition of subsidiary non-controlling interest | | — | — | — | — | — | — | — | (9,636) | — | (9,636) | 8,668 | (968) |
| NCI exercise of share options in subsidiaries | 9 | — | — | — | — | — | — | — | 5,988 | — | 5,988 | (5,922) | 66 |
| Other | | — | — | — | — | — | — | — | — | — | — | (6) | (6) |
| **Balance December 31, 2021** | | **287,796,585** | **5,444** | **289,303** | **—** | **—** | **138,506** | **469** | **(40,077)** | **199,871** | **593,515** | **(9,368)** | **584,147** |
| Net income/(loss) | | — | — | — | — | — | — | — | — | (50,354) | (50,354) | 13,290 | (37,065) |
| Other comprehensive income/(loss), net | | — | — | — | | | — | (379) | — | — | (379) | — | (379) |
| **Total comprehensive income/(loss) for the year** | | **—** | **—** | **—** | **—** | **—** | **—** | **(379)** | **—** | **(50,354)** | **(50,733)** | **13,290** | **(37,444)** |
| Deconsolidation of Subsidiary | 5 | — | — | — | — | — | — | — | — | — | — | 11,904 | 11,904 |
| Exercise of stock options | 9 | 577,022 | 11 | 321 | | | — | — | — | — | 332 | — | 332 |
| Purchase of Treasury stock | 15 | — | — | — | (10,595,347) | (26,492) | — | — | — | — | (26,492) | — | (26,492) |
| Revaluation of deferred tax assets related to share-based awards | | — | — | — | — | — | — | — | 45 | — | 45 | — | 45 |
| Equity-settled share-based awards | 9 | — | — | — | — | — | — | — | 8,856 | — | 8,856 | 4,711 | 13,567 |
| Settlement of restricted stock units | 9 | 788,046 | — | — | — | — | — | — | 1,528 | — | 1,528 | — | 1,528 |
| NCI exercise of share options in subsidiaries | 9 | — | — | — | — | — | — | — | 15,171 | — | 15,171 | (15,164) | 7 |
| Other | | — | — | — | — | — | — | — | — | — | — | (4) | (4) |
| **Balance December 31, 2022** | | **289,161,653** | **5,455** | **289,624** | **(10,595,347)** | **(26,492)** | **138,506** | **89** | **(14,478)** | **149,516** | **542,220** | **5,369** | **547,589** |
| Balance January 1, 2023 | | 289,161,653 | 5,455 | 289,624 | (10,595,347) | (26,492) | 138,506 | 89 | (14,478) | 149,516 | 542,220 | 5,369 | 547,589 |
| Net income/(loss) | | — | — | — | — | — | — | — | — | (65,697) | (65,697) | (931) | (66,628) |
| Other comprehensive income/(loss) for the period | | — | — | — | — | — | — | 92 | — | — | 92 | — | 92 |
| **Total comprehensive income/(loss) for the period** | | **—** | **—** | **—** | **—** | **—** | **—** | **92** | **—** | **(65,697)** | **(65,604)** | **(931)** | **(66,535)** |
| Deconsolidation of Subsidiary | 5 | — | — | — | — | — | — | — | — | — | — | (9,085) | (9,085) |
| Exercise of stock options | 9 | 306,506 | 6 | 638 | 239,226 | 530 | — | — | (22) | — | 1,153 | — | 1,153 |
| Purchase of Treasury stock | 15 | — | — | — | (7,683,526) | (19,650) | — | — | — | — | (19,650) | — | (19,650) |
| Equity-settled share-based awards | 9 | — | — | — | — | — | — | — | 3,348 | — | 3,348 | 277 | 3,625 |
| Settlement of restricted stock units | 9 | — | — | — | 425,219 | 986 | — | — | 156 | — | 1,142 | — | 1,142 |
| Expiration of share options in subsidiary | | — | — | — | — | — | — | — | 1,458 | — | 1,458 | (1,458) | — |
| Other | | — | — | — | — | — | — | — | — | — | — | (6) | (6) |
| **Balance December 31, 2023** | | **289,468,159** | **5,461** | **290,262** | **(17,614,428)** | **(44,626)** | **138,506** | **182** | **(9,538)** | **83,820** | **464,066** | **(5,835)** | **458,232** |

The accompanying notes are an integral part of these financial statements.

PureTech Health plc Annual report and accounts 2023 131

Financial statements

# Consolidated Statement of Cash Flows

**For the years ended December 31**

| | Note | 2023 $000s | 2022 $000s | 2021 $000s |
|---|---|---|---|---|
| Cash flows from operating activities | | | | |
| Income/(loss) for the year | | **(66,628)** | (37,065) | (62,709) |
| Adjustments to reconcile income/(loss) for the period to net cash used in operating activities: | | | | |
| Non-cash items: | | | | |
| Depreciation and amortization | 12, 23 | **4,933** | 8,893 | 7,287 |
| Share-based compensation expense | 9 | **4,415** | 14,698 | 13,950 |
| (Gain)/loss on investment held at fair value | 5 | **(77,945)** | 32,060 | (179,316) |
| Realized loss on sale of investments | 5 | **265** | 29,303 | 20,925 |
| Gain on dilution of ownership interest in associate | 6 | **—** | (28,220) | — |
| Impairment of investment in associates | 6 | **—** | 8,390 | — |
| Gain on deconsolidation of subsidiary | 5 | **(61,787)** | (27,251) | — |
| Share of net loss of associates accounted for using the equity method | 6 | **6,055** | 27,749 | 73,703 |
| Loss on investments in notes from associates | 7 | **27,630** | — | — |
| Fair value gain on other financial instruments | 6, 18 | **—** | (8,163) | (800) |
| Loss on disposal of assets | | **318** | 138 | 53 |
| Impairment of fixed assets | | **1,260** | — | |
| Income taxes, net | 27 | **30,525** | (55,719) | 3,756 |
| Finance (income)/costs, net | 10 | **(5,078)** | (138,924) | (5,050) |
| Changes in operating assets and liabilities: | | | | |
| Trade and other receivables | | **9,750** | (7,734) | (617) |
| Prepaid expenses | | **2,834** | (862) | (5,350) |
| Deferred revenue | | **(283)** | 2,123 | (1,407) |
| Trade and other payables | 21 | **3,844** | 22,033 | 8,338 |
| Other | | **1,374** | 359 | (103) |
| Income taxes paid | | **(150)** | (20,696) | (27,766) |
| Interest received | | **14,454** | 3,460 | 214 |
| Interest paid | | **(1,701)** | (3,366) | (3,382) |
| **Net cash used in operating activities** | | **(105,917)** | (178,792) | (158,274) |
| Cash flows from investing activities: | | | | |
| Purchase of property and equipment | 12 | **(70)** | (2,176) | (5,571) |
| Proceeds from sale of property and equipment | | **865** | — | 30 |
| Purchases of intangible assets | 13 | **(175)** | — | (90) |
| Investment in associates | 6 | **—** | (19,961) | — |
| Purchase of investments held at fair value | 5 | **—** | (5,000) | (500) |
| Sale of investments held at fair value | 5 | **33,309** | 118,710 | 218,125 |
| Purchase of short-term note from associate | | **—** | — | (15,000) |
| Repayment of short-term note from associate | | **—** | 15,000 | — |
| Purchase of Convertible Note from associate | 7 | **(16,850)** | (15,000) | — |
| Cash derecognized upon loss of control over subsidiary (see table below) | 5 | **(13,784)** | (479) | — |
| Purchases of short-term investments | | **(178,860)** | (248,733) | — |
| Proceeds from maturity of short-term investments | | **244,556** | 50,000 | — |
| Receipt of payment of sublease | | **—** | 415 | 381 |
| **Net cash provided by (used in) investing activities** | | **68,991** | (107,223) | 197,375 |
| Cash flows from financing activities: | | | | |
| Receipt of cash from sale of future royalties | 17 | **100,000** | — | — |
| Issuance of subsidiary preferred Shares | 16 | **—** | — | 37,610 |
| Issuance of Subsidiary Convertible Note | | **—** | 393 | 2,215 |
| Payment of lease liability | 23 | **(3,338)** | (4,025) | (3,375) |
| Exercise of stock options | | **1,153** | 332 | 352 |
| Settlement of restricted stock unit equity awards | | **—** | — | (10,749) |
| Vesting of restricted stock units and net share exercise | | **—** | — | (2,582) |
| NCI exercise of stock options in subsidiary | | **—** | 7 | 66 |
| Purchase of treasury stock | 15 | **(19,650)** | (26,492) | — |
| Acquisition of a non-controlling Interest of a subsidiary | | **—** | — | (806) |
| Other | | **(23)** | (41) | (5) |
| **Net cash provided by (used in) financing activities** | | **78,141** | (29,827) | 22,727 |
| Net increase (decrease) in cash and cash equivalents | | **41,215** | (315,842) | 61,827 |
| Cash and cash equivalents at beginning of year | | **149,866** | 465,708 | 403,881 |
| **Cash and cash equivalents at end of year** | | **191,081** | 149,866 | 465,708 |
| **Supplemental disclosure of non-cash investment and financing activities:** | | | | |
| Purchase of intangible assets not yet paid in cash | | **25** | — | |
| Settlement of restricted stock units through issuance of equity | | **1,142** | 1,528 | — |
| Purchase of property, plant and equipment against trade and other payables | | **—** | — | 1,841 |
| Leasehold improvements purchased through lease incentives (deducted from Right of Use Asset) | | **—** | — | 1,010 |
| Conversion of subsidiary convertible note into preferred share liabilities | | **—** | — | 25,797 |

132 PureTech Health plc Annual report and accounts 2023

Financial statements

# Consolidated Statements of Cash Flows continued

**For the years ended December 31**

**Supplemental disclosure of non-cash investment and financing activities (continued):**

## Assets, Liabilities and non-controlling interests in deconsolidated subsidiary

| | 2023 $000s | 2022 $000s |
|---|---|---|
| Trade and other receivables | (702) | — |
| Prepaid assets | (3,516) | — |
| Property, plant and equipment, net | (8,092) | — |
| Right of use asset, net | (2,477) | — |
| Trade and other Payables | 15,078 | 1,407 |
| Deferred revenue | 1,902 | — |
| Lease liabilities (including current potion) | 4,146 | — |
| Long-term loan (including current portion) | 15,446 | — |
| Subsidiary notes payable | — | 3,403 |
| Subsidiary preferred shares and warrants | 24,568 | 15,853 |
| Other assets and liabilities, net | (323) | 123 |
| Non-controlling interest | 9,085 | (11,904) |
| | 55,115 | 8,882 |
| Investment retained in deconsolidated subsidiary | 20,456 | 18,848 |
| Gain on deconsolidation | (61,787) | (27,251) |
| **Cash in deconsolidated subsidiary** | 13,784 | 479 |

The accompanying notes are an integral part of these financial statements.

PureTech Health plc Annual report and accounts 2023 133 Financial statem ents1. Material Accounting Policies Description of Business PureTech Health plc (the “Parent”) is a public company incorporated, domiciled and registered in the United Kingdom (“UK”). The registered number is 09582467 and the registered address is 13th Floor, One Angel Court, London, EC2R 7HJ, United Kingdom. The Parent and its subsidiaries are together referred to as the “Group”. The Parent company financial statements present financial information about the Parent as a separate entity and not about its Group. The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these group financial statements. Basis of Presentation The consolidated financial statements of the Group (the "Consolidated Financial Statements") are presented as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021. The Consolidated Financial Statements have been approved by the Directors on April 25, 2024, and are prepared in accordance with UK-adopted International Financial Reporting Standards ("IFRSs"). The Consolidated Financial Statements also comply fully with IFRSs as issued by the International Accounting Standards Board ("IASB"). UK-adopted IFRSs differs in certain respects from IFRSs as issued by the IASB. However, the differences have no impact for the periods presented. For presentation of the Consolidated Statement of Comprehensive Income/(Loss), the Group uses a classification based on the function of expenses, rather than based on their nature, as it is more representative of the format used for internal reporting and management purposes and is consistent with international practice. Certain amounts in the Consolidated Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts. Basis of Measurement The Consolidated Financial Statements are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: investments held at fair value, investments in notes from associates and liabilities classified as fair value through the profit or loss. Use of Judgments and Estimates In preparing the Consolidated Financial Statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Significant estimation is applied in determining the following: — Financial instruments valuations (see Note 18. Financial Instruments): In accordance with IFRS 9, the Group carries certain financial assets and financial liabilities at fair value, with changes in fair value through profit and loss ("FVTPL"). Valuation of the aforementioned financial instruments (assets and liabilities) includes making significant estimates, specifically determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, appropriate discount rate, volatility, and term to exit. Significant judgement is also applied in determining the following: — Whether financial instruments should be classified as liability or equity (see Note 16. Subsidiary Preferred Shares.). The judgement includes an assessment of whether the financial instruments include contractual obligations of the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party, and whether those obligations could be settled by the Group exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments. Further information about these critical judgements and estimates is included below under Financial Instruments. — Whether the power to control investees exists (see Note 5. Investments Held at Fair Value and Note 6. Investments in Associates and accounting policy with regard to Subsidiaries below). The judgement includes an assessment of whether the Group has (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of its own returns. The Group considers among others its voting shares, shareholder agreements, ability to appoint board members, representation on the board, rights to appoint management, de facto control, investee dependence on the Group, etc. If the power to control the investee exists, it consolidates the financial statements of such investee in the Consolidated Financial Statements of the Group. Upon issuance of new shares in an investee and/or a change in any shareholders or governance agreements, the Group reassesses its ability to control the investee based on the revised voting interest, revised board composition and revised subsidiary governance and management structure. When such new circumstances result in the Group losing its power to control the investee, the investee is deconsolidated. On March 1 2023 Vedanta was deconsolidated. Although the Group holds 47% of the voting rights and the other shareholders are widely dispersed, the Group does not have de facto control because the investor rights agreement stipulates that the relevant activities of Vedanta are directed by Vedanta's Board and the Group does not control Vedanta's Board decision making. Voting rights are not the dominant factor for directing Vedanta's relevant activities. Notes to the Consolidated Financial Statements  (Amounts in thousands, except share and per share data, or exercise price and conversion price)

134 PureTech Health plc Annual report and accounts 2023 Fi na nc ia l s ta te m en ts 1. Accounting policies continued — Whether the Group has significant influence over financial and operating policies of investees in order to determine if the Group should account for its investment as an associate based on IAS 28 or a financial instrument based on IFRS 9. (refer to Note 5. Investments Held at Fair Value and Note 6. Investments in Associates ). This judgement includes, among others, an assessment whether the Group has representation on the board of directors of the investee, whether the Group participates in the policy making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee and if there are any transactions between the Group and the investee. — Upon determining that the Group does have significant influence over the financial and operating policies of an investee, if the Group holds more than a single instrument issued by its equity-accounted investee, judgement is required to determine whether the additional instrument forms part of the investment in the associate, which is accounted for under IAS 28 and scoped out of IFRS 9, or it is a separate financial instrument that falls in the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by the Group and whether such financial instrument provides access to returns underlying an ownership interest. — When the Group has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute long-term interests ("LTI") for the purposes of IAS 28. This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments. After considering the individual facts and circumstances of the Group’s investment in its associate's preferred stock in the manner described above, including the long-term nature of such investment, the ability of the Group to convert its preferred stock investment to an investment in common shares and the likelihood of such conversion, the Group concluded that such investment was considered a long term interest. — In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgement (refer to Note 17. Sale of Future Royalties Liability). As of December 31, 2023, the Group had cash and cash equivalents of $191,081 and short-term investments of $136,062. Considering the Group’s financial position as of December 31, 2023, and its principal risks and opportunities, the Group prepared a going concern analysis covering a period of at least the twelve-month period from the date of signing the Consolidated Financial Statements ("the going concern period") utilizing realistic scenarios and applying a severe but plausible downside scenario. Even under the downside scenario, the analysis demonstrates the Group continues to maintain sufficient liquidity headroom and continues to comply with all financial obligations. The Board of Directors believe the Group and the Parent is adequately resourced to continue in operational existence for at least the twelve-month period from the date of signing the Consolidated Financial Statements. Accordingly, the Board of Directors considered it appropriate to adopt the going concern basis of accounting in preparing the Consolidated Financial Statements and the PureTech Health plc Financial Statements. Basis of consolidation The Consolidated Financial Statements as of December 31, 2023 and 2022, and for each of the years ended December 31, 2023, 2022 and 2021, comprises PureTech Health plc and its consolidated subsidiaries. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Subsidiaries As used in these financial statements, the term subsidiaries refers to entities that are controlled by the Group. Under applicable accounting rules, the Group controls an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, the Group takes into consideration potential voting rights, board representation, shareholders' agreements, ability to appoint board of directors and management, de facto control and other related factors. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases. Losses applicable to the non- controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance. Notes to the Consolidated Financial Statements continued

PureTech Health plc Annual report and accounts 2023 135

Financial statements

Notes to the Consolidated Financial Statements continued

## 1. Accounting policies continued

A list of all current and former subsidiaries organized with respect to classification as of December 31, 2023, and the Group's total voting percentage, based on outstanding voting common and preferred shares as of December 31, 2023, 2022 and 2021, is outlined below. All current subsidiaries are domiciled within the United States and conduct business activities solely within the United States.

| | Voting percentage at December 31, through the holdings in | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | 2021 | |
| Subsidiary | Common | Preferred | Common | Preferred | Common | Preferred |
| **Subsidiary operating companies** | | | | | | |
| Alivio Therapeutics, Inc.[2] | — | 100.0 | — | 100.0 | — | 100.0 |
| Entrega, Inc. (indirectly held through Enlight)[2] | — | 77.3 | — | 77.3 | — | 77.3 |
| PureTech LYT, Inc. (formerly Ariya Therapeutics, Inc.)[2] | — | 100.0 | — | 100.0 | — | 100.0 |
| PureTech LYT 100, Inc.[2] | — | 100.0 | — | 100.0 | — | 100.0 |
| PureTech Management, Inc.[3] | 100.0 | — | 100.0 | — | 100.0 | — |
| PureTech Health LLC[3] | 100.0 | — | 100.0 | — | 100.0 | — |
| **Deconsolidated former subsidiary operating companies** | | | | | | |
| Sonde Health, Inc.[2,5] | — | 40.2 | — | 40.2 | — | 51.8 |
| Akili Interactive Labs, Inc.[2,6] | 14.6 | — | 14.7 | — | — | 26.7 |
| Gelesis, Inc.[1,2] | — | — | 22.8 | — | 4.8 | 19.7 |
| Karuna Therapeutics, Inc.[2,6] | 2.3 | — | 3.1 | — | 5.6 | — |
| Vedanta Biosciences, Inc.[2,4] | — | 47.0 | — | 47.0 | — | 48.6 |
| Vedanta Biosciences Securities Corp. (indirectly held through Vedanta)[2,4] | — | 47.0 | — | 47.0 | — | 48.6 |
| Vor Biopharma Inc[2,6] | 3.9 | — | 4.1 | — | 8.6 | — |
| **Nontrading holding companies** | | | | | | |
| Endra Holdings, LLC (held indirectly through Enlight)[2] | 86.0 | — | 86.0 | — | 86.0 | — |
| Ensof Holdings, LLC (held indirectly through Enlight)[2] | 86.0 | — | 86.0 | — | 86.0 | — |
| PureTech Securities Corp.[2] | 100.0 | — | 100.0 | — | 100.0 | — |
| PureTech Securities II Corp.[2] | 100.0 | — | 100.0 | — | 100.0 | — |
| **Inactive subsidiaries** | | | | | | |
| Appeering, Inc.[2] | — | 100.0 | — | 100.0 | — | 100.0 |
| Commense Inc.[2] | — | 99.1 | — | 99.1 | — | 99.1 |
| Enlight Biosciences, LLC[2] | 86.0 | — | 86.0 | — | 86.0 | — |
| Ensof Biosystems, Inc. (held indirectly through Enlight)[2] | 57.7 | 28.3 | 57.7 | 28.3 | 57.7 | 28.3 |
| Follica, LLC [2] | 28.7 | 56.7 | 28.7 | 56.7 | 28.7 | 56.7 |
| Knode Inc. (indirectly held through Enlight)[2] | — | 86.0 | — | 86.0 | — | 86.0 |
| Libra Biosciences, Inc.[2] | — | 100.0 | — | 100.0 | — | 100.0 |
| Mandara Sciences, LLC[2] | 98.3 | — | 98.3 | — | 98.3 | — |
| Tal Medical, Inc.[2] | — | 100.0 | — | 100.0 | — | 100.0 |

1 On October 30, 2023, Gelesis ceased operations and filed a voluntary petition for relief under the United States bankruptcy code. See Note 6. Investments in Associates for details.
2 Registered address is Corporation Trust Center, 1209 Orange St., Wilmington, DE 19801, USA.
3 Registered address is 2711 Centerville Rd., Suite 400, Wilmington, DE 19808, USA.
4 On March 1, 2023, the Group lost control over Vedanta and Vedanta was deconsolidated from the Group's financial statements, resulting in only the profits and losses generated by Vedanta through the deconsolidation date being included in the Group's Consolidated Statement of Comprehensive Income/(Loss). See Notes 5. Investments Held at Fair Value for further details about the accounting for the investments in Vedanta subsequent to deconsolidation.
5 On May 25, 2022, the Group lost control over Sonde and Sonde was deconsolidated from the Group's financial statements, resulting in only the profits and losses generated by Sonde through the deconsolidation date being included in the Group's Consolidated Statement of Comprehensive Income/(Loss). See Notes 5. Investments Held at Fair Value and 6. Investments in Associates for further details about the accounting for the investments in Sonde subsequent to deconsolidation.
6 See Notes 5. Investments Held at Fair Value and 6. Investments in Associates for additional discussion on the Group's investment held in Akili, Karuna and Vor.
7 Follica became inactive during 2023.

### Change in Subsidiary Ownership and Loss of Control

Changes in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Where the Group loses control of a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest ("NCI"). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statement of Comprehensive Income/(Loss).

### Associates

As used in these financial statements, the term associates are those entities in which the Group has no control but maintains significant influence over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. The Group evaluates if it maintains significant influence over associates by assessing if the Group has the power to participate in the financial and operating policy decisions of the associate.

136 PureTech Health plc Annual report and accounts 2023 Fi na nc ia l s ta te m en ts Application of the Equity Method to Associates Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated Financial Statements include the Group’s share of the total comprehensive income or loss of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. To the extent the Group holds interests in associates that are not providing access to returns underlying ownership interests, the instrument is accounted for in accordance with IFRS 9 as investments held at fair value. When the Group’s share of losses exceeds its equity method investment in the investee, losses are applied against long-term interests, which are investments accounted for under IFRS 9. Investments are determined to be long-term interests when they are long-term in nature and in substance they form part of the Group's net investment in that associate. This determination is impacted by many factors, among others, whether settlement by the investee through redemption or repayment is planned or likely in the foreseeable future, whether the investment can be converted and/or is likely to be converted to common stock or other equity instrument and other factors regarding the nature of the investment. Whilst this assessment is dependent on many specific facts and circumstances of each investment, typically conversion features whereby the investment is likely to convert to common stock or other equity instruments would point to the investment being a long-term interest. Similarly, where the investment is not planned or likely to be settled through redemption or repayment in the foreseeable future, this would indicate that the investment is a long-term interest. When the net investment in the associate, which includes the Group’s investments in other long-term interests, is reduced to nil, recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an investee. The Group has adopted the amendments to IAS 28 Investments in Associates that addresses the dual application of IAS 28 and IFRS 9 when equity method losses are applied against long-term interests. The amendments provide the annual sequence in which both standards are to be applied in such a case. The Group has applied the equity method losses to the long-term interests presented as part of Investments held at fair value subsequent to remeasuring such investments to their fair value at balance sheet date. Sale of Future Royalties Liability The Group accounts for the sale of future royalties liability as a financial liability, as it continues to hold the rights under the royalty bearing licensing agreement and has a contractual obligation to deliver cash to an investor for a portion of the royalty it receives. Interest on the sale of future royalties liability is recognized using the effective interest rate over the life of the related royalty stream. The sale of future royalties liability and the related interest expense are based on the Group’s current estimates of future royalties expected to be paid over the life of the arrangement. Forecasts are updated periodically as new data is obtained. Any increases, decreases or a shift in timing of estimated cash flows require the Group to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future contractual cash flows that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense. Financial Instruments Classification The Group classifies its financial assets in the following measurement categories: — Those to be measured subsequently at fair value either through other comprehensive income "FVOCI", or through profit or loss "FVTPL", and — Those to be measured at amortized cost. The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are recorded in profit or loss. Measurement At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets that are carried at FVTPL are expensed. Impairment The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. Financial Assets The Group’s financial assets consist of cash and cash equivalents, investments in debt securities, trade and other receivables, notes, restricted cash deposits and investments in equity securities. The Group’s financial assets are virtually all classified into the following categories: investments held at fair value, notes, trade and other receivables, short-term investments and cash and cash equivalents. The Group determines the classification of financial assets at initial recognition depending on the purpose for which the financial assets were acquired. Investments held at fair value are investments in equity instruments. Such investments consist of the Group's minority interest holdings where the Group has no significant influence or preferred share investments that are not providing access to returns underlying ownership interests and are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest. These financial assets are initially measured at fair value and subsequently re-measured at fair value at each reporting date. The Group has elected to record the changes in fair values for the financial assets falling under this category through profit and loss. Please refer to Note 5. Investments Held at Fair Value. 1. Accounting policies continued Notes to the Consolidated Financial Statements continued

PureTech Health plc Annual report and accounts 2023 137 Financial statem ents Changes in the fair value of financial assets at FVTPL are recognized in other income/(expense) in the Consolidated Statement of Comprehensive Income/(Loss) as applicable. The notes from an associate, since their contractual terms do not consist solely of cash flow payments of principal and interest on the principal amount outstanding, are initially and subsequently measured at fair value, with changes in fair value recognized through profit and loss. Cash and cash equivalents consist of demand deposits with banks and other financial institutions and highly liquid instruments with original maturities of three months or less at the date of purchase. Cash and cash equivalents are carried at cost, which approximates their fair value. Short-term investments consist of short-term US treasury bills that are held to maturity. The contractual terms consist solely of payment of the principal and interest and the Group's business model is to hold the treasury bills to maturity. As such, such short- term investments are recorded at amortized cost. As of balance sheet date, amortized cost approximated the fair value of such short-term investments. Trade and other receivables are non-derivative financial assets with fixed and determinable payments that are not quoted on active markets. These financial assets are carried at the amounts expected to be received less any expected lifetime losses. Such losses are determined taking into account previous experience, credit rating and economic stability of counterparty and economic conditions. When a trade receivable is determined to be uncollectible, it is written off against the available provision. As of balance sheet date, the Group did not record any such expected lifetime losses related to the outstanding trade and other receivable balances. Trade and other receivables are included in current assets, unless maturities are greater than 12 months after the end of the reporting period. Financial Liabilities The Group’s financial liabilities primarily consist of trade and other payables, and preferred shares. The majority of the Group’s subsidiaries have preferred shares and certain notes payable with embedded derivatives, which are classified as current liabilities. When the Group has preferred shares and notes with embedded derivatives that qualify for bifurcation, the Group has elected to account for the entire instrument as FVTPL after determining under IFRS 9 that the instrument qualifies to be accounted for under such FVTPL method. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expire. Equity Instruments Issued by the Group Financial instruments issued by the Group are treated as equity only to the extent that they meet the following two conditions, in accordance with IAS 32: 1. They include no contractual obligations upon the Group to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party under conditions that are potentially unfavorable to the Group; and 2. Where the instrument will or may be settled in the Group’s own equity instruments, it is either a non-derivative that includes no obligation to deliver a variable number of the Group’s own equity instruments or is a derivative that will be settled by the Group exchanging a fixed amount of cash or other financial assets for a fixed number of its own equity instruments. To the extent that this definition is not met, the financial instrument is classified as a financial liability. Where the instrument so classified takes the legal form of the Group’s own shares, the amounts presented in the Group's shareholders' equity exclude amounts in relation to those shares. Changes in the fair value of liabilities at FVTPL are recognized in net finance income /(costs) in the Consolidated Statement of Comprehensive Income/(Loss) as applicable. IFRS 15, Revenue from Contracts with Customers The standard establishes a five-step principle-based approach for revenue recognition and is based on the concept of recognizing an amount that reflects the consideration for performance obligations only when they are satisfied and the control of goods or services is transferred. The majority of the Group’s contract revenue is generated from licenses and services, some of which are part of collaboration arrangements. Management reviewed contracts where the Group received consideration in order to determine whether or not they should be accounted for in accordance with IFRS 15. To date, the Group has entered into transactions that generate revenue and meet the scope of either IFRS 15 or IAS 20 Accounting for Government Grants. Contract revenue is recognized at either a point-in-time or over time, depending on the nature of the performance obligations. The Group accounts for agreements that meet the definition of IFRS 15 by applying the following five step model: — Identify the contract(s) with a customer – A contract with a customer exists when (i) the Group enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to those goods or services, (ii) the contract has commercial substance and, (iii) the Group determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. — Identify the performance obligations in the contract – Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the good or service either on its own or together with other resources that are readily available from third parties or from the Group, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. 1. Accounting policies continued Notes to the Consolidated Financial Statements continued

138 PureTech Health plc Annual report and accounts 2023 Fi na nc ia l s ta te m en ts — Determine the transaction price – The transaction price is determined based on the consideration to which the Group will be entitled in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, the Group estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the Group’s judgement, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. — Allocate the transaction price to the performance obligations in the contract – If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. — Recognize revenue when (or as) the Group satisfies a performance obligation – The Group satisfies performance obligations either over time or at a point in time as discussed in further detail below. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. Revenue generated from services agreements (typically where licenses and related services were combined into one performance obligation) is determined to be recognized over time when it can be determined that the services meet one of the following: (a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs; (b) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (c) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. It was determined that the Group has contracts that meet criteria (a), since the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs. Therefore revenue is recognized over time using the input method based on costs incurred to date as compared to total contract costs. The Group believes that in research and development service type agreements using costs incurred to date represents the most faithful depiction of the entity’s performance towards complete satisfaction of a performance obligation. Revenue from licenses that are not part of a combined performance obligation are recognized at a point in time due to the licenses relating to intellectual property that has significant stand-alone functionality and as such represent a right to use the entity's intellectual property as it exists at the point in time at which the license is granted. Royalty income received in respect of licensing agreements when the license of intellectual property is the predominant item in the arrangement is recognized as the related third-party sales in the licensee occur. Amounts that are receivable or have been received per contractual terms but have not been recognized as revenue since performance has not yet occurred or has not yet been completed are recorded as deferred revenue. The Group classifies as non- current deferred revenue amounts received for which performance is expected to occur beyond one year or one operating cycle. Grant Revenue The Group recognizes grants from governmental agencies as grant revenue in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that the Group will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. The Group evaluates the conditions of each grant as of each reporting date to ensure that the Group has reasonable assurance of meeting the conditions of each grant arrangement and that it is expected that the grant payment will be received as a result of meeting the necessary conditions. The Group submits qualifying expenses for reimbursement after the Group has incurred the research and development expense. The Group records an unbilled receivable upon incurring such expenses. In cases in which the grant revenue is received prior to the expenses being incurred or recognized, the amounts received are deferred until the related expense is incurred and/or recognized. Grant revenue is recognized in the Consolidated Statement of Comprehensive Income/(Loss) at the time in which the Group recognizes the related reimbursable expense for which the grant is intended to compensate. Functional and Presentation Currency The Consolidated Financial Statements are presented in United States dollars (“US dollars”). The functional currency of all members of the Group is the U.S. dollar. The Group's share in foreign exchange differences in associates were reported in other comprehensive income/(loss). Foreign Currency Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated to the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on remeasurement are recognized in the Consolidated Statement of Comprehensive Income/(Loss). Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Share Capital Ordinary shares are classified as equity. The Group's equity is comprised of share capital, share premium, merger reserve, other reserve, translation reserve, and retained earnings/accumulated deficit. 1. Accounting policies continued Notes to the Consolidated Financial Statements continued

PureTech Health plc Annual report and accounts 2023 139 Financial statem ents Treasury Shares Treasury shares are recognized at cost and are deducted from shareholders' equity. No gain or loss is recognized in profit and loss for the purchase, sale, re-issue or cancellation of the Group's own equity shares. Property and Equipment Property and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Assets under construction represent leasehold improvements and machinery and equipment to be used in operations or research and development activities. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset: Laboratory and manufacturing equipment 2-8 years Furniture and fixtures 7 years Computer equipment and software 1-5 years Leasehold improvements 5-10 years, or the remaining term of the lease, if shorter Depreciation methods, useful lives and residual values are reviewed at each balance sheet date. Intangible Assets Intangible assets, which include purchased patents and licenses with finite useful lives, are carried at historical cost less accumulated amortization, if amortization has commenced. Intangible assets with finite lives are amortized from the time they are available for their intended use. Amortization is calculated using the straight-line method to allocate the costs of patents and licenses over their estimated useful lives. Research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are presented as In-Process Research and Development (IPR&D). The cost of IPR&D represents upfront payments as well as additional contingent payments based on development, regulatory and sales milestones related to certain license agreement where the Group licenses IP from a third party. These milestones are capitalized as the milestone is triggered. See Note 25. Commitments and Contingencies. IPR&D is not amortized since it is not yet available for its intended use, but it is evaluated for potential impairment on an annual basis or more frequently when facts and circumstances warrant. Impairment of Non-Financial Assets The Group reviews the carrying amounts of its property and equipment and intangible assets at each reporting date to determine whether there are indicators of impairment. If any such indicators of impairment exist, then an asset’s recoverable amount is estimated. The recoverable amount is the higher of an asset’s fair value less cost of disposal and value in use. The Group’s IPR&D intangible assets are not yet available for their intended use. As such, they are tested for impairment at least annually. An impairment loss is recognized when an asset’s carrying amount exceeds its recoverable amount. For the purposes of impairment testing, assets are grouped at the lowest levels for which there are largely independent cash flows. If a non- financial asset instrument is impaired, an impairment loss is recognized in the Consolidated Statement of Comprehensive Income/(Loss). Investments in associates are considered impaired if, and only if, objective evidence indicates that one or more events, which occurred after the initial recognition, have had an impact on the future cash flows from the net investment and that impact can be reliably estimated. If an impairment exists, the Group measures an impairment by comparing the carrying value of the net investment in the associate to its recoverable amount and recording any excess as an impairment loss. See Note 6. Investments in Associates for impairment recorded in respect of an investment in associate during the year ended December 31, 2022. Employee Benefits Short-Term Employee Benefits Short-term employee benefit obligations are measured on an undiscounted basis and expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation due to past service provided by the employee, and the obligation can be estimated reliably. Defined Contribution Plans A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the periods during which related services are rendered by employees. Share-based Payments Share-based payment arrangements, in which the Group receives goods or services as consideration for its own equity instruments, are accounted for as equity-settled share-based payment transactions (except certain restricted stock units – see below) in accordance with IFRS 2, regardless of how the equity instruments are obtained by the Group. The grant date fair value of employee share-based payment awards is recognized as an expense with a corresponding increase in equity over the requisite service period related to the awards. The amount recognized as an expense is adjusted to reflect the actual number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with market conditions, the grant date fair value is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. 1. Accounting policies continued Notes to the Consolidated Financial Statements continued

140 PureTech Health plc Annual report and accounts 2023 Fi na nc ia l s ta te m en ts Certain restricted stock units are treated as liability settled awards starting in 2021. Such awards are remeasured at every reporting date until settlement date and are recognized as compensation expense over the requisite service period. Differences in remeasurement are recognized in profit and loss. The cumulative cost that will ultimately be recognized in respect of these awards will equal to the amount at settlement. The fair value of the awards is measured using option pricing models and other appropriate models, which take into account the terms and conditions of the awards granted. Development Costs Expenditures on research activities are recognized as incurred in the Consolidated Statement of Comprehensive Income/(Loss). In accordance with IAS 38, development costs are capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, the Group can demonstrate its ability to use or sell the intangible asset, the Group intends to and has sufficient resources to complete development and to use or sell the asset, and it is able to measure reliably the expenditure attributable to the intangible asset during its development. The point at which technical feasibility is determined to have been reached is, generally, when regulatory approval has been received where applicable. Management determines that commercial viability has been reached when a clear market and pricing point have been identified, which may coincide with achieving meaningful recurring sales. Otherwise, the development expenditure is recognized as incurred in the Consolidated Statement of Comprehensive Income/(Loss). As of balance sheet date, the Group has not capitalized any development costs. Provisions A provision is recognized in the Consolidated Statement of Financial Position when the Group has a present legal or constructive obligation due to a past event that can be reliably measured, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects risks specific to the liability. Leases The Group leases real estate for use in operations. These leases have lease terms of approximately 10 years. The Group includes options that are reasonably certain to be exercised as part of the determination of the lease term. The group determines if an arrangement is a lease at inception of the contract in accordance with guidance detailed in IFRS 16. Right-of-use (ROU) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date based on the present value of the lease payments over the lease term. As most of the Group's leases do not provide an implicit rate, the Group used its estimated incremental borrowing rate, based on information available at commencement date, in determining the present value of future payments. The Group’s leases are virtually all leases of real estate. The Group has elected to account for lease payments as an expense on a straight-line basis over the life of the lease for: — Leases with a term of 12 months or less and containing no purchase options; and — Leases where the underlying asset has a value of less than $5,000. The right-of-use asset is depreciated on a straight-line basis and the lease liability gives rise to an interest charge. Finance Income and Finance Costs Finance income consists of interest income on funds invested in money market funds and U.S. treasuries. Finance income is recognized as it is earned. Finance costs consist mainly of loan, notes and lease liability interest expenses, interest expense due to accretion of and adjustment to sale of future royalties liability as well as the changes in the fair value of financial liabilities carried at FVTPL (such changes can consist of finance income when the fair value of such financial liabilities decreases). Taxation Tax on the profit or loss for the year comprises current and deferred income tax. In accordance with IAS 12, tax is recognized in the Consolidated Statement of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity. Current income tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognized due to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets with respect to investments in associates are recognized only to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. 1. Accounting policies continued Notes to the Consolidated Financial Statements continued

PureTech Health plc Annual report and accounts 2023 141 Financial statem ents Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Fair Value Measurements The Group’s accounting policies require that certain financial assets and certain financial liabilities be measured at their fair value. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows: — Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. — Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). — Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. The carrying amount of cash and cash equivalents, accounts receivable, restricted cash, deposits, accounts payable, accrued expenses and other current liabilities in the Group’s Consolidated Statement of Financial Position approximates their fair value because of the short maturities of these instruments. Operating Segments Operating segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The CODM reviews discrete financial information for the operating segments in order to assess their performance and is responsible for making decisions about resources allocated to the segments. The CODM has been identified as the Group’s Board of Directors. 2. New Standards and Interpretations The Group has applied the following amendments for the first time for its annual reporting period commencing January 1, 2023: — IFRS 17 Insurance Contracts — Definition of Accounting Estimates (Amendments to IAS 8) — Deferred Tax related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12) The amendments listed above did not have any impact on the amounts recognized in prior and current periods and are not expected to significantly affect the future periods. Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions. 1. Accounting policies continued Notes to the Consolidated Financial Statements continued

142 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 3. Revenue

Revenue recorded in the Consolidated Statement of Comprehensive Income/(Loss) consists of the following:

| For the years ended December 31, | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| Contract revenue | **750** | 2,090 | 9,979 |
| Grant revenue | **2,580** | 13,528 | 7,409 |
| **Total revenue** | **3,330** | 15,618 | 17,388 |

All amounts recorded in contract revenue were generated in the United States.

For the years ended December 31, 2023, 2022 and 2021, contract revenue includes royalties received from an associate in the amounts of zero, $509 and $231, respectively.

Substantially all of the Group's contracts related to contract revenue for the years ended December 31, 2023, 2022 and 2021 were determined to have a single performance obligation which consists of a combined deliverable of license of intellectual property and research and development services. Therefore, for such contracts, revenue is recognized over time based on the input method which the Group believes is a faithful depiction of the transfer of goods and services. Progress is measured based on costs incurred to date as compared to total projected costs. Payments for such contracts are primarily made up-front on a periodic basis.

During the year ended December 31, 2021, the Group received a $6,500 payment from Imbrium Therapeutics, Inc. following the exercise of the option to acquire an exclusive license for the Initial Product Candidate, as defined in the agreement. Since the license transferred was a right to use license, revenue from the option exercise was recognized at a point in time upon transfer of the license, which occurred during the year ended December 31, 2021.

### Disaggregated Revenue

The Group disaggregates contract revenue in a manner that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. The Group disaggregates revenue based on contract revenue or grant revenue, and further disaggregates contract revenue based on the transfer of control of the underlying performance obligations.

| Timing of contract revenue recognition<br>For the years ended December 31, | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| Transferred at a point in time – Licensing Income | **—** | 527 | 6,809 |
| Transferred over time | **750** | 1,563 | 3,171 |
| | **750** | 2,090 | 9,979 |

| Customers over 10% of revenue | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| Customer A | **750** | 1,500 | 1,500 |
| Customer B | **—** | — | 7,250 |
| Customer C | **—** | 509 | — |
| | **750** | 2,009 | 8,750 |

Accounts receivables represent rights to consideration in exchange for products or services that have been transferred by the Group, when payment is unconditional and only the passage of time is required before payment is due. Accounts receivables do not bear interest and are recorded at the invoiced amount. Accounts receivables are included within trade and other receivables on the Consolidated Statement of Financial Position. The accounts receivables related to contract revenue were $555 and $606 as of December 31, 2023 and 2022, respectively.

PureTech Health plc Annual report and accounts 2023 143 Financial statem ents 4. Segment Information Basis for Segmentation The Directors are the Group’s chief operating decision-makers. The Group’s operating segments are determined based on the financial information provided to the Board of Directors periodically for the purposes of allocating resources and assessing performance. During the second half of 2023, the Group changed the financial information that was regularly reviewed by the Board of Directors to allocate resources and assess performance. The Group has determined each of its Wholly-Owned Programs represents an operating segment and the Group has aggregated each of these operating segments into one reportable segment, the Wholly-Owned Programs segment, given the high level of operational and financial similarities across its Wholly-Owned Programs. Each of the Group’s Controlled Founded Entities represents an operating segment. The Group aggregates each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. For the Group’s entities that do not meet the definition of an operating segment, the Group presents this information in the Parent & Other column in its segment footnote to reconcile the information in this footnote to the Consolidated Financial Statements. Substantially all of the Group’s revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided. The Group has retroactively recast its fiscal year 2022 and 2021 results on the new basis for comparability. Following is the description of the Group's reportable segments: Wholly-Owned Programs The Wholly-Owned Programs segment is advancing Wholly-Owned Programs which are focused on treatments for patients with devastating diseases. The Wholly-Owned Programs segment is comprised of the technologies that are wholly-owned and will be advanced through with either the Group's funding or non-dilutive sources of financing. The operational management of the Wholly-Owned Programs segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development. Controlled Founded Entities The Controlled Founded Entities segment is comprised of the Group’s consolidated operational subsidiaries as of December 31, 2023 that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and either have entered into or plan to seek an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the entity. The Group’s entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the information in this footnote to the financial statements. This column captures activities not directly attributable to the Group's operating segments and includes the activities of the Parent, corporate support functions and certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for the deconsolidated entities through the date of deconsolidation (e.g. Vedanta in 2023 and Sonde in 2022) and accounting for the Group's holdings in Founded Entities for which control has been lost, which primarily represents: the activity associated with deconsolidating an entity when the Group no longer controls the entity (e.g. Vedanta in 2023 and Sonde in 2022), the gain or loss on the Group's investments accounted for at fair value (e.g. the Group's ownership stakes in Karuna, Vor and Akili) and the Group's net income or loss of associates accounted for using the equity method. (The term "Founded Entities" refers to entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities and deconsolidated Founded Entities.) In January 2024, the Group launched two new Founded Entities to advance certain programs from the Wholly-Owned Programs segment. Refer to Note 28. Subsequent Events for detail. The financial results of these programs were included in the Wholly- Owned Programs segment as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021, respectively. Upon raising dilutive third-party financing, the financial results of these two entities will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over these entities. The Group’s Board of Directors reviews segment performance and allocates resources based upon revenue and operating loss as well as the funds available for each segment. The Board of Directors do not review any other information for purposes of assessing segment performance or allocating resources. Notes to the Consolidated Financial Statements continued

144 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 4. Segment information continued

| | For the year ended December 31, 2023 | | | |
|---|---|---|---|---|
| | Wholly-Owned Programs $ | Controlled Founded Entities $ | Parent Company & Other $ | Consolidated $ |
| Contract revenue | — | 750 | — | 750 |
| Grant revenue | 853 | — | 1,727 | 2,580 |
| **Total revenue** | 853 | 750 | 1,727 | 3,330 |
| General and administrative expenses | (14,020) | (562) | (38,713) | (53,295) |
| Research and development expenses | (89,495) | (672) | (6,068) | (96,235) |
| **Total operating expense** | (103,516) | (1,233) | (44,781) | (149,530) |
| **Operating income/(loss)** | (102,662) | (483) | (43,054) | (146,199) |
| Income/expenses not allocated to segments | | | | |
| Other income/(expense): | | | | |
| Gain on deconsolidation of subsidiary | | | | 61,787 |
| Gain/(loss) on investment held at fair value | | | | 77,945 |
| Realized loss on sale of investments | | | | (122) |
| Gain/(loss) on investment in notes from associates | | | | (27,630) |
| Other income/(expense) | | | | (908) |
| Total other income/(expense) | | | | 111,072 |
| Net finance income/(costs) | | | | 5,078 |
| Share of net income/(loss) of associates accounted for using the equity method | | | | (6,055) |
| **Income/(loss) before taxes** | | | | (36,103) |
| | As of December 31, 2023 | | | |
| **Available Funds** | | | | |
| Cash and cash equivalents | 2,140 | 675 | 188,266 | 191,081 |
| Short-term Investments | — | — | 136,062 | 136,062 |
| Consolidated cash, cash equivalents and short-term investments | 2,140 | 675 | 324,328 | 327,143 |

PureTech Health plc Annual report and accounts 2023 145 Financial statem ents For the year ended December 31, 2022 Wholly-Owned Programs $ Controlled Founded Entities $ Parent Company & Other $ Consolidated $ Contract revenue — 1,500 590 2,090 Grant revenue 2,826 — 10,702 13,528 Total revenue 2,826 1,500 11,292 15,618 General and administrative expenses (8,301) (419) (52,272) (60,991) Research and development expenses (116,054) (1,051) (35,328) (152,433) Total Operating expenses (124,355) (1,470) (87,600) (213,425) Operating income/(loss) (121,529) 30 (76,308) (197,807) Income/expenses not allocated to segments Other income/(expense): Gain on deconsolidation 27,251 Gain/(loss) on investment held at fair value (32,060) Realized loss on sale of investments (29,303) Other income/(expense) 8,131 Total other income/(expense) (25,981) Net finance income/(costs) 138,924 Share of net income/(loss) of associate accounted for using the equity method (27,749) Gain on dilution of ownership interest in associate 28,220 Impairment of investment in associates (8,390) Income/(loss) before taxes (92,783) As of December 31, 2022 Available Funds Cash and cash equivalents 7,306 823 141,737 149,866 Short-term Investments — — 200,229 200,229 Consolidated cash, cash equivalents and short-term investments 7,306 823 341,966 350,095 4. Segment information continued Notes to the Consolidated Financial Statements continued

146 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 4. Segment information continued

| | For the year ended December 31, 2021 | | | |
|---|---|---|---|---|
| | Wholly-Owned Programs $ | Controlled Founded Entities $ | Parent Company & Other $ | Consolidated $ |
| Contract revenue | 8,129 | 1,500 | 350 | 9,979 |
| Grant revenue | 1,253 | — | 6,156 | 7,409 |
| Total revenue | 9,382 | 1,500 | 6,506 | 17,388 |
| General and administrative expenses | (8,673) | (365) | (48,161) | (57,199) |
| Research and development expenses | (65,444) | (918) | (44,108) | (110,471) |
| Total operating expense | (74,118) | (1,284) | (92,269) | (167,671) |
| Operating income/(loss) | (64,736) | 216 | (85,763) | (150,282) |
| Income/expenses not allocated to segments | | | | |
| Other income/(expense): | | | | |
| Gain/(loss) on investment held at fair value | | | | 179,316 |
| Realized loss on sale of investments | | | | (20,925) |
| Other income/(expense) | | | | 1,592 |
| Other income/(expense) | | | | 159,983 |
| Net finance income/(costs) | | | | 5,050 |
| Share of net income/(loss) of associate accounted for using the equity method | | | | (73,703) |
| Income/(loss) before taxes | | | | (58,953) |

## 5. Investments Held at Fair Value

Investments held at fair value include both unlisted and listed securities held by the Group. These investments, which include interests in Akili, Vor, Karuna, Sonde, Vedanta, Gelesis and other insignificant investments, are initially measured at fair value and are subsequently re-measured at fair value at each reporting date with changes in the fair value recorded through profit and loss. Activities related to such investments during the periods are shown below:

| Investments held at fair value | $ |
|---|---|
| Balance as of January 1, 2022 | 493,888 |
| Investment in Sonde preferred shares - Sonde deconsolidation | 11,168 |
| Sale of Karuna and Vor shares | (118,710) |
| Loss realised on sale of investments as a result of written call option | (29,303) |
| Investment in Akili common shares | 5,000 |
| Gelesis Earn-out Shares received in the SPAC exchange | 14,214 |
| Exchange of Gelesis preferred shares to Gelesis common shares | (92,303) |
| Loss – change in fair value through profit and loss | (32,060) |
| Balance as of December 31, 2022 and January 1, 2023 | 251,892 |
| Investment in Vedanta preferred shares – Vedanta deconsolidation | 20,456 |
| Investment in Gelesis 2023 Warrants | 1,121 |
| Sale of Karuna shares | (33,309) |
| Loss realised on sale of investments | (265) |
| Gain – change in fair value through profit and loss | 77,945 |
| **Balance as of December 31, 2023** | **317,841** |

PureTech Health plc Annual report and accounts 2023 147 Financial statem ents Vedanta On March 1, 2023, Vedanta issued convertible debt to a syndicate of investors. The Group did not participate in this round of financing. As part of the issuance of the debt, the convertible debt holders were granted representation on Vedanta's Board of Directors and the Group lost control over the Vedanta Board of Directors and the power to direct the relevant Vedanta activities. Consequently, Vedanta was deconsolidated on March 1, 2023 and its results of operations are included in the Consolidated Financial Statements through the date of deconsolidation. Following deconsolidation, the Group has significant influence over Vedanta through its voting interest in Vedanta and its remaining representation on Vedanta's Board of Directors. However, the Group only holds convertible preferred shares in Vedanta that do not provide their holders with access to returns associated with a residual equity interest, and as such are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest. Upon deconsolidation, the Group derecognized its assets, liabilities and non-controlling interest in respect of Vedanta and recorded its aforementioned investment in Vedanta at fair value. The deconsolidation resulted in a gain of $61,787. As of the date of deconsolidation, the investment in Vedanta convertible preferred shares held at fair value amounted to $20,456. During the year ended December 31, 2023, the Group recognized a loss of $6,303 for the changes in the fair value of the investment in Vedanta that was included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vedanta is $14,153 as of December 31, 2023. Karuna Karuna was deconsolidated in March 2019. During 2019, Karuna completed its IPO and the Group lost its significant influence in Karuna. The shares held in Karuna are accounted for as an investment held at fair value under IFRS 9. 2021 On February 9, 2021, the Group sold 1,000,000 common shares of Karuna for $118,000. On November 9, 2021, the Group sold an additional 750,000 common shares of Karuna for $100,125. As a result of the aforementioned sales, the Group recorded a loss of $20,925, attributable to blockage discount included in the sales price, in realized gain/(loss) on sale of investments within the Consolidated Statement of Comprehensive Income/(Loss). 2022 On August 8, 2022, the Group sold 125,000 shares of Karuna common stock. In addition, the Group wrote a series of call options entitling the holders thereof to purchase up to 477,100 Karuna common stock at a set price, which were exercised in full in August and September 2022. Aggregate proceeds to the Group from all aforementioned transactions amounted to $115,457, net of transaction fees. As a result of the aforementioned sales, the Group recorded a loss of $29,303, attributable to the exercise of the aforementioned call options, in realized gain/(loss) on sale of investment within the Consolidated Statement of Comprehensive Income/(Loss). 2023 During the three months ended December 31, 2023, the Group sold 167,579 shares of Karuna common stock with aggregate proceeds of $33,309, net of transaction fees. During the years ended December 31, 2023, 2022, and 2021 the Group recorded gains of $107,079, $134,952, $109,987, respectively for the changes in the fair value of the Karuna investment that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). As of December 31, 2023, the Group held 886,885 shares or 2.3 percent of total outstanding Karuna common stock. In December 2023, Karuna entered into a definitive merger agreement with Bristol Myers Squibb ("BMS") under which Karuna common shares were acquired by Bristol Myers Squibb for $330 per share in March 2024. See Note 28. Subsequent Events. The fair value of the Group’s investment in Karuna is $280,708 as of December 31, 2023. Vor Vor was deconsolidated in February 2019. As the Group did not hold common shares in Vor upon deconsolidation and the preferred shares it held did not have equity-like features. Therefore, the preferred shares held by the Group fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value with changes in fair value recorded in the Consolidated Statement of Comprehensive Income/(Loss). 2021 On January 8, 2021, the Group participated in the second closing of Vor’s Series B preferred share financing. For consideration of $500, the Group received an additional 961,538 Series B preferred shares. On February 9, 2021, Vor closed its initial public offering (the "IPO") of 9,828,017 shares of its common stock at a price of $18.00 per share. Subsequent to the closing, the Group held 3,207,200 shares of Vor common stock, representing 8.6 percent of Vor common stock. 2022 In August and December 2022, the Group sold an aggregate of 535,400 shares of Vor common stock for aggregate proceeds of $3,253. During the years ended December 31, 2023, 2022 and 2021, the Group recognized a loss of $11,756, a loss of $16,247, and a gain of $3,903, respectively, for the changes in the fair value of the investment that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Vor is $6,012 as of December 31, 2023. 5. Investments Held at Fair Value continued Notes to the Consolidated Financial Statements continued

148 PureTech Health plc Annual report and accounts 2023 Fi na nc ia l s ta te m en ts Gelesis Gelesis was deconsolidated in July 2019. The common stock held in Gelesis was accounted for under the equity method, while the preferred shares and warrants held by the Group fell under the guidance of IFRS 9 and were treated as financial assets held at fair value, with changes to the fair value of the instruments recorded through the Consolidated Statement of Comprehensive Income/(Loss). Please refer to Note 6. Investments in Associates for information regarding the Group's investment in Gelesis as an associate. 2021 During the year ended December 31, 2021, as the equity method based investment in Gelesis was reduced to zero previously, the Group allocated a portion of its share in the net loss in Gelesis of $73,703, to its preferred share and warrant investments in Gelesis, which were considered to be long-term interests in Gelesis. 2022 On January 13, 2022, Gelesis completed its business combination with Capstar Special Purpose Acquisition Corp ("Capstar"). As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by the Group, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (hereinafter "Gelesis Earn-out Shares"). In addition, the Group invested $15,000 in the class A common shares of Capstar as part of the Private Investment in Public Equity ("PIPE") transaction that took place immediately prior to the closing of the business combination and an additional approximately $4,961, as part of the Backstop agreement signed with Capstar on December 30, 2021 (See Note 6. Investments in Associates). Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. The exchange of the preferred stock (including warrants) for common stock (including common stock warrants) represents an additional investment in Gelesis equity investment. The Group recorded the changes in fair value of the preferred stock and warrants through the date of the exchange upon which the preferred shares and warrants were derecognized and recorded as an additional investment in Gelesis equity interest. All equity method losses allocated in prior periods against the investment in Gelesis held at fair value were reclassified to include within the equity method investment in Gelesis and were offset against the gain on dilution of interest. As part of the aforementioned exchange, the Group received 4,526,622 Gelesis Earn-out Shares, which were valued on the date of the exchange at $14,214. The Group accounted for such Gelesis Earn-out Shares under IFRS 9 as investments held at fair value with changes in fair value recorded through profit and loss. 2023 In February and May 2023, as part of Gelesis' issuance of senior secured promissory notes to the Group, Gelesis also issued to the Group (i) warrants to purchase 23,688,047 shares of Gelesis common stock with an exercise price of $0.2744 per share (ii) warrants to purchase 192,307,692 shares of Gelesis common stock at an exercise price of $0.0182 per share and (iii) warrants to purchase 43,133,803 shares of Gelesis common stock at an exercise price of $0.0142 per share. These warrants expire five years after issuance and are collectively referred to as the Gelesis 2023 Warrants. The Gelesis 2023 Warrants were recorded at their initial fair value of $1,121 and then subsequently re-measured to fair value through the profit and loss. As of December 31, 2023, the fair value of the Gelesis 2023 Warrants was $0 as Gelesis ceased operations in October 2023. During the years ended December 31, 2023, 2022 and 2021, the Group recognized a loss of $1,264, a loss of $18,476 and a gain of $34,566, respectively, related to the change in the fair value of these instruments that was included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). Sonde On May 25, 2022, Sonde completed a Series B preferred share financing, which resulted in the Group losing control over Sonde and the deconsolidation of Sonde. Therefore, the results of operations of Sonde are included in the Consolidated Financial Statements through the date of deconsolidation. Upon deconsolidation, the Group derecognized its assets and liabilities and non-controlling interest in respect of Sonde and recorded its aforementioned investments in Sonde at fair value. The deconsolidation resulted in a gain of $27,251. As of the date of deconsolidation, the investment in Sonde preferred shares held at fair value amounted to $11,168. Following deconsolidation, the Group had significant influence in Sonde through its 48.2% voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares have the same terms as common stock and provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The convertible Preferred A-2 and B shares do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value with changes in fair value recorded in profit and loss. Under IFRS 9, the A-2 and B preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest. During the years ended December 31, 2023 and 2022, the Group recognized a loss of $994, and a gain of $235, respectively, for the changes in the fair value of the investment in Sonde that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Group’s investment in Sonde is $10,408 as of December 31, 2023. 5. Investments Held at Fair Value continued Notes to the Consolidated Financial Statements continued

PureTech Health plc Annual report and accounts 2023 149 Financial statem ents Akili Akili was deconsolidated in 2018. At time of deconsolidation, as the Group did not hold common shares in Akili and the preferred shares it held did not have equity-like features. Therefore, the preferred shares held by the Group fell under the guidance of IFRS 9 and were treated as a financial asset held at fair value and changes to the fair value of the preferred shares were recorded through the Consolidated Statement of Comprehensive Income/(Loss), in accordance with IFRS 9. On May 25, 2021, Akili completed its Series D financing for gross proceeds of $110,000 in which Akili issued 13,053,508 Series D preferred shares. The Group did not participate in this round of financing and as a result, the Group's interest in Akili was reduced from 41.9 percent to 27.5 percent. On August 19, 2022, Akili Interactive merged with Social Capital Suvretta Holdings Corp. I, a special purpose acquisition company. The combined company's securities began trading on August 22, 2022 on the Nasdaq Stock Market under the ticker symbol "AKLI". As part of this transaction, the Akili Interactive shares held by the Group were exchanged for the common stock of the combined company's securities as well as unvested common stock ("Akili Earnout Shares") that will vest when the share price exceeds certain thresholds. In addition, as part of a PIPE transaction that took place concurrently with the closing of the transaction, the Group purchased 500,000 shares for a total consideration of $5,000. Following the closing of the aforementioned transactions, the Group holds 12,527,477 shares of the combined entity and 1,433,914 Akili Earn-out Shares, with fair value amounted to $6,422 as of December 31, 2023. During the years ended December 31, 2023, 2022 and 2021, the Group recognized a loss of $8,681, a loss of $131,419, and a gain of $32,151, respectively, for the changes in the fair value of the investment in Akili that were included in gain/(loss) on investments held at fair value within the Consolidated Statement of Comprehensive Income/(Loss). 6. Investments in Associates Gelesis Gelesis was founded by the Group and raised funding through preferred shares financings as well as issuances of warrants and loans. As of July 1, 2019, Gelesis was deconsolidated from the Group’s financial statements. Upon deconsolidation, the preferred shares and warrants held by the Group fell under the guidance of IFRS 9 Financial Instruments and were treated as financial assets held at fair value and the investment in common shares of Gelesis was subject to IAS 28 Investment in Associates as the Group had significant influence over Gelesis. 2021 Due to the Group's share in the losses of Gelesis, in 2020, the Group's investment in Gelesis accounted for under the equity method was reduced to zero. Since the Group had investments in Gelesis warrants and preferred shares that were deemed to be long-term interests, the Group continued recognizing its share in Gelesis losses while applying such losses to its preferred share and warrant investment in Gelesis accounted for as an investment held at fair value. In 2021, total investment in Gelesis, including the long-term interests, was reduced to zero. Since the Group did not incur legal or constructive obligations or made payments on behalf of Gelesis, the Group discontinued recognizing equity method losses in 2021. As of December 31, 2021, unrecognized equity method losses amounted to $38,101, which included $709 of unrecognized other comprehensive loss. During 2021, due to exercise of stock options into common shares in Gelesis, the Group's equity interest in Gelesis was reduced from 47.9 percent at December 31, 2020 to 42.0 percent as of December 31, 2021. The gain resulting from the issuance of shares to third parties and the resulting reduction in the Group's share in the accumulated deficit of Gelesis under the equity method was fully offset by the unrecognized equity method losses. Backstop agreement – 2022 and 2021 On December 30, 2021, the Group signed a Backstop agreement with Capstar and had committed to acquire Capstar class A common shares at $10 per share immediately prior to the closing of the business combination between Gelesis and Capstar, in case, the Available Funds, as defined in the agreement, were less than $15,000. According to the Backstop agreement, if the Group had to acquire any shares under the agreement, the Group would receive an additional 1,322,500 class A common shares of Capstar at no additional consideration. The Group determined that such agreement meets the definition of a derivative under IFRS 9 and as such should be recorded at fair value with changes in fair value recorded through profit and loss. The derivative was initially recorded at fair value adjusted to defer the day 1 gain equal to the difference between the fair value of $11,200 and transaction price of zero on the effective date of the Backstop agreement and as such was initially recorded at zero. The deferred gain was amortized over the period from the effective date until settlement date, January 13, 2022. During the years ended December 31, 2022 and 2021, the Group recognized income of $10,400 and $800, respectively, for the amortization of the deferred gain. During the year ended December 31, 2022, the Group recognized a loss of $2,776 in respect of the decrease in the fair value of the derivative until the settlement date, resulting in a net gain of $7,624 recorded during the year ended December 31, 2022 in respect of the Backstop agreement. The gain was included in other Income/(expense) in the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the derivative on the settlement date in the amount of $8,424 represents an additional investment in Gelesis as part of the SPAC transaction described below. On January 13, 2022, as part of the conclusion of the aforementioned Backstop agreement, the Group acquired 496,145 class A common shares of Capstar for $4,961 and received an additional 1,322,500 class A common shares of Capstar for no additional consideration. 5. Investments Held at Fair Value continued Notes to the Consolidated Financial Statements continued

150 PureTech Health plc Annual report and accounts 2023 Fi na nc ia l s ta te m en ts 2022 Share exchange – Capstar On January 13, 2022, Gelesis completed its business combination with Capstar. As part of the business combination, all shares in Gelesis, common and preferred, including the shares held by the Group, were exchanged for common shares of the merged entity and unvested common shares that will vest upon the stock price of the new combined entity reaching certain target prices (the "Gelesis Earn-out Shares"). In addition, the Group invested $15,000 in the class A common shares of Capstar as part of the PIPE transaction that took place immediately prior to the closing of the business combination and an additional $4,961, as part of the Backstop agreement described above. Pursuant to the business combination, Gelesis became a wholly-owned subsidiary of Capstar and Capstar changed its name to Gelesis Holdings, Inc., which began trading on the New York Stock Exchange under the ticker symbol "GLS" on January 14, 2022. Following the closing of the business combination, the PIPE transaction, the settlement of the aforementioned Backstop agreement with Capstar, and the exchange of all preferred shares in Gelesis to common shares in the new combined entity, the Group holds 16,727,582 common shares of Gelesis Holdings Inc., which was equal to approximately 23.2% of Gelesis Holdings Inc's outstanding common shares at the time of the exchange. Due to the Group's significant equity holding and voting interest in Gelesis, the Group continued to maintain significant influence in Gelesis and as such continued to account for its Gelesis equity investment under the equity method. Gelesis was deemed to be the acquirer in Gelesis Holdings Inc. and the financial assets and financial liabilities in Capstar were deemed to be acquired by Gelesis in consideration for the shares held by Capstar legacy shareholders. As such, the Group did not revalue the retained investment in Gelesis but rather treated the exchange as a dilution of its equity interest in Gelesis from 42.0 percent as of December 31, 2021 to 22.8 percent as of January 13, 2022 (including warrants that provide its holders access to returns associated with equity holders). After considering the aforementioned additional investments, the exchange of the preferred stock, previously accounted for as an investment held at fair value, to common stock (and representing an additional equity investment in Gelesis), the earn-out shares received in Gelesis (see Note 5. Investments Held at Fair Value) and the offset of previously unrecognized equity method losses, the net gain recorded on the dilution of interest amounted to $28,255. Impairment Following Gelesis’ decline in its market price in 2022 and its lack of liquidity, the Group recorded an impairment loss of $8,390 as of December 31, 2022 in respect of its investment in Gelesis. The recoverable amount of the investment in Gelesis was $4,910 as of December 31, 2022, which was determined based on fair value less costs to sell (which were estimated to be insignificant). Fair value was determined based on level 1 of the fair value hierarchy as Gelesis shares were traded on an active market as of December 31, 2022. The impairment loss was presented separately in the Consolidated Statement of Comprehensive Income/(loss) for the year ended December 31, 2022 in the line item impairment of investment in associates. 2023 During the year ended December 31, 2023, the Group entered into agreements with Gelesis to purchase senior secured convertible promissory notes and warrants for shares of Gelesis common stock (see Note 7. Investment in Notes from Associates). The warrants to purchase shares of Gelesis common stock represented potential voting rights to the Group and it is therefore necessary to consider whether they were substantive. If these potential voting rights were substantive and the Group had the practical ability to exercise the rights and take control of greater than 50% of Gelesis common stock, the Group would be required to consolidate Gelesis under the accounting standards. In February 2023, the Group obtained warrants to purchase 23,688,047 shares of Gelesis common stock (the “February Warrants”) at an exercise price of $0.2744 per share. The exercise of the February Warrants was subject to the approval of the Gelesis stockholders until May 1, 2023. On May 1, 2023, stockholder approval was no longer required for the Group to exercise the February Warrants. The potential voting rights associated with the February Warrants were not substantive as the exercise price of the February Warrants was at a significant premium to the fair value of the Gelesis common stock. In May 2023, the Group obtained warrants to purchase 235,441,495 shares of Gelesis common stock (the “May Warrants”). The May Warrants were exercisable at the option of the Group and had an exercise price of either $0.0182 or $0.0142. The May Warrants were substantive as the Group would have benefited from exercising such warrants since their exercise price was at the money or at an insignificant premium over the fair value of the Gelesis common stock. However, that benefit from exercising the May Warrants only existed for a short period of time because in June 2023, the potential voting rights associated with the May Warrants were impacted by the terms and conditions of the Merger Agreement as described below and were no longer substantive. 6. Investments in Associates continued Notes to the Consolidated Financial Statements continued

PureTech Health plc Annual report and accounts 2023 151 Financial statem ents In October 2023, the Group terminated the Merger Agreement with Gelesis and the potential voting rights associated with the May Warrants were not substantive. Also, in October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. A Chapter 7 trustee has been appointed by the Bankruptcy Court who has control over the assets and liabilities of Gelesis, effectively eliminating the authority and powers of the Board of Directors of Gelesis and its executive officers to act on behalf of Gelesis. The assets of Gelesis will be liquidated and Gelesis no longer has any officers or employees. The Group ceased accounting for Gelesis as an equity method investment as it no longer had significant influence in Gelesis. During the year ended December 31, 2023, the Group recorded $4,910 as its share in the losses of Gelesis and the Group’s balance in this equity method investment was zero as of December 31, 2023. Merger Agreement On June 12, 2023, PureTech Health LLC and Caviar Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of PureTech (“Merger Sub”), entered into an agreement (the "Merger Agreement"), pursuant to which Gelesis would merge with and into Merger Sub, with Merger Sub continuing as the surviving company ( the “Merger”). If the Merger had been completed, PureTech would have acquired all issued and outstanding shares of common stock of Gelesis not otherwise held by PureTech, and Gelesis would have become an indirect wholly-owned subsidiary of PureTech. On October 12, 2023, the Group terminated the Merger Agreement. Sonde On May 25, 2022, Sonde completed a Series B preferred share financing. As a result of the aforementioned financing, the Group's voting interest was reduced below 50% and the Group lost its control over Sonde and as such ceased to consolidate Sonde on the date the round of financing was completed. Following deconsolidation, the Group has significant influence in Sonde through its voting interest in Sonde and its remaining representation on Sonde's Board of Directors. The Group's voting interest at date of deconsolidation and as of December 31, 2022 was 48.2% and 40.17%, respectively. The Group holds Preferred A-1, A-2 and B shares. The Preferred A-1 shares, in substance, have the same terms as common stock and as such provide their shareholders with access to returns associated with a residual equity ownership in Sonde. Consequently, the investment in Preferred A-1 shares is accounted for under the equity method. The Preferred A-2 and B shares, however, do not provide their shareholders with access to returns associated with a residual equity interest and as such are accounted for under IFRS 9, as investments held at fair value. The fair value of the Preferred A-1 shares on the date of deconsolidation amounted to $7,716, which is the initial value of the equity method investment in Sonde. During the years ended December 31, 2023 and 2022, the Group recorded losses of $1,052 and $3,443, respectively, related to Sonde's equity method of accounting. As of December 31, 2023, the Sonde equity method investment has a balance of $3,185. The following table summarizes the activity related to the investment in associates balance for the years ended December 31, 2023 and 2022. Investment in Associates $ As of January 1, 2022 — Cash investment in associates 19,961 Additional investment as a result of settling the Backstop agreement (see above) 8,424 Gain on dilution of interest in associate (*) 13,793 Investment in Sonde - deconsolidation 7,680 Share in net loss of associates (27,749) Reversal of equity method losses recorded against LTI (due to decrease in the fair value of such LTI): (4,406) Share in other comprehensive loss of associates (166) Impairment (8,390) As of December 31, 2022 and January 1, 2023 9,147 Share in net loss of associates (6,055) Share in other comprehensive income of associates 92 As of December 31, 2023 3,185 * Gain on dilution of interest was further increased due to the receipt of Gelesis Earn-out Shares accounted for as investments held at fair value (see above). 6. Investments in Associates continued Notes to the Consolidated Financial Statements continued

152 PureTech Health plc Annual report and accounts 2023

Notes to the Consolidated Financial Statements continued

Financial statements

## 6. Investments in Associates continued

### Summarized financial information

The following table summarizes the financial information of Gelesis as of December 31, 2022 and for the years ended December 31, 2022 and 2021, as included in its own financial statements, adjusted for fair value adjustments at deconsolidation and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Group's interest in Gelesis. As of December 31, 2023, the Group's investment in Gelesis is $0 and Gelesis does not represent a significant equity method investment. As a result, such a disclosure for Gelesis is not presented for the year ended December 31, 2023.

| As of and for the year ended December 31, | 2022<br>$ | |
|---|---|---|
| Percentage ownership interest | 22.5% | |
| Non-current assets | 333,040 | |
| Current assets | 23,495 | |
| Non-current liabilities | (99,053) | |
| Current liabilities | (80,010) | |
| Non-controlling interests and options issued to third parties | (46,204) | |
| Net assets (deficit) attributable to shareholders of Gelesis Inc. | 131,268 | |
| Group's share of net assets (net deficit) | 29,504 | |
| Goodwill | 3,858 | |
| Impairment | (28,452) | |
| **Investment in associates** | 4,910 | |
| | 2022<br>$ | 2021<br>$ |
| Revenue | 25,767 | 11,185 |
| Loss from continuing operations (100%) | (111,567) | (271,430) |
| Total comprehensive loss (100%) | (112,285) | (273,005) |
| **Group's share in net losses - limited to net investment amount (*)** | (24,306) | (73,703) |
| **Group's share of total comprehensive loss - limited to net investment amount** | (24,472) | (73,703) |

* For the year ended December 31, 2022, the amount includes $4,406 reversal of equity method losses recorded against long-term Interests ("LTI") due to the decrease in fair value of such LTI.

## 7. Investment in Notes from Associates

### Gelesis

*Unsecured Promissory Note*

On July 27, 2022, the Group, as a lender, entered into an unsecured promissory note (the "Junior Note") with Gelesis, as a borrower, in the amount of $15,000. The Junior Note bears an annual interest rate of 15% per annum. The maturity date of the Junior Note is the earlier of December 31, 2023 or five business days following the consummation of a qualified financing by Gelesis. Based on the terms of the Junior Note, due to the option to convert to a variable amount of shares at the time of default, the Junior Note is required to be measured at fair value with changes in fair value recorded through profit and loss.

As of December 31, 2023 and December 31, 2022 the fair value of the Junior Note was $0 and $16,501, respectively. In the year ended December 31, 2023, the Group recorded a loss of $16,501 for the change in the fair value of the Junior Note which was included in gain/(loss) on investments in notes from associates within the Consolidated Statement of Comprehensive Income/(Loss). The fair value of the Junior Note was determined to be $0 as of December 31, 2023 as Gelesis has ceased operations and filed for bankruptcy. In the year ended December 31, 2022, the Group recorded interest income of $963 and a gain of $539 for the change in the fair value of the Junior Note which was included in other income/(expense) in the Consolidated Statement of Comprehensive Income/(Loss).

PureTech Health plc Annual report and accounts 2023 153 Financial statem ents Senior Secured Convertible Promissory Notes During the year ended December 31, 2023, the Group entered into multiple agreements with Gelesis to purchase for $11,850 senior secured convertible promissory notes (the "Senior Notes") and warrants for share of Gelesis common stock. The initial fair value of the Senior Notes was determined to be $10,729 while $1,121 was determined to be the initial fair value of the warrants. The Senior Notes represent debt instruments that are presented at fair value through profit and loss as the amounts receivable do not solely represent payments of principal and interest as the Senior Notes are convertible into Gelesis common stock. The Senior Notes are secured by a first-priority lien on substantially all assets of Gelesis and the guarantors (other than the equity interests in, and assets held by Gelesis s.r.l., a subsidiary of Gelesis, and certain other exceptions). In October 2023, Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code. Therefore, the Group determined that the fair value of the Senior Notes was $0 as of December 31, 2023 and the Group recorded a loss of $10,729 for the changes in the fair value of the Senior Notes. The loss was included in gain/(loss) on investments in notes from associates in the Consolidated Statement of Comprehensive Income/(Loss). Vedanta On April 24, 2023, Vedanta closed the second tranche of its convertible debt for additional proceeds of $18,000, of which $5,000 were invested by the Group. The convertible debt carries an interest rate of 9 percent per annum. The debt has various conversion triggers and the conversion price is established at the lower of 80% of the equity price of the last financing round, or a certain pre- money valuation cap established in the agreement. If the convertible debt is not earlier converted or repaid, the entire outstanding amount of the convertible debt shall be due and payable upon the earliest to occur of (a) the later of (x) November 1, 2025 and (y) the date which is sixty (60) days after all amounts owed under, or in connection with, the loan Vedanta received from a certain investor have been paid in full, or (b) the consummation of a Deemed Liquidation Event (as defined in Vedanta’s Amended and Restated Certificate of Incorporation). Due to the terms of the convertible debt, the investment in such convertible debt is measured at fair value with changes in the fair value recorded through profit and loss. During the years ended December 31, 2023, the Group recorded a loss of $400 for the changes in the fair value of the Vedanta convertible debt which was included in gain/(loss) on investments in notes from associates in the Consolidated Statement of Comprehensive Income/(Loss). Following is the activity in respect of investments in notes from associates during the periods. The fair value of the $4,600 note from associate as of December 31, 2023 is determined using unobservable Level 3 inputs. See Note 18. Financial Instruments for additional information. Investment in notes from associates $ Balance as of January 1, 2022 — Investment In Gelesis notes 15,000 Changes in the fair value of the notes 1,501 Balance as of December 31, 2022 and January 1, 2023 16,501 Investment In Gelesis notes 10,729 Investment in Vedanta convertible debt 5,000 Changes in the fair value of the notes and convertible debt (27,630) Balance as of December 31, 2023  4,600 7. Investment in Notes from Associates continued Notes to the Consolidated Financial Statements continued

154 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 8. Operating Expenses

Total operating expenses were as follows:

| For the years ending December 31, | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| General and administrative | **53,295** | 60,991 | 57,199 |
| Research and development | **96,235** | 152,433 | 110,471 |
| **Total operating expenses** | **149,530** | 213,425 | 167,671 |

The average number of persons employed by the Group during the year, analyzed by category, was as follows:

| For the years ending December 31, | 2023 | 2022 | 2021 |
|---|---|---|---|
| General and administrative | **40** | 57 | 52 |
| Research and development | **56** | 144 | 119 |
| **Total** | **96** | 201 | 171 |

The aggregate payroll costs of these persons were as follows:

| For the years ending December 31, | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| General and administrative | **24,586** | 25,322 | 26,438 |
| Research and development | **21,102** | 36,321 | 28,950 |
| **Total** | **45,688** | 61,643 | 55,388 |

Detailed operating expenses were as follows:

| For the years ending December 31, | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| Salaries and wages | **37,084** | 41,750 | 36,792 |
| Healthcare and other benefits | **2,599** | 2,908 | 2,563 |
| Payroll taxes | **1,590** | 2,286 | 2,084 |
| Share-based payments | **4,415** | 14,699 | 13,950 |
| **Total payroll costs** | **45,688** | 61,643 | 55,388 |
| Amortization | **1,979** | 3,048 | 2,940 |
| Depreciation | **2,955** | 5,845 | 4,347 |
| **Total amortization and depreciation expenses** | **4,933** | 8,893 | 7,287 |
| Other general and administrative expenses | **25,180** | 31,600 | 26,714 |
| Other research and development expenses | **73,729** | 111,288 | 78,282 |
| **Total other operating expenses** | **98,909** | 142,888 | 104,996 |
| **Total operating expenses** | **149,530** | 213,425 | 167,671 |

Please refer to Note 9. Share-based Payments for further disclosures related to share-based payments and Note 26. Related Parties Transactions for management's remuneration disclosures.

Auditor's remuneration:

| For the years ending December 31, | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| Audit of these financial statements | **2,241** | 1,716 | 1,183 |
| Audit of the financial statements of subsidiaries | **—** | 132 | 312 |
| Audit of the financial statements of associate** | **—** | 814 | 571 |
| Audit-related assurance services* | **445** | 1,157 | 1,868 |
| Non-audit related services | **9** | — | — |
| **Total** | **2,695** | 3,819 | 3,934 |

* 2023 - this amount represents assurance service relating to SOX controls work for purposes of the ICFR audit of Form 20-F; 2021 – $468 represents prepaid expenses related to an expected initial public offering of a subsidiary.

** Audit fees of $—, $720 and $500 in respect of financial statements of Gelesis for the years ended December 31, 2023, 2022, and 2021 respectively, are not included within the Consolidated Financial Statements. Fees related to the audit of the financial statements of Gelesis have been disclosed in respect of 2023, 2022, and 2021 as these fees went towards supporting the audit opinion on the Group accounts.

PureTech Health plc Annual report and accounts 2023 155

Financial statements

Notes to the Consolidated Financial Statements continued

## 9. Share-based Payments

Share-based payments includes stock options, time-based restricted stock units ("RSUs") and performance-based RSUs in which the expense is recognized based on the grant date fair value of these awards, except for performance-based RSUs to executives that are treated as liability awards where expense is recognized based on reporting date fair value up until settlement date.

### Share-based Payment Expense

The Group's share-based payment expense for the years ended December 31, 2023, 2022 and 2021, was $4,415, $14,699, and $13,950 respectively. The following table provides the classification of the Group's consolidated share-based payment expense as reflected in the Consolidated Statement of Income/(Loss):

| Year ended December 31, | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| General and administrative | 3,185 | 8,862 | 9,310 |
| Research and development | 1,230 | 5,837 | 4,640 |
| **Total** | **4,415** | 14,699 | 13,950 |

### The Performance Share Plan

In June 2015, the Group adopted the Performance Stock Plan (the "2015 PSP"). Under the 2015 PSP and subsequent amendments, awards of ordinary shares may be made to the Directors, senior managers and employees, and other individuals providing services to the Group up to a maximum authorized amount of 10.0 percent of the total ordinary shares outstanding. The shares have various vesting terms over a period of service between one and four years, provided the recipient remains continuously engaged as a service provider. The options awards expire 10 years from the grant date.

In June 2023 the Group adopted a new Performance Stock Plan (the "2023 PSP") that has the same terms as the 2015 PSP but instituted for all new awards a limit of 10.0 percent of the total ordinary shares outstanding over a five-year period.

The share-based awards granted under the PSPs are generally equity-settled (see cash settlements below). As of December 31, 2023, the Group had issued 27,384,777 units of share-based awards under these plans.

### RSUs

RSU activity for the years ended December 31, 2023, 2022 and 2021 is detailed as follows:

| | Number of Shares/Units | Weighted Average Grant Date Fair Value (GBP) (*) |
|---|---|---|
| **Outstanding (Non-vested) at January 1, 2021** | 3,422,582 | 2.46 |
| RSUs Granted in Period | 2,195,133 | 2.15 |
| Vested | (1,176,695) | 2.93 |
| Forfeited | (808,305) | 2.25 |
| **Outstanding (Non-vested) at December 31, 2021 and January 1, 2022** | 3,632,715 | 1.91 |
| RSUs Granted in Period | 4,309,883 | 1.76 |
| Vested | (696,398) | 2.80 |
| Forfeited | (1,155,420) | 2.67 |
| **Outstanding (Non-vested) at December 31, 2022 and January 1, 2023** | **6,090,780** | **1.74** |
| RSUs Granted in Period | 3,679,669 | 1.28 |
| Vested | (716,029) | 2.00 |
| Forfeited | (1,880,274) | 1.94 |
| **Outstanding (Non-vested) at December 31, 2023** | **7,174,146** | **1.10** |

* For liability awards - based on fair value at reporting date.

Each RSU entitles the holder to one ordinary share on vesting and the RSU awards are generally based on a vesting schedule over a one to three-year requisite service period in which the Group recognizes compensation expense for the RSUs. Following vesting, each recipient will be required to make a payment of one pence per ordinary share on settlement of the RSUs.

RSUs granted to the non-executive directors are time-based and equity-settled. The grant date fair value on such RSUs is recognized over the vesting term.

RSUs granted to executives are performance-based and vesting of such RSUs is subject to the satisfaction of both performance and market conditions. The performance condition is based on the achievement of the Group's strategic targets. The market conditions are based on the achievement of the absolute total shareholder return ("TSR"), TSR as compared to the FTSE 250 Index, and TSR as compared to the MSCI Europe Health Care Index. The RSU award performance criteria have changed over time as the criteria are continually evaluated by the Group's Remuneration Committee.

The Group recognizes the estimated fair value of performance-based awards with non-market conditions as share-based compensation expense over the performance period based upon its determination of whether it is probable that the performance targets will be achieved. The Group assesses the probability of achieving the performance targets at each reporting period. Cumulative adjustments, if any, are recorded to reflect subsequent changes in the estimated outcome of performance-related conditions.

156 **PureTech Health plc** Annual report and accounts 2023

Notes to the Consolidated Financial Statements continued

## 9. Share-based Payments continued

The fair value of the performance-based awards with market conditions is based on the Monte Carlo simulation analysis utilizing a Geometric Brownian Motion process with 100,000 simulations to value those shares. The model considers share price volatility, risk-free rate and other covariance of comparable public companies and other market data to predict distribution of relative share performance.

*Liability settled RSUs classification*

The RSUs to executives are treated as liability awards as the Group has a historical practice of settling these awards in cash, and as such adjusted to fair value at every reporting date until settlement with changes in fair value recorded in earnings as stock based compensation expense.

The Group incurred share-based payment expenses for RSUs of $827 (including $402 expense in respect of RSU liability awards), $1,637 (including $1,131 expense in respect of RSU liability awards), and $1,540 (including $589 expense in respect of RSU liability awards) for the years ended December 31, 2023, 2022 and 2021, respectively. The decrease in the share-based compensation expense in respect of the RSUs for the year ended December 31, 2023, as compared to the year ended December 31, 2022 is due to reduction in the fair value of the liability awards.

As of December 31, 2023, the carrying amount of the RSU liability awards was $4,782, $1,281 current; $3,501 non current, out of which $1,283 related to awards that have met all their performance and market conditions.

### Stock Options

Stock option activity for the years ended December 31, 2023, 2022 and 2021, is detailed as follows:

| | Number of Options | Wtd Average Exercise Price (GBP) | Wtd Average of remaining contractual term (in years) | Wtd Average Stock Price at Exercise (GBP) |
|---|---|---|---|---|
| **Outstanding at January 1, 2021** | 10,916,086 | 1.81 | 8.38 | |
| Granted | 5,424,000 | 3.34 | | |
| Exercised | (2,238,187) | 0.70 | | 3.63 |
| Forfeited and expired | (687,781) | 2.53 | | |
| **Options Exercisable at December 31, 2021 and January 1, 2022** | 4,773,873 | 1.42 | 6.50 | |
| **Outstanding at December 31, 2021 and January 1, 2022** | 13,414,118 | 2.58 | 8.29 | |
| Granted | 8,881,000 | 2.04 | | |
| Exercised | (577,022) | 0.50 | | 2.43 |
| Forfeited and expired | (3,924,215) | 2.89 | | |
| **Options Exercisable at December 31, 2022 and January 1, 2023** | **6,185,216** | **2.03** | **6.21** | |
| **Outstanding at December 31, 2022 and January 1, 2023** | **17,793,881** | **2.31** | **8.03** | |
| Granted | 3,120,975 | 2.22 | | |
| Exercised | (534,034) | 1.71 | | 2.46 |
| Forfeited and expired | (3,424,232) | 2.40 | | |
| **Options Exercisable at December 31, 2023** | **9,065,830** | **2.19** | **6.01** | |
| **Outstanding at December 31, 2023** | **16,956,590** | **2.29** | **7.20** | |

The fair value of the stock options awarded by the Group was estimated at the grant date using the Black-Scholes option valuation model, considering the terms and conditions upon which options were granted, with the following weighted-average assumptions:

| At December 31, | **2023** | 2022 | 2021 |
|---|---|---|---|
| Expected volatility | **43.69%** | 41.70% | 41.05% |
| Expected terms (in years) | **6.16** | 6.11 | 6.16 |
| Risk-free interest rate | **4.04%** | 2.13% | 1.06% |
| Expected dividend yield | **—** | — | — |
| Exercise price (GBP) | **2.22** | 2.04 | 3.34 |
| Underlying stock price (GBP) | **2.22** | 2.04 | 3.34 |

These assumptions resulted in an estimated weighted-average grant-date fair value per share of stock options granted during the years ended December 31, 2023, 2022 and 2021 of $1.37, $1.15 and $1.87, respectively.

The Group incurred share-based payment expense for the stock options of $3,310, $8,351 and $6,158 for the years ended December 31, 2023, 2022 and 2021, respectively.

Financial statements

PureTech Health plc Annual report and accounts 2023 157

Financial statements

Notes to the Consolidated Financial Statements continued

## 9. Share-based Payments continued

For shares outstanding as of December 31, 2023, the range of exercise prices is detailed as follows:

| Range of Exercise Prices (GBP) | Options Outstanding | Wtd Average Exercise Price (GBP) | Wtd Average of remaining contractual term (in years) |
|---|---|---|---|
| 0.01 | 439,490 | — | 5.76 |
| 1.00 to 2.00 | 4,989,572 | 1.54 | 5.64 |
| 2.00 to 3.00 | 6,664,028 | 2.25 | 8.55 |
| 3.00 to 4.00 | 4,863,500 | 3.33 | 7.10 |
| **Total** | **16,956,590** | **2.29** | **7.20** |

### Subsidiary Plans

Certain subsidiaries of the Group have adopted stock option plans. A summary of stock option activity by number of shares in these subsidiaries is presented in the following table:

| | **Outstanding as of January 1, 2023** | **Granted During the Year** | **Exercised During the Year** | **Expired During the Year** | **Forfeited During the Year** | **Deconsolidation During the Year** | **Outstanding as of December 31, 2023** |
|---|---|---|---|---|---|---|---|
| Entrega | **344,500** | — | — | — | — | — | **344,500** |
| Follica | **2,776,120** | — | — | **(2,170,547)** | **(605,573)** | — | — |
| Vedanta | **1,824,576** | — | — | **(1,313)** | **(29,607)** | **(1,793,656)** | — |

| | Outstanding as of January 1, 2022 | Granted During the Year | Exercised During the Year | Expired During the Year | Forfeited During the Year | Deconsolidation During the Year | Outstanding as of December 31, 2022 |
|---|---|---|---|---|---|---|---|
| Entrega | 349,500 | 45,000 | — | (50,000) | — | — | 344,500 |
| Follica | 2,686,120 | 90,000 | — | — | — | — | 2,776,120 |
| Sonde | 2,049,004 | — | — | — | — | (2,049,004) | — |
| Vedanta | 1,991,637 | 490,506 | (400,000) | (65,235) | (192,332) | — | 1,824,576 |

| | Outstanding as of January 1, 2021 | Granted During the Year | Exercised During the Year | Expired During the Year | Forfeited During the Year | Deconsolidation During the Year | Outstanding as of December 31, 2021 |
|---|---|---|---|---|---|---|---|
| Alivio | 3,888,168 | 197,398 | (2,373,750) | (506,260) | (1,205,556) | — | — |
| Entrega | 962,000 | — | (525,000) | (87,500) | — | — | 349,500 |
| Follica | 1,309,040 | 1,383,080 | — | (6,000) | — | — | 2,686,120 |
| Sonde | 2,192,834 | — | — | (51,507) | (92,323) | — | 2,049,004 |
| Vedanta | 1,741,888 | 451,532 | (52,938) | (76,491) | (72,354) | — | 1,991,637 |

The weighted-average exercise prices and remaining contractual life for the options outstanding as of December 31, 2023, were as follows:

| Outstanding at December 31, 2023 | **Number of options** | **Weighted-average exercise price $** | **Weighted-average contractual life outstanding** |
|---|---|---|---|
| Entrega | **344,500** | **1.91** | **3.92** |

There were no grants in 2023 under any of the subsidiary option plans. The weighted average exercise prices for the options granted for the years ended December 31, 2022 and 2021, were as follows:

| For the years ended December 31, | 2022 $ | 2021 $ |
|---|---|---|
| Entrega | 0.02 | — |
| Follica | 1.86 | 1.86 |
| Vedanta | 14.94 | 19.69 |

158 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 9. Share-based Payments continued

The weighted average exercise prices for options forfeited during the year ended December 31, 2023, were as follows:

| Forfeited during the year ended December 31, 2023 | Number of options | Weighted-average exercise price $ |
|---|---|---|
| Follica | 605,573 | 1.86 |
| Vedanta | 29,607 | 17.06 |

The weighted average exercise prices for options exercisable as of December 31, 2023, were as follows:

| Exercisable at December 31, 2023 | Number of Options | Weighted-average exercise price $ | Exercise Price Range $ |
|---|---|---|---|
| Entrega | 329,500 | 1.99 | 0.02-2.36 |

There were no subsidiary options exercised during the year ended December 31, 2023.

For the years ended December 31, 2023, 2022 and 2021, the subsidiaries incurred share-based payment expense of $277, $4,711 and $6,252, respectively.

## 10. Finance Income/(Costs), net

The following table shows the breakdown of finance income and costs:

| For the years ended December 31, | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| **Finance income** | | | |
| Interest income from financial assets | 16,012 | 5,799 | 214 |
| **Total finance income** | 16,012 | 5,799 | 214 |
| **Finance costs** | | | |
| Contractual interest expense on notes payable | (1,422) | (212) | (1,031) |
| Interest expense on other borrowings | (363) | (1,759) | (1,502) |
| Interest expense on lease liability | (1,544) | (1,982) | (2,181) |
| Gain/(loss) on foreign currency exchange | (94) | 14 | (56) |
| **Total finance cost – contractual** | (3,424) | (3,939) | (4,771) |
| Gain/(loss) from change in fair value of warrant liability | 33 | 6,740 | 1,419 |
| Gain/(loss) from change in fair value of preferred shares | 2,617 | 130,825 | 8,362 |
| Gain/(loss) from change in fair value of convertible debt | — | (502) | (175) |
| **Total finance income/(costs) – fair value accounting** | 2,650 | 137,063 | 9,606 |
| **Total finance costs – non cash interest expense related to sale of future royalties** | (10,159) | — | — |
| **Finance income/(costs), net** | 5,078 | 138,924 | 5,050 |

**PureTech Health plc** Annual report and accounts 2023 **159**

Financial statements

Notes to the Consolidated Financial Statements continued

## 11. Earnings/(Loss) per Share

Basic earnings/(loss) per share is calculated by dividing the Group's net income or loss for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding, net of treasury shares.

Diluted EPS is calculated by dividing the Group's net income or loss for the year by the weighted average number of ordinary shares outstanding, net of treasury shares, plus the weighted average number of ordinary shares that would be issued at conversion of all the dilutive potential ordinary shares into ordinary shares. Dilutive effects arise from equity-settled shares from the Group's share-based plans.

For the years ended December 31, 2023, 2022 and 2021, the Group incurred a net loss and therefore all outstanding potential securities were considered anti-dilutive. The amount of potential securities that were excluded from the diluted calculation amounted to 1,509,900, 3,134,131 and 6,553,905 shares, respectively.

Earnings/(Loss) Attributable to Owners of the Group:

| | **2023** | | 2022 | | 2021 | |
|---|---|---|---|---|---|---|
| | **Basic $** | **Diluted $** | Basic $ | Diluted $ | Basic $ | Diluted $ |
| Income/(loss) for the year, attributable to the owners of the Group | **(65,697)** | **(65,697)** | (50,354) | (50,354) | (60,558) | (60,558) |

Weighted-Average Number of Ordinary Shares:

| | **2023** | | 2022 | | 2021 | |
|---|---|---|---|---|---|---|
| | **Basic** | **Diluted** | Basic | Diluted | Basic | Diluted |
| Issued ordinary shares at January 1, | **278,566,306** | **278,566,306** | 287,796,585 | 287,796,585 | 285,885,025 | 285,885,025 |
| Effect of shares issued & treasury shares purchased | **(2,263,773)** | **(2,263,773)** | (3,037,150) | (3,037,150) | 705,958 | 705,958 |
| Weighted average number of ordinary shares at December 31, | **276,302,533** | **276,302,533** | 284,759,435 | 284,759,435 | 286,590,983 | 286,590,983 |

Earnings/(Loss) per Share:

| | **2023** | | 2022 | | 2021 | |
|---|---|---|---|---|---|---|
| | **Basic $** | **Diluted $** | Basic $ | Diluted $ | Basic $ | Diluted $ |
| Basic and diluted earnings/(loss) per share | **(0.24)** | **(0.24)** | (0.18) | (0.18) | (0.21) | (0.21) |

160 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 12. Property and Equipment

| Cost | Laboratory and Manufacturing Equipment $ | Furniture and Fixtures $ | Computer Equipment and Software $ | Leasehold Improvements $ | Construction in process $ | Total $ |
|---|---|---|---|---|---|---|
| Balance as of January 1, 2022 | 11,733 | 1,452 | 1,329 | 18,485 | 8,116 | 41,115 |
| Additions, net of transfers | 390 | — | 11 | 412 | 1,362 | 2,176 |
| Disposals | (118) | — | — | — | (77) | (195) |
| Deconsolidation of subsidiaries | — | — | (58) | — | — | (58) |
| Reclassifications | 1,336 | 58 | 137 | 5,067 | (6,598) | — |
| Balance as of December 31, 2022 | 13,341 | 1,510 | 1,419 | 23,964 | 2,803 | 43,037 |
| Additions, net of transfers | — | — | — | — | 87 | 87 |
| Disposals/Impairment | (2,886) | — | (137) | — | — | (3,023) |
| Deconsolidation of subsidiaries | (5,092) | (438) | (365) | (8,799) | (2,871) | (17,565) |
| Reclassifications | — | — | — | — | (18) | (18) |
| **Balance as of December 31, 2023** | **5,363** | **1,072** | **917** | **15,165** | **1** | **22,518** |

| Accumulated depreciation and impairment loss | Laboratory and Manufacturing Equipment $ | Furniture and Fixtures $ | Computer Equipment and Software $ | Leasehold Improvements $ | Construction in process $ | Total $ |
|---|---|---|---|---|---|---|
| Balance as of January 1, 2022 | (5,686) | (663) | (1,190) | (6,806) | — | (14,344) |
| Depreciation | (2,082) | (212) | (107) | (3,444) | — | (5,845) |
| Disposals | 57 | — | — | — | — | 57 |
| Deconsolidation of subsidiaries | — | — | 53 | — | — | 53 |
| Balance as of December 31, 2022 | (7,711) | (875) | (1,244) | (10,250) | — | (20,080) |
| Depreciation | (892) | (162) | (45) | (1,856) | — | (2,955) |
| Disposals | 543 | — | 38 | — | — | 581 |
| Deconsolidation of subsidiaries | 3,917 | 339 | 357 | 4,858 | — | 9,472 |
| **Balance as of December 31, 2023** | **(4,142)** | **(698)** | **(894)** | **(7,248)** | **—** | **(12,982)** |

| Property and Equipment, net | Laboratory and Manufacturing Equipment $ | Furniture and Fixtures $ | Computer Equipment and Software $ | Leasehold Improvements $ | Construction in process $ | Total $ |
|---|---|---|---|---|---|---|
| Balance as of December 31, 2022 | 5,630 | 635 | 174 | 13,714 | 2,803 | 22,957 |
| **Balance as of December 31, 2023** | **1,221** | **375** | **23** | **7,917** | **1** | **9,536** |

Depreciation of property and equipment is included in the general and administrative expenses and research and development expenses in the Consolidated Statement of Comprehensive Income/(Loss). The Group recorded depreciation expense of $2,955, $5,845 and $4,347 for the years ended December 31, 2023, 2022 and 2021, respectively.

PureTech Health plc Annual report and accounts 2023 161 Financial statem ents 13. Intangible Assets Intangible assets consist of licenses of intellectual property acquired by the Group through various agreements with third parties and are recorded at the value of the consideration transferred. Information regarding the cost and accumulated amortization of intangible assets is as follows: Cost Licenses $ Balance as of January 1, 2022 990 Additions 25 Impairment (163) Deconsolidation of subsidiary (21) Balance as of December 31, 2022 831 Additions 200 Impairment (105) Deconsolidation of subsidiaries (19) Balance as of December 31, 2023 906 Accumulated amortization Licenses $ Balance as of January 1, 2022 (3) Amortization (1) Deconsolidation of subsidiary 4 Balance as of December 31, 2022 — Amortization — Deconsolidation of subsidiary — Balance as of December 31, 2023 — Intangible assets, net Licenses $ Balance as of December 31, 2022 831 Balance as of December 31, 2023 906 Substantially all the intangible asset licenses represent in-process-research-and-development assets since they are still being developed and not ready for their intended use. As such, these assets are not amortized but tested for impairment annually. During the year ended December 31, 2023, the Group wrote off two of its research intangible assets for which research was ceased in the amount of $105. During the year ended December 31, 2023, Vedanta, Inc. was deconsolidated and as such, $19 net in intangible assets were derecognized. During the year ended December 31,2022, the Group wrote off one of its research intangible assets for which research was ceased in the amount of $163. During the year ended December 31, 2022, Sonde Health, Inc. was deconsolidated and as such, $18 net intangible assets were derecognized. The Group tested all intangible assets for impairment as of the balance sheet date and concluded that none of such assets were impaired. The Group had negligible amortization expense for the years ended December 31, 2022 and 2021 and no amortization expense for the year ended December 31, 2023. Notes to the Consolidated Financial Statements continued

162 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 14. Other Financial Assets

Other financial assets consist primarily of restricted cash reserved as collateral against a letter of credit with a bank that is issued for the benefit of a landlord in lieu of a security deposit for office space leased by the Group. The restricted cash was $1,628 and $2,124 as of December 31, 2023 and 2022, respectively.

## 15. Equity

Total equity for the Group as of December 31, 2023, and 2022, was as follows:

| Equity | December 31, 2023 $ | December 31, 2022 $ |
|---|---|---|
| Share capital, £0.01 par value, issued and paid 271,853,731 and 278,566,306 as of December 31, 2023 and 2022, respectively | **5,461** | 5,455 |
| Share premium | **290,262** | 289,624 |
| Treasury shares, 17,614,428 and 10,595,347 as of December 31, 2023 and 2022, respectively | **(44,626)** | (26,492) |
| Merger Reserve | **138,506** | 138,506 |
| Translation reserve | **182** | 89 |
| Other reserves | **(9,538)** | (14,478) |
| Retained earnings/(accumulated deficit) | **83,820** | 149,516 |
| Equity attributable to owners of the Group | **464,066** | 542,220 |
| Non-controlling interests | **(5,835)** | 5,369 |
| **Total equity** | **458,232** | 547,589 |

Changes in share capital and share premium relate primarily to incentive options exercises during the period.

Shareholders are entitled to vote on all matters submitted to shareholders for a vote. Each ordinary share is entitled to one vote and is entitled to receive dividends when and if declared by the Group's Directors.

On June 18, 2015, the Group acquired the entire issued share capital of PureTech LLC in return for 159,648,387 ordinary shares. This was accounted for as a common control transaction at cost. It was deemed that the share capital was issued in line with movements in share capital as shown prior to the transaction taking place. In addition, the merger reserve records amounts previously recorded as share premium.

Other reserves comprise the cumulative credit to share-based payment reserves corresponding to share-based payment expenses recognized through Consolidated Statement of Comprehensive Income/(Loss), settlements of vested stock awards as well as other additions that flow directly through equity such as the excess or deficit from changes in ownership of subsidiaries while control is maintained by the Group.

On May 9, 2022, the Group announced the commencement of a $50,000 share repurchase program (the "Program") of its ordinary shares of one pence each (the "Ordinary Shares"). The Group executed the Program in two equal tranches. The Group entered into an irrevocable non-discretionary instruction with Jefferies International Limited ("Jefferies") in relation to the purchase by Jefferies of the Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25,000 for each tranche, and the simultaneous on-sale of such Ordinary Shares by Jefferies to the Group, subject to certain volume and price restrictions. Jefferies made its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Group. Purchases could continue during any close period to which the Group was subject. The instruction to Jeffries could be amended or withdrawn so long as the Group was not in a close period or otherwise in possession of inside information.

Any purchases of the Ordinary Shares under the Program were carried out on the London Stock Exchange and could be carried out on any other UK recognized investment exchange in accordance with pre-set parameters and subject to limits prescribed by the Group's general authority to repurchase the Ordinary Shares granted by its shareholders at its annual general meeting on May 27, 2021, and relevant Rules and Regulations. All Ordinary Shares repurchased under the Program are held in treasury and re-issued for settlement of share-based awards. As of December 31, 2023, the Group had repurchased an aggregate of 18,278,873 Ordinary Shares under the share repurchase program with 7,683,526 shares repurchased in 2023. The Program was completed during the month ended February 2024.

As of December 31, 2023, the Group's issued share capital was 289,468,159 shares, including 17,614,428 shares repurchased under the Program and were held by the Group in treasury. The Group does not have a limited amount of authorized share capital.

PureTech Health plc Annual report and accounts 2023 163

Financial statements

Notes to the Consolidated Financial Statements continued

## 16. Subsidiary Preferred Shares

Preferred shares issued by subsidiaries often contain redemption and conversion features that are assessed under IFRS 9 in conjunction with the host preferred share instrument. This balance represents subsidiary preferred shares issued to third parties.

The subsidiary preferred shares are redeemable upon the occurrence of a contingent event, other than full liquidation of the Group, that is not considered to be within the control of the Group. Therefore these subsidiary preferred shares are classified as liabilities. These liabilities are measured at fair value through profit and loss. The preferred shares are convertible into ordinary shares of the subsidiaries at the option of the holders and are mandatorily convertible into ordinary shares under certain circumstances. Under certain scenarios, the number of ordinary shares receivable on conversion will change and therefore, the number of shares that will be issued is not fixed. As such the conversion feature is considered to be an embedded derivative that normally would require bifurcation. However, since the preferred share liabilities are measured at fair value through profit and loss, as mentioned above, no bifurcation is required.

The preferred shares are entitled to vote with holders of common shares on an as converted basis.

The fair value of all subsidiary preferred shares as of December 31, 2023 and December 31, 2022, is as follows:

| As of December 31, | **2023**<br>**$** | 2022<br>$ |
|---|---|---|
| Entrega | **169** | 169 |
| Follica | **—** | 350 |
| Vedanta Biosciences | **—** | 26,820 |
| **Total subsidiary preferred share balance** | **169** | 27,339 |

As is customary, in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, the holders of subsidiary preferred shares which are outstanding shall be entitled to be paid out of the assets of the subsidiary available for distribution to shareholders and before any payment shall be made to holders of ordinary shares. A merger, acquisition, sale of voting control or other transaction of a subsidiary in which the shareholders of the subsidiary immediately before the transaction do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation event. Additionally, a sale, lease, transfer or other disposition of all or substantially all of the assets of the subsidiary shall also be deemed a liquidation event.

As of December 31, 2023 and December 31, 2022, the minimum liquidation preference reflecting the amounts that would be payable to the subsidiary preferred holders upon a liquidation event of the subsidiaries, is as follows:

| As of December 31, | **2023**<br>**$** | 2022<br>$ |
|---|---|---|
| Entrega | **2,216** | 2,216 |
| Follica | **6,405** | 6,405 |
| Vedanta Biosciences | **—** | 149,568 |
| **Total minimum liquidation preference** | **8,621** | 158,189 |

For the years ended December 31, 2023 and 2022, the Group recognized the following changes in the value of subsidiary preferred shares:

| | $ |
|---|---|
| Balance as of January 1, 2022 | 174,017 |
| Decrease in value of preferred shares measured at fair value – finance costs (income) | (130,825) |
| Deconsolidation of subsidiary – (Sonde) | (15,853) |
| Balance as of December 31, 2022 | 27,339 |
| Decrease in value of preferred shares measured at fair value – finance costs (income) | (2,617) |
| Deconsolidation of subsidiary – (Vedanta) | (24,554) |
| **Balance as of December 31, 2023** | **169** |

164 PureTech Health plc Annual report and accounts 2023 Fi na nc ia l s ta te m en ts 17. Sale of Future Royalties Liability On March 4, 2011, the Group entered into a license agreement with Karuna Therapeutics, Inc. (“Karuna”) according to which the Group granted Karuna an exclusive license to research, develop and sell KarXT in exchange for a royalty on annual net sales, development and regulatory milestones and a fixed portion of sublicensing income, if any (hereinafter “License Agreement”). On March 22, 2023, the Group signed an agreement with Royalty Pharma (hereinafter "Royalty Purchase Agreement"), according to which the Group sold Royalty Pharma a partial right to receive royalty payments made by Karuna in respect of net sales of KarXT, if and when received. According to the Royalty Purchase Agreement, all royalties due to the Group under the License Agreement will be paid to Royalty Pharma up until an annual threshold of $60,000, while all royalties above such annual threshold in a given year will be split 33% to Royalty Pharma and 67% to the Group. Under the terms of the Royalty Purchase Agreement, the Group received a non-refundable initial payment of $100,000 at the execution of the Royalty Purchase Agreement and is eligible to receive additional payments in the aggregate of up to an additional $400,000 based on the achievement of certain regulatory and commercial milestones. The Group continues to hold the rights under the License Agreement and has a contractual obligation to deliver cash to Royalty Pharma for a portion of the royalties it receives. Therefore, the Group will continue to account for any royalties and regulatory milestones due to the Group under the License Agreement as revenue in its Consolidated Statement of Comprehensive Income/ (Loss) and record the proceeds from the Royalty Purchase Agreement as a financial liability on its Consolidated Statement of Financial Position. In determining the appropriate accounting treatment for the Royalty Purchase Agreement, management applied significant judgement. The acquisition of Karuna by Bristol Meyers Squibb (NYSE: BMY), which closed on March 18, 2024, had no impact on the Group's rights or obligations under the License Agreement or Royalty Purchase Agreement, each of which remains in full force and effect. In order to determine the amortized cost of the sale of future royalties liability, management is required to estimate the total amount of future receipts from and payments to Royalty Pharma under the Royalty Purchase Agreement over the life of the agreement. The $100,000 liability, recorded at execution of the Royalty Purchase Agreement, will be accreted to the total of these receipts and payments as interest expense over the life of the Royalty Purchase Agreement. These estimates contain assumptions that impact both the amortized cost of the liability and the interest expense that will be recognized in future periods. Additional proceeds received from Royalty Pharma will increase the Group’s financial liability. As royalty payments are made to Royalty Pharma, the balance of the liability will be effectively repaid over the life of the Royalty Purchase Agreement. The estimated timing and amount of royalty payments to and proceeds from Royalty Pharma are likely to change over the life of the Royalty Purchase Agreement. A significant increase or decrease in estimated royalty payments, or a significant shift in the timing of cash flows, will materially impact the sale of future royalties liability, interest expense and the time period for repayment. The Group will periodically assess the expected payments to, or proceeds from, Royalty Pharma, and any such changes in amount or timing of cash flows will require the Group to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future cash flows from the Royalty Purchase Agreement that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense. The following shows the activity in respect of the sale of future royalties liability: Sale of future royalties liability $ Balance as of January 1, 2023 — Amounts received at closing 100,000 Non cash interest expense recognized 10,159 Balance as of December 31, 2023 110,159 Notes to the Consolidated Financial Statements continued

PureTech Health plc Annual report and accounts 2023 165 Financial statem ents 18. Financial Instruments The Group’s financial instruments consist of financial assets in the form of notes, convertible notes and investment in shares, and financial liabilities, including preferred shares. Many of these financial instruments are presented at fair value, with changes in fair value recorded through profit and loss. Fair Value Process For financial instruments measured at fair value under IFRS 9, the change in the fair value is reflected through profit and loss. Using the guidance in IFRS 13, the total business enterprise value and allocable equity of each entity being valued can be determined using a market backsolve approach through a recent arm’s length financing round (or a future probable arm's length transaction), market/asset probability-weighted expected return method ("PWERM") approach, discounted cash flow approach, or hybrid approaches. The approaches, in order of strongest fair value evidence, are detailed as follows: Valuation Method Description Market – Backsolve The market backsolve approach benchmarks the original issue price (OIP) of the company’s latest funding transaction as current value. Market/Asset – PWERM Under a PWERM, the company value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise. Possible future outcomes can include IPO scenarios, potential SPAC transactions, merger and acquisition transactions as well as other similar exit transactions of the investee. Income Based – DCF The income approach is used to estimate fair value based on the income streams, such as cash flows or earnings, that an asset or business can be expected to generate. At each measurement date, investments held at fair value (that are not publicly traded) as well as the fair value of preferred share liabilities, including embedded conversion rights that are not bifurcated, were determined using the following allocation methods: option pricing model (“OPM”), PWERM, or hybrid allocation framework. The methods are detailed as follows: Allocation Method Description OPM The OPM model treats preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. PWERM Under a PWERM, share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise, as well as the rights of each share class. Hybrid The hybrid method is a combination of the PWERM and OPM. Under the hybrid method, multiple liquidity scenarios are weighted based on the probability of the scenario's occurrence, similar to the PWERM, while also utilizing the OPM to estimate the allocation of value in one or more of the scenarios. Valuation policies and procedures are regularly monitored by the Group. Fair value measurements, including those categorized within Level 3, are prepared and reviewed for reasonableness and compliance with the fair value measurements guidance under IFRS accounting standards. The Group measures fair value using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements: Fair Value Hierarchy Level Description Level 1 Inputs that are quoted market prices (unadjusted) in active markets for identical instruments. Level 2 Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instruments' valuation. Whilst the Group considers the methodologies and assumptions adopted in fair value measurements as supportable and reasonable, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investment existed. Notes to the Consolidated Financial Statements continued

166 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 18. Financial Instruments continued

### Subsidiary Preferred Shares Liability and Subsidiary Convertible Notes

The following table summarizes the changes in the Group's subsidiary preferred shares and convertible notes liabilities measured at fair value, which were categorized as Level 3 in the fair value hierarchy:

| | Subsidiary Preferred Shares $ | Subsidiary Convertible Notes $ |
|---|---|---|
| Balance at January 1, 2021 | 118,972 | 25,000 |
| Value at issuance | 37,610 | 2,215 |
| Conversion to subsidiary preferred shares | 25,797 | (25,797) |
| Accrued interest – contractual | — | 867 |
| Change in fair value | (8,362) | 175 |
| Balance at December 31, 2021 and January 1, 2022 | 174,017 | 2,461 |
| Value at issuance | — | 393 |
| Accrued interest – contractual | — | 48 |
| Deconsolidation – Sonde | (15,853) | (3,403) |
| Change in fair value | (130,825) | 502 |
| Balance at December 31, 2022 and January 1, 2023 | 27,339 | — |
| Change in fair value | (2,617) | — |
| Deconsolidation – Vedanta | (24,554) | — |
| **Balance at December 31, 2023** | **169** | **—** |

The change in fair value of preferred shares and convertible notes liabilities are recorded in finance income/(costs) – fair value accounting in the Consolidated Statement of Comprehensive Income/(Loss).

### Investments Held at Fair Value

*Karuna, Vor and Akili Valuation*

Karuna (Nasdaq: KRTX), Vor (Nasdaq: VOR), Akili (Nasdaq: AKLI) and additional immaterial investments are listed entities on an active exchange, and as such, the fair value as of December 31, 2023, was calculated utilizing the quoted common share price which is categorized as Level 1 in the fair value hierarchy.

*Vedanta and Sonde*

As of December 31, 2023, the Group accounts for the following investments under IFRS 9 as investments held at fair value with changes in fair value through the profit and loss: Sonde preferred A-2 and B shares and Vedanta convertible preferred shares (subsequent to the date of deconsolidation). The valuation of the aforementioned investments is categorized as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs to value such assets. During the year ended December 31, 2023, the Group recorded such investments at fair value and recognized a loss of $7,298 for the change in fair value of the investments. In addition, the Group determined that the fair value of its investment in the Gelesis 2023 Warrants was $0 as Gelesis ceased operations in October 2023.

The following table summarizes the changes in all the Group's investments held at fair value, which were categorized as Level 3 in the fair value hierarchy:

| | $ |
|---|---|
| Balance at January 1, 2021 | 206,892 |
| Cash purchase of Vor preferred shares | 500 |
| Reclassification of Vor from level 3 to level 1 | (33,365) |
| Gain/(loss) on change in fair value | 65,505 |
| Balance at December 31, 2021 | 239,533 |
| Deconsolidation of Sonde | 11,168 |
| Gelesis Earn-out Shares received in the SPAC exchange | 14,214 |
| Exchange of Gelesis preferred shares to Gelesis common shares | (92,303) |
| Reclassification of Akili to level 1 investment | (128,764) |
| Gain/(loss) on change in fair value | (31,253) |
| Balance at December 31, 2022 | 12,593 |
| Deconsolidation of Vedanta - new investment in Vedanta preferred shares | 20,456 |
| Investment in Gelesis 2023 Warrants | 1,121 |
| Gain/(loss) on changes in fair value | (9,299) |
| **Balance as of December 31, 2023** | **24,872** |

PureTech Health plc Annual report and accounts 2023 167

Notes to the Consolidated Financial Statements continued

Financial statements

## 18. Financial Instruments continued

The change in fair value of investments held at fair value is recorded in gain/(loss) on investments held at fair value in the Consolidated Statement of Comprehensive Income/(Loss).

At December 31, 2023, the Group's material investments held at fair value categorized as Level 3 in the fair value hierarchy include the preferred shares of Sonde and Vedanta, with fair value of $10,408 and $14,153, respectively. The significant unobservable inputs used at December 31, 2023 in the fair value measurement of these investments and the sensitivity of the fair value measurements for these investments to changes to these significant unobservable inputs are summarized in the table below.

| As of December 31, 2023 | | Investment (Sonde) Measured through Market Backsolve & OPM | |
|---|---|---|---|
| Unobservable Inputs | Input Value | Sensitivity Range | Investment Fair Value Increase/(Decrease) $ |
| Equity Value | 53,242 | -5% | (464) |
| | | +5% | 463 |
| Time to Liquidity | 2.00 | -6 Months | 39 |
| | | + 6 Months | (42) |
| Volatility | 60% | -10% | 19 |
| | | +10% | (35) |

| As of December 31, 2023 | | Investment (Vedanta) Measured through Market Backsolve that Leverages a Monte Carlo Simulation | |
|---|---|---|---|
| Unobservable Inputs | Input Value | Sensitivity Range | Investment Fair Value Increase/(Decrease) $ |
| Equity Value | 127,883 | -5% | (1,416) |
| | | +5% | 1,069 |
| Time to Liquidity | 1.23 | - 6 Months | (3,907) |
| | | + 6 Months | 1,261 |
| Volatility | 120% | -10% | (954) |
| | | +10% | 474 |

### Investments in Notes from Associates

As of December 31, 2022, the investment in notes from associates was $16,501 and represents investments the Group made in convertible promissory notes of Gelesis. During the year ended December 31, 2023, the Group invested $10,729 in convertible promissory notes of Gelesis and $5,000 in a convertible note of Vedanta. The Group recorded a loss of $27,630 for the change in fair value of the notes from associates in the gain/(loss) on investments in notes from associates within the Consolidated Statement of Comprehensive Income/Loss. The loss was driven by a reduction in the fair value of the Gelesis convertible promissory notes of $27,230 as Gelesis filed for bankruptcy in October 2023 and a change in the fair value of the Vedanata convertible note of $400.

The convertible debt issued by Vedanta was valued using a market backsolve approach that leverages a Monte Carlo simulation. The significant unobservable inputs categorized as Level 3 in the fair value hierarchy used at December 31, 2023, in the fair value measurement of the convertible debt are the same as the inputs disclosed above for Vedanta preferred shares.

168 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 18. Financial Instruments continued

### Fair Value Measurement and Classification

The fair value of financial instruments by category as of December 31, 2023 and 2022:

| | 2023 | | | | | |
|---|---|---|---|---|---|---|
| | Carrying Amount | | Fair Value | | | |
| | Financial Assets $ | Financial Liabilities $ | Level 1 $ | Level 2 $ | Level 3 $ | Total $ |
| **Financial assets[3]:** | | | | | | |
| Money Markets[1,2] | 156,705 | — | 156,705 | — | — | 156,705 |
| Investment in notes from associates | 4,600 | — | — | — | 4,600 | 4,600 |
| Investments held at fair value | 317,841 | — | 292,970 | — | 24,872 | 317,841 |
| **Total financial assets** | 479,146 | — | 449,675 | — | 29,472 | 479,146 |
| **Financial liabilities:** | | | | | | |
| Subsidiary preferred shares | — | 169 | — | — | 169 | 169 |
| Share-based liability awards | — | 4,782 | — | — | 4,782 | 4,782 |
| **Total financial liabilities** | — | 4,951 | — | — | 4,951 | 4,951 |

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2 Included within cash and cash equivalents.
3 Excluded from the table above are short-term investments of $136,062 that are classified at amortized cost as of December 31, 2023. The cost of these short-term investments approximates current fair value.

The Group has a number of financial instruments that are not measured at fair value in the Consolidated Statement of Financial Position. For these instruments the fair values are not materially different from their carrying amounts.

| | 2022 | | | | | |
|---|---|---|---|---|---|---|
| | Carrying Amount | | Fair Value | | | |
| | Financial Assets $ | Financial Liabilities $ | Level 1 $ | Level 2 $ | Level 3 $ | Total $ |
| Financial assets: | | | | | | |
| Money Markets[1,2] | 95,249 | — | 95,249 | — | — | 95,249 |
| Short-term investments[1] | 200,229 | — | 200,229 | — | — | 200,229 |
| Note from associate | 16,501 | — | — | — | 16,501 | 16,501 |
| Investments held at fair value | 251,892 | — | 239,299 | — | 12,593 | 251,892 |
| Trade and other receivables[3] | 11,867 | — | — | 11,867 | — | 11,867 |
| Total financial assets | 575,738 | — | 534,777 | 11,867 | 29,094 | 575,738 |
| Financial liabilities: | | | | | | |
| Subsidiary warrant liability | — | 47 | — | — | 47 | 47 |
| Subsidiary preferred shares | — | 27,339 | — | — | 27,339 | 27,339 |
| Subsidiary notes payable | — | 2,345 | — | 2,097 | 248 | 2,345 |
| Share-based liability awards | — | 5,932 | 4,396 | — | 1,537 | 5,932 |
| Total financial liabilities | — | 35,664 | 4,396 | 2,097 | 29,171 | 35,664 |

1 Issued by a diverse group of corporations, largely consisting of financial institutions, virtually all of which are investment grade.
2 Included within cash and cash equivalents.
3 Outstanding receivables are owed primarily by government agencies and large corporations, virtually all of which are investment grade.

PureTech Health plc Annual report and accounts 2023 169

Notes to the Consolidated Financial Statements continued

Financial statements

## 19. Subsidiary Notes Payable

The subsidiary notes payable are comprised of loans and convertible notes. As of December 31, 2023 and December 31, 2022, the loan in Follica and the convertible notes for Knode and Appeering did not contain embedded derivatives and therefore these instruments continue to be held at amortized cost. The notes payable consist of the following:

| As of December 31, | 2023 $ | 2022 $ |
|---|---|---|
| Loans | **3,439** | 2,097 |
| Convertible notes | **260** | 248 |
| **Total subsidiary notes payable** | **3,699** | 2,345 |

### Loans

In October 2010, Follica entered into a loan and security agreement with Lighthouse Capital Partners VI, L.P. The loan is secured by Follica's assets, including Follica's intellectual property and bears interest at a rate of 5.0 percent in the interest only period and 12.0 percent in the repayment period.

### Convertible Notes

Convertible Notes outstanding were as follows:

| | Knode $ | Appeering $ | Sonde $ | Total $ |
|---|---|---|---|---|
| January 1, 2022 | 94 | 141 | 2,461 | 2,696 |
| Gross principal – issuance of notes – financing activity | — | — | 393 | 393 |
| Accrued interest on convertible notes – finance costs | 5 | 8 | 48 | 60 |
| Change in fair value – finance costs | — | — | 502 | 502 |
| Deconsolidation | — | — | (3,403) | (3,403) |
| **December 31, 2022 and January 1, 2023** | 99 | 149 | — | 248 |
| Accrued interest on convertible notes – finance costs | 5 | 8 | — | 13 |
| **December 31, 2023** | **104** | **156** | — | **260** |

On April 6, 2021, and on November 24, 2021, Sonde issued unsecured convertible promissory notes to its existing shareholders for a combined total of $4,329, of which $2,215 were issued to third-party shareholders (and $2,113 were issued to the Group and eliminated in consolidation). In addition, in March 2022, Sonde issued an additional amount of $921, of which $393 were issued to third parties (and $528 issued to the Group and eliminated in consolidation). The notes bore interest at an annual rate of 6.0 percent and were to mature on the second anniversary of the issuance. The notes were to mandatorily convert in a Qualified Financing, as defined in the note purchase agreement, at a discount of 20.0 percent from the price per share in the Qualified Financing. In addition, the notes allowed for optional conversion concurrently with a discount of 20.0 percent from the price per share in the Non Qualified Equity Financing. Upon the completion of the Preferred B round of financing in Sonde on May 25, 2022, the Group lost control in Sonde and all convertible notes were derecognized as part of the deconsolidation – See Note 5. Investments Held at Fair Value.

For Sonde convertible notes, since these notes contained embedded derivatives, the notes were assessed under IFRS 9 and the entire financial instruments were elected to be accounted for as FVTPL. The Sonde notes were deconsolidated in May 2022 as described above.

170 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 20. Non-Controlling Interest

As of December 31, 2023, non-controlling interests include Entrega and Follica. Ownership interests of the non-controlling interests in these entities as of December 31, 2023 were 11.7 percent, and 19.9 percent, respectively. As of December 31, 2022, non-controlling interests include Entrega, Follica, and Vedanta. Ownership interests of the non-controlling interests in these entities were 11.7 percent , 19.9 percent, and 12.2 percent, respectively. As of December 31, 2021, non-controlling interests include Entrega, Follica, Sonde, and Vedanta. Ownership interests of the non-controlling interests in these entities were 11.7 percent, 19.9 percent, 6.2 percent and 3.7 percent, respectively. During the year ended December 31, 2023, Vedanta Biosciences, Inc was deconsolidated. During the year ended December 31, 2022, Sonde Health, Inc was deconsolidated. See Note 5. Investments Held at Fair Value.

Non-controlling interests include the amounts recorded for subsidiary stock options.

On June 11, 2021, the Group acquired the remaining 17.1 percent of the minority non-controlling interests of Alivio (after exercise of all in the money stock options) increasing its ownership to 100.0 percent of Alivio. The consideration for such non-controlling interests amounted to $1,224, to be paid in three equal installments, with the first installment of $408 paid at the effective date of the transaction and two additional installments to be paid upon the occurrence of certain contingent events. The Group recorded a contingent consideration liability of $560 at fair value for the two additional installments, resulting in a total acquisition cost of $968. The excess of the consideration paid over the book value of the non-controlling interest of approximately $9,636 was recorded directly as a charge to shareholders' equity. The second installment of $408 was paid in July 2021, upon the occurrence of the contingent event specified in the agreement. The contingent consideration liability was adjusted to fair value at the end of each reporting period with changes in fair value recorded in earnings. Changes in fair value of the aforementioned contingent consideration liability were not material. As of December 31, 2022, the remaining contingent liability was reduced to zero as the second contingent event did not occur.

On December 1, 2021, option holders in Entrega exercised options into shares of common stock, increasing the NCI interest held from 0.2 percent to 11.7 percent. During 2021, option holders in Vedanta exercised options and increased the NCI interest to 3.7 percent. The exercise of the options resulted in an increase in the NCI share in Entrega and Vedanta shareholder's deficit of $5,887. The amount together with the consideration paid by NCI ($101) amounted to $5,988 and was recorded as a gain directly in shareholders' equity.

On February 15, 2022, option holders in Vedanta exercised options into shares of common stock, increasing the NCI interest held from 3.7 percent to 12.2 percent. The exercise of the options resulted in an increase in the NCI share in Vedanta shareholder's deficit of $15,171. The amount together with the consideration paid by NCI ($7) amounted to $15,171 and was recorded as a gain directly in shareholders' equity.

## 21. Trade and Other Payables

Information regarding Trade and other payables was as follows:

| As of December 31, | 2023<br>$ | 2022<br>$ |
|---|---|---|
| Trade payables | **14,637** | 26,504 |
| Accrued expenses | **28,187** | 24,518 |
| Income tax payable | **—** | 57 |
| Liability for share-based awards | **1,281** | 1,805 |
| Other | **3** | 1,957 |
| **Total trade and other payables** | **44,107** | 54,840 |

PureTech Health plc Annual report and accounts 2023 171

Financial statements

Notes to the Consolidated Financial Statements continued

## 22. Long-term loan

In September 2020, Vedanta entered into a $15,000 loan and security agreement with Oxford Finance LLC. The loan is secured by Vedanta's assets, including equipment, inventory and intellectual property. The loan bears a floating interest rate of 7.7 percent plus the greater of (i) 30 day U.S. Dollar LIBOR reported in the Wall Street Journal or (ii) 0.17 percent. The loan matures September 2025 and requires interest-only payments prior to 2023. The loan also carries a final fee upon full repayment of 7.0 percent of the original principal, or $1,050. As part of the loan agreement, Vedanta also issued Oxford Finance LLC 12,886 Series C-2 preferred share warrants with an exercise price of $23.28 per share, expiring September 2030. The outstanding loan balance totaled approximately $15,400 as of December 31, 2022. On March 1, 2023, the Group derecognized the loan in connection with Vedanta's deconsolidation. Refer to Note 5. Investments Held at Fair Value.

The following table summarizes long-term loan activity for the years ended December 31, 2023 and 2022:

| | Long-term loan | |
|---|---|---|
| | **2023 $** | 2022 $ |
| Balance at January 1, | **15,400** | 15,118 |
| Accrued interest | **363** | 1,755 |
| Interest paid | **(300)** | (1,436) |
| Other | **(17)** | (38) |
| Deconsolidation of subsidiary | **(15,446)** | — |
| **Balance at December 31,** | **—** | 15,400 |

The long-term loan is presented as follows in the Statement of Financial Position as of December 31, 2023 and 2022:

| | Long-term loan | |
|---|---|---|
| | **2023 $** | 2022 $ |
| Current portion of long-term loan | **—** | 5,156 |
| Long-term loan | **—** | 10,244 |
| **Total Long-term loan** | **—** | 15,400 |

## 23. Leases and subleases

The activity related to the Group's right of use asset and lease liability for the years ended December 31, 2023 and 2022 is as follows:

| | Right of use asset, net | |
|---|---|---|
| | **2023 $** | 2022 $ |
| Balance at January 1, | **14,281** | 17,166 |
| Additions | **—** | 163 |
| Depreciation | **(1,979)** | (3,047) |
| Deconsolidated | **(2,477)** | — |
| **Balance at December 31,** | **9,825** | 14,281 |

| | Total lease liability | |
|---|---|---|
| | **2023 $** | 2022 $ |
| Balance at January 1, | **29,128** | 32,990 |
| Additions | **—** | 163 |
| Cash paid for rent – principal – financing cash flow | **(3,338)** | (4,025) |
| Cash paid for rent – interest | **(1,544)** | (1,982) |
| Interest expense | **1,544** | 1,982 |
| Deconsolidated | **(4,146)** | — |
| **Balance at December 31,** | **21,644** | 29,128 |

Depreciation of the right-of-use assets, which virtually all consist of leased real estate, is included in the general and administrative expenses and research and development expenses line items in the Statement of Comprehensive Income/(Loss). The Group recorded depreciation expense of $1,979, $3,047 and $2,938 for the years ended December 31, 2023, 2022 and 2021, respectively.

172 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 23. Leases and subleases continued

The following table details the short-term and long-term portion of the lease liability as of December 31, 2023 and 2022:

| | Total lease liability | |
|---|---|---|
| | **2023 $** | 2022 $ |
| Short-term portion of lease liability | **3,394** | 4,972 |
| Long-term portion of lease liability | **18,250** | 24,155 |
| **Total lease liability** | **21,644** | 29,128 |

The following table details the future maturities of the lease liability, showing the undiscounted lease payments to be paid after the reporting date:

| | **2023 $** |
|---|---|
| Less than one year | **4,689** |
| One to two years | **4,644** |
| Two to three years | **4,419** |
| Three to four years | **4,551** |
| Four to five years | **4,687** |
| More than five years | **2,796** |
| **Total undiscounted lease maturities** | **25,785** |
| Interest | **4,141** |
| **Total lease liability** | **21,644** |

During the year ended December 31, 2019, the Group entered into a lease agreement for certain premises consisting of 50,858 rentable square feet of space located at 6 Tide Street, Boston, Massachusetts. The lease commenced on April 26, 2019 for an initial term consisting of ten years and three months, and there is an option to extend the lease for two consecutive periods of five years each. The Group assessed at the lease commencement date whether it was reasonably certain to exercise the extension options, and deemed such options were not reasonably certain to be exercised. The Group will reassess whether it is reasonably certain to exercise the options only if there is a significant event or significant change in circumstances within its control.

On June 26, 2019, the Group executed a sublease agreement with Gelesis. The lease is for 9,446 rentable square feet located on the sixth floor of the Group's former office at 501 Boylston Street, Boston, Massachusetts. The sublease was set to expire on August 31, 2025, and was determined to be a finance lease. Gelesis ceased operations and filed for bankruptcy on October 30, 2023. As a result, the Group wrote off its receivable in the lease of $1,266 in 2023.

On January 23, 2023, the Group executed a sublease agreement with Allonnia, LLC ("Allonnia"). The sublease is for approximately 11,000 rentable square feet located on the third floor of the 6 Tide Street building where the Group's offices are currently located. Allonnia obtained possession of the premises on February 17, 2023 with a rent commencement date of May 17, 2023. The lease term is two years from the rent commencement date, and Allonnia has the option to extend the sublease for an additional year at the same terms. The annual lease fee is $1,111 per year. The sublease was determined to be an operating lease, and as such, the total lease payments under the sublease agreement are recognized over the lease term on a straight-line basis. In February 2024, Allonnia exercised the option and extended the lease term through May 31, 2026.

Rental income recognized by the Group during the year ended December 31, 2023 was $781 which was included in the other income/(expense) line item in the Consolidated Statement of Comprehensive Income/(Loss). In the year ended December 31, 2022, the Group did not recognize any rental income.

PureTech Health plc Annual report and accounts 2023 173

Financial statements

Notes to the Consolidated Financial Statements continued

## 24. Capital and Financial Risk Management

### Capital Risk Management

The Group's capital and financial risk management policy is to maintain a strong capital base to support its strategic priorities, maintain investor, creditor and market confidence as well as sustain the future development of the business. The Group's objectives when managing capital are to safeguard its ability to continue as a going concern, to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital. To maintain or adjust the capital structure, the Group may issue new shares or incur new debt. The Group has no material externally imposed capital requirements. The Group's share capital is set out in Note 15. Equity.

Management continuously monitors the level of capital deployed and available for deployment in the Wholly-Owned Programs segment and at Founded Entities. The Directors seek to maintain a balance between the higher returns that might be possible with higher levels of deployed capital and the advantages and security afforded by a sound capital position.

The Group's Directors have overall responsibility for the establishment and oversight of the Group's capital and risk management framework. The Group is exposed to certain risks through its normal course of operations. The Group's main objective in using financial instruments is to promote the development and commercialization of intellectual property through the raising and investing of funds for this purpose. The nature, amount and timing of investments are determined by planned future investment activity. Due to the nature of activities and with the aim to maintain the investors' funds as secure and protected, the Group's policy is to hold any excess funds in highly liquid and readily available financial instruments and maintain minimal exposure to other financial risks.

The Group has exposure to the following risks arising from financial instruments:

### Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments, and trade and other receivables. The Group held the following balances (not including the income tax receivable resulting from overpayment of income taxes as of December 31, 2022. See Note 27. Taxation):

| As of December 31 | 2023<br>$ | 2022<br>$ |
|---|---|---|
| Cash and cash equivalents | **191,081** | 149,866 |
| Short-term investments | **136,062** | 200,229 |
| Trade and other receivables | **2,376** | 11,867 |
| **Total** | **329,518** | 361,961 |

The Group invests its excess cash in U.S. Treasury Bills (presented as short-term investments), and money market accounts, which the Group believes are of high credit quality. Further, the Group's cash and cash equivalents and short-term investments are held at diverse, investment-grade financial institutions.

The Group assesses the credit quality of customers on an ongoing basis. The credit quality of financial assets is assessed by historical and recent payment history, counterparty financial position, and reference to credit ratings (if available) or to historical information about counterparty default rates. The Group does not have expected credit losses due to the high credit quality or healthy financial conditions of these counterparties. As of December 31, 2023 and 2022, none of the trade and other receivables were impaired.

### Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group actively manages its liquidity risk by closely monitoring the maturity of its financial assets and liabilities and projected cash flows from operations, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. Due to the nature of these financial liabilities, the funds are available on demand to provide optimal financial flexibility.

The table below summarizes the maturity profile of the Group's financial liabilities, including subsidiary preferred shares that have customary liquidation preferences, as of December 31, 2023 and 2022, based on contractual undiscounted payments:

| | 2023 | | | | |
|---|---|---|---|---|---|
| As of December 31 | Carrying Amount<br>$ | Within Three Months<br>$ | Three to Twelve Months<br>$ | One to Five Years<br>$ | Total<br>$ (*) |
| Subsidiary notes payable | **3,699** | **3,699** | **—** | **—** | **3,699** |
| Trade and other payables | **44,107** | **44,107** | **—** | **—** | **44,107** |
| Subsidiary preferred shares (Note 16)[1] | **169** | **169** | **—** | **—** | **169** |
| **Total** | **47,975** | **47,975** | **—** | **—** | **47,975** |

174 PureTech Health plc Annual report and accounts 2023

Notes to the Consolidated Financial Statements continued

Financial statements

## 24. Capital and Financial Risk Management continued

| | 2022 | | | | |
|---|---|---|---|---|---|
| As of December 31 | Carrying Amount $ | Within Three Months $ | Three to Twelve Months $ | One to Five Years $ | Total $ (*) |
| Long-term loan | 15,400 | 1,838 | 5,281 | 11,413 | 18,531 |
| Subsidiary notes payable | 2,345 | 2,345 | — | — | 2,345 |
| Trade and other payables | 54,840 | 54,840 | — | — | 54,840 |
| Warrants[2] | 47 | 47 | — | — | 47 |
| Subsidiary preferred shares (Note 16)[1] | 27,339 | 27,339 | — | — | 27,339 |
| Total | 99,971 | 86,409 | 5,281 | 11,413 | 103,103 |

1 Redeemable only upon a liquidation or deemed liquidation event, as defined in the applicable shareholder documents.
2 Warrants issued by subsidiaries to third parties to purchase preferred shares.
* Does not include payments in respect of lease obligations. For the contractual future payments related to lease obligations, see Note 23. Leases and subleases.

### Interest Rate Sensitivity

As of December 31, 2023, the Group had cash and cash equivalents of $191,081, and short-term investments of $136,062. The Group's exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. The Group has not entered into investments for trading or speculative purposes. Due to the conservative nature of the Group's investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts, a change in interest rates would not have a material effect on the fair market value of the Group's portfolio, and therefore, the Group does not expect operating results or cash flows to be significantly affected by changes in market interest rates.

### Controlled Founded Entity Investments

The Group maintains investments in certain Controlled Founded Entities. The Group's investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. The Group is, however, exposed to a preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. As discussed in Note 16. Subsidiary Preferred Shares, certain of the Group's subsidiaries have issued preferred shares that include the right to receive a payment in the event of any voluntary or involuntary liquidation, dissolution or winding up of a subsidiary, including in the event of "deemed liquidation" as defined in the incorporation documents of the entities, which shall be paid out of the assets of the subsidiary available for distribution to shareholders, and before any payment shall be made to holders of ordinary shares. The liability of preferred shares is maintained at fair value through the profit and loss. The Group's cash position supports the business activities of the Controlled Founded Entities. Accordingly, the Group views exposure to the third party preferred share liability as low.

### Deconsolidated Founded Entity Investments

The Group maintains certain debt or equity holdings in Founded Entities that are deconsolidated. These holdings are deemed either as investments and accounted for as investments held at fair value, or as associates and accounted for under the equity method. The Group's exposure to investments held at fair value is $317,841 as of December 31, 2023, and the Group may or may not be able to realize the value in the future. Accordingly, the Group views the risk as high. The Group's exposure to investments in associates is limited to the carrying amount of the investment in an associate. The Group is not exposed to further contractual obligations or contingent liabilities beyond the value of the initial investments. Accordingly, the Group does not view this as a high risk. As of December 31, 2023, Sonde is the only associate, and the carrying amount of the investment as associate is $3,185.

### Equity Price Risk

As of December 31, 2023, the Group held 886,885 common shares of Karuna, 2,671,800 common shares of Vor and 12,527,477 common shares of Akili. The fair value of these investments in Karuna, Vor and Akili was $292,831, of which approximately 96% is related to the Karuna common shares.

The investments in Karuna, Vor and Akili are exposed to fluctuations in the market price of these common shares. The effect of a 10.0 percent adverse change in the market price of Karuna, Vor and Akili common shares would cause a loss of approximately $29,283 to be recognized as a component of other income (expense) in the Consolidated Statement of Comprehensive Income/(Loss). However, the Group views exposure to equity price risk as low due to the definitive merger agreement Karuna entered into with Bristol Myers Squibb "BMS") in December 2023 under which Karuna common shares were acquired by Bristol Myers Squibb for $330 per share in March 2024.

### Foreign Exchange Risk

The Group maintains consolidated financial statements in the Group's functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at exchange rates prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods.

The Group does not currently engage in currency hedging activities since its foreign currency risk is limited, but the Group may begin to do so in the future if and when its foreign currency risk exposure changes.

PureTech Health plc Annual report and accounts 2023 175

Financial statements

Notes to the Consolidated Financial Statements continued

## 25. Commitments and Contingencies

The Group is a party to certain licensing agreements where the Group is licensing IP from third parties. In consideration for such licenses, the Group has made upfront payments and may be required to make additional contingent payments based on developmental and sales milestones and/or royalty on future sales. As of December 31, 2023, certain milestone events have not yet occurred, and therefore, the Group does not have a present obligation to make the related payments in respect of the licenses. Such milestones are dependent on events that are outside of the control of the Group, and many of these milestone events are remote of occurring. As of December 31, 2023 and December 31, 2022, payments in respect of developmental milestones that are dependent on events that are outside the control of the Group but are reasonably possible to occur amounted to approximately $7,371 and $8,666, respectively. These milestone amounts represent an aggregate of multiple milestone payments depending on different milestone events in multiple agreements. The probability that all such milestone events will occur in the aggregate is remote. Payments made to license IP represent the acquisition cost of intangible assets.

The Group was a party to certain sponsored research arrangements and is a party to arrangements with contract manufacturing and contract research organizations, whereby the counterparty provides the Group with research and/or manufacturing services. As of December 31, 2023 and 2022, the noncancellable commitments in respect of such contracts amounted to approximately $16,422 and $11,288, respectively.

In March 2024, a complaint was filed in Massachusetts District Court against the Group alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a Group subsidiary based on purported terms of a contract between such individual and the Group. The Group intends to defend itself vigorously though the ultimate outcome of this matter and the timing for resolution remains uncertain. No determination has been made that a loss, if any, arising from this matter is probable or that the amount of any such loss, or range of loss, is reasonably estimable.

The Group is involved from time-to-time in various legal proceedings arising in the normal course of business. Although the outcomes of these legal proceedings are inherently difficult to predict, the Group does not expect the resolution of such legal proceedings to have a material adverse effect on its financial position or results of operations. The Group did not book any provisions and did not identify any contingent liabilities requiring disclosure for any legal proceedings other than already included above for the years ended December 31, 2023 and 2022.

## 26. Related Parties Transactions

### Related Party Subleases and Royalties

During 2019, the Group executed a sublease agreement with a related party, Gelesis. As of December 31, 2022, the sublease receivable amounted to $1,285. During 2023, the sublease receivable was written down to $0 as Gelesis ceased operations and filed for bankruptcy.

The Group recorded $23, $89 and $113 of interest income with respect to the sublease during the years ended December 31, 2023, 2022, and 2021, respectively, which is presented within finance income in the Consolidated Statement of Comprehensive Income/(Loss).

The Group received royalties from Gelesis on its product sales. The Group recorded zero, $509, and $231 of royalty revenue during the years ended December 31, 2023, 2022, 2021, respectively, which is presented in contract revenue in the Consolidated Statement of Comprehensive Income/(Loss).

### Key Management Personnel Compensation

Key management includes executive directors and members of the executive management team of the Group (not including non-executive directors). The key management personnel compensation of the Group was as follows for the years ended December 31:

| As of December 31 | 2023<br>$ | 2022<br>$ | 2021<br>$ |
|---|---|---|---|
| Short-term employee benefits | **9,714** | 4,162 | 4,612 |
| Post-employment benefits | **41** | 55 | 54 |
| Termination Benefits | **417** | 152 | — |
| Share-based payment expense | **599** | 2,741 | 4,045 |
| **Total** | **10,772** | 7,109 | 8,711 |

Short-term employee benefits include salaries, health care and other non-cash benefits. Post-employment benefits include 401K contributions from the Group. Termination benefits include severance pay. Share-based payments are generally subject to vesting terms over future periods. See Note 9. Share-based Payments. As of 12/31/2023, the payable due to the key management employees was $4,732.

In addition the Group paid remuneration to non-executive directors in the amounts of $475, $655 and $605 for the years ended December 31, 2023, 2022 and 2021, respectively. Also, the Group incurred $373, $365, and $161 of stock based compensation expense for such non-executive directors for the years ended December 31, 2023, 2022, and 2021, respectively.

During the years ended December 31, 2023 and 2022, the Group incurred $46, and $51, respectively, of expenses paid to related parties.

176 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 26. Related Parties Transactions continued

### Convertible Notes Issued to Directors

Certain related parties of the Group have invested in convertible notes issued by the Group's subsidiaries. As of December 31, 2023 and December 31, 2022, the outstanding related party notes payable totaled $104 and $99, respectively, including principal and interest. The notes issued to related parties bear interest rates, maturity dates, discounts and other contractual terms that are the same as those issued to outside investors during the same issuances.

### Directors' and Senior Managers' Shareholdings and Share Incentive Awards

The Directors and senior managers hold beneficial interests in shares in the following businesses and sourcing companies as of December 31, 2023:

| | Business name (share class) | Number of shares held as of December 31, 2023 | Number of options held as of December 31, 2023 | Number of RSUs held as of December 31, 2023 | Ownership interest[1] |
|---|---|---|---|---|---|
| **Directors:** | | | | | |
| Dr Robert Langer | Entrega (Common) | **250,000** | **82,500** | — | **4.09%** |
| Dr Raju Kucherlapati | Enlight (Class B Common) | — | **30,000** | — | **3.00%** |
| Dr John LaMattina[2] | Akili (Common) | **56,554** | — | — | **0.07%** |
| | Vedanta Biosciences (Common) | **25,000** | **15,000** | — | **0.24%** |
| **Senior Managers:** | | | | | |
| Dr Bharatt Chowrira | Karuna (Common) | **5,000** | — | — | **0.01%** |

1 Ownership interests as of December 31, 2023 are calculated on a diluted basis, including issued and outstanding shares, warrants and options (and written commitments to issue options) but excluding unallocated shares authorized to be issued pursuant to equity incentive plans and any shares issuable upon conversion of outstanding convertible promissory notes.

2 Dr John LaMattina holds convertible notes issued by Appeering in the aggregate principal amount of $50,000.

Directors and senior managers hold 23,547,554 ordinary shares and 11.5 percent voting rights of the Group as of December 31, 2023. This amount excludes options to purchase 2,262,500 ordinary shares. This amount also excludes 7,301,547 shares, which are issuable based on the terms of performance based RSU awards granted to certain senior managers covering the financial years 2023, 2022 and 2021, and 102,732 shares, which are issuable to directors immediately prior to the Group's 2024 Annual General Meeting of Stockholders, based on the terms of the RSU awards granted to non-executive directors in 2023. Such shares will be issued to such senior managers and non-executive directors in future periods provided that performance and/or service conditions are met, and certain of the shares will be withheld for payment of customary withholding taxes.

### Other

See Note 7. Investment in Notes from Associates for details on the notes issued by Gelesis and Vedanta to the Group.

As of December 31, 2023, the Group has a receivable from Sonde and Vedanta in the amount of $1,569.

See Note 6. Investments in Associates for details on the execution and termination of Merger Agreement with Gelesis.

## 27. Taxation

Tax on the profit or loss for the year comprises current and deferred income tax. Tax is recognized in the Consolidated Statement of Comprehensive Income/(Loss) except to the extent that it relates to items recognized directly in equity.

For the years ended December 31, 2023, 2022 and 2021, the Group filed a consolidated U.S. federal income tax return which included all subsidiaries in which the Group owned greater than 80 percent of the vote and value. For the years ended December 31, 2023, 2022 and 2021, the Group filed certain consolidated state income tax returns which included all subsidiaries in which the Group owned greater than 50 percent of the vote and value. The remaining subsidiaries file separate U.S. tax returns.

Amounts recognized in Consolidated Statement of Comprehensive Income/(Loss):

| For the year ended December 31 | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| Income/(loss) for the year | **(66,628)** | (37,065) | (62,709) |
| Income tax expense/(benefit) | **30,525** | (55,719) | 3,756 |
| **Income/(loss) before taxes** | **(36,103)** | (92,783) | (58,953) |

Recognized Income Tax Expense/(Benefit):

| For the year ended December 31 | 2023 $ | 2022 $ | 2021 $ |
|---|---|---|---|
| Federal – current | **(2,246)** | 13,065 | 22,138 |
| State – current | **(46)** | 1,336 | 109 |
| Total current income tax expense/(benefit) | **(2,292)** | 14,401 | 22,247 |
| Federal – deferred | **29,294** | (48,240) | (15,416) |
| State – deferred | **3,523** | (21,880) | (3,075) |
| Total deferred income tax expense/(benefit) | **32,817** | (70,120) | (18,491) |
| **Total income tax expense/(benefit), recognized** | **30,525** | (55,719) | 3,756 |

PureTech Health plc Annual report and accounts 2023 177

Financial statements

Notes to the Consolidated Financial Statements continued

## 27. Taxation continued

The income tax expense/(benefit) was $30,525, $(55,719) and $3,756 in 2023, 2022 and 2021 respectively. The increase in tax expense for the year ended December 31, 2023 was primarily attributable to a lower pre-tax loss in the tax consolidated U.S. group, the tax in respect of the sale of future royalties to Royalty Pharma and the tax impact of derecognizing previously recognized deferred tax assets that are no longer expected to be utilized.

### Reconciliation of Effective Tax Rate

The Group is primarily subject to taxation in the U.S. A reconciliation of the U.S. federal statutory tax rate to the effective tax rate is as follows:

| | **2023** | | 2022 | | 2021 | |
|---|---|---|---|---|---|---|
| For the year ended December 31 | **$** | **%** | $ | % | $ | % |
| US federal statutory rate | **(7,573)** | **21.00** | (19,486) | 21.00 | (12,380) | 21.00 |
| State taxes, net of federal effect | **(3,974)** | **11.01** | (8,043) | 8.67 | (4,484) | 7.61 |
| Tax credits | **(9,167)** | **25.39** | (6,876) | 7.41 | (5,056) | 8.58 |
| Stock-based compensation | **589** | **(1.63)** | 788 | (0.85) | 555 | (0.94) |
| Finance income/(costs) – fair value accounting | **(556)** | **1.54** | (28,783) | 31.02 | (2,017) | 3.42 |
| Loss with respect to associate for which no deferred tax asset is recognized | **249** | **(0.69)** | 1,413 | (1.52) | 11,542 | (19.58) |
| Revaluation of deferred due to rate change | **—** | **0.00** | (8,856) | 9.54 | — | — |
| Nondeductible compensation | **872** | **(2.42)** | 300 | (0.32) | 746 | (1.27) |
| Recognition of deferred tax assets and tax benefits not previously recognized | **(433)** | **1.20** | (184) | 0.20 | (414) | 0.70 |
| Unrecognized deferred tax asset | **83,984** | **(232.63)** | 17,287 | (18.63) | 14,375 | (24.38) |
| Deconsolidation of subsidiary | **(17,506)** | **48.49** | (3,572) | 3.85 | — | — |
| Other | **1,321** | **(3.65)** | 293 | (0.32) | 889 | (1.51) |
| Worthless stock deduction | **(17,281)** | **47.87** | — | — | — | — |
| | **30,525** | **(84.52)** | (55,719) | 60.05 | 3,756 | (6.37) |

The Group is also subject to taxation in the UK, but to date, no taxable income has been generated in the UK. Changes in corporate tax rates can change both the current tax expense (benefit) as well as the deferred tax expense (benefit).

### Deferred Tax Assets and Liabilities

Deferred tax assets have been recognized in the U.S. jurisdiction in respect of the following items:

| For the year ended December 31 | **2023 $** | 2022 $ |
|---|---|---|
| Operating tax losses | **3,849** | 48,317 |
| Tax credits | **2,425** | 11,101 |
| Share-based payments | **5,210** | 8,423 |
| Capitalized research & development expenditures | **39,422** | 36,084 |
| Investment in Associates | **—** | 13,036 |
| Lease liability | **5,133** | 7,143 |
| Sale of future royalties | **35,920** | — |
| Other temporary differences | **1,770** | 2,957 |
| Deferred tax assets | **93,729** | 127,061 |
| Investments held at fair value | **(53,411)** | (47,877) |
| Right of use assets | **(2,330)** | (3,519) |
| Property and equipment, net | **(1,637)** | (2,348) |
| Investment in Associates | **(755)** | — |
| Deferred tax liabilities | **(58,133)** | (53,744) |
| Deferred tax assets (liabilities), net | **35,596** | 73,317 |
| Deferred tax liabilities, net, recognized | **(52,462)** | (19,645) |
| Deferred tax assets (liabilities), net, not recognized | **88,058** | 92,962 |

The Group has recognized deferred tax assets due to future reversals of existing taxable temporary differences that will be sufficient to recover the deferred tax assets. Our unrecognized deferred tax assets of $88,058 are primarily related to tax credits, capitalized research & development expenditures and deferred tax asset related to the sale of future royalties to Royalty Pharma. The Group does not believe it is probable that future taxable profit will be available to support the realizability of these unrecognized deferred tax assets.

178 PureTech Health plc Annual report and accounts 2023

Financial statements

Notes to the Consolidated Financial Statements continued

## 27. Taxation continued

### Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following carryforward losses, credits and temporary differences, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

| | 2023 $ | | 2022 $ | |
|---|---|---|---|---|
| For the year ended December 31 | Gross Amount | Tax Effected | Gross Amount | Tax Effected |
| Deductible temporary difference | 353,323 | 83,741 | 132,145 | 33,544 |
| Tax losses | 13,681 | 3,849 | 219,466 | 48,317 |
| Tax credits | 468 | 468 | 11,101 | 11,101 |
| Total | 367,472 | 88,058 | 362,712 | 92,962 |

### Tax Losses and Tax Credits Carryforwards

Tax losses and tax credits for which no deferred tax asset was recognized are presented below:

| | 2023 $ | | 2022 $ | |
|---|---|---|---|---|
| As of December 31 | Gross Amount | Tax Effected | Gross Amount | Tax Effected |
| Tax losses expiring: | | | | |
| Within 10 years | 4,741 | 1,284 | 23,930 | 5,387 |
| More than 10 years | 6,635 | 1,455 | 42,822 | 10,509 |
| Available Indefinitely | 2,305 | 1,110 | 152,714 | 32,421 |
| **Total** | 13,681 | 3,849 | 219,466 | 48,317 |
| Tax credits expiring: | | | | |
| Within 10 years | 43 | 43 | 43 | 43 |
| More than 10 years | 425 | 425 | 11,058 | 11,058 |
| Available indefinitely | — | — | — | — |
| **Total** | 468 | 468 | 11,101 | 11,101 |

The Group had U.S. federal net operating losses carry forwards ("NOLs") of $13,681, $219,466 and $215,400 as of December 31, 2023, 2022 and 2021, respectively, which are available to offset future taxable income. These NOLs expire through 2037 with the exception of $2,305 which is not subject to expiration. The Group had U.S. federal research and development tax credits of approximately $1,396, $4,500 and $3,900 as of December 31, 2023, 2022 and 2021, respectively, which are available to offset future taxes that expire at various dates through 2043. The Group also had Federal Orphan Drug credits of approximately $930 and $6,100 as of December 31, 2023, and 2022, which are available to offset future taxes that expire at various dates through 2043. A portion of these federal NOLs and credits can only be used to offset the profits from the Group's subsidiaries who file separate federal tax returns. These NOLs and credits are subject to review and possible adjustment by the Internal Revenue Service.

The Group had state net operating losses carry forwards ("NOLs") of approximately $111,446, $71,700 and $27,900 for the years ended December 31, 2023, 2022 and 2021, respectively, which are available to offset future taxable income. These NOLs expire at various dates beginning in 2030. The Group had Massachusetts research and development tax credits of approximately $98, $600 and $1,300 for the years ended December 31, 2023, 2022 and 2021, respectively, which are available to offset future taxes and expire at various dates through 2038. These NOLs and credits are subject to review and possible adjustment by state taxing authority.

Utilization of the NOLs and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Group has performed a Section 382 analysis through December 31, 2023. The results of this analysis concluded that certain net operating losses were subject to limitation under Section 382 of the Internal Revenue Code. None of the Group's net operating losses which are subject to a Section 382 limitation has been recognized in the financial statements.

### Tax Balances

The tax related balances presented in the Statement of Financial Position are as follows:

| For the year ended December 31 | 2023 $ | 2022 $ |
|---|---|---|
| Income tax receivable – current | 11,746 | 10,040 |
| Trade and other payables | — | (57) |

### Uncertain Tax Positions

The Group has no uncertain tax positions as of December 31, 2023. U.S. corporations are routinely subject to audit by federal and state tax authorities in the normal course of business.

PureTech Health plc Annual report and accounts 2023 179 Financial statem ents 28. Subsequent Events The Group has evaluated subsequent events after December 31, 2023, up to the date of issuance, April 25, 2024, of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto, except for the following: In January 2024, the Group launched two new Founded Entities (Seaport Therapeutics and Gallop Oncology) to advance certain programs from the Wholly-Owned Programs segment. Seaport Therapeutics ("Seaport") will advance certain central nervous system programs and relevant Glyph intellectual property. Gallop Oncology will advance LYT-200 and other galectin-9 intellectual property. The financial results of these programs were included in the Wholly-Owned Programs segment in the footnotes to the Consolidated Financial Statements, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023, 2022 and 2021, respectively. Upon raising dilutive third-party financing, the financial results of these two entities will be included in the Controlled Founded Entities segment to the extent that the Group maintains control over these entities. On May 9, 2022, the Group announced the commencement of a $50,000 share repurchase program (the "Program") of its ordinary shares of one pence each. In February 2024, the Group completed the Program and has repurchased an aggregate of 20,182,863 ordinary shares under the Program. These shares have been held as treasury shares and are being used to settle the vesting of restricted stock units or exercise of options. In March 2024, Karuna was acquired by Bristol Myers Squibb (“BMS”) in accordance with a definitive merger agreement signed in December 2023. As a result of this transaction, the Group received total proceeds of $292,672 before income tax in exchange for its holding of 886,885 shares of Karuna common stock. In March 2024, the Group announced a proposed capital return of $100,000 to its shareholders by way of a tender offer (the "Tender Offer"). The Tender Offer is expected to be launched in early May, subject to market conditions and shareholder approval. If the full $100,000 is not returned, then the Group intends to return any remainder following the completion of the Tender Offer, by way of a special dividend. In April 2024, Seaport Therapeutics, the Group's latest Founded Entity, raised $100,000 in a Series A financing, out of which $32,000 was invested by the Group. Following the Series A financing, the Group holds equity ownership in Seaport of 61.5 percent on a diluted basis. In April 2024, the Gelesis' Chapter 7 Trustee provided notice that a third party bid to purchase the assets subject to the bankruptcy had been accepted as a stalking horse bid, subject to Bankruptcy Court approval. If such sale of the assets is ultimately approved by the Bankruptcy Court and consummated, it is expected that PureTech could recover a portion of its investment in Gelesis senior secured convertible promissory notes. The ultimate resolution of this matter, any potential recovery, and the associated timing remain uncertain. The Group has not recorded any amount in its Consolidated Financial Statements related to amounts that may be received as a result of the bankruptcy process. Notes to the Consolidated Financial Statements continued

180 **PureTech Health plc** Annual report and accounts 2023

Financial statements

# Parent Company Statement of Financial Position

**For the years ended December 31**

| | Note | 2023 $000s | 2022 $000s |
|---|---|---|---|
| **Assets** | | | |
| **Non-current assets** | | | |
| Investment in subsidiary | 2 | **456,864** | 452,374 |
| **Total non-current assets** | | **456,864** | 452,374 |
| **Current assets** | | | |
| Other receivables | | — | 57 |
| Cash and cash equivalents | | **20,425** | 38,503 |
| **Total current assets** | | **20,425** | 38,560 |
| **Total assets** | | **477,289** | 490,934 |
| **Equity and liabilities** | | | |
| **Equity** | | | |
| Share capital | 3 | **5,461** | 5,455 |
| Share premium | 3 | **290,262** | 289,624 |
| Treasury stock | | **(44,626)** | (26,492) |
| Merger reserve | 3 | **138,506** | 138,506 |
| Other reserve | 3 | **21,596** | 18,114 |
| Retained earnings – (loss of $3,178 and income of $59,198 for 2023 and 2022, respectively) | 3 | **41,997** | 45,175 |
| **Total equity** | | **453,196** | 470,382 |
| **Current liabilities** | | | |
| Trade and other payables | | **2,033** | 2,475 |
| Intercompany payables | 4 | **22,061** | 18,078 |
| **Total current liabilities** | | **24,093** | 20,553 |
| **Total equity and liabilities** | | **477,289** | 490,934 |

Please refer to the accompanying notes to the PureTech Health plc financial information ("Notes"). Registered number: 09582467.

The PureTech Health plc financial statements were approved by the Board of Directors and authorized for issuance on April 25, 2024 and signed on its behalf by:

**Bharatt Chowrira**
Chief Executive Officer

April 25, 2024

The accompanying Notes are an integral part of these financial statements.

PureTech Health plc Annual report and accounts 2023 181 Financial statem ents Parent Company Statement of Cash Flows For the years ended December 31 2023 $000s 2022 $000s Cash flows from operating activities Net income (loss) (3,178) 59,198 Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: Non-cash items: Changes in operating assets and liabilities: Other receivables 57 (57) Intercompany payable 5,135 5,236 Accounts payable and accrued expenses (442) 619 Net cash provided by (used in) operating activities 1,572 64,995 Cash flows from investing activities: Net cash provided by (used in) investing activities — — Cash flows from financing activities: Purchase of treasury stocks (19,650) (26,492) Net cash provided by (used in) financing activities (19,650) (26,492) Net increase (decrease) in cash and cash equivalents (18,078) 38,503 Cash and cash equivalents at beginning of year 38,503 — Cash and cash equivalents at end of year 20,425 38,503 Supplemental disclosure of non-cash investing and financing activities: Increase (decrease) in investment against share-based awards 4,489 10,384 Conversion of intercompany receivable (net of a portion of intercompany payable) into investment — 293,904 Exercise of share-based awards against intercompany receivable/payable 1,153 332 The accompanying notes are an integral part of these financial statements.

182 PureTech Health plc Annual report and accounts 2023

Financial statements

# Parent Company Statement of Changes in Equity

**For the years ended December 31**

| | Share Capital | | | Treasury Shares | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount $000s | Share Premium $000s | Shares | Amount $000s | Merger Reserve $000s | Other Reserve $000s | Retained earnings/ (Accumulated deficit) $000s | Total equity $000s |
| **Balance January 1, 2022** | **287,796,585** | **5,444** | **289,303** | **—** | **—** | **138,506** | **7,730** | **(14,022)** | **426,961** |
| **Total comprehensive income (loss) for the year** | — | — | — | — | — | — | — | — | — |
| Exercise of stock options | 577,022 | 11 | 321 | — | — | — | — | — | 332 |
| Equity-settled share-based payments | — | — | — | — | — | — | 8,856 | — | 8,856 |
| Settlement of restricted stock units | 788,046 | — | — | — | — | — | 1,528 | — | 1,528 |
| Purchase of treasury stock | — | — | — | (10,595,347) | (26,492) | — | — | — | (26,492) |
| Net Income (loss) | — | — | — | — | — | — | — | 59,198 | 59,198 |
| **Balance December 31, 2022** | **289,161,653** | **5,455** | **289,624** | **(10,595,347)** | **(26,492)** | **138,506** | **18,114** | **45,175** | **470,382** |
| **Total comprehensive income (loss) for the year** | — | — | — | — | — | — | — | — | — |
| Exercise of stock options | 306,506 | 6 | 638 | 239,226 | 530 | — | (22) | — | 1,153 |
| Equity-settled share-based payments | — | — | — | — | — | — | 3,348 | — | 3,348 |
| Settlement of restricted stock units | — | — | — | 425,219 | 986 | — | 156 | — | 1,142 |
| Purchase of treasury stock | — | — | — | (7,683,526) | (19,650) | — | — | — | (19,650) |
| Net income (loss) | — | — | — | — | — | — | — | (3,178) | (3,178) |
| **Balance December 31, 2023** | **289,468,159** | **5,461** | **290,262** | **(17,614,428)** | **(44,626)** | **138,506** | **21,596** | **41,997** | **453,196** |

The accompanying Notes are an integral part of these financial statements.

PureTech Health plc Annual report and accounts 2023 183 Financial statem ents Notes to the Financial Statements (amounts in thousands, except share and per share data) 1. Accounting policies Basis of Preparation and Measurement The financial statements of PureTech Health plc (the “Parent”) are presented as of December 31, 2023 and 2022, and for the years ended December 31, 2023 and 2022, and have been prepared under the historical cost convention in accordance with international accounting standards in conformity with the requirements of UK-adopted International Financial Reporting Standards ("IFRSs"). The financial statements of PureTech Health plc also comply fully with IFRSs as issued by the International Accounting Standards Board (IASB). A summary of the significant accounting policies that have been applied consistently throughout the year are set out below. Certain amounts in the Parent Company Financial Statements and accompanying notes may not add due to rounding. All percentages have been calculated using unrounded amounts. Functional and Presentation Currency The functional currency of the Parent is United States ("U.S.”) Dollars and the financial statements are presented in U.S. Dollars. Investments Investments are stated at historical cost less any provision for impairment in value, and are held for long-term investment purposes. Provisions are based upon an assessment of events or changes in circumstances that indicate that an impairment has occurred, such as the performance and/or prospects (including the financial prospects) of the investee company being significantly below the expectations on which the investment was based, a significant adverse change in the markets in which the investee company operates, or a deterioration in general market conditions. Impairment If there is an indication that an asset might be impaired, the Parent would perform an impairment review. An asset is impaired if the recoverable amount, being the higher of fair value less cost to sell and value in use, is less than its carrying amount. Value in use is measured based on future discounted cash flows attributable to the asset. In such cases, the carrying value of the asset is reduced to its recoverable amount with a corresponding charge recognized in the profit and loss statement. Dividend Income Dividend received from the Parent's subsidiary is recorded as dividend income in the profit and loss statement. Financial Instruments Currently the Parent does not enter into derivative financial instruments. Financial assets and financial liabilities are recognized and cease to be recognized on the basis of when the related titles pass to or from the Parent company. Share-Based Payments Share-based payment awards granted in subsidiaries to employees, Board of Directors and consultants to be settled in Parent's equity instruments are accounted for as equity-settled share-based payment transactions in accordance with IFRS 2. Restricted stock units granted in subsidiaries to the executives are accounted for as share-based liability awards in accordance with IFRS 2 as they can be cash-settled at PureTech's discretion and have a history of being cash-settled. The grant date fair value of equity-settled share-based payment awards and the settlement date fair value of the share-based liability awards are recognized as an increase to the investment with a corresponding increase in equity. For equity-settled restricted stock units, the grant date fair value is the grant date share price. For share-based liability awards, the fair value at each reporting date is measured using the Monte Carlo simulation analysis considering share price volatility, risk-free rate, and other covariance of comparable public companies and other market data to predict distribution of relative share performance. For stock options, the fair value is measured using an option pricing model, which takes into account the terms and conditions of the options granted. When the subsidiary settles the equity awards other than by the Parent's equity, the settlement is recorded as a decrease in equity against a corresponding decrease to the investment account. 2. Investment in subsidiary $000s Balance at December 31, 2020 161,082 Decrease due to equity-settled share-based payments granted to employees and service providers in subsidiaries (12,996) Balance at December 31, 2021 148,086 Increase due to equity-settled share-based payments granted to employees and service providers in subsidiaries 10,384 Conversion of intercompany receivable (net of a portion of intercompany payable) into investment 293,904 Balance at December 31, 2022 452,374 Increase due to equity-settled share-based payments granted to employees and service providers in subsidiaries 4,489 Balance at December 31, 2023 456,864

184 PureTech Health plc Annual report and accounts 2023 Fi na nc ia l s ta te m en ts PureTech consists of the Parent and its subsidiaries (together, the “Group”). Investment in subsidiary represents the Parent’s investment in PureTech LLC as a result of the reverse acquisition of the Group’s financial statements immediately prior to the Parent’s initial public offering (“IPO”) on the London Stock Exchange in June 2015. PureTech LLC operates in the U.S. as a US- focused scientifically-driven research and development company that conceptualizes, sources, validates and commercializes different approaches to advance the needs of human health. For a summary of the Parent’s indirect subsidiaries, please refer to Note 1 of the Consolidated Financial Statements of the Group. The Parent recognizes in its investment in its operating subsidiary PureTech LLC, share-based payments granted to employees, executives, non-executive directors and service providers in its subsidiary. The decrease in 2021 and increases in investment in subsidiary in 2022 and 2023, respectively, are due to such share-based payments results from the expenses related to the grant of equity-settled share-based awards, as well as settlements and payments of these equity awards by the subsidiary, or settlement of share-based payments through equity by PureTech. 3. Share capital and reserves PureTech Health plc was incorporated with the Companies House under the Companies Act 2006 as a public company on May 8, 2015. On June 24, 2015, the Group authorized 227,248,008 of ordinary share capital at one pence apiece. These ordinary shares were admitted to the premium listing segment of the United Kingdom’s Listing Authority and traded on the Main Market of the London Stock Exchange for listed securities. In conjunction with the authorization of the ordinary shares, the Parent completed an IPO on the London Stock Exchange, in which it issued 67,599,621 ordinary shares at a public offering price of 160 pence per ordinary share, in consideration for $159.3 million, net of issuance costs of $11.8 million. Additionally, the IPO included an over-allotment option equivalent to 15 percent of the total number of new ordinary shares. The stabilization manager provided notice to exercise in full its over-allotment option on July 2, 2015. As a result, the Parent issued 10,139,943 ordinary shares at the offer price of 160 pence per ordinary share, which resulted in net proceeds of $24.2 million, net of issuance costs of $0.8 million. On March 12, 2018, the Group raised approximately $100.0 million, before issuance costs and other expenses, by way of a placing of 45,000,000 placing shares. During the years ended December 31, 2023 and 2022, other reserves increased by $3,482 and $10,384, respectively, primarily due to equity-settled share-based payments granted to employees, the Board of Directors and service providers in subsidiaries. See Note 2 above. Treasury stock On May 9, 2022, the Group announced the commencement of a $50,000 share repurchase program (the "Program") of its ordinary shares of one pence each (the “Ordinary Shares”). The Group executed the Program in two equal tranches. The Group entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of the Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25,000 for each tranche, and the simultaneous on-sale of such Ordinary Shares by Jefferies to the Group. Jefferies made its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Group. Purchases could continue during any close period to which the Group was subject. The instruction to Jeffries could be amended or withdrawn so long as the Group was not in a close period or otherwise in possession of inside information. Any purchases of the Ordinary Shares under the Program were carried out on the London Stock Exchange and could be carried out on any other UK recognized investment exchange in accordance with pre-set parameters and subject to limits prescribed by the Group’s general authority to repurchase the Ordinary Shares granted by its shareholders at its annual general meeting on May 27, 2021, and relevant Rules and Regulations. All Ordinary Shares repurchased under the Program are held in treasury. As of December 31, 2023, the Group repurchased an aggregate of 18,278,873 Ordinary Shares under the share repurchase program. The Program was completed during the month ended February 2024. 4. Intercompany payables The Parent had a balance due to its operating subsidiary PureTech LLC of $22,061 as of December 31, 2023, which is related to IPO costs and operating expenses. These intercompany payables do not bear any interest and are repayable upon demand. 5. Profit and loss account As permitted by Section 408 of the Companies Act 2006, the Parent’s profit and loss account has not been included in these financial statements. The Parent’s loss for the year was $3,178. 6. Directors’ remuneration, employee information and share-based payments The remuneration of the executive Directors of the Parent company is disclosed in Note 26. Related Parties Transactions, of the Group's Consolidated Financial Statements. Full details of Directors’ remuneration can be found in the audited sections of the Directors’ Remuneration Report. Full detail of the share-based payment charge and the related disclosures can be found in Note 9. Share-based Payments, of the Group's Consolidated Financial Statements. The Parent had no employees during 2023 or 2022. 2. Investment in subsidiary continued Notes to the Financial Statements continued

PureTech Health plc Annual report and accounts 2023 185 Financial statem entsWe were incorporated and registered under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom in May 2015 as “PureTech Health plc.” Our predecessor entity, PureTech Health LLC (the "Predecessor Entity"), commenced formal operations and began engaging in initial sourcing activities in 2004, raising its first financing round greater than $5 million in the same year. The Predecessor Entity was acquired by PureTech Health plc on June 18, 2015 in a reorganization completed in connection with our initial public offering on the London Stock Exchange. The Predecessor Entity is now a wholly- owned subsidiary of PureTech Health plc. Our registered office is situated at 13th Floor, One Angel Court, London, EC2R 7HJ, United Kingdom, and our telephone number is +(1) 617 482 2333. Our U.S. operations are conducted by our wholly-owned subsidiary PureTech Health LLC, a Delaware limited liability company. Our ordinary shares have traded on the main market of the London Stock Exchange since June 2015, and our ADSs have traded on the Nasdaq Global Market since November 2020. Our agent for service of process in the United States is PureTech Health LLC located at 6 Tide Street, Suite 400, Boston, Massachusetts 02210 where our corporate headquarters and laboratories are located. Our website address is http://puretechhealth.com. The reference to our website is an inactive textual reference only, and information contained in, or that can be accessed through our website or any other website cited in this annual report is not part of hereof. History and Development of the Company

186 PureTech Health plc Annual Report and Accounts 2023 A d d it io na l i nf o rm at io n statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may undertake. You should read this Annual Report and Accounts, our associated Annual Report on Form 20-F and the documents that we have filed as exhibits to the Annual Report on 20-F completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. This Annual Report and Accounts and our associated Annual Report on Form 20-F include statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Risks Related to our Financial Position and Need for Additional Capital We are a clinical-stage biotherapeutics company and have incurred significant operating losses since our inception. We may continue to incur significant operating losses for the foreseeable future. Investment in biotechnology, including therapeutic development and medical device development, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential therapeutic candidate will be unable to demonstrate effectiveness or an acceptable safety profile, gain regulatory approval or certification (where applicable) and become commercially viable. To date, only two of our Founded Entities’ medical devices, Gelesis, Inc.’s Plenity® and Akili Interactive Labs, Inc.’s EndeavorRx®, have received marketing authorization from the U.S. Food and Drug Administration, or the FDA, and have been CE Marked in the European Union, or EU. All of the therapeutic candidates in our Internal Programs and the majority of our Founded Entities’ therapeutic candidates may require substantial additional development time, including extensive clinical research, and resources before we would be able to apply for or receive regulatory clearances, certifications or approvals and begin generating revenue from therapeutic sales. Since our inception, we have invested most of our resources in developing our technology and therapeutic candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, raising capital and providing general and administrative support for these operations, including with respect to our Founded Entities. We are not operationally profitable and have incurred operating losses in each year since our inception. Our operating losses for the years ended December 31, 2021, 2022 and 2023 were $150.3 million, $197.8 million and $146.2 million, respectively. We have no therapeutics developed in our Internal Programs approved for commercial sale and have not generated any revenues from therapeutic sales, and we and our Founded Entities have financed operations solely through the sale of equity securities, revenue from strategic alliances and government funding and, with respect to certain of our Founded Entities, debt financings. We continue to incur significant research and development, or R&D, and other expenses related to ongoing operations and expect to incur losses for the foreseeable future. We anticipate continued losses for the foreseeable future. Due to risks and uncertainties associated with the development of drugs, biologics and medical devices, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the FDA, the European Medicines Agency, or the EMA, or other comparable foreign regulatory authorities and notified bodies in the EU to perform preclinical studies or clinical trials in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators’ clinical trials or the development of our existing therapeutic candidates and any other therapeutic candidates that we may identify. Even if our existing therapeutic candidates or any future therapeutic candidates that we may identify are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved therapeutic and ongoing compliance efforts. As of December 31, 2023, we had never generated revenue from the therapeutic candidates within our Internal Programs, and we may never be operationally profitable. We may never be able to develop or commercialize marketable therapeutics or achieve operational profitability. Revenue from the sale of any therapeutic candidate for which regulatory clearance, certification, authorization or approval is obtained will be dependent, in part, upon the size of the markets in the territories for which we gain regulatory clearance, certification, authorization or approval, the accepted price for the therapeutic, the ability to obtain reimbursement at any price and whether Our business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and Accounts, including the following risk factors which we face and which are faced by our industry. These risks are not listed in any particular order of priority and are intended to supplement the risks identified elsewhere. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occur. This Annual Report and Accounts and our associated Annual Report on Form 20-F also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere. All statements contained in this Annual Report and Accounts and our associated Annual Report on Form 20-F, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this Annual Report and Accounts and associated Annual Report on Form 20-F include, among other things, statements about: — our ability to realize value from our Founded Entities, which may be impacted if we reduce our ownership to a minority interest or otherwise cede control to other investors through contractual agreements or otherwise; — the success, cost and timing of our clinical development within our Internal Programs and our Founded Entities, including the progress of, and results from, our Internal Programs’ and Founded Entities’ preclinical and clinical trials of LYT-100, LYT-200, SPT-300 (formerly known as LYT- 300), SPT-310 (formerly known as LYT-310), SPT-320 (formerly known as LYT-320), or our therapeutics candidates, and our technology platforms and other potential therapeutic candidates within our Internal Programs and therapeutic candidates being developed by our Founded Entities; — our ability to obtain and maintain regulatory clearance, certification, authorization, or approval of the therapeutic candidates within our Internal Programs or our Founded Entities, and any related restrictions, limitations or warnings in the label of any of the therapeutic candidates, if cleared, certified, authorized, or approved; — our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our Internal Programs or our Founded Entities are designed to target; — our plans to pursue research and development of other future therapeutic candidates; — the potential advantages of the therapeutic candidates within our Internal Programs and the therapeutic candidates developed by our Founded Entities; — the rate and degree of market acceptance and clinical utility of our therapeutic candidates; — the success of our collaborations and partnerships with third parties; — our estimates regarding the potential market opportunity for the therapeutic candidates within our Internal Programs and the therapeutic candidates being developed by our Founded Entities; — our sales, marketing and distribution capabilities and strategy; — our ability to establish and maintain arrangements for manufacture of the therapeutic candidates within our Internal Programs and therapeutic candidates being developed by our Founded Entities; — our intellectual property position; — our expectations related to the use of capital; — the effect of any pandemic or public health crises, including mitigation efforts and economic effects, on any of the foregoing or other aspects of our business operations; — our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; — the impact of government laws and regulations; and — our competitive position. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You should refer to the below for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking Risk Factor Annex

PureTech Health plc Annual Report and Accounts 2023 187 Risk Factor Annex continued A d d itio nal info rm atio n Our future funding requirements, both short-term and long-term, will depend on many factors, including, but not limited to: — the time and cost necessary to complete ongoing, planned and future unplanned clinical trials (such term to include clinical studies in these Risk Factors where context requires and the item being studied or subject of a potential study may be regulated as a medical device in the EU), including our ongoing clinical trials for certain of our therapeutic candidates, and potential future clinical trials for certain of our therapeutic candidates; — the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA and other comparable foreign regulatory authorities; — the progress, timing, scope and costs of our preclinical studies, clinical trials and other related activities for our ongoing and planned clinical trials, and potential future clinical trials; — the costs of obtaining clinical and commercial supplies of raw materials and drug products for the therapeutic candidates within our Internal Programs, as applicable, and any other therapeutic candidates we may identify and develop; — our ability to successfully identify and negotiate acceptable terms for third-party supply and contract manufacturing agreements with contract manufacturing organizations, or CMOs; — the costs of commercialization activities for any of the therapeutic candidates within our Internal Programs that receive marketing approval, including the costs and timing of establishing therapeutic sales, marketing, distribution and manufacturing capabilities, or entering into strategic collaborations with third parties to leverage or access these capabilities; — the amount and timing of sales and other revenues from the therapeutic candidates within our Internal Programs, if approved, including the sales price and the availability of coverage and adequate third-party reimbursement; — the cash requirements of our Founded Entities and our ability and willingness to provide them with financing; — the cash requirements of any future acquisitions or discovery of therapeutic candidates; — the time and cost necessary to respond to technological and market developments, including other therapeutics that may compete with one or more of our Internal Programs or those of our Founded Entities; — the costs of acquiring, licensing or investing in intellectual property rights, therapeutics, therapeutic candidates and businesses; — our ability to attract, hire and retain qualified personnel as we expand R&D and establish a commercial infrastructure; — the costs of maintaining, expanding and protecting our intellectual property portfolio; — the costs of operating as a public company in the United Kingdom, or UK, and the United States, or US, and maintaining listings on both the London Stock Exchange, or the LSE, and The Nasdaq Global Market, or Nasdaq; and — costs associated with any adverse market conditions or other macroeconomic factors. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit or terminate one or more research or development programs or the potential commercialization of any approved therapeutics or be unable to expand operations or otherwise capitalize on business opportunities, as desired, which could materially affect our business, prospects, financial condition and results of operations. Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to current therapeutic candidates or to any future therapeutic candidates on unfavorable terms. To the extent that we or our Founded Entities raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. The incurrence of additional indebtedness would result in increased fixed payment obligations and could involve additional restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term, but limit our potential cash flow and revenue in the future. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or therapeutic candidates, or grant licenses or other rights on unfavorable we own the commercial rights for that territory. Our growth strategy depends on our ability to generate revenue. In addition, if the number of addressable patients is not as anticipated, the indication or intended use cleared, certified, authorized or approved by regulatory authorities or notified bodies is narrower than expected, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of such therapeutics, even if cleared, certified, authorized or approved. Even if we are able to generate revenue from the sale of any cleared, certified, authorized or approved therapeutics, we may not become operationally profitable and may need to obtain additional funding to continue operations. Even if we achieve operational profitability in the future, we may not be able to sustain profitability in subsequent periods. If we are unable to achieve sustained profitability, it would depress the value of our company and could impair our ability to raise capital, expand our business, diversify our R&D pipeline, market the therapeutic candidates within our Internal Programs, if cleared or approved, and pursue or continue our operations. Our prior losses, combined with expected future losses, have had and may continue to have an adverse effect on our shareholders’ equity and working capital. We may require substantial additional funding to achieve our business goals. If we are unable to obtain this funding when needed and on acceptable terms, we could be forced to delay, limit or terminate certain of our therapeutic development efforts. Certain of our Founded Entities will similarly require substantial additional funding to achieve their business goals. Across our Internal Programs and our Founded Entities, we established the underlying platforms that have resulted in the development of 29 therapeutics and therapeutic candidates, including two (Plenity and EndeavorRx) that have received both U.S. FDA and European marketing authorization and a third (KarXT) that has been filed for FDA approval. Developing biotherapeutics is expensive and time-consuming, and with respect to the therapeutic candidates within our Internal Programs, we expect to require substantial additional capital to conduct research, preclinical studies and clinical trials for our current and future programs, establish pilot scale and commercial scale manufacturing processes and facilities, seek regulatory approvals for the therapeutic candidates within our Internal Programs and launch and commercialize any therapeutics for which we receive regulatory approval, including building our own commercial sales, marketing and distribution organization. With respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when doing so would be in the interests of our shareholders. We expect to finance our future cash needs through a combination of public and private equity offerings, debt financings, strategic partnerships, sales of assets and alliances and licensing arrangements, among others. We, and indirectly, our shareholders, may bear the cost of issuing and servicing any such securities and of entering into and maintaining any such strategic partnerships or other arrangements. Because any decision by us to issue debt or equity securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future financing transactions. Our management and strategic decision makers have not made decisions regarding the future allocation of certain of our resources among our Founded Entities, but evaluate the needs and opportunities with respect to each of these Founded Entities routinely and on a case-by-case basis. In connection with any collaboration agreements relating to our Internal Programs, we are also responsible for the payments to third parties of expenses that may include milestone payments, license maintenance fees and royalties, including in the case of certain of our agreements with academic institutions or other companies from whom intellectual property rights underlying their respective programs have been in-licensed or acquired. Because the outcome of any preclinical or clinical development and regulatory approval process is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development, regulatory approval or certification process and potential commercialization of our Internal Programs and any future therapeutic candidates we may identify. As of December 31, 2023, we had cash, cash equivalents and short term investments of $326 million at the PureTech Health plc level. Based on current projections, the Directors believe that the company has sufficient available funding to extend operations into at least 2027. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, sales of assets or programs, other sources, such as strategic collaborations or license and development agreements, or a combination of these approaches. Even if we believe we have sufficient funds for our current or future operating plans, we may opportunistically seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing therapeutic development and corporate activities.

188 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n share capital of such Founded Entities, similar to other investors who are party to these agreements. In addition, many of our Founded Entities have employee share plans which further dilute our interest in such business. If the affairs of one or more of our Founded Entities were to be conducted or impacted in a manner detrimental to our interests or intentions the value we are able to realize from such entity may be diminished. For example, on October 30, 2023, Gelesis ceased operations and filed a voluntary petition for Chapter 7 bankruptcy liquidation in October 2023. If we were unable to realize our interest in a Founded Entity or suffer dilution of our shareholding, this could have a material adverse effect on our business, financial condition or results of operation and prospects. Our overall value may be dominated by a single or limited number of our Founded Entities. A large proportion of our overall value may at any time reside in a small proportion of our Founded Entities. Accordingly, there is a risk that if one or more of the intellectual property or commercial rights relevant to a valuable business were impaired, this would have a material adverse impact on our overall value. Furthermore, a large proportion of our overall revenue may at any time be the subject of one, or a small number of, licensed technologies. Should the relevant licenses be terminated or expire this would be likely to have a material adverse effect on the revenue received by us. Any material adverse impact on the value of the business of a Founded Entity could, in the situations described above, or otherwise, have a material adverse effect on our business, financial condition, trading performance and/or prospects. We have limited information about and limited control or influence over our Non-Controlled Founded Entities. While we maintain ownership of equity interests in our Non-Controlled Founded Entities, we do not maintain voting control or direct management and development efforts for these entities. Each of these entities are independently managed, and we do not control the clinical and regulatory development of these Non-Controlled Founded Entities’ therapeutic candidates. Any failure by our Non-Controlled Founded Entities to adhere to regulatory requirements, initiate preclinical studies and clinical trials on schedule or to obtain clearances or approvals for their therapeutic candidates could have an adverse effect on our business, financial condition, results of operation and prospects. The information included in this report about our Non-Controlled Founded Entities is based on (i) our knowledge, which may in some cases be limited, (ii) information that is publicly available, including the public filings of SEC reporting companies, such as Vor, Akili and Gelesis, and (iii) information provided to us by our Non-Controlled Founded Entities. Where a date is provided, the information included in this report about our Non-Controlled Founded Entities is as of that date and you should not assume that it is accurate as of any other date. As such, there may be developments at our Non- Controlled Founded Entities of which we are unaware that could have an adverse effect on our business, financial condition, results of operation and prospects. For example, on October 30, 2023, Gelesis ceased operations and filed a voluntary petition for Chapter 7 bankruptcy liquidation in October 2023. Our Founded Entities are difficult to value given that many of their therapeutic candidates are in the development stage. Investments in early-stage companies, particularly privately held entities, are inherently difficult to value since sales, cash flow and tangible asset values are very limited, which makes the valuation highly dependent on expectations of future development, and any future significant revenues would only arise in the medium to longer terms and are uncertain. Equally, investments in companies just commencing the commercial stage are also difficult to value since sales, cash flow and tangible assets are limited, they have only commenced initial receipts of revenues and valuations are still dependent on expectations of future development. There can be no guarantee that our valuation of our Founded Entities will be considered to be correct in light of the early stage of development for many of these entities and their future performance. As a result, we may not realize the full value of our ownership in such Founded Entities which could adversely affect our business and results of operations. For example, on November 15, 2019, resTORbio, Inc., or resTORbio, announced that its lead therapeutic candidate, RTB101, did not meet its primary endpoint in its Phase 3 study and ceased further development leading to a decline in resTORbio’s stock price from $9.27 to $1.09 and our sale of 7,680,700 common shares of resTORbio. As a result of the foregoing, we recognized a total cash loss of approximately $10 million from our initial investment through sale of shares. terms. Any such additional fundraising efforts for us may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize therapeutic candidates that we may identify and pursue. Moreover, such financing may result in dilution to shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, if any of our Founded Entities raises funds through the issuance of equity securities, our shareholders’ indirect equity interest in such Founded Entity could be substantially diminished. If any of our Founded Entities raises additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or these therapeutic candidates or grant licenses on terms that are not favorable to us. If we engage in acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks. We may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring complementary therapeutics, intellectual property rights, technologies or businesses. Any acquisition or strategic partnership may entail numerous risks, including: — increased operating expenses and cash requirements; — the assumption of indebtedness or contingent liabilities; — the issuance of our equity securities which would result in dilution to our shareholders; — assimilation of operations, intellectual property, therapeutics and therapeutic candidates of an acquired company, including difficulties associated with integrating new personnel; — the diversion of our management’s attention from our existing therapeutic programs and initiatives in pursuing such an acquisition or strategic partnership; — retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships; — risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing therapeutics or therapeutic candidates and regulatory approvals; and — our inability to generate revenue from acquired intellectual property, technology and/or therapeutics sufficient to meet our objectives or even to offset the associated transaction and maintenance costs. In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Risks Related to Our Founded Entities Our ability to realize value from our Founded Entities may be impacted if we reduce our ownership or otherwise cede control to other investors through contractual agreements or otherwise. We do not have a majority interest in our Non-Controlled Founded Entities. Our interests may be further reduced as such companies raise capital from third-party investors. In addition, we may agree to contractual arrangements for the funding of further developments by one or more of our Founded Entities. As a result, with respect to our Non-Controlled Founded Entities, we may not be able to exercise control over the affairs of such Founded Entity, including that Founded Entity’s governance arrangements and access to management and financial information. We are also party to agreements with certain of our Founded Entities that contain provisions which could force us to exit from that Founded Entity at a time and/or price determined by other investor(s) (for example, by the exercise of drag-along rights). If we were forced to exit out of a Founded Entity, this could have a material adverse effect on our business, financial condition or results of operations and prospects. In addition, if the affairs of one or more Founded Entities in which we hold a minority stake were to be conducted in a manner detrimental to our interests or intentions, our business, reputation and prospects may be adversely affected. As certain of our Founded Entities have completed equity financings, they have entered into certain agreements with the investors participating in such financings, including us. We are party to voting agreements with Entrega, Inc., or Entrega Sonde Health, Inc., or Sonde and Seaport Therapeutics, Inc. or Seaport; investors’ rights agreements with Akili, Vedanta, Entrega, Sonde, Seaport and Vor Biopharma Inc., or Vor, and stockholders’ agreements with Gelesis, Akili, Vedanta, Entrega, and Sonde, pursuant to which we are subject to certain restrictions on the transfer or sale of shares (e.g., pre-emptive rights or drag-along, tag-along rights or lock up agreements), and we may not be able freely to transfer our interest in such Founded Entities or procure the sale of the entire issued

PureTech Health plc Annual Report and Accounts 2023 189 Risk Factor Annex continued A d d itio nal info rm atio n commercialize therapeutic candidates. We and our Founded Entities, with the exceptions of Gelesis and Akili, currently have no drugs or biologics approved or devices cleared, certified, authorized or approved for sale and have not generated any revenue from sales of drugs, biologics or devices. We cannot guarantee that we or our Founded Entities will be able in the future to develop or successfully commercialize any of our or their therapeutic candidates. Other than Gelesis’ Plenity and Akili’s EndeavorRx, all of our Internal Programs and our Founded Entities’ therapeutic candidates require additional development; management of preclinical, clinical, and manufacturing activities; and/or regulatory clearances, certification, authorization or approvals. In addition, we or our Founded Entities may need to obtain adequate manufacturing supply; build a commercial organization; commence marketing efforts; and obtain coverage and reimbursement before we generate any significant revenue from commercial therapeutic sales, if ever. Many of the therapeutic candidates in our Internal Programs and our Founded Entities’ therapeutic candidates are in early-stage research or translational phases of development, and the risk of failure for these programs is high. We cannot be certain that any of the therapeutic candidates in our Internal Programs or our Founded Entities’ therapeutic candidates will be successful in clinical trials or receive regulatory approval, authorization or clearance. Further, our Internal Programs or our Founded Entities’ therapeutic candidates may not receive regulatory clearance, certification, authorization or approval even if we believe they are successful in clinical trials. If we or our Founded Entities do not receive regulatory clearance, certification, authorization or approval for our or their therapeutic candidates, we may not be able to continue operations, which may result in dissolution, out-licensing the technology or pursuing an alternative strategy. Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory clearance, authorization or approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business. Certain of our Internal Programs are in the preclinical stage, and their risk of failure is high. Before we can commence clinical trials for a therapeutic candidate, we must complete extensive preclinical testing and studies that support our planned INDs, in the United States, or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. Clinical trials of our or our Founded Entities’ therapeutic candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, any of which can affect our ability to fund our company and would have a material adverse impact on our platform or our business. Clinical testing is expensive, time-consuming, and subject to uncertainty. We cannot guarantee that any of our ongoing and planned clinical trials will be conducted as planned or completed on schedule, if at all. Moreover, even if these trials are initiated or conducted on a timely basis, issues may arise that could result in the suspension or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and our clinical trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include: — inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials; — delays in confirming target engagement, patient selection or other relevant biomarkers to be utilized in preclinical and clinical therapeutic candidate development; — delays in reaching a consensus with regulatory agencies as to the design or implementation of our clinical studies; — delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites; — delays in identifying, recruiting and training suitable clinical investigators; — delays in obtaining required Institutional Review Board, or IRB, or other reviewing bodies approval or positive opinion at each clinical trial site; Certain of our and our Founded Entities’ therapeutics and therapeutic candidates represent novel therapeutic approaches and negative perception of any therapeutic or therapeutic candidate that we or they develop could adversely affect our ability to conduct our business, obtain and maintain regulatory clearance, authorization or approvals or identify alternate regulatory pathways to market for such therapeutic candidate. Certain of our and our Founded Entities’ therapeutic candidates are considered relatively new and novel therapeutic approaches. Our and their success will depend upon physicians who specialize in the treatment of diseases targeted by our and their therapeutic candidates, prescribing potential treatments that involve the use of our and their therapeutic candidates, if approved, in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Access will also depend on consumer acceptance and adoption of therapeutics that are commercialized. In addition, responses by the U.S., state or foreign governments to negative public perception or ethical concerns may result in new legislation or regulations that could limit our or our Founded Entities’ ability to develop or commercialize any therapeutic candidates, obtain or maintain regulatory approval, identify alternate regulatory pathways to market or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our or our Founded Entities’ therapeutic candidates or demand for any therapeutics we or they may develop. For example, in the United States and the EU, no therapeutics to date have been approved specifically demonstrating an impact on the microbiome as part of their therapeutic effect. Vedanta is developing a pipeline of microbiome-derived modulators for immune and infectious disease. Microbiome therapies may not be successfully developed or commercialized or gain the acceptance of the public or the medical community. Additionally, adverse events, or AEs, in non-investigational new drug application, or IND, human clinical studies and clinical trials of Vedanta’s therapeutic candidates or in clinical trials of other companies developing similar therapeutics and the resulting publicity, similarly to the AEs publicized with respect to Seres Therapeutics, Inc.’s SER-287 Phase 2 clinical trial, as well as any other AEs in the field of the microbiome, could result in a decrease in demand for any therapeutic that Vedanta may develop. Finally, the FDA, the EMA or other comparable foreign regulatory authorities may lack experience in evaluating the safety and efficacy of therapeutic candidates based on microbiome therapeutics, which could result in a longer than expected regulatory review process, increase expected development costs and delay or prevent potential commercialization of therapeutic candidates. Risks Related to the Clinical Development, Regulatory Review and Approval of our and our Founded Entities’ Therapeutic Candidates Risks Related to Clinical Development The therapeutic candidates within our Internal Programs and most of our Founded Entities’ therapeutic candidates are in preclinical or clinical development, which is a lengthy and expensive process with uncertain outcomes and the potential for substantial delays. We cannot give any assurance that any of our and our Founded Entities’ therapeutic candidates will receive regulatory clearance, authorization or approval, which is necessary before they can be commercialized. Before obtaining marketing clearance, certification, authorization or approval from regulatory authorities or notified bodies for the sale of our or our Founded Entities’ therapeutic candidates, we or our Founded Entities must conduct extensive clinical trials to demonstrate the safety and efficacy, or with respect to biologics, safety, purity and potency, of the therapeutic candidates in humans. To date, we have focused substantially all of our efforts and financial resources on identifying, acquiring, and developing therapeutic candidates, including conducting lead optimization, preclinical studies and clinical trials, and providing general and administrative support for these operations. To date, only two of our Founded Entities’ products, Gelesis’ Plenity and Akili’s EndeavorRx, have received marketing authorization from the FDA, and are CE marked in the EU, and we cannot be certain that any of our internal or our Founded Entities’ other therapeutic candidates will receive regulatory clearance, certification, authorization or approval, the timing of such clearance, certification, authorization or approval, if received, or that clinical trials will progress as planned. Our or our Founded Entities’ inability to successfully complete preclinical and clinical development could result in additional costs to us and negatively impact our ability to generate revenue. Our future success is dependent on our and our Founded Entities’ ability to successfully develop, obtain regulatory clearance, certification, authorization or approval for, and then successfully

190 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our Internal Programs or our Founded Entities’ therapeutic candidates. Delays in the initiation, conduct or completion of any clinical trial of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates will increase our costs, slow down the therapeutic candidate development and approval process and delay or potentially jeopardize our ability to commence therapeutic sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates. In the event we identify any additional therapeutic candidates to pursue, we cannot be sure that submission of an IDE, IND, CTA, or equivalent application, as applicable, will result in the FDA or comparable foreign regulatory authority allowing clinical trials to begin in a timely manner, if at all. Any of these events could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, the FDA’s and other regulatory authorities’ policies with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. While the EU Clinical Trials Directive required a separate clinical trial application, or CTA, to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, the CTR introduces a centralized process and only requires the submission of a single application for multicenter trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via the centralized EU portal. Once the CTA is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. Clinical trials for which an application was submitted (i) prior to January 31, 2022 under the EU Clinical Trials Directive, or (ii) between January 31, 2022 and January 31, 2023 and for which the sponsor has opted for the application of the EU Clinical Trials Directive remain governed by said Directive until January 31, 2025. After this date, all clinical trials (including those which are ongoing) will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans. It is currently unclear to what extent the UK will seek to align its regulations with the EU. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation), and after Brexit, EU laws on clinical trials (including the (EU) CTR) are not directly applicable in Great Britain (i.e., the UK excluding Northern Ireland). On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight- week consultation on reframing the UK legislation for clinical trials, with the aim to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The MHRA published its consultation outcome on March 21, 2023 in which it confirmed that it would update the existing legislation. The resulting legislative changes will ultimately determine the extent to which the UK regulations align with the CTR. Under the terms of the Protocol on Ireland and Northern Ireland, provisions of the CTR which relate to the manufacture and import of investigational medicinal products and auxiliary medicinal products currently apply in Northern Ireland. — imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND or amendment, clinical trial application, or CTA, or amendment, investigational device exemption, or IDE, or supplement, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; or a negative finding from an inspection of our clinical trial operations or study sites; — developments in trials for other therapeutic candidates with the same targets or related modalities as our or our Founded Entities’ therapeutic candidates conducted by competitors that raise regulatory or safety concerns about risk to patients of the treatment, or if the FDA or similar foreign authorities find that the investigational protocol or plan is clearly deficient to meet its stated objectives; — difficulties in securing access to materials for the comparator arm of certain of our clinical trials; — delays in identifying, recruiting and enrolling suitable patients to participate in clinical trials, and delays caused by patients withdrawing from clinical trials or failing to return for post-treatment follow-up; — difficulties in finding a sufficient number of trial sites, or trial sites deviating from trial protocol or dropping out of a trial; — difficulty collaborating with patient groups and investigators; — failure by CROs, other third parties, or us to adhere to clinical trial requirements; — failure by CROs, other third parties, or us to perform in accordance with the FDA’s or any other regulatory authority’s current good clinical practices, or GCP, requirements, or regulatory guidelines in other countries; — occurrence of AEs or undesirable side effects or other unexpected characteristics associated with the therapeutic candidate that are viewed to outweigh its potential benefits; — changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; — changes in the standard of care on which a clinical development plan was based, which may require new or additional trials; — the cost of clinical trials of any therapeutic candidates that we may identify and pursue being greater than we anticipate; — clinical trials of any therapeutic candidates that we may identify and pursue producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon therapeutic development programs; — transfer of manufacturing processes to larger-scale facilities operated by a CMO, or by us, and delays or failures by our CMOs or us to make any necessary changes to such manufacturing process; — delays in manufacturing, testing, releasing, validating, or importing/ exporting sufficient stable quantities of therapeutic candidates that we may identify for use in clinical trials or the inability to do any of the foregoing; and — factors we may not be able to control, such as current or potential pandemics or other events that may limit patients, principal investigators or staff or clinical site availability, result in clinical trial protocol deviations, or impact supply of our or our Founded Entities’ therapeutic candidates. Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our Internal Programs, we may be required to or we may elect to conduct additional preclinical studies or clinical trials to bridge data obtained from our modified therapeutic candidates to data obtained from preclinical and clinical research conducted using earlier versions. Clinical trial delays could also shorten any periods during which our therapeutics have patent protection and may allow our competitors to bring therapeutics to market before we do, which could impair our ability to successfully commercialize therapeutic candidates and may harm our business and results of operations. We could also encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board, or DSMB, or by the FDA or other comparable foreign regulatory authorities, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a therapeutic candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

PureTech Health plc Annual Report and Accounts 2023 191 Risk Factor Annex continued A d d itio nal info rm atio n — Furthermore, our or our collaborators’ ability to successfully initiate, enroll and conduct a clinical trial outside the United States is subject to numerous additional risks, including: — difficulty in establishing or managing relationships with CROs and physicians; — differing standards for the conduct of clinical trials; — differing standards of care for patients with a particular disease; — an inability to locate qualified local consultants, physicians and partners; and — the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology therapeutics and treatments. If we have difficulty enrolling sufficient numbers of patients to conduct clinical trials as planned, we may need to delay or terminate clinical trials, either of which would have an adverse effect on our business. Use of the therapeutic candidates within our Internal Programs or the therapeutic candidates being developed by our Founded Entities could be associated with side effects, AEs or other properties or safety risks, which could delay or halt their clinical development, prevent their regulatory clearance, authorization or approval, cause us to suspend or discontinue clinical trials, abandon a therapeutic candidate, limit their commercial potential, if cleared, authorized or approved, or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition. As is the case with pharmaceuticals generally, it is likely that there may be side effects and AEs associated with our and our Founded Entities’ drug or biologic therapeutic candidates’ use. Similarly, investigational devices may also be subject to side effects and AEs. Results of our clinical trials or those being conducted by Founded Entities could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by these therapeutic candidates could cause us, our Founded Entities or regulatory authorities to interrupt, delay or halt clinical trials and could result in more restrictive labeling or the delay or denial of regulatory clearance, certification, authorization or approval by the FDA, the EMA or other comparable foreign regulatory authorities, or notified bodies (when applicable). The side effects related to the therapeutic candidate could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly. Moreover, if therapeutic candidates within our Internal Programs are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the therapeutic candidate if approved. We may also be required to modify or terminate our study plans based on findings in our preclinical studies or clinical trials. Many therapeutic candidates that initially show promise in early-stage testing may later be found to cause side effects that prevent further development. As we work to advance existing therapeutic candidates and to identify new therapeutic candidates, we cannot be certain that later testing or trials of therapeutic candidates that initially showed promise in early testing will not be found to cause similar or different unacceptable side effects that prevent their further development. It is possible that as we test the therapeutic candidates within our Internal Programs in larger, longer and more extensive clinical trials, or as the use of these therapeutic candidates becomes more widespread if they receive regulatory clearance or approval, illnesses, injuries, discomforts and other AEs that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition and prospects significantly. Additionally, adverse developments in clinical trials of pharmaceutical, biopharmaceutical or biotechnology therapeutics conducted by others may cause the FDA or other regulatory oversight bodies to suspend or terminate our clinical trials or to change the requirements for approval of any of our Internal Programs. In addition to side effects caused by the therapeutic candidate, the administration process or related procedures also can cause adverse side effects. If any such AEs occur, our clinical trials could be suspended or terminated. If we are unable to demonstrate that any AEs were not caused by the therapeutic candidate, the FDA, the European Commission, the EMA, or other regulatory authorities or bodies could order us to cease further development of, or deny clearance, certification or approval of, a therapeutic candidate for any or all targeted indications. Even if we The results of early-stage clinical trials and preclinical studies may not be predictive of future results. Initial data in clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials. The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence may not be predictive of the results of the later-stage clinical trials. The results of preclinical studies and clinical trials in one set of patients or disease indications, or from preclinical studies or clinical trials that we did not lead, may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same therapeutic candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their therapeutic candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and any such setbacks in our clinical development could have a material adverse effect on our business and operating results. Even if early-stage clinical trials are successful, we may need to conduct additional clinical trials of our Internal Programs in additional patient populations or under different treatment conditions before we are able to seek approvals or clearances from the FDA or other comparable foreign regulatory authorities to market and sell these therapeutic candidates. Our failure to obtain marketing authorization for the therapeutic candidates within our Internal Programs would substantially harm our business, prospects, financial condition and results of operations. If we encounter difficulties enrolling patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected. Identifying and qualifying trial participants to participate in clinical studies is critical to our success. The timing of our clinical studies depends on the speed at which we can recruit trial participants to participate in testing the therapeutic candidates within our Internal Programs. Delays in enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of the therapeutic candidates within our Internal Programs. If trial participants are unwilling to participate in our studies because of negative publicity from AEs in our trials or other trials of similar therapeutics, or those related to specific therapeutic area, or for other reasons, including competitive clinical studies for similar patient populations, the timeline for recruiting trial participants, conducting studies, and obtaining regulatory approval of potential therapeutics may be delayed. Any delays could result in increased costs, delays in advancing our therapeutic candidate development, delays in testing the effectiveness of the therapeutic candidates within our Internal Programs, or termination of the clinical studies altogether. We may not be able to identify, recruit and enroll a sufficient number of trial participants, or those with required or desired characteristics to achieve diversity in a study, to complete our clinical studies in a timely manner. Patient and subject enrollment is affected by factors including: — the size and nature of a patient population; — the patient eligibility criteria defined in the applicable clinical trial protocols, which may limit the patient populations eligible for clinical trials to a greater extent than competing clinical trials for the same indication; — the size of the study population required for analysis of the trial’s primary endpoints; — the severity of the disease under investigation; — the proximity of patients to a trial site; — the inclusion and exclusion criteria for the trial in question; — the design of the trial protocol; — the ability to recruit clinical trial investigators with the appropriate competencies and experience; — the availability and efficacy of approved medications or therapies for the disease or condition under investigation; — clinicians’ and patients’ perceptions as to the potential advantages and side effects of the therapeutic candidate being studied in relation to other available therapies and therapeutic candidates; — the ability to obtain and maintain patient consents; and — the risk that patients enrolled in clinical trials will not complete such trials, for any reason.

192 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most therapeutic candidates that begin clinical trials are never approved by regulatory authorities or notified bodies for commercialization. We may be unable to design and execute a clinical trial to support marketing authorization or certification. We cannot be certain that our clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory clearances, certification, authorization or approval of our therapeutic candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations. In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA, the EMA or comparable foreign regulatory authorities or notified bodies (when applicable) will interpret the results as we do, and more trials could be required before we submit our therapeutic candidates for clearance, certification or approval. Even if we believe that our and our Founded Entities’ clinical trials and preclinical studies demonstrate the safety and efficacy of our and their therapeutic candidates, only the FDA and other comparable regulatory agencies may ultimately make such determination. No regulatory agency has made any such determination that any of our Internal Programs or those of our Founded Entities are safe or effective for use for any indication. Additionally, we may utilize an “open-label” trial design for some of our future clinical trials. An open-label trial is one where both the patient and investigator know whether the patient is receiving the test article or either an existing approved drug or placebo. Open-label trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label studies are aware that they are receiving treatment. Open- label trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The opportunity for bias in clinical trials as a result of open-label design may not be adequately handled and may cause any of our trials that utilize such design to fail or to be considered inadequate and additional trials may be necessary to support future marketing applications. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA, the EMA or comparable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our Internal Programs. Even if regulatory approval is secured for a therapeutic candidate, the terms of such approval may limit the scope and use of the specific therapeutic candidate, which may also limit its commercial potential. Even if we complete the necessary preclinical studies and clinical trials, the marketing approval and certification process is expensive, time- consuming and uncertain and may prevent us from obtaining clearance, certification, authorization or approvals for the potential commercialization of therapeutic candidates. Any therapeutic candidate we may develop and the activities associated with their development and potential commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, certification, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other comparable foreign regulatory authorities. Failure to obtain marketing authorization or certification for a therapeutic candidate will prevent us from commercializing the therapeutic candidate in a given jurisdiction. For example, although Gelesis and Akili have received marketing authorization for Plenity and EndeavorRx, respectively, from the FDA, and are CE marked in the EU, we and our Founded Entities have not received clearance, certification, authorization or approval to market any of our or their other therapeutic candidates from regulatory authorities in any jurisdiction and it is possible that none of the other therapeutic candidates we and our Founded Entities may seek to develop in the future will ever obtain regulatory clearance, authorization or approval. We have no experience in filing and supporting the applications necessary to gain marketing clearance, certification, authorization or approval and expect to rely on third-party CROs or regulatory consultants to assist us in this process. Securing regulatory clearance, certification, authorization or approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the therapeutic candidate’s safety, can demonstrate that all future serious adverse events, or SAEs, are not therapeutic-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our Internal Programs, the commercial prospects of such therapeutic candidates may be harmed and our ability to generate therapeutic revenues from any of these therapeutic candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other therapeutic candidates, and may harm our business, financial condition and prospects significantly. Additionally, if any of the therapeutic candidates within our Internal Programs or those of our Founded Entities receives marketing authorization, the FDA could impose contraindications or a boxed warning in the labeling of the therapeutic. For any of our drug or biologic therapeutic candidates receiving marketing authorization, the FDA could require us to adopt a risk evaluation and mitigation strategy, or REMS, and could apply elements to assure safe use to ensure that the benefits of the therapeutic outweigh its risks, which may include, among other things, a Medication Guide outlining the risks of the therapeutic for distribution to patients, a requirement that clinicians or health care settings to become certified prior to prescribing and to participate in additional REMS activities, such as training, patient counseling, and monitoring, and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by the therapeutic candidates within our Internal Programs or those of our Founded Entities, once approved, cleared, certified, or authorized, several potentially significant negative consequences could result, including: — regulatory authorities may suspend or withdraw approvals of such therapeutic candidate, or seek an injunction against its manufacture or distribution; — regulatory authorities may require additional warnings in the labeling, including boxed warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the therapeutic; — we or our Founded Entities may be required by the FDA to implement a REMS for a marketed drug or biologic or similar risk mitigation measures by foreign regulatory authorities; — we or our Founded Entities may be required to change the way a therapeutic candidate is administered or conduct additional clinical trials; — we or our Founded Entities may be subject to fines, injunctions or the imposition of civil or criminal penalties; — we or our Founded Entities could be sued and held liable for harm caused to patients; and — our or our Founded Entities’ reputations may suffer. Any of these occurrences could prevent us or our Founded Entities from achieving or maintaining market acceptance of the particular therapeutic candidate, if approved, authorized, cleared, or certified, and may harm our business, financial condition and prospects significantly. Risks Related to Regulatory Review and Approval Our clinical trials may fail to demonstrate substantial evidence of the safety and effectiveness of therapeutic candidates that we may identify and pursue for their intended uses, which would prevent, delay or limit the scope of regulatory clearance, certification, authorization or approval and potential commercialization. Before obtaining regulatory approvals for the commercial sale of any of our drug or biological therapeutic candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that the applicable therapeutic candidate is both safe and effective for use in each target indication, and in the case of our Internal Programs and Founded Entities’ therapeutic candidates regulated as biological therapeutics in the United States, that the therapeutic candidate is safe, pure and potent for use in its targeted indication. Each therapeutic candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. Similarly, before obtaining regulatory clearances, certifications, authorization or approvals for the commercial sale of any of the device therapeutic candidates of our Founded Entities, our Founded Entities may be required to demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that the applicable therapeutic candidate meets the regulatory standard of clearance, certification, authorization or approval—for example, substantial equivalence to a predicate medical device or a reasonable assurance of safety or effectiveness, as applicable—for its intended use.

PureTech Health plc Annual Report and Accounts 2023 193 Risk Factor Annex continued A d d itio nal info rm atio n If we are unable to obtain regulatory clearance, certification, authorization or approval in one or more jurisdictions for any therapeutic candidates that we may identify and develop, our business could be substantially harmed. We cannot commercialize a therapeutic until the appropriate regulatory authorities or notified bodies have reviewed and cleared, certified, authorized or approved the therapeutic candidate. Clearance, certification, authorization or approval by the FDA, the EMA and comparable foreign regulatory authorities and notified bodies is lengthy and unpredictable, and depends upon numerous factors, including substantial discretion of the regulatory authorities and notified bodies. Clearance, certification, authorization or approval policies, regulations, or the type and amount of preclinical or clinical data necessary to gain clearance, authorization or approval may change during the course of a therapeutic candidate’s development and may vary among jurisdictions, which may cause delays in the clearance, certification, authorization or approval or the decision not to clear, certify, authorize or approve an application. Gelesis and Akili have obtained marketing authorization from the FDA for Plenity and EndeavorRx, and are CE marked, respectively, but we and our Founded Entities have not obtained regulatory clearance, authorization or approval for any other therapeutic candidates, and it is possible that our current therapeutic candidates and any other therapeutic candidates which we and our Founded Entities may seek to develop in the future will not ever obtain regulatory clearance, certification, authorization or approval. We cannot be certain that any of our Internal Programs or our Founded Entities’ therapeutic candidates will receive regulatory clearance, certification, authorization or approval or be successfully commercialized even if we or our Founded Entities receive regulatory clearance, certification, authorization or approval. Obtaining marketing clearance, certification, authorization or approval is an extensive, lengthy, expensive and inherently uncertain process, and regulatory authorities and notified bodies may delay, limit or deny clearance, certification, authorization or approval of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates for many reasons, including but not limited to: — the inability to demonstrate to the satisfaction of the FDA, the EMA or comparable foreign regulatory authorities that the applicable therapeutic candidate is safe, pure, potent or effective as a treatment for our targeted indications or otherwise meets the applicable regulatory standards for clearance, authorization or approval; — the FDA, the EMA or comparable foreign regulatory authorities may disagree with the design, endpoints or implementation of our or our Founded Entities’ clinical trials; — the population studied in the clinical program may not be sufficiently broad or representative to assure safety or efficacy in the full population for which we or our Founded Entities seek clearance, authorization or approval; — the FDA, the EMA or comparable foreign regulatory authorities may require additional preclinical studies or clinical trials beyond those that we or our Founded Entities currently anticipate; — the FDA, the EMA or comparable foreign regulatory authorities may disagree with our or our Founded Entities’ interpretation of data from preclinical studies or clinical trials; — the data collected from clinical trials of therapeutic candidates that we may identify and pursue may not be sufficient to support the submission of an NDA, biologics license application, or BLA, or other submission for regulatory clearance, authorization or approval in the United States or elsewhere; — as applicable, we or our Founded Entities may be unable to demonstrate to the FDA, the EMA or comparable foreign regulatory authorities that a therapeutic candidate’s risk-benefit ratio for its proposed indication is acceptable; — the FDA, the EMA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we or our Founded Entities contract for clinical and commercial supplies; and — the clearance, certification, authorization or approval policies or regulations of the FDA, the EMA or comparable foreign regulatory authorities may change in a manner that renders the clinical trial design or data insufficient for clearance or approval. The lengthy approval process, as well as the unpredictability of the results of clinical trials and evolving regulatory requirements, may result in our or our Founded Entities’ failure to obtain regulatory clearance, certification, authorization or approval to market therapeutic candidates that we or our Founded Entities may pursue in the United States or elsewhere, which would significantly harm our or our Founded Entities’ business, prospects, financial condition and results of operations. purity, efficacy and potency. Securing regulatory clearance, authorization or approval also requires the submission of information about the therapeutic manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any therapeutic candidates we or our Founded Entities develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing clearance, certification, authorization or approval or prevent or limit commercial use, if cleared, certified, authorized or approved. The process of obtaining marketing clearance, certification, authorization or approval, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if clearance, certification, authorization or approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the therapeutic candidates involved. Changes in marketing authorization policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted therapeutic application, may cause delays in the clearance, authorization, approval or rejection of an application. The FDA, comparable authorities and notified bodies in other countries have substantial discretion in the approval and certification process and may refuse to accept any application or may decide that our data are insufficient for clearance, authorization or approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval or certification of a therapeutic candidate. Any marketing approval or certification we ultimately obtain may be limited or subject to restrictions or post-market commitments that render the cleared, certified, authorized or approved therapeutic not commercially viable. If we experience delays in obtaining clearance, certification, authorization or approval or if we fail to obtain clearance, certification, authorization or approval of any therapeutic candidates we may develop, the commercial prospects for those therapeutic candidates may be harmed, and our ability to generate revenues will be materially impaired. We have conducted, and may continue to conduct in the future, clinical trials for therapeutic candidates outside the United States, and the FDA, the EMA and comparable foreign regulatory authorities may not accept data from such trials. We have conducted clinical trials outside of the United States in the past, and may in the future choose to conduct one or more clinical trials outside the United States, including in Europe. For example, we have conducted clinical trials in Australia and are conducting or may conduct clinical trials in additional locations outside the United States, including without limitation Argentina, Australia, Brazil, Bulgaria, Chile, Colombia, Czech Republic, Finland, Georgia, Greece, India, Malaysia, Mexico, Moldova, Philippines, Poland, Romania, Spain, South Africa, South Korea, Thailand, Ukraine, and the United Kingdom. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA, the EMA or any comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. For example, in cases where data from foreign clinical trials are intended to serve as the basis for approval of a drug or biologic in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) if necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the study was not otherwise subject to an IND, the FDA will not accept the data as support for an application for marketing approval unless the study was conducted in accordance with GCP requirements and unless the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, the EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, the EMA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in therapeutic candidates that we may develop not receiving approval, authorization or clearance for commercialization in the applicable jurisdiction.

194 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending. competing products. If successful, such petitions can significantly delay, or even prevent, the approval of a new product. Even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to streamlined product development or earlier approval. Interim, “top-line,” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available or as additional analyses are conducted, and as the data are subject to audit and verification procedures that could result in material changes in the final data. From time to time, we may publish interim, “top-line,” or preliminary data from our clinical studies, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line, or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Data from interim analyses of clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or “top-line” data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, “top-line,” and preliminary data should be viewed with caution until the final data are available. Material adverse changes between preliminary, “top-line,” or interim data and final data could significantly harm our business prospects. Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular therapeutic candidate or therapeutic and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we determine not to disclose may ultimately be deemed significant by you or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular therapeutic candidate or our business. The complexity of a combination therapeutic that includes a drug or biologic and a medical device presents additional, unique development and regulatory challenges, which may adversely impact our or our Founded Entities’ development plans and our or our Founded Entities’ ability to obtain regulatory clearance, authorization or approval of our Internal Programs or our Founded Entities’ therapeutic candidates. We or our Founded Entities may decide to pursue marketing authorization of a combination therapeutic. A combination therapeutic may include, amongst other possibilities, any drug, device, or biologic that is intended for use with another individually specified drug, device, or biologic, where both are required to achieve the intended use, indication, or effect. Developing and obtaining regulatory clearance, authorization or approval in the United States for combination therapeutics pose unique challenges because such therapeutic candidates involve components that are regulated by the FDA under different types of regulatory requirements, and in the United States by different FDA centers. As a result, such therapeutics raise regulatory, policy and review management challenges. For example, because divisions from both FDA’s Center for Drug Evaluation and Research or Center for Biologics Evaluation and Research and FDA’s Center for Devices and Radiological Health must review submissions concerning therapeutic candidates that are combination therapeutics comprised of drug or biologics and devices, respectively, the regulatory review and clearance, authorization or approval process for these therapeutics may be more complex than would otherwise be required for single-agent therapeutics. In addition, differences in regulatory pathways for each component of a combination therapeutic can impact the regulatory processes for all aspects of therapeutic development and management, including clinical investigation, marketing applications, manufacturing and quality control, adverse event reporting, promotion and advertising, user fees and post-clearance, authorization or approval modifications. Similarly, if applicable, the device components of a combination therapeutic candidate will require any necessary clearances, certifications or approvals or other marketing authorizations in other jurisdictions, which may prove challenging to obtain. Furthermore, clearance, authorization or approval by the FDA in the United States, if obtained, does not ensure approval or certification by regulatory authorities or notified bodies in other countries or jurisdictions. To market any therapeutics outside of the United States, we or our Founded Entities must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and effectiveness. Clinical trials conducted in one country may not be accepted by regulatory authorities or notified bodies in other countries, and regulatory approval or certification in one country does not mean that regulatory approval or certification will be obtained in any other country. Approval and certification processes vary among countries and can involve additional therapeutic testing and validation and additional or different administrative review periods from those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities or notified bodies in other jurisdictions. In many jurisdictions outside the United States, a therapeutic candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our therapeutics is also subject to approval. Seeking foreign regulatory approval or certification could result in difficulties and costs for us or our Founded Entities and require additional preclinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our or our Founded Entities’ therapeutics in those countries. The foreign regulatory approval and certification process involves all of the risks associated with FDA approval. We do not have any therapeutics approved for sale in international markets, though two of our Founded Entities, Akili and Gelesis, do. If we or our Founded Entities fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals or certifications in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our therapeutics will be harmed. If the FDA does not conclude that our therapeutic candidates satisfy the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for such therapeutic candidates under Section 505(b) (2) are not as we expect, the approval pathway for those therapeutic candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful. We plan to develop one or more therapeutic candidates for which we may plan to seek approval under the 505(b)(2) regulatory pathway. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our future therapeutic candidates by potentially decreasing the amount of nonclinical and/or clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional nonclinical studies and/or clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for such therapeutic candidates, and complications and risks associated with such therapeutic candidates, would likely substantially increase. Moreover, inability to pursue the Section 505(b)(2) regulatory pathway could result in new competitive products reaching the market more quickly than any therapeutic candidates we developed, which could adversely impact our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) regulatory pathway, we cannot assure you that any therapeutic candidates we develop will receive the requisite approval for commercialization. In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2), certain pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to certain requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our NDAs for up to 30 months or longer depending on the outcome of any litigation. It is not uncommon for a manufacturer of an approved product to file a citizen

PureTech Health plc Annual Report and Accounts 2023 195 Risk Factor Annex continued A d d itio nal info rm atio n We may not elect or be able to take advantage of any expedited development or regulatory review and approval processes available to therapeutic candidates granted breakthrough therapy or fast track designation by the FDA. We intend to evaluate and continue ongoing discussions with the FDA on regulatory strategies that could enable us or our Founded Entities to take advantage of expedited development pathways for certain of our Internal Programs or our Founded Entities’ therapeutic candidates in the future, although we cannot be certain that our Internal Programs or our Founded Entities’ therapeutic candidates will qualify for any expedited development pathways or that regulatory authorities will grant, or allow us or our Founded Entities to maintain, the relevant qualifying designations. Examples of expedited development pathways that we could pursue include breakthrough therapy and fast track designation. The fast track program is intended to expedite or facilitate the process for reviewing therapeutic candidates that meet certain criteria. Specifically, drugs and biologics are eligible for fast track designation if they are intended, alone or in combination with one or more drugs or biologics, to treat serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs for such diseases or conditions. Fast track designation applies to the combination of the therapeutic candidate and the specific indication for which it is being studied. The sponsor of a fast track therapeutic candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a BLA or NDA is submitted, the application may be eligible for priority review. An NDA or BLA submitted for a Fast Track therapeutic candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. A “breakthrough therapy” is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, where preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapeutic candidates that have been designated as breakthrough therapies, increased interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs and biologics designated as breakthrough therapies also receive the same benefits associated with fast track designation, including eligibility for rolling review of a submitted NDA or BLA, if the relevant criteria are met. Even if we believe a particular therapeutic candidate is eligible for breakthrough therapy or fast track designation, we cannot assure you that the FDA would decide to grant it. Breakthrough therapy designation and fast track designation do not change the standards for approval, and there is no assurance that such designation or eligibility will result in expedited review or approval. Thus, even if we or our Founded Entities do receive breakthrough therapy, fast track designation, or other comparable designation, we or our Founded Entities may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw either breakthrough therapy or fast track designation if it believes that the therapeutic no longer meets the qualifying criteria. Our business may be harmed if we are unable to avail ourselves of these or any other expedited development and regulatory pathways. We may not be able to obtain or maintain orphan drug designation or exclusivity for our therapeutic candidates. Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or if the disease or condition affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing the drug for the type of disease or condition will be recovered from sales of the product in the United States. The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life threatening or chronically debilitating condition (2) either (a) such condition affects not more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from the orphan status, would The EU regulates medical devices and medicinal products separately, through different legislative instruments, and the applicable requirements will vary depending on the type of drug-device combination product. For instance, drug-delivery products intended to administer a medicinal product where the medicinal product and the device form a single integral product are regulated as medicinal products in the EU. In such a case, the marketing authorization application must include – where available – the results of the assessment of the conformity of the device part with the EU Medical Devices Regulation contained in the manufacturer’s EU declaration of conformity of the device or the relevant certificate issued by a notified body. If the marketing authorization application does not include the results of the conformity assessment and where for the conformity assessment of the device, if used separately, the involvement of a notified body is required, the EMA or the EU member state competent authority must require the applicant to provide a notified body opinion on the conformity of the device. By contrast, in case of drug-delivery products intended to administer a medicinal product where the device and the medicinal product do not form a single integral product (but are e.g., co- packaged), the medicinal product is regulated in accordance with the rules for medicinal products described above while the device part is regulated as a medical device and will have to comply with all the requirements set forth by the Medical Devices Regulation. Certain modifications to our Founded Entities’ device therapeutics may require new 510(k) clearance or other marketing authorizations or certifications and may require our Founded Entities to recall or cease marketing their therapeutics. Akili and Gelesis received de novo classification for EndeavorRx and Plenity, respectively, from the FDA. Once a medical device is permitted to be legally marketed in the United States pursuant to a 510(k) clearance, de novo classification, or a premarket approval, or PMA, a manufacturer may be required to notify the FDA of certain modifications to the device. Manufacturers determine in the first instance whether a change to a medical device requires a new premarket submission, but the FDA may review any manufacturer’s decision. The FDA may not agree with our Founded Entities’ decisions regarding whether new clearances, authorizations or approvals are necessary. They may make modifications or add additional features in the future that they believe do not require a new 510(k) clearance, de novo marketing authorization, or approval of a PMA or PMA amendments or supplements. If the FDA disagrees with their determinations and requires them to submit new 510(k) notifications, requests for de novo classification, or PMAs (or PMA supplements or amendments) for modifications to their previously cleared or authorized therapeutics for which they have concluded that new clearances, authorization or approvals are unnecessary, they may be required to cease marketing or to recall the modified therapeutic until they obtain clearance, authorization or approval, and they may be subject to significant regulatory fines or penalties. In the EU, devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 may generally continue to be made available on the market or put into service, provided that the requirements of the transitional provisions are fulfilled. In particular, no substantial change must be made to the device as such a modification would trigger the obligation to obtain a new certification under the EU Medical Devices Regulation and therefore to have a notified body conducting a new conformity assessment of the devices. Once our devices will be certified under the EU Medical Devices Regulation, we must inform the notified body that carried out the conformity assessment of the medical devices that we market or sell in the EU and the EEA of any planned substantial changes to our quality system or substantial changes to our medical devices that could affect compliance with the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation or cause a substantial change to the intended use for which the device has been CE marked. The notified body will then assess the planned changes and verify whether they affect the products’ ongoing conformity with the EU Medical Devices Regulation. If the assessment is favorable, the notified body will issue a new certificate of conformity or an addendum to the existing certificate attesting compliance with the general safety and performance requirements and quality system requirements laid down in the Annexes to the EU Medical Devices Regulation. The notified body may disagree with our proposed changes and product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

196 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n Founded Entities may develop, which we expect will require separate regulatory clearance, certification, authorization or approval prior to commercialization. In addition, if safe and effective use of a therapeutic product depends on an in vitro companion diagnostic, the FDA generally will require approval, authorization or clearance of that diagnostic, known as a companion diagnostic, before or at the same time that the FDA approves the therapeutic product. In addition, the FDA has historically required approval of a PMA application for companion diagnostics associated with cancer medications. However, in January 2024, the FDA announced its intention to initiate the process to reclassify into Class II most in vitro diagnostic tests that are currently regulated as Class III medical devices, including certain companion diagnostic in-vitro diagnostics. If such reclassification efforts occur, any companion diagnostics that are the subject of the down-classification may no longer require approval of a PMA application, but rather may be marketed pursuant to the generally less burdensome 510(k) clearance process. However, there is no assurance that any companion diagnostic required for therapeutic candidates within our Internal Programs or those of our Founded Entities will benefit from the reclassification, or that the reclassification, even if it does occur, will result in a shorter timeline to development or marketing of the companion diagnostic. We or our Founded Entities may rely on third parties for the design, development and manufacture of companion diagnostic tests for our Internal Programs’ or our Founded Entities’ therapeutic candidates that may require such tests. If we or our Founded Entities enter into such collaborative agreements, we will be dependent on the sustained cooperation and effort of our future collaborators in developing and obtaining approval for these companion diagnostics. It may be necessary to resolve issues such as selectivity/specificity, analytical validation, reproducibility, or clinical validation of companion diagnostics during the development and regulatory clearance, certification, authorization or approval processes. Moreover, even if data from preclinical studies and early clinical trials appear to support development of a companion diagnostic for a therapeutic candidate, data generated in later clinical trials may fail to support the analytical and clinical validation of the companion diagnostic. We, our Founded Entities and our future collaborators may encounter difficulties in developing, obtaining regulatory clearance, certification, authorization or approval for, manufacturing and commercializing companion diagnostics similar to those we face with respect to the therapeutic candidates within our Internal Programs themselves, including issues with achieving regulatory clearance, certification, authorization or approval, production of sufficient quantities at commercial scale and with appropriate quality standards, and in gaining market acceptance. If we or our Founded Entities are unable to successfully develop companion diagnostics for these therapeutic candidates, or experience delays in doing so, the development of these therapeutic candidates may be adversely affected, these therapeutic candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutic candidates that obtain marketing approval. As a result, our business, results of operations and financial condition could be materially harmed. In addition, a diagnostic company with whom we or our Founded Entities contract may decide to discontinue selling or manufacturing the companion diagnostic test that we anticipate using in connection with development and commercialization of our Internal Programs or our Founded Entities’ therapeutic candidates or our relationship with such diagnostic company may otherwise terminate. We or our Founded Entities may not be able to enter into arrangements with another diagnostic company to obtain supplies of an alternative diagnostic test for use in connection with the development and commercialization of our Internal Programs or our Founded Entities’ therapeutic candidates or do so on commercially reasonable terms, which could adversely affect and/or delay the development or commercialization of our or our Founded Entities’ therapeutic candidates. For any cleared, certified, authorized or approved therapeutic, we or our Founded Entities will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we or our Founded Entities may be subject to penalties if we or our Founded Entities fail to comply with regulatory requirements or experience unanticipated problems with the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates. Gelesis’ Plenity and Akili’s EndeavorRx are, and any of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates that are cleared, certified, authorized or approved will be, subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record- keeping, conduct of post-marketing studies, and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. not generate sufficient return in the EU to justify the necessary investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized for marketing in the EU or, if such method exists, the product will be of significant benefit to those affected by that condition. Orphan drug designation entitles a party to financial incentives, such as tax advantages and user fee waivers. Additionally, if a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease or condition for seven years, except in certain circumstances, such as a showing of clinical superiority (i.e., another product is safer, more effective or makes a major contribution to patient care) over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. Competitors, however, may receive approval of different products for the same disease or condition for which the orphan product has exclusivity, or obtain approval for the same product but for a different disease or condition than that for which the orphan product has exclusivity. In the EU, orphan designation must be requested before submitting an MAA. An EU orphan designation entitles a party to incentives such as reduction of fees or fee waivers, protocol assistance, and access to the centralized procedure. Upon grant of a marketing authorization, orphan medicinal products are entitled to ten years of market exclusivity for the approved indication, which means that the competent authorities cannot accept another MAA, or grant a marketing authorization, or accept an application to extend a marketing authorization for a similar medicinal product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan, or PIP. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. We have obtained orphan drug designation in the United States for LYT- 200 for the treatment of pancreatic cancer and for the treatment of acute myeloid leukemia, and we may also seek orphan drug designation for other of our therapeutic candidates in the future. We may not be the first to obtain regulatory approval of any therapeutic candidate for its orphan- designated disease or condition and may therefore not obtain orphan drug exclusivity. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an disease or condition broader than the orphan-designated disease or condition or may be lost if the FDA later determines that the request for orphan designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In the EU, the orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan drug destination, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, a marketing authorization may be granted to a similar product for the same indication at any time if (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product. Orphan drug designation does not ensure that we will receive marketing exclusivity in a particular market, and we cannot assure you that any future application for orphan drug designation with respect to any other therapeutic candidate will be granted. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. If we or our Founded Entities are unable to successfully validate, develop and obtain regulatory clearance, certification, authorization or approval for companion diagnostic tests for any future drug candidates that require or would commercially benefit from such tests, or experience significant delays in doing so, we or our Founded Entities may not realize the full commercial potential of these drug candidates. In connection with the clinical development of the therapeutic candidates within our Internal Programs or Founded Entities’ therapeutic candidates for certain indications, we or our Founded Entities may work with collaborators to develop or obtain access to in vitro companion diagnostic tests to identify patient subsets within a disease category who may derive selective and meaningful benefit from our drug candidates. To be successful, we, our Founded Entities or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. The FDA and comparable foreign regulatory authorities regulate in vitro companion diagnostics as medical devices and, under that regulatory framework, will likely require the conduct of clinical trials to demonstrate the safety and effectiveness of any diagnostics we or our

PureTech Health plc Annual Report and Accounts 2023 197 Risk Factor Annex continued A d d itio nal info rm atio n a high level of protection of health and safety, taking into account the generally acknowledged state of the art. To demonstrate compliance with the general safety and performance requirements, we or our Founded Entities must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Except for low risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. The notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable laws and regulations, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the EU. In June 2020, Gelesis received a certification for Plenity as a class III medical device indicated for weight loss in overweight and obese adults with a Body Mass Index of 25-40 kg/m2, when used in conjunction with diet and exercise. Also in June 2020, Akili received a certification for EndeavorRx as a prescription-only digital therapeutic software intended for the treatment of attention and inhibitory control deficits in paediatric patients with ADHD. We or our Founded Entities could also be required to conduct post- marketing clinical trials to verify the safety and efficacy of our or our Founded Entities’ therapeutics in general or in specific patient subsets. If original marketing approval of a drug or biologic was obtained via an accelerated approval pathway, we or our Founded Entities could be required to conduct a successful post-marketing clinical trial to confirm clinical benefit for our or our Founded Entities’ therapeutics. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing clearance, certification, authorization or approval. If a regulatory agency discovers previously unknown problems with a therapeutic, such as AEs of unanticipated severity or frequency, or problems with the facility where the therapeutic is manufactured, or disagrees with the promotion, marketing or labeling of a therapeutic, such regulatory agency may impose restrictions on that therapeutic or us, including requiring withdrawal of the therapeutic from the market. If we or our Founded Entities fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things: — issue warning letters that would result in adverse publicity; — impose civil or criminal penalties; — suspend or withdraw regulatory approvals or certifications; — suspend any of our or our Founded Entities’ ongoing clinical trials; — refuse to approve pending applications or supplements to approved applications submitted by us or our Founded Entities; — impose restrictions on our operations, including closing our CMOs’ facilities; — seize or detain therapeutics; or — require a recall. Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our therapeutics. If regulatory sanctions are applied or if regulatory clearance, authorization or approval is withdrawn, the value of our company and our operating results will be adversely affected. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory clearance, certification, authorization or approval of the therapeutic candidates within our Internal Program or our Founded Entities’ therapeutic candidates. In addition, the FDA has historically required approval of a PMA application for companion diagnostics associated with cancer medications. However, in January 2024, the FDA announced its intention to initiate the process to reclassify into Class II most in vitro diagnostic tests that are currently regulated as Class III medical devices, including certain companion diagnostic in-vitro diagnostics. If such reclassification efforts occur, any companion diagnostics that are the subject of the down-classification may no longer require approval of a PMA application, but rather may be marketed pursuant to the generally less burdensome 510(k) clearance process. However, there is no assurance that any companion diagnostic required for therapeutic candidates within our Internal Programs or those Manufacturers and manufacturers’ facilities are required to comply with extensive requirements imposed by the FDA, the EMA and other comparable foreign regulatory authorities, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices, or cGMP, or similar foreign regulations. As such, we and our CMOs are subject to continual review and inspections to assess compliance with cGMP, or similar foreign requirements and adherence to commitments made in any marketing authorization, and any future 510(k), de novo classification, certification, PMA, NDA, BLA or marketing authorization application, or MAA, or equivalent application. We and our CMOs are also subject to requirements pertaining to the registration of our manufacturing facilities and the listing of our and our Founded Entities’ therapeutics and therapeutic candidates with the FDA; continued complaint, adverse event and malfunction reporting; corrections and removals reporting; and labeling and promotional requirements. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control. Gelesis’ and Akili’s marketing authorizations and certifications for Plenity and EndeavorRx, respectively, are and any regulatory clearances, certification, authorization or approvals that we may receive for the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates will be, subject to limitations on the cleared, certified, authorized or approved indicated uses for which the therapeutic may be marketed and promoted or to the conditions of approval. Any regulatory clearances, certifications, authorizations or approvals that we may receive for the therapeutic candidates within our Internal Programs may contain requirements for potentially costly post-marketing testing, such as Phase 4 clinical trials and surveillance to monitor the safety and efficacy of a drug therapeutic. We are required to report certain adverse reactions and production problems, if any, to the FDA and other comparable foreign regulatory authorities. Any new legislation addressing drug or medical safety issues could result in delays in therapeutic development or commercialization, or increased costs to assure compliance. The FDA and other agencies, including the U.S. Department of Justice, and for certain therapeutics, the Federal Trade Commission, closely regulate and monitor the marketing, labeling, advertising and promotion of therapeutics to ensure that they are manufactured, marketed and distributed only for the cleared, certified, authorized or approved indications and in accordance with the provisions of the cleared, certified, authorized or approved labeling. We are, and will be, required to comply with requirements concerning advertising and promotion for the therapeutic candidates within our Internal Programs, if cleared, certified, authorized or approved. For example, promotional communications with respect to prescription drugs and medical devices are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the therapeutic’s label or labeling. We may not promote our therapeutics for indications or uses for which they do not have approval, certification, authorization or clearance. The holder of a cleared 510(k), de novo classification, certification or an approved NDA, BLA, PMA, MAA or equivalent marketing authorization must submit new or supplemental applications and obtain clearance, authorization or approval for certain changes to the approved therapeutic, therapeutic labeling, or manufacturing process. For example, any modification to Plenity or EndeavorRx that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use could require a new 510(k) clearance, de novo classification, certification or approval of PMA application. Delays in obtaining required clearances, certifications or approvals would harm our ability to introduce new or enhanced therapeutic in a timely manner, which in turn would harm our or our Founded Entities’ future growth. Failure to submit a new or supplemental application and to obtain approval or certification for certain changes prior to marketing the modified therapeutic may require a recall or to stop selling or distributing the marketed therapeutic as modified, and may lead to significant enforcement actions. Subject to the transitional provisions and in order to sell our products in EU member states, our products must comply with the general safety and performance requirements set forth in the new EU Medical Device Regulation (EU) 2017/745, which repeals and replaces the EU Medical Devices Directive. Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or “CE”, mark to our products, without which they cannot be marketed or sold in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation (EU) 2017/745 including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with

198 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n For any of our products or therapeutic candidates classified as controlled substances, we and our suppliers, manufacturers, contractors, customers and distributors are required to obtain and maintain applicable registrations from state, federal and foreign law enforcement and regulatory agencies and comply with state, federal and foreign laws and regulations regarding the manufacture, use, sale, importation, exportation and distribution of controlled substances. There is a risk that DEA regulations may limit the supply of the compounds used in clinical trials for our therapeutic candidates, and, in the future, the ability to produce and distribute our products in the volume needed to meet commercial demand. Regulations associated with controlled substances govern manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas, recordkeeping, reporting, handling, shipment and disposal. These regulations increase the personnel needs and the expense associated with development and commercialization of therapeutic candidates including controlled substances. The DEA, and some states, conduct periodic inspections of registered establishments that handle controlled substances. Failure to obtain and maintain required registrations or comply with any applicable regulations could delay or preclude us from developing and commercializing our therapeutic candidates containing controlled substances and subject us to enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In some circumstances, violations could lead to criminal proceedings. Because of their restrictive nature, these regulations could limit commercialization of any of our products or therapeutic candidates that are classified as controlled substances. The EU legislation does not establish different classes of narcotic or psychotropic substances. However, the United Nations, or UN, Single Convention on Narcotic Drugs of 1961 and the UN Convention on Psychotropic Substances of 1971, or the UN Conventions, codify internationally applicable control measures to ensure the availability of narcotic drugs and psychotropic substances for medical and scientific purposes. The individual EU member states are all signatories to these UN Conventions. All signatories have a dual obligation to ensure that these substances are available for medical purposes and to protect populations against abuse and dependence. The UN Conventions regulate narcotic drugs and psychotropic substances as Schedule I, II, III, IV substances with Schedule II substances presenting the lowest relative risk of abuse among such substances and Schedule I and IV substances considered to present the highest risk of abuse. The UN Conventions require signatories to require all persons manufacturing, trading (including exporting and importing) or distributing controlled substances to obtain a license from the relevant authority. Each individual export or import of a controlled substance must also be subject to an authorization. The obligations provided in the UN Conventions and additional requirements are implemented at national level and requirements may vary from one member state to another. In order to develop and commercialize our products in the EU, we need to comply with the national requirements related to controlled substances which is costly and may affect our development plans in the EU. Risks Related to Manufacturing our Therapeutic Candidates or Those of our Founded Entities Certain of the therapeutic candidates being developed by us or our Founded Entities are novel, complex and difficult to manufacture. We could experience manufacturing problems that result in delays in our development or commercialization programs or otherwise harm our business. The manufacturing processes our CMOs use to produce our and our Founded Entities’ therapeutic candidates are complex and in certain cases novel. Several factors could cause production interruptions, including inability to develop novel manufacturing processes, equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers, including acquisition of the supplier by a third party or declaration of bankruptcy. For example, Vedanta has its own proprietary cGMP manufacturing facilities for certain therapeutic candidates, including VE202, VE303, VE800 and VE416. Creating defined consortia of live microbial therapeutics for these therapeutic candidates is inherently complex, and therefore can be vulnerable to delays. The expertise required to manufacture these therapeutic candidates is unique to Vedanta, and as a result, it would be difficult and time consuming to find an alternative CMO. In addition, manufacturing of clinical supply for certain of our therapeutic candidates is dependent on third party CMOs, and manufacturing such therapeutic candidates is inherently complex. of our Founded Entities will benefit from the reclassification, or that the reclassification, even if it does occur, will result in a shorter timeline to development or marketing of the companion diagnostic. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If these legislative or administrative actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. Outside of the United States, for instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. The proposed revisions, remain to be agreed and adopted by the European Parliament and European Council, and the proposals may therefore be substantially revised before adoption, which is not anticipated before early 2026. The revisions may, however, have a significant impact on the biopharmaceutical industry in the long term. The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If, for any of our Internal Programs that are cleared or approved, we are found to have improperly promoted off-label uses of those therapeutics, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription therapeutics, if cleared, authorized or approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about a cleared, authorized or approved therapeutic, a manufacturer may not promote a therapeutic for uses that are not cleared, authorized or approved by the FDA or such other regulatory agencies as reflected in the therapeutic’s cleared, authorized or approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of the therapeutic candidates within our Internal Programs, if cleared, authorized or approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition. Certain of our therapeutic candidates may be regulated as controlled substances, the making, use, sale, importation, exportation, and distribution of which are subject to significant regulation by the U.S. Drug Enforcement Administration, or DEA, and other regulatory agencies. We expect that certain of our therapeutic candidates, if approved, will be regulated as controlled substances, which are subject to state, federal, and foreign laws and regulations regarding their manufacture, use, sale, importation, exportation, and distribution. Among other things, controlled substances are regulated under the federal Controlled Substances Act of 1970, or CSA, and regulations of the DEA. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. Certain of our other therapeutic candidates contain Schedule IV substances, which subjects such therapeutic candidates to additional restrictions regarding their manufacture, shipment, storage, sale and use, depending on the scheduling of the active ingredients, and may limit the commercial potential of any of our therapeutic candidates, if approved. Various states also independently regulate controlled substances. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may separately schedule drugs as well. While some states automatically schedule a drug when the DEA does so, in other states there must be rulemaking or a legislative action. State scheduling may delay commercial sale of any controlled substance drug product for which we obtain federal regulatory approval and adverse scheduling could impair the commercial attractiveness of such product. We or our collaborators must also obtain separate state registrations in order to be able to obtain, handle and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions from the states in addition to those from the DEA or otherwise arising under federal law.

PureTech Health plc Annual Report and Accounts 2023 199 Risk Factor Annex continued A d d itio nal info rm atio n therapeutic candidate according to specifications previously submitted to the FDA or another regulatory authority. We might be unable to identify manufacturers for long-term clinical and commercial supply on acceptable terms or at all. Manufacturers are subject to ongoing periodic announced and unannounced inspection by the FDA and other governmental authorities to ensure compliance with government regulations. As a result, our third-party manufacturers may be subject to increased scrutiny. If we were to experience an unexpected loss of supply for clinical development or commercialization, we could experience delays in our ongoing or planned clinical trials as our third-party manufacturers would need to manufacture additional quantities of our clinical and commercial supply and we may not be able to provide sufficient lead time to enable our third-party manufacturers to schedule a manufacturing slot, or to produce the necessary replacement quantities. This could result in delays in progressing our clinical development activities and achieving regulatory approval for our therapeutics, which could materially harm our business. The manufacture of pharmaceutical therapeutics is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our contract manufacturers must comply with cGMP or similar foreign regulations and guidelines. Manufacturers of pharmaceutical therapeutics often encounter difficulties in production, particularly in scaling up and validating initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. Furthermore, if microbial, viral or other contaminations are discovered in our therapeutics or in the manufacturing facilities in which our therapeutic candidate are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any stability or other issues relating to the manufacture of any of our therapeutic candidates will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide any therapeutic candidates to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or potential commercial manufacturing of our therapeutic candidates may result in shipment delays, inventory shortages, lot failures, therapeutic withdrawals or recalls, or other interruptions in the supply of our therapeutic candidates. We may also have to take inventory write-offs and incur other charges and expenses for therapeutic candidates that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could materially adversely affect our business and delay or impede the development and commercialization of any of our therapeutic candidates and could have a material adverse effect on our business, prospects, financial condition and results of operations. Our or our Founded Entities’ therapeutic candidates must be manufactured in accordance with federal, state and international regulations, and we or our Founded Entities could be forced to recall our or our Founded Entities’ medical devices and therapeutic candidates or terminate production if we or our Founded Entities fail to comply with these regulations. The methods used in, and the facilities used for, the manufacture of medical device therapeutics and therapeutic candidates of our Founded Entities, including Gelesis, Akili, Follica and Sonde, must comply with the FDA’s cGMPs for medical devices, known as the QSR, which is a complex regulatory scheme that covers the procedures and documentation of, among other requirements, the design, testing, validation, verification, complaint handling, production, process controls, quality assurance, labeling, supplier evaluation, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we and our Founded Entities are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through, among other oversight methods, periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors, suppliers or CMOs. Our and our Founded Entities’ therapeutics and therapeutic candidates are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing. Some of our and our Founded Entities’ therapeutic candidates include biologics, some of which have physical and chemical properties that cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the therapeutic candidate is consistent from lot-to-lot or will perform in the intended manner. Accordingly, our CMOs must employ multiple steps to control the manufacturing process to assure that the process is reproducible and the therapeutic candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in therapeutic defects or manufacturing failures that result in lot failures, therapeutic recalls, product liability claims or insufficient inventory to conduct clinical trials or supply commercial markets. We or our Founded Entities may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet the FDA, the EMA or other applicable standards or specifications with consistent and acceptable production yields and costs. In addition, the FDA and other foreign regulatory authorities may require us or our Founded Entities to submit samples of any lot of any approved therapeutic together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA or other foreign regulatory authorities may require that we or our Founded Entities not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the therapeutic that could result in lot failures or therapeutic recalls. Lot failures or therapeutic recalls could cause us or our Founded Entities to delay therapeutic launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects. Our CMOs also may encounter problems hiring and retaining the experienced scientific, quality assurance, quality-control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. Any problems in our CMOs’ manufacturing process or facilities could result in delays in planned clinical trials and increased costs, and could make us a less attractive collaborator for potential partners, including larger biotechnology companies and academic research institutions, which could limit access to additional attractive development programs. Problems in our manufacturing process could restrict our ability to meet potential future market demand for therapeutics. We do not currently have nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials, and we lack the resources and the capability to manufacture the therapeutic candidates within our Internal Programs on a clinical or commercial scale. Instead, we rely on our third-party manufacturing partners for the production of the active pharmaceutical ingredient, or API, and drug formulation. The facilities used by our third- party manufacturers to manufacture our therapeutic candidates that we may develop must be successfully inspected by the applicable regulatory authorities, including the FDA, after we submit any NDA or BLA to the FDA. We are currently completely dependent on our third-party manufacturers for the production of certain of our therapeutic candidates in accordance with cGMPs or similar foreign requirements, which include, among other things, quality control, quality assurance and the maintenance of records and documentation. Although we have entered into agreements for the manufacture of clinical supplies for such therapeutic candidates, our third-party manufacturers may not perform as agreed, may be unable to comply with these cGMP or similar foreign requirements and with FDA, state and foreign regulatory requirements or may terminate its agreement with us. If any of our third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the applicable regulatory authorities’ strict regulatory requirements, pass regulatory inspection or maintain a compliance status acceptable to the FDA or state or foreign regulatory authorities, our NDAs, BLAs or MAAs will not be approved. In addition, although we are ultimately responsible for ensuring therapeutic quality, we have no direct day-to-day control over our third-party manufacturers’ ability to maintain adequate quality control, quality assurance and qualified personnel. If our third-party manufacturers are unable to satisfy the regulatory requirements for the manufacture of our therapeutics, if approved, or if our suppliers or third-party manufacturers decide they no longer want to manufacture our therapeutics, we will need to find alternative manufacturing facilities, which would be time-consuming and significantly impact our ability to develop, obtain regulatory approval for or market our therapeutics, if approved. If we are required to change contract manufacturers for any reason, we will be required to show that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process or procedure will produce our

200 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n Programs or may be unable to do so on terms that are favorable to us or them. We may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our therapeutics effectively or may expose us to legal and regulatory risk by not adhering to regulatory requirements and restrictions governing the sale and promotion of prescription drug therapeutics, including those restricting off-label promotion. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing the therapeutic candidates within our Internal Programs, if approved. Even if any current or future therapeutic candidate of ours receives regulatory clearance or approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable. We have never commercialized a therapeutic, and even if any current or future therapeutic candidate of ours is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. Physicians may be reluctant to take their patients off their current medications and switch their treatment regimen. Further, patients often acclimate to the treatment regime that they are currently taking and do not want to switch unless their physicians recommend switching therapeutics or they are required to switch due to lack of coverage and adequate reimbursement. In addition, even if we are able to demonstrate our Internal Programs’ safety and efficacy to the FDA and other regulators, safety or efficacy concerns in the medical community may hinder market acceptance. Efforts to educate the medical community and third-party payors on the benefits of the therapeutic candidates within our Internal Programs may require significant resources, including management time and financial resources, and may not be successful. The degree of market acceptance of the therapeutic candidates within our Internal Programs, if approved for commercial sale, will depend on a number of factors, including: — the efficacy and safety of the therapeutic; — the potential advantages of the therapeutic compared to competitive therapies; — the prevalence and severity of any side effects; — whether the therapeutic is designated under physician treatment guidelines as a first-, second- or third-line therapy; — our ability, or the ability of any future collaborators, to offer the therapeutic for sale at competitive prices; — the therapeutic’s convenience and ease of administration compared to alternative treatments; — the willingness of the target patient population to try, and of physicians to prescribe, the therapeutic; — limitations or warnings, including distribution or use restrictions contained in the therapeutic’s approved labelling; — the strength of sales, marketing and distribution support; — changes in the standard of care for the targeted indications for the therapeutic; and — availability and adequacy of coverage and reimbursement from government payors, managed care plans and other third-party payors. Sales of medical therapeutics also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the therapeutics are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of therapeutics from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians’ organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that our therapeutic is safe, therapeutically effective and cost effective as compared with competing treatments. If any therapeutic candidates we develop do not achieve an adequate level of acceptance, we may not generate significant therapeutic revenue, and we may not become profitable. Any failure by any current or future therapeutic candidate of ours that obtains regulatory approval to achieve market acceptance or commercial success would adversely affect our business prospects. In addition, any negative perception of one of our Founded Entities or any therapeutic candidates marketed or commercialized by them may adversely affect our reputation in the marketplace or among industry participants and our business prospects. Our or our Founded Entities’ third-party manufacturers may not take the necessary steps to comply with applicable regulations or our or our Founded Entities’ specifications, which could cause delays in the delivery of our therapeutic candidates. In addition, failure to comply with applicable FDA or comparable foreign requirements or later discovery of previously unknown problems with our or our Founded Entities’ therapeutics or therapeutic candidates or manufacturing processes could result in, among other things: warning letters or untitled letters; civil penalties; suspension or withdrawal of approvals or clearances; seizures or recalls of our or our Founded Entities’ therapeutics; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s or foreign regulatory authorities’ refusal to grant pending or future clearances, certifications, authorizations, or approvals for our or our Founded Entities’ therapeutic candidates; clinical holds; refusal to permit the import or export of our or our Founded Entities’ therapeutics or therapeutic candidates; and criminal prosecution of us or our employees. Any of these actions could significantly and negatively impact supply of our or our Founded Entities’ therapeutics or therapeutic candidates. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we or our Founded Entities could lose customers and suffer reduced revenue and increased costs. Risks Related to Commercialization If, in the future, we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any therapeutic candidates we may develop, we may not be successful in commercializing those therapeutic candidates if and when they are approved. We do not have a sales or marketing infrastructure or the capabilities for sale, marketing, or distribution of pharmaceutical therapeutics. To achieve commercial success for any approved therapeutic for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to market and sell the therapeutic candidates within our Internal Programs, if and when they are approved. We may also elect to enter into collaborations or strategic partnerships with third parties to engage in commercialization activities with respect to selected therapeutic candidates, indications or geographic territories, including territories outside the United States, although there is no guarantee we will be able to enter into these arrangements even if the intent is to do so. There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time consuming and could delay any therapeutic launch. If the commercial launch of a therapeutic candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition commercialization personnel. Factors that may inhibit our efforts to commercialize any approved therapeutic on our own include: — the inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel; — the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future approved therapeutics; — the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors; — the inability to price therapeutics at a sufficient price point to ensure an adequate and attractive level of profitability; — restricted or closed distribution channels that make it difficult to distribute our therapeutics to segments of the patient population; — the lack of complementary therapeutics to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive therapeutic lines; and — unforeseen costs and expenses associated with creating an independent commercialization organization. If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, our therapeutic revenue or the profitability of therapeutic revenue may be lower than if we were to market and sell any therapeutics we may develop internally. In addition, we may not be successful in entering into arrangements with third parties to commercialize the therapeutic candidates within our Internal

PureTech Health plc Annual Report and Accounts 2023 201 Risk Factor Annex continued A d d itio nal info rm atio n costs by limiting coverage and the amount of reimbursement for particular medications. In many countries, the prices of medical therapeutics are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicines, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for the therapeutic candidates within our Internal Programs. Accordingly, in markets outside the United States, the reimbursement for therapeutics may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits. There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved therapeutics and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. No uniform policy of coverage and reimbursement for therapeutics exists among third-party payors and coverage and reimbursement levels for therapeutics can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that may require us to provide scientific and clinical support for the use of our therapeutics to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. It is difficult to predict what CMS will decide with respect to reimbursement for fundamentally novel therapeutics such as ours, as there is no body of established practices and precedents for these new therapeutics. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European countries. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved therapeutics we may develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize therapeutic candidates, and our overall financial condition. As noted above, in the United States we plan to have various programs to help patients afford our therapeutics, including patient assistance programs and co-pay coupon programs for eligible patients. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates third-party payors for any approved therapeutics that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize therapeutics and our overall financial condition. Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical therapeutics. We cannot be sure that reimbursement will be available for any therapeutic candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any therapeutic or therapeutic candidate for which we obtain marketing approval. In order to obtain reimbursement, physicians may need to show that patients have superior treatment outcomes with our therapeutics compared to standard of care drugs, including lower-priced generic versions of standard of care drugs. We expect to experience pricing pressures in connection with the sale of any of the therapeutic candidates within our Internal Programs, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new therapeutics. Additionally, we may develop companion diagnostic tests for use with our The incidence and prevalence for target patient populations of our therapeutic candidates have not been established with precision. If the market opportunities for our therapeutic candidates are smaller than we estimate, or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability may be materially adversely affected. The precise incidence and prevalence for all the conditions we aim to address with our therapeutic candidates are unknown and cannot be precisely determined. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our therapeutic candidates, are based on beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new trials may change the estimated incidence or prevalence of these diseases. The total addressable market across all of our therapeutic candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our therapeutic candidates approved for sale for these indications, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our therapeutic candidates, if the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share. The insurance coverage and reimbursement status of newly-approved therapeutics is uncertain. The therapeutic candidates within our Internal Programs may become subject to unfavorable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, which would harm our business. Failure to obtain or maintain coverage and adequate reimbursement for new or current therapeutics could limit our ability to market those therapeutics and decrease our ability to generate revenue. The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drugs and other medical therapeutics vary widely from country to country. In the United States, healthcare reform legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a therapeutic before it can be marketed. In many countries, the pricing review period begins after marketing or therapeutic licensing approval is granted. In some foreign markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a therapeutic in a particular country, but then be subject to price regulations that delay our commercial launch of the therapeutic, possibly for lengthy time periods, and negatively impact the revenue we are able to generate from the sale of the therapeutic in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more therapeutics or therapeutic candidates, even if any therapeutic candidates we may develop obtain marketing approval. Our ability to successfully commercialize our therapeutics and therapeutic candidates also will depend in part on the extent to which coverage and adequate reimbursement for these therapeutics and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford treatments such as gene therapy therapeutics. Sales of these or other therapeutic candidates that we may identify will depend substantially, both domestically and abroad, on the extent to which the costs of the therapeutic candidates within our Internal Programs will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our therapeutics or therapeutic candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control

202 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n — the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it; — the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies; — the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the U.S. Department of Health and Human Services, or HHS, under the Open Payments Program, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anaesthetists, anaesthesiologist assistants and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; — federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; — federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved therapeutics; and — analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payer, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives. Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities, including compensation of physicians with stock or stock options, could, despite efforts to comply, be subject to challenge under one or more of such laws. Additionally, FDA or foreign regulators may not agree that we have mitigated any risk of bias in our clinical trials due to payments or equity interests provided to investigators or institutions which could limit a regulator’s acceptance of those clinical trial data in support of a marketing application. Moreover, efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, exclusion from participation in Medicare, Medicaid and other federal healthcare programs, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of Internal Programs or our Founded Entities’ therapeutic candidates. We, or our Founded Entities or our collaborators may be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we seek for our Internal Programs or our Founded Entities’ therapeutic candidates, once approved. Even if we or our Founded Entities obtain regulatory approval or clearance for such companion diagnostics, there is significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our Internal Programs or our Founded Entities’ therapeutic candidates. Medicare reimbursement methodologies, whether under Part A, Part B, or clinical laboratory fee schedule may be amended from time to time, and we cannot predict what effect any change to these methodologies would have on any therapeutic candidate or companion diagnostic for which we receive approval. Risks Related to Compliance with Healthcare Laws If we fail to comply with healthcare laws, we could face substantial penalties and our business, operations and financial conditions could be adversely affected. Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical therapeutics. Arrangements with healthcare providers, third-party payors and customers can expose pharmaceutical manufacturers to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti- Kickback Statute and the federal False Claims Act, or the FCA, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical therapeutics. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of ownership, pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal and state healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to: — the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment of up to ten years, and exclusion from government healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers, on the other; — federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which impose criminal and civil penalties, including through civil “qui tam” or “whistleblower” actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

PureTech Health plc Annual Report and Accounts 2023 203 Risk Factor Annex continued A d d itio nal info rm atio n stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms under the GDPR and/ or take additional compliance and operational measures; and/ or it could otherwise affect the manner in which we provide our services and could adversely affect our business, operations and financial condition. Companies that must comply with the GDPR and UK GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million under the GDPR and £17.5 million under the UK GDPR or 4% of the annual global revenues of the noncompliant undertaking, whichever is greater. The existence of parallel regimes under the GDPR and UK GDPR, and divergence in respect of implementing or supplementary laws across the EEA and UK in certain areas, means that we could be subject to potentially overlapping or divergent enforcement actions for certain actual or perceived violations. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. Healthcare legislative measures aimed at reducing healthcare costs may have a material adverse effect on our business and results of operations. The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates or any future therapeutic candidates, restrict or regulate post-approval activities and affect our or our Founded Entities’ ability to profitably sell any therapeutic for which we or our Founded Entities obtain marketing approval. Changes in regulations, statutes or the interpretation of existing regulations could impact our or our Founded Entities’ business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to therapeutic labeling; (iii) the recall or discontinuation of our therapeutics; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. In the United States, there have been and continue to be a number of legislative initiatives and judicial challenges to contain healthcare costs. For example, in March 2010, the Affordable Care Act, or the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The ACA, among other things, subjects biological therapeutics to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Since the enactment of the ACA, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Payment methodologies may be subject to changes in healthcare legislation and regulatory challenges. For example, in order for a drug therapeutic to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. In December 2018, the CMS published a final rule permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of the federal district court litigation regarding the method CMS uses to determine this risk adjustment. Since then, the ACA risk adjustment program payment parameters have been updated annually. our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of the therapeutic candidates within our Internal Programs outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. Failure to comply with data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. We and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, certain states have adopted data privacy and security laws and regulations, which govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act, or collectively, the CCPA, requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Additional compliance investment and potential business process changes may also be required. Similar laws have passed in other states and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition. Further, in the event we decide to conduct clinical trials or continue to enroll subjects in our ongoing or future clinical trials in the European Economic Area, or EEA, or the United Kingdom, UK, we may be subject to additional privacy restrictions. The EU General Data Protection Regulation 2016/679, or GDPR, and the UK General Data Protection Regulation and the Data Protection Act 2018, or the UK GDPR, could impose comprehensive data privacy compliance obligations in relation to our collection and use of personal data, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, as well as regulating cross-border transfers of personal data out of the EEA and the UK. In relation to data transfers from the EEA to the United States, the EU-US Data Privacy Framework, or DPF, was approved by the European Commission in July 2023 as an effective EU GDPR data transfer mechanism to U.S. entities self-certified under the DPF. The UK Extension to the DPF followed in October 2023, as an effective UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. In relation to such cross border transfers of personal data, we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the European Commission approval of the current DPF to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to

204 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n In the EU, similar developments may affect our ability to profitably commercialize our therapeutic candidates, if approved. On December 13, 2021, Regulation No 2021/2282 on Health Technology Assessment, or HTA, amending Directive 2011/24/EU, was adopted. While the Regulation entered into force in January 2022, it will only begin to apply from January 2025 onwards, with preparatory and implementation-related steps to take place in the interim. Once applicable, it will have a phased implementation depending on the concerned products. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products as well as certain high-risk medical devices, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement. Risks Related to Competition We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize any therapeutic candidates we may develop and ultimately harm our financial condition. The development and commercialization of new drug therapeutics is highly competitive. We may face competition with respect to any therapeutic candidates that we seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization. There are a number of major pharmaceutical and biotechnology companies that are currently pursuing the development and commercialization of potential medicines targeting similar treatment areas as we are. If any of our competitors receive FDA or foreign regulatory authorities approval before we do, the therapeutic candidates within our Internal Programs would not be the first treatment on the market, and our market share may be limited. In addition to competition from other companies targeting our target indications, any therapeutics we may develop may also face competition from other types of therapies. Many of our current or potential competitors, either alone or with their strategic partners, have: — greater financial, technical, and human resources than we have at every stage of the discovery, development, manufacture, and commercialization of therapeutics; — more extensive resources for preclinical testing, conducting clinical trials, obtaining regulatory approvals, and in manufacturing, marketing, and selling drug therapeutics; — therapeutics that have been approved or are in late stages of development; and — collaborative arrangements in our target markets with leading companies and research institutions. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize therapeutics that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any therapeutics that we may develop. Furthermore, currently approved therapeutics could be discovered to have application for treatment of our targeted disease indications or similar indications, which could give such therapeutics significant regulatory and market timing advantages over the therapeutic candidates within our Internal Programs. Our competitors may also obtain FDA, EMA or other comparable foreign regulatory approval for their therapeutics more rapidly than we may obtain approval for ours and In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, resulted in aggregate reductions of Medicare payments to providers, which went into effect in 2013, and, due to subsequent legislative amendments, will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, in March 2021, Congress enacted the American Rescue Plan Act of 2021, which, among other things, eliminated the statutory cap on drug manufacturers’ Medicaid Drug Rebate Program rebate liability, effective January 1, 2024. There has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. On August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). The IRA permits the Secretary of the Department of Health and Human Services to implement many of these provisions through guidance, as opposed to regulation, for the initial years. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. For that and other reasons, it is currently unclear how the IRA will be effectuated. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological therapeutic pricing, including price or patient reimbursement constraints, discounts, restrictions on certain therapeutic access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical therapeutics and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our therapeutic. Such reforms could have an adverse effect on anticipated revenue from therapeutic candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop therapeutic candidates. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect: — the demand for the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates, if approved; — our ability to receive or set a price that we believe is fair for our therapeutics; — our ability to generate revenue and achieve or maintain profitability; — the amount of taxes that we are required to pay; and — the availability of capital. Other healthcare reform measures may be adopted in the future, and may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that we receive for any approved therapeutic. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability or commercialize the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates, if approved. Litigation and legislative efforts to change or repeal the ACA are likely to continue, with unpredictable and uncertain results.

PureTech Health plc Annual Report and Accounts 2023 205 Risk Factor Annex continued A d d itio nal info rm atio n Risks Related to Reliance on Third Parties We are currently party to and may seek to enter into additional collaborations, licenses and other similar arrangements and may not be successful in maintaining existing arrangements or entering into new ones, and even if we are, we may not realize the benefits of such relationships, and it could cause us to expend significant resources and give rise to substantial business risk with no assurance of financial return. We are currently parties to license and collaboration agreements with a number of universities and pharmaceutical companies and expect to enter into additional agreements as part of our business strategy. Establishing strategic collaborations is difficult and time-consuming. Our discussions with potential collaborators may not lead to the establishment of collaborations on favorable terms, if at all. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. Even if we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of therapeutic candidates or the generation of sales revenue. The success of our current and any future collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include risks that: — collaborators may have significant discretion in determining the efforts and resources that they will apply to collaborations; — collaborators may not pursue development and commercialization of the therapeutic candidates within our Internal Programs or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to their acquisition of competitive therapeutics or their internal development of competitive therapeutics, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities; — collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a therapeutic candidate, repeat or conduct new clinical trials or require a new formulation of a therapeutic candidate for clinical testing; — collaborators could independently develop, or develop with third parties, therapeutics that compete directly or indirectly with our therapeutics or therapeutic candidates; — a collaborator with marketing, manufacturing and distribution rights to one or more therapeutics may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities; — we could grant exclusive rights to our collaborators that would prevent us from collaborating with others; — collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability; — disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our current or future therapeutic candidates or that results in costly litigation or arbitration that diverts management attention and resources; — collaborations may be terminated, which may result in a need for additional capital to pursue further development or commercialization of the applicable current or future therapeutic candidates; — collaborators may own or co-own intellectual property covering therapeutics that result from our collaboration with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; — disputes may arise with respect to the ownership of any intellectual property developed pursuant to our collaborations; and — a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings. Additionally, we may seek to enter into additional collaborations, joint ventures, licenses and other similar arrangements for the development or commercialization of the therapeutic candidates within our Internal Programs, due to capital costs required to develop or commercialize the therapeutic candidate or manufacturing constraints. We may not be successful in our efforts to establish such collaborations for the therapeutic candidates within our Internal Programs because our R&D pipeline may be insufficient, the therapeutic candidates within our Internal Programs may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view the therapeutic candidates within our Internal Programs as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity, or collaborators may may obtain orphan therapeutic exclusivity from the FDA for indications that we are targeting, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, therapeutics or technologies developed by our competitors may render our potential therapeutic candidates uneconomical or obsolete and we may not be successful in marketing any therapeutic candidates we may develop against competitors. In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of our patents relating to our competitors’ therapeutics and our competitors may allege that our therapeutics infringe, misappropriate or otherwise violate their intellectual property. The availability of our competitors’ therapeutics could limit the demand, and the price we are able to charge, for any therapeutics that we may develop and commercialize. The therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates for which we or our Founded Entities intend to seek approval as biologic therapeutics may face competition sooner than anticipated. If we or our Founded Entities are successful in achieving regulatory approval to commercialize any biologic therapeutic candidate we or our Founded Entities develop alone or with collaborators, it may face competition from biosimilar therapeutics. In the United States, certain of the therapeutic candidates within our Internal Programs and our Founded Entities’ therapeutic candidates are regulated by the FDA as biologic therapeutics subject to approval under the BLA pathway. The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated pathway for the approval of biosimilar and interchangeable biologic therapeutics following the approval of an original BLA. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand therapeutic. Under the BPCIA, an application for a biosimilar therapeutic may not be submitted until four years following the date that the reference therapeutic was first licensed by the FDA. In addition, the approval of a biosimilar therapeutic may not be made effective by the FDA until 12 years after the reference therapeutic was first licensed by the FDA. During this 12-year period of exclusivity, another company may still market a competing version of the reference therapeutic if the FDA approves a full BLA for the competing therapeutic containing the sponsor’s own preclinical data and data from adequate and well- controlled clinical trials to demonstrate the safety, purity and potency of their therapeutic. In the EU, upon receiving a marketing authorization, new biological entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a biosimilar application. During the additional two-year period of market exclusivity, a biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no biosimilar product can be marketed until the expiration of the market exclusivity. We believe that any of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates that are approved as a biological therapeutic under a BLA should qualify for the 12- year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider such therapeutic candidates to be reference therapeutics for competing therapeutics, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar therapeutic, once approved, will be substituted for any one of our, our Founded Entities’ or our collaborators’ reference therapeutics in a way that is similar to traditional generic substitution for non-biologic therapeutics is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. If competitors are able to obtain marketing approval for biosimilars referencing any therapeutics that we or our Founded Entities develop alone or with collaborators that may be approved, such therapeutics may become subject to competition from such biosimilars, with the attendant competitive pressure and potential adverse consequences.

206 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n scientific standards. For example, notwithstanding the obligations of a CRO for a trial of one of the therapeutic candidates within our Internal Programs, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with requirements, commonly referred to as GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA and comparable foreign regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and IRBs. If we or our third-party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving the therapeutic candidates within our Internal Programs, which would delay the regulatory approval process. We cannot be certain that, upon inspection, the FDA or comparable foreign regulatory authorities will determine that any of our clinical trials comply with GCPs. We are also required to register certain clinical trials and post the results of completed clinical trials on databases including a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug or medical device development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for the therapeutic candidates within our Internal Programs. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize the therapeutic candidates within our Internal Programs. In such an event, our financial results and the commercial prospects for any therapeutic candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed. Our or our Founded Entities’ use of third parties to manufacture the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates and other therapeutic candidates that we or our Founded Entities may develop for preclinical studies and clinical trials may increase the risk that we or our Founded Entities will not have sufficient quantities of our or our Founded Entities’ therapeutic candidates, therapeutics, or necessary quantities of such materials on time or at an acceptable cost. With respect to certain of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates, we and certain of our Founded Entities do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture drug supplies for our ongoing clinical trials or any future clinical trials that we or our Founded Entities may conduct, and we and our Founded Entities lack the resources to manufacture any therapeutic candidates on a commercial scale. We rely, and expect to continue to rely, on third-party manufacturers to produce our and certain of our Founded Entities’ therapeutic candidates or other therapeutic candidates that we or our Founded Entities may identify for clinical trials, as well as for commercial manufacture if any therapeutic candidates receive marketing authorization. Any significant delay or discontinuity in the supply of a therapeutic candidate, or the raw material components thereof, for an ongoing clinical trial due to the need to replace a third-party manufacturer could considerably delay the clinical development and potential regulatory authorization of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates, which could harm our business and results of operations. We or our Founded Entities may be unable to identify and appropriately qualify third-party manufacturers or establish agreements with third-party manufacturers or do so on acceptable terms. Even if we or our Founded Entities are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including: — reliance on the third party for sourcing of raw materials, components, and such other goods as may be required for execution of its manufacturing processes and the oversight by the third party of its suppliers; pursue existing or other development-stage therapeutics or alternative technologies in preference to those being developed in collaboration with us. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time consuming and complex. Further, any future collaboration agreements may restrict us from entering into additional agreements with potential collaborators. We cannot be certain that, following a strategic transaction or license, we will achieve an economic benefit that justifies such transaction. Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a therapeutic candidate is delayed, the safety of a therapeutic candidate is questioned or sales of an approved therapeutic candidate are unsatisfactory. Additionally, if we enter into R&D collaborations during the early phases of therapeutic development, success will in part depend on the performance of research collaborators. We will not directly control the amount or timing of resources devoted by research collaborators to activities related to therapeutic candidates. Research collaborators may not commit sufficient resources to our R&D programs. If any research collaborator fails to commit sufficient resources, the preclinical or clinical development programs related to the collaboration could be delayed or terminated. In addition, any potential future collaborations may be terminable by our strategic partners, and we may not be able to adequately protect our rights under these agreements. Furthermore, strategic partners may negotiate for certain rights to control decisions regarding the development and commercialization of the therapeutic candidates within our Internal Programs, if approved, and may not conduct those activities in the same manner as we do. Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to the therapeutic candidates within our Internal Programs, could delay the development and commercialization of the therapeutic candidates within our Internal Programs and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition and results of operations. We anticipate relying upon strategic collaborations for marketing and commercializing our existing therapeutic candidates, and we may rely even more on strategic collaborations for R&D of other therapeutic candidates or discoveries. We may sell therapeutic offerings through strategic partnerships with pharmaceutical and biotechnology companies. If we are unable to establish or manage such strategic collaborations on terms favorable to us in the future, our R&D efforts and potential to generate revenue may be limited. If we fail to make required milestone or royalty payments to collaborators or to observe other obligations in agreements with them, the collaborators may have the right to terminate or stop performance of those agreements. Even if we successfully establish new collaborations, these relationships may never result in the successful development or commercialization of therapeutic candidates or the generation of sales revenue. To the extent that we enter into collaborative arrangements, the related therapeutic revenues are likely to be lower than if we directly marketed and sold therapeutics. Such collaborators may also consider alternative therapeutic candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for any future therapeutic candidate. Management of our relationships with collaborators will require: — significant time and effort from our management team; — coordination of our marketing and R&D programs with the marketing and R&D priorities of our collaborators; and — effective allocation of our resources to multiple projects. We rely on third parties to assist in conducting our clinical trials and some aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing. We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct some aspects of research and preclinical testing and clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. If we need to enter into alternative arrangements, it would delay therapeutic development activities. Further, although our reliance on these third parties for clinical development activities limits our control over these activities, we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and

PureTech Health plc Annual Report and Accounts 2023 207 Risk Factor Annex continued A d d itio nal info rm atio n We and/or our CMOs must supply all necessary documentation, as applicable, in support of a marketing application, such as an NDA, BLA, PMA or MAA, on a timely basis and must adhere to regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. Some of our CMOs have never produced a commercially approved pharmaceutical therapeutic and therefore have not obtained the requisite regulatory authority approvals to do so. The facilities and quality systems of some or all of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates or any of our other potential therapeutics. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates or our other potential therapeutics or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee the CMOs, we cannot control the manufacturing process of, and are completely dependent on, our CMO partners for compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the therapeutics may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever. The regulatory authorities or notified bodies (when applicable) also may, at any time following clearance, certification or approval of a therapeutic for sale, audit the manufacturing facilities of our third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our therapeutic specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical study or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business. Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified. For drug and biologic therapeutics, as applicable, an NDA, BLA supplement or MAA variation, or equivalent foreign regulatory filing, is also required, which could result in further delay. Similarly, for medical devices, a new marketing application or supplement may be required. The regulatory agencies may also require additional studies if a new manufacturer is relied upon for commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines. These factors could cause us or our Founded Entities to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals, or commercialization of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates. Furthermore, if our or our Founded Entities’ suppliers fail to meet contractual requirements and we or our Founded Entities are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our or our Founded Entities’ clinical trials may be delayed or we or our Founded Entities could lose potential revenue. Risks Related to Our Intellectual Property Risks Related to Our Intellectual Property Protection If we or our Founded Entities are unable to obtain and maintain sufficient intellectual property protection for our or our Founded Entities’ existing therapeutic candidates or any other therapeutic candidates that we or they may identify, or if the scope of the intellectual property protection we or they currently have or obtain in the future is not sufficiently broad, our competitors could develop and commercialize therapeutic candidates similar or identical to ours, and our ability to successfully commercialize our existing therapeutic candidates and any other therapeutic candidates that we or they may pursue may be impaired. As is the case with other pharmaceutical and biopharmaceutical companies, our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others, particularly patents, in the United States and other countries with respect to our Internal Programs or our Founded Entities’ therapeutic candidates and technology. We and our Founded Entities seek to protect our proprietary position by filing patent applications in the United States and abroad related to our and our Founded Entities’ existing therapeutic candidates, our various proprietary technologies, and any other therapeutic candidates or technologies that we or they may identify. — reliance on the third party for regulatory compliance and quality assurance for the manufacturing activities each performs; — the possible breach of the manufacturing agreement by the third party; — the possible misappropriation of proprietary information, including trade secrets and know-how; and — the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us or our Founded Entities. Furthermore, all of our CMOs are engaged with other companies to supply and/or manufacture materials or therapeutics for such companies, which exposes our manufacturers to regulatory risks for the production of such materials and therapeutics. The facilities used by our contract manufacturers to manufacture our drug, or medical device therapeutic candidates are subject to review by the FDA pursuant to inspections that will be conducted after we submit an NDA, BLA, PMA application or other marketing application to the FDA. We do not control the manufacturing process of, and are to some extent dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as cGMP requirements for manufacture of drug, biologic and device therapeutics. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, we will not be able to secure or maintain regulatory authorization for the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates manufactured at these manufacturing facilities. We are subject to similar requirements in foreign jurisdictions. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or another comparable foreign regulatory agency does not approve these facilities for the manufacture of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates or if any agency withdraws its approval in the future, we or our Founded Entities may need to find alternative manufacturing facilities, which would negatively impact our or our Founded Entities’ ability to develop, obtain regulatory authorization or certification for or market the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates, if cleared, certified or approved. The therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates may compete with other therapeutic candidates and marketed therapeutics for access to manufacturing facilities. Any performance failure on the part of our or our Founded Entities’ existing or future manufacturers could delay clinical development, marketing approval, certification or commercialization. Our and certain of our Founded Entities’ current and anticipated future dependence upon others for the manufacturing of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates may adversely affect our future profit margins and our ability to commercialize any therapeutic candidates that receive marketing clearance or approval on a timely and competitive basis. If the contract manufacturing facilities on which we and certain of our Founded Entities’ rely do not continue to meet regulatory requirements or are unable to meet our or our Founded Entities’ supply demands, our business will be harmed. All entities involved in the preparation of therapeutic candidates for clinical trials or commercial sale, including our and certain of our Founded Entities’ existing CMOs for the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates, are subject to extensive regulation. Components of a finished drug or biologic therapeutic approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP, or similar regulatory requirements outside the United States. These regulations govern manufacturing processes and procedures, including recordkeeping, and the implementation and operation of quality systems to control and assure the quality of investigational therapeutics and therapeutics approved for sale. Similarly, medical devices must be manufactured in accordance with QSR and similar foreign requirements. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of Gelesis’ Plenity, Akili’s EndeavorRx, our Founded Entities’ other therapeutic candidates or the therapeutic candidates within our Internal Programs. Our or our Founded Entities’ failure, or the failure of third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us or our Founded Entities, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals or certification, license revocation, suspension of production, seizures or recalls of therapeutic candidates or marketed drugs or devices, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect clinical or commercial supplies of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates.

208 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n therapeutic candidates. While these license agreements are exclusive, they contain provisions pursuant to which the government has certain rights, including march-in rights, to such patents and technologies due to the fact that the research was funded at least in part by the U.S. government. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. These rights may permit the government to disclose our information to third parties and to exercise march-in rights to use or allow third parties to use our technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture therapeutics embodying such inventions in the United States. Any exercise by the government of such rights or by any third party of its reserved rights could harm our competitive position, business, financial condition, results of operations, and prospects. If our or our Founded Entities’ trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our or our Founded Entities’ registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We and our Founded Entities may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we and our Founded Entities are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We and our Founded Entities may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our or our Founded Entities’ trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our or our Founded Entities’ efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our competitive position, business, financial condition, results of operations and prospects. We may not be able to protect our intellectual property rights throughout the world. Filing, prosecuting and defending patents on the therapeutic candidates within our Internal Programs of our Founded Entities’ therapeutic Candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect or enforce intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our Founded Entities may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing therapeutics made using our inventions in and into the United States or other jurisdictions. Competitors may use our and our Founded Entities’ technologies in jurisdictions where we have not obtained patent protection to develop their own therapeutics and may also export infringing therapeutics to territories where we have patent protection, but enforcement is not as strong as that in the United States. These therapeutics may compete with our or our Founded Entities’ therapeutics and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical therapeutics, which could make it difficult for us to stop the infringement of our or our Founded Entities’ patents or marketing of Obtaining, maintaining and enforcing pharmaceutical and biopharmaceutical patents is costly, time consuming and complex, and we may not be able to file or prosecute all necessary or desirable patent applications, or maintain, enforce or license patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we could fail to identify patentable aspects of our R&D output before it is too late to obtain patent protection. Although we take reasonable measures, we have systems in place to remind us of filing and prosecution deadlines, and we employ outside firms and rely on outside counsel to monitor patent deadlines, we may miss or fail to meet a patent deadline, including in a foreign country, which could negatively impact our patent rights and harm our competitive position, business, and prospects. We may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal, technological and factual questions and has in recent years been the subject of much litigation. The standards that the U.S. Patent and Trademark Office, or the USPTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending application or later invalidate or narrow the scope of an issued patent. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our Internal Programs or our Founded Entities’ therapeutic candidates, in whole or in part, or which effectively prevent others from commercializing competitive therapeutic candidates. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative therapeutic candidates in a non-infringing manner. In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical therapeutic candidates to ours, or limit the duration of the patent protection of our Internal Programs or our Founded Entities’ therapeutic candidates. For example, we may be subject to a third- party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, re-examination, inter partes review, post-grant review or interference proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our Internal Programs or our Founded Entities’ therapeutic candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize drugs without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future therapeutic candidates. Furthermore, our and our Founded Entities’ intellectual property rights may be subject to a reservation of rights by one or more third parties. We are party to a license agreement with New York University related to certain intellectual property underlying our LYT-200 therapeutic candidate, which is subject to certain rights of the government, including march-in rights, to such intellectual property due to the fact that the research was funded at least in part by the U.S. government. We are also party to other license agreements for intellectual property underlying certain of our therapeutic candidates and programs. Additionally, our Founded Entities Akili, Follica, Vedanta, Sonde and Vor, are party to license agreements with academic institutions pursuant to which such Founded Entities have in-licensed certain intellectual property underlying various of their

PureTech Health plc Annual Report and Accounts 2023 209 Risk Factor Annex continued A d d itio nal info rm atio n Risks Related to Our License Arrangements The failure to maintain our licenses and realize their benefits may harm our business. We have acquired and in-licensed certain of our technologies from third parties. We may in the future acquire, in-license or invest in additional technology that we believe would be beneficial to our business. We are subject to a number of risks associated with our acquisition, in-license or investment in technology, including the following: — diversion of financial and managerial resources from existing operations; — failure to successfully negotiate a proposed acquisition, in-license or investment in a timely manner and at a price or on terms and conditions favorable to us; — failure to successfully combine and integrate a potential acquisition into our existing business to fully realize the benefits of such acquisition; — the impact of regulatory reviews on a proposed acquisition, in-license or investment; and — the outcome of any legal proceedings that may be instituted with respect to the proposed acquisition, in-license or investment. If we fail to properly evaluate potential acquisitions, in-licenses, investments or other transactions associated with the creation of new R&D programs or the maintenance of existing ones, we might not achieve the anticipated benefits of any such transaction, we might incur costs in excess of what we anticipate, and management resources and attention might be diverted from other necessary or valuable activities. Our or our Founded Entities’ rights to develop and commercialize our Internal Programs or our Founded Entities’ therapeutic candidates are subject in part to the terms and conditions of licenses granted to us and our Founded Entities by others, and the patent protection, prosecution and enforcement for some of our Internal Programs or our Founded Entities’ therapeutic candidates may be dependent on our and our Founded Entities’ licensors. We and our Founded Entities currently are reliant upon licenses of certain intellectual property rights and proprietary technologies from third parties that are important or necessary to the development of our and our Founded Entities’ proprietary technologies, including technologies related to our Internal Programs and our Founded Entities’ therapeutic candidates. These licenses, and other licenses we and they may enter into in the future, may not provide adequate rights to use such intellectual property and proprietary technologies in all relevant fields of use or in all territories in which we or our Founded Entities may wish to develop or commercialize technology and therapeutic candidates in the future. Licenses to additional third-party proprietary technology or intellectual property rights that may be required for our or our Founded Entities’ development programs may not be available in the future or may not be available on commercially reasonable terms. In that event, we or our Founded Entities may be required to expend significant time and resources to redesign our proprietary technology or therapeutic candidates or to develop or license replacement technology, which may not be feasible on a technical or commercial basis. If we and our Founded Entities are unable to do so, we may not be able to develop and commercialize technology and therapeutic candidates in fields of use and territories for which we are not granted rights pursuant to such licenses, which could harm our competitive position, business, financial condition, results of operations and prospects significantly. In some circumstances, we and our Founded Entities may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain and enforce the patents, covering technology that we or our Founded Entities license from third parties. In addition, some of our or our Founded Entities’ agreements with our licensors require us to obtain consent from the licensor before we can enforce patent rights, and our licensor may withhold such consent or may not provide it on a timely basis. Therefore, we cannot be certain that our licensors or collaborators will prosecute, maintain, enforce and defend such intellectual property rights in a manner consistent with the best interests of our business, including by taking reasonable measures to protect the confidentiality of know-how and trade secrets, or by paying all applicable prosecution and maintenance fees related to intellectual property registrations for any of our Internal Programs or our Founded Entities’ therapeutic candidates and proprietary technologies. We and our Founded Entities also cannot be certain that our licensors have drafted or prosecuted the patents and patent applications licensed to us in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. This could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize therapeutic candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing therapeutics. competing therapeutics in violation of our proprietary rights generally. Proceedings to enforce our or our Founded Entities’ patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our Founded Entities’ patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us or our Founded Entities. We may not prevail in any lawsuits that we or our Founded Entities initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. In some jurisdictions including European Union countries, compulsory licensing laws compel patent owners to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we, our Founded Entities or any of our licensors are forced to grant a license to third parties under patents relevant to our or our Founded Entities’ business, or if we, our Founded Entities or our licensors are prevented from enforcing patent rights against third parties, our competitive position may be substantially impaired in such jurisdictions. Our or our Founded Entities’ proprietary rights may not adequately protect our technologies and therapeutic candidates, and do not necessarily address all potential threats to our competitive advantage. The degree of future protection afforded by our or our Founded Entities’ intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our or our Founded Entities’ business, or permit us to maintain our competitive advantage. The following examples are illustrative: — others may be able to make therapeutics that are the same as or similar to the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates but that are not covered by the claims of the patents that we or our Founded Entities own or have exclusively licensed; — others, including inventors or developers of our or our Founded Entities’ owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our or our Founded Entities’ technologies without infringing our intellectual property rights; — we, our Founded Entities or our licensors or our other collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we or our Founded Entities own or license or will own or license; — we, our Founded Entities or our licensors or our other collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license; — we, our Founded Entities or our licensors may fail to meet obligations to the U.S. government with respect to in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights; — it is possible that our or our Founded Entities’ pending patent applications will not result in issued patents; — it is possible that there are prior public disclosures that could invalidate our, our Founded Entities’ or our licensors’ patents; — issued patents that we or our Founded Entities own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors; — our or our Founded Entities’ competitors might conduct R&D activities in countries where we do not have patent rights, or in countries where R&D safe harbor laws exist, and then use the information learned from such activities to develop competitive therapeutics for sale in our major commercial markets; — ownership, validity or enforceability of our, our Founded Entities’ or our licensors’ patents or patent applications may be challenged by third parties; and — the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

210 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts. Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, derivation, oppositions, inter partes review and post-grant review before the USPTO, and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development candidates. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for or obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell, if approved, the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates. In addition, many companies in the biotechnology and pharmaceutical industries have employed intellectual property litigation as a means to gain an advantage over their competitors. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our existing therapeutic candidates and any other therapeutic candidates that we or our Founded Entities may identify may be subject to claims of infringement of the patent rights of third parties. There may be other third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our or our Founded Entities’ existing therapeutic candidates and any other therapeutic candidates that we or they may identify. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our or our Founded Entities’ existing therapeutic candidates and any other therapeutic candidates that we or they may identify may infringe. In addition, third parties may obtain patents in the future and claim that use of our or our Founded Entities’ technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our or our Founded Entities’ existing therapeutic candidates and any other therapeutic candidates that we or they may identify, any molecules formed during the manufacturing process, or any final therapeutic itself, the holders of any such patents may be able to block our ability to commercialize such therapeutic candidate unless we obtained a license under the applicable patents, or until such patents expire. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our Internal Programs or our Founded Entities’ therapeutic candidates. Furthermore, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our analysis of these issues, including interpreting the relevance or the scope of claims in a patent or a pending application, determining applicability of such claims to our proprietary technologies or therapeutic candidates, predicting whether a third party’s pending patent application will issue with claims of relevant scope, and determining the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our or our Founded Entities’ ability to develop and market the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates. We do not always conduct independent reviews of pending patent applications of and patents issued to third parties. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our or our Founded Entities’ formulations, processes for manufacture or methods of use, including any combination therapies, the holders of any such patents may be able to block our or our Founded Entities’ ability to develop and commercialize the applicable therapeutic candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all, or it may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. Parties making claims against us or our Founded Entities may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our or our Founded Entities’ existing therapeutic candidates and any other therapeutic candidates that we may identify. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. In the event of a successful claim of infringement against us or our Founded Entities, we In addition, our or our Founded Entities’ licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future therapeutics, if any, the amounts may be significant. The amount of our and our Founded Entities’ future royalty obligations will depend on the technology and intellectual property we and our Founded Entities use in therapeutic candidates that we successfully develop and commercialize, if any. Therefore, even if we or our Founded Entities successfully develop and commercialize therapeutic candidates, we may be unable to achieve or maintain profitability. In addition, we or our Founded Entities may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property rights that are subject to our or our Founded Entities’ existing licenses. Any of these events could have a material adverse effect on our or our Founded Entities’ competitive position, business, financial conditions, results of operations, and prospects. If we or our Founded Entities fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or these agreements are terminated or we or our Founded Entities otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business. We are party to various agreements that we depend on to develop our Internal Programs or our Founded Entities’ therapeutic candidates and various proprietary technologies, and our rights to use currently licensed intellectual property, or intellectual property to be licensed in the future, are or will be subject to the continuation of and our and our Founded Entities’ compliance with the terms of these agreements. For example, under certain of our and our Founded Entities’ license agreements we and our Founded Entities are required to use commercially reasonable efforts to develop and commercialize therapeutic candidates covered by the licensed intellectual property rights, maintain the licensed intellectual property rights, and achieve certain development milestones, each of which could result in termination in the event we or our Founded Entities fail to comply. In spite of our efforts, our or our Founded Entities’ licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our or our Founded Entities’ ability to develop and commercialize therapeutics and technology covered by these license agreements. Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including: — the scope of rights granted under the license agreement and other interpretation-related issues; — the extent to which our Internal Programs or our Founded Entities’ therapeutic candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; — the sublicensing of patent and other rights under our or our Founded Entities’ collaborative development relationships; — our and our Founded Entities’ diligence obligations under the license agreement and what activities satisfy those diligence obligations; — the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our and our Founded Entities’ licensors and us and our Founded Entities and our partners; and — the priority of invention of patented technology. In addition, certain provisions in our and our Founded Entities’ license agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the agreement, either of which could have a material adverse effect on our or our Founded Entities’ business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we or our Founded Entities have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected therapeutic candidates, which could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

PureTech Health plc Annual Report and Accounts 2023 211 Risk Factor Annex continued A d d itio nal info rm atio n Also, there are detailed rules and requirements regarding the patents that may be submitted to the FDA for listing in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. We or our Founded Entities may be unable to obtain patents covering the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates that contain one or more claims that satisfy the requirements for listing in the Orange Book. Even if we or our Founded Entities submit a patent for listing in the Orange Book, the FDA may decline to list the patent, or a manufacturer of generic drugs may challenge the listing. If or when one of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates is approved and a patent covering that therapeutic candidate is not listed in the Orange Book, a manufacturer of generic drugs would not have to provide advance notice to us of any abbreviated new drug application, or ANDA, filed with the FDA to obtain permission to sell a generic version of such therapeutic candidate. Issued patents covering our Internal Programs or our Founded Entities’ therapeutic candidates could be found invalid or unenforceable if challenged in courts or patent offices. If we, our Founded Entities or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering one or more of our Internal Programs or our Founded Entities’ therapeutic candidates, the defendant could counterclaim that the patent covering the relevant therapeutic candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/ or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including subject matter eligibility, novelty, nonobviousness, written description or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re- examination, post grant review, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our or our Founded Entities’ patents in such a way that they no longer cover our Internal Programs or our Founded Entities’ therapeutic candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our Internal Programs or our Founded Entities’ therapeutic candidates. Such a loss of patent protection could have a material adverse impact on our business. Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our and our Founded Entities’ ability to protect our therapeutics. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to a patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us and our Founded Entities to be cognizant of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we, our Founded Entities or our licensors were the first to either (i) file any patent application related to our Internal Programs or our Founded Entities’ therapeutic candidates or (ii) invent any of the inventions claimed in our, our Founded Entities or our licensor’s patents or patent applications. or our Founded Entities may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing therapeutics or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Parties making claims against us or our Founded Entities may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. Risks Related to Our Patents Patent terms may be inadequate to protect our competitive position on therapeutic candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our Internal Programs or our Founded Entities’ therapeutic candidates are obtained, once the patent life has expired, we or our Founded Entities may be open to competition from competitive therapeutics, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of new therapeutic candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our or our Founded Entities’ owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing therapeutics similar or identical to ours. If we or our Founded Entities are not able to obtain patent term extension or non-patent exclusivity in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the marketing exclusivity term of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates, our business may be materially harmed. Depending upon the timing, duration and specifics of FDA marketing approval of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates, one or more of the U.S. patents covering each of such therapeutic candidates or the use thereof may be eligible for up to five years of patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per new drug application, or NDA, for an FDA approved therapeutic as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of therapeutic approval and only those claims covering such approved drug therapeutic, a method for using it or a method for manufacturing it may be extended. Patent term extension also may be available in certain foreign countries upon regulatory approval of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates. Nevertheless, we or our Founded Entities may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. If we or our Founded Entities are unable to obtain patent term extension or restoration, or the term of any such extension is less than our request, the period during which we will have the right to exclusively market our therapeutic may be shortened and our competitors may obtain approval of competing therapeutics following our patent expiration sooner, and our revenue could be reduced, possibly materially. Further, for certain of our and our Founded Entities’ licensed patents, we and our Founded Entities do not have the right to control prosecution, including filing with the USPTO, a petition for patent term extension under the Hatch-Waxman Act. Thus, if one of our or our Founded Entities’ licensed patents is eligible for patent term extension under the Hatch- Waxman Act, we may not be able to control whether a petition to obtain a patent term extension is filed with, or whether a patent term extension is obtained from, the USPTO.

212 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n We and our Founded Entities seek to protect our confidential proprietary information, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements are designed to protect our proprietary information. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our and our Founded Entities’ trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose proprietary information, including trade secrets, and we may not be able to obtain adequate remedies for such breaches. We and our Founded Entities also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our or our Founded Entities’ confidential proprietary information were to be lawfully obtained or independently developed by a competitor, we or our Founded Entities would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our or our Founded Entities’ therapeutics that we consider proprietary. We or our Founded Entities may not be able to obtain adequate remedies in the event of such unauthorized use. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Trade secrets will also over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. Though our or our Founded Entities’ agreements with third parties typically restrict the ability of our advisors, employees, collaborators, licensors, suppliers, third-party contractors and consultants to publish data potentially relating to our trade secrets, our agreements may contain certain limited publication rights. In addition, if any of our or our Founded Entities’ trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Despite employing the contractual and other security precautions described above, the need to share trade secrets increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of such information may be greatly reduced and our competitive position, business, financial condition, results of operations, and prospects would be harmed. We or our Founded Entities may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. As is common in the biotechnology and pharmaceutical industries, we and our Founded Entities employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we and our Founded Entities try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know- how of others in their work for us, we or our Founded Entities may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we or our Founded Entities fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we or our Founded Entities are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. The America Invents Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our Founded Entities’ owned or in-licensed patent applications and the enforcement or defense of our or our Founded Entities’ owned or in-licensed issued patents, all of which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects. In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court and Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future. Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements. Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We and our Founded Entities have systems in place to remind us to pay these fees, and we and our Founded Entities employ outside firms and rely on outside counsel to pay these fees due to the USPTO and non-U.S. patent agencies. However, we and our Founded Entities cannot guarantee that our licensors have similar systems and procedures in place to pay such fees. In addition, the USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non- compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business. Risks Related to Confidentiality If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed. We and our Founded Entities consider proprietary trade secrets, confidential know-how and unpatented know-how to be important to our business. We and our Founded Entities may rely on trade secrets and confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and confidential know-how are difficult to protect, and we have limited control over the protection of trade secrets and confidential know-how used by our licensors, collaborators and suppliers. Because we have relied in the past on third parties to manufacture the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates, because we may continue to do so in the future, and because we expect to collaborate with third parties on the development of our current therapeutic candidates and any future therapeutic candidates we develop, we may, at times, share trade secrets with them. We also conduct joint R&D programs that may require us to share trade secrets under the terms of our R&D partnerships or similar agreements. Under such circumstances, trade secrets and confidential know-how can be difficult to maintain as confidential.

PureTech Health plc Annual Report and Accounts 2023 213 Risk Factor Annex continued A d d itio nal info rm atio n monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our Internal Programs or our Founded Entities’ therapeutic candidates. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects. Risks Related to the COVID-19 Pandemic or Future Public Health Crises The COVID-19 pandemic has impacted, and any future global health crises may in the future impact, our business, including our clinical trials and preclinical studies, and may materially and adversely affect our business in the future. Public health crises such as pandemics or other global emergencies could adversely impact our business and have a material adverse impact on our operations and financial condition and results. We have experienced as a result of COVID-19, and may in the future experience as a result of any future pandemic or global health crises, disruptions that severely impact our business, clinical trials and preclinical studies, including: — delays or difficulties in enrolling patients in our clinical trials; — delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff; — delays or disruptions in non-clinical experiments due to unforeseen circumstances at contract research organizations, or CROs, and vendors along their supply chain; — increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19, being forced to quarantine, or not accepting home health visits; — diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials; — interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints; — interruption or delays in the operations of the FDA, comparable foreign regulatory agencies and notified bodies, which may impact review and approval or certification timelines; — interruption of, or delays in receiving, supplies of our therapeutic candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems; and — limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions. The COVID-19 pandemic has had, and any future global health crises may have in the future, an unfavorable impact on global economic conditions, including a decrease in or loss of insurance coverage among individuals in the United States, an increase in unemployment, and other negative impacts. In addition, the trading prices for biopharmaceutical companies have been highly volatile as a result of recent extreme volatility in the global economy, including as a result of the COVID-19 pandemic. As a result, if we require any further capital we may face difficulties raising capital through sales of our ordinary shares or such sales may be on unfavorable terms. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our clinical development operations, the supply chain for our ongoing and planned clinical trials, and the availability of governmental and regulatory authorities to conduct inspections of our clinical trial sites, review materials submitted by us in support of our applications for regulatory approval and grant approval for our therapeutic candidates. Risks Related to Challenges or Lawsuits Related to Intellectual Property We may become involved in lawsuits to protect or enforce our or our Founded Entities’ patents or other intellectual property, which could be expensive, time consuming and unsuccessful. Competitors may infringe our or our Founded Entities’ patents or other intellectual property. Our and our Founded Entities’ ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their therapeutics and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s therapeutic or service. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful. If we were to initiate legal proceedings against a third party to enforce a patent covering one or more of our Internal Programs or our Founded Entities’ therapeutic candidates, the defendant could counterclaim that the patent covering our or our Founded Entities’ therapeutic candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including subject matter eligibility, novelty, nonobviousness, written description or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Interference or derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our or our Founded Entities’ patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology. Our defense of litigation or interference or derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue clinical trials, continue research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring therapeutic candidates to market. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our or our Founded Entities’ confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely impact the price of our ADSs. Furthermore, any of the foregoing could have a material adverse effect on our financial condition, results of operations, and prospects. We and our Founded Entities may be subject to claims challenging the inventorship of our patents and other intellectual property. Our and our Founded Entities’ agreements with employees and our personnel policies provide that any inventions conceived by an individual in the course of rendering services to us shall be our exclusive property. Although our policy is to have all such individuals complete these agreements, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. The assignment of intellectual property may not be automatic upon the creation of an invention and despite such agreement, such inventions may become assigned to third parties. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. We, our Founded Entities or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we, our Founded Entities or our licensors may have inventorship disputes arising from conflicting obligations of employees, consultants or others who are involved in developing our Internal Programs or our Founded Entities’ therapeutic candidates. Litigation may be necessary to defend against these and other claims challenging inventorship of our, our Founded Entities’ or our licensors’ ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we, our Founded Entities or our licensors fail in defending any such claims, in addition to paying

214 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited. We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations. As we mature, we expect to expand our full-time employee base and to hire more consultants and contractors. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time toward managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional therapeutic candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize therapeutic candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth. Because we are developing multiple programs and therapeutic candidates and are pursuing a variety of target indications and treatment modalities, we may expend our limited resources to pursue a particular therapeutic candidate and fail to capitalize on development opportunities or therapeutic candidates that may be more profitable or for which there is a greater likelihood of success. Because we have limited financial and personnel resources, we may forgo or delay pursuit of opportunities with potential target indications or therapeutic candidates that later prove to have greater commercial potential than our current and planned development programs and therapeutic candidates. Our resource allocation decisions may cause us to fail to capitalize on viable commercial therapeutics or profitable market opportunities. Our spending on current and future research and development programs and other future therapeutic candidates for specific indications may not yield any commercially viable future therapeutic candidates. If we do not accurately evaluate the commercial potential or target market for a particular therapeutic candidate, we may be required to relinquish valuable rights to that therapeutic candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such future therapeutic candidates. Additionally, we may pursue additional in-licenses or acquisitions of development-stage assets or programs, which entails additional risk to us. Identifying, selecting and acquiring promising therapeutic candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a successful therapeutic candidate, potentially resulting in a diversion of our management’s time and the expenditure of our resources with no resulting benefit. For example, if we are unable to identify programs that ultimately result in approved therapeutics, we may spend material amounts of our capital and other resources evaluating, acquiring and developing therapeutics that ultimately do not provide a return on our investment. Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any therapeutic candidates that we may develop. We face an inherent risk of product liability exposure related to the testing of therapeutic candidates in human clinical trials and will face an even greater risk if we commercially sell any therapeutics that we may develop. If we cannot successfully defend ourselves against claims that the therapeutic candidates within our Internal Programs or medicines caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in: — decreased demand for any therapeutic candidates or medicines that we may develop; — injury to our reputation and significant negative media attention; — withdrawal of clinical trial participants; — significant costs to defend the related litigation; — substantial monetary awards to trial participants or patients; — loss of revenue; and — the inability to commercialize the therapeutic candidates within our Internal Programs. Risks Related to Our Business and Industry We attempt to distribute our scientific, execution and financing risks across a variety of therapeutic areas, indications, programs and modalities that are driven by our proven innovation and drug development strategy. However, our assessment of, and approach to, risk may not be comprehensive or effectively avoid delays or failures in one or more of our programs. Failures in one or more of our programs could adversely impact other programs and have a material adverse impact on our business, results of operations and ability to fund our business. While we aim to distribute our scientific, execution and financing risks across programs, there may be foreseen and unforeseen risks across the therapeutic candidates within our Internal Programs and programs being developed by our Founded Entities in whole or in part. In addition, if any one or more of our clinical programs encounter safety, tolerability, or efficacy problems, developmental delays, regulatory issues, or other problems, our business could be significantly harmed. As our and certain of our Founded Entities’ therapeutic candidates progress through clinical development, we or others may determine that certain of our risk allocation decisions were incorrect or insufficient, that individual programs or our science in general has technology or biology risks that were unknown or underappreciated, or that we have allocated resources across our programs in such a way that did not maximize potential value creation. All of these risks may relate to our current and future programs sharing similar science and infrastructure, and in the event material decisions in any of these areas turn out to have been incorrect or under-optimized, we may experience a material adverse impact on our business and ability to fund our operations. Our business is highly dependent on the clinical advancement of our programs and our success in identifying potential therapeutic candidates. Delay or failure to advance our programs could adversely impact our business. Over time, our and our Founded Entities’ preclinical and clinical work led us to identify potential synergies across target therapeutic indications, generating a broad portfolio of therapeutic candidates across multiple programs. Even if a particular program is successful in any phase of development, such program could fail at a later phase of development, and other programs within the same therapeutic area may still fail at any phase of development including at phases where earlier programs in that therapeutic area were successful. This may be a result of technical challenges unique to that program or due to biology risk, which is unique to every program. As we progress our programs through clinical development, there may be new technical challenges that arise that cause an entire program or a group of programs within an area of focus to fail. Our future success depends on our ability to retain key employees, directors, consultants and advisors and to attract, retain and motivate qualified personnel. Our ability to compete in the highly competitive biotechnology industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on the management, R&D, clinical, financial and business development expertise of our executive officers, our directors, as well as the other members of our scientific and clinical teams, including Bharatt Chowrira, our chief executive officer, and Eric Elenko, our President. The loss of the services of any of our executive officers and other key personnel, and our inability to find suitable replacements could result in delays in therapeutic development and our financial condition and results of operations could be materially adversely affected. Furthermore, each of our executive officers may terminate their employment with us at any time. Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of the therapeutic candidates within our Internal Programs toward scaling up for commercialization, sales and marketing personnel, will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize the therapeutic candidates within our Internal Programs. Competition to hire qualified personnel in our industry is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Furthermore, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions.

PureTech Health plc Annual Report and Accounts 2023 215 Risk Factor Annex continued A d d itio nal info rm atio n or data accurately or to disclose unauthorized activities. If we or our Founded Entities obtain FDA or comparable foreign regulatory authorities approval, or notified bodies certification, of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates and begin commercializing those therapeutics in the United States and abroad, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. In particular, research, sales, marketing, education and other business arrangements in the healthcare industry are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, educating, marketing and promotion, sales and commission, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions. Employee litigation and unfavorable publicity could negatively affect our future business. Our employees may, from time to time, bring lawsuits against us regarding injury, creating a hostile work place, discrimination, wage and hour disputes, sexual harassment, or other employment issues. In recent years, there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment-related lawsuits have had to terminate management or other key personnel, and have suffered reputational harm that has negatively impacted their business. If we were to face any employment-related claims, our business could be negatively affected. If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business. We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste therapeutics. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or therapeutic efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. Although we maintain product liability insurance, including coverage for clinical trials that we sponsor, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as we commence additional clinical trials and if we successfully commercialize any therapeutic candidates. The market for insurance coverage is increasingly expensive, and the costs of insurance coverage will increase as our clinical programs increase in size. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Litigation against us could be costly and time-consuming to defend and could result in additional liabilities. In March 2024, a complaint was filed against the company alleging breach of contract with respect to certain payments alleged to be owed to a previous employee of a company subsidiary based on purported terms of a contract between such individual and the company. We intend to defend ourselves vigorously though the ultimate outcome of this matter and the timing for resolution remains uncertain. No determination has been made that a loss, if any, arising from this matter is probable or that the amount of any such loss, or range of loss, is reasonably estimable. We may from time to time be subject to additional legal proceedings and claims that arise in the ordinary course of business or otherwise, such as claims brought by third parties in connection with commercial disputes and employment claims made by our current or former employees. Claims may also be asserted by or on behalf of a variety of other parties, including government agencies, patients, or stockholders. We could also be subject to securities class action litigation. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Any litigation involving us may result in substantial costs, operationally restrict our business, and may divert management’s attention and resources, which may seriously harm our business, overall financial condition, and results of operations. Insurance may not cover existing or future claims, be sufficient to fully compensate us for one or more of such claims, or continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby adversely impacting our results of operations. The increasing use of social media platforms presents new risks and challenges. Social media is increasingly being used to communicate about our and our Founded Entities’ clinical development programs and the diseases our therapeutics are being developed to treat, and we intend to utilize appropriate social media in connection with our commercialization efforts following approval of the therapeutic candidates within our Internal Programs. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of noncompliance with regulations applicable to our business. For example, patients may use social media channels to comment on their experience in an ongoing blinded clinical study or to report an alleged adverse event. When such disclosures occur, there is a risk that we fail to monitor and comply with applicable adverse event reporting obligations or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about the therapeutic candidates within our Internal Programs. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions or incur other harm to our business. Our and our Founded Entities’ employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements. We are exposed to the risk of fraud, misconduct or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors as well as the employees, independent contractors, consultants, commercial partners and vendors of our Founded Entities. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with the laws of the FDA and comparable foreign regulatory authorities; provide true, complete and accurate information to the FDA and comparable foreign regulatory authorities; comply with manufacturing standards we have established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information

216 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. In addition, even if we are effective at addressing such concerns, we may experience increased costs as a result of executing upon our sustainability goals that may not be offset by any benefit to our reputation, which could have an adverse impact on our business and financial condition. In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be materially and adversely impacted. We may acquire businesses, or therapeutics or therapeutic candidates, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions. We acquire or in-license businesses or therapeutics from other companies or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture or retain key personnel from the acquired company. We may encounter numerous difficulties in developing, manufacturing and marketing any new therapeutics or therapeutic candidates resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition or license, we will achieve the expected synergies to justify the transaction. Failure to successfully identify, complete, manage and integrate acquisitions could materially and adversely affect our business, financial condition and results of operations and could cause the price of our securities to decline. Changes in funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new therapeutics and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business. The ability of the FDA, foreign regulatory authorities and notified bodies to review and approve or certify new therapeutics or take action with respect to other regulatory matters can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. The priorities of the FDA and foreign regulatory authorities may also influence the ability of the FDA and foreign regulatory authorities to take action on regulatory matters, for example the FDA’s and foreign regulatory authorities’ budget and funding levels and ability to hire and retain key personnel. Disruptions at the FDA and foreign regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved, or for other actions to be taken, by relevant government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Similarly, a prolonged government shutdown could prevent the timely review of our patent applications by the USPTO, which could delay the issuance of any U.S. patents to which we might otherwise be entitled. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations. Separately, in response to the global COVID-19 pandemic, the FDA postponed most inspections of domestic and foreign manufacturing facilities at various points. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, future shutdown as a result of COVID-19 or any other public health crises may lead to inspectional or administrative delays. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets. Cyberattacks or other failures in our telecommunications or information technology systems, or those of our collaborators, contract research organizations, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations. We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology, or IT, systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store, and transmit large amounts of confidential information, including intellectual property, proprietary business information, clinical trial data, and personal information (collectively, “Confidential Information”) of clinical trial participants, employees, and contractors. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such Confidential Information. As use of digital technologies has increased, cyber incidents, including third parties gaining access to employee accounts using stolen or inferred credentials, computer malware (e.g., ransomware), viruses, misconfigurations, “bugs” or other vulnerabilities, malicious code spamming, phishing attacks or other means, and deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our, our collaborators’, our CROs’, third-party logistics providers’, distributors’ and other contractors’ and consultants’ systems and networks, and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyberattacks or successfully mitigating their effects. Similarly, there can be no assurance that our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. We and certain of our service providers are from time to time subject to cyberattacks and security incident. Although to our knowledge we have not experienced any significant system failure, accident or material security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of development programs and business operations. Any cyber attack, data breach or destruction or loss of data could result in a violation of applicable U.S. and international privacy, data protection and other laws, and subject us to litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. A security incident could also expose us to risks and could cause management distraction and the obligation to devote significant financial and other resources to mitigate such problems, which would increase our future information security costs, including through organizational changes, deploying additional personnel, reinforcing administrative, physical and technical safeguards, further training of employees, changing third-party vendor control practices, and engaging third-party subject matter experts and consultants and reduce the demand for our technology and services. Any security compromise affecting us, our collaborators, CROs, third-party logistics providers, distributors, and other contractors and consultants, or our industry, whether real or perceived, could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that maybe imposed; and could have a material adverse effect on our business and prospects. For example, the loss of clinical trial data from completed or ongoing clinical trials for any of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results. There has been increasing public focus by investors, patients, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. Expectations regarding the management of environmental, social and governance, or ESG, initiatives continues to evolve rapidly. While we may from time to time engage in various initiatives (including but not limited to voluntary disclosures, policies, or goals) to improve our ESG profile or respond to stakeholder expectations, we cannot guarantee that these initiatives will have the desired effect. If we are not effective in addressing environmental, social and other

PureTech Health plc Annual Report and Accounts 2023 217 Risk Factor Annex continued A d d itio nal info rm atio n — a second referendum on Scottish independence from the United Kingdom; and/or — a snap general election; and — negative consequences from changes in tax laws. In addition, our business strategy incorporates potential international expansion to target patient populations outside the United States. If we or our Founded Entities receive regulatory approval for and commercialize any of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates in patient populations outside the United States, we may hire sales representatives and conduct physician and patient association outreach activities outside of the United States. Doing business internationally involves a number of risks, including, but not limited to: — multiple, conflicting, and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses; — failure by us to obtain and maintain regulatory approvals for the use of our therapeutics in various countries; — additional potentially relevant third-party patent rights; — complexities and difficulties in obtaining protection and enforcing our intellectual property; — difficulties in staffing and managing foreign operations; — complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems; — limits in our ability to penetrate international markets; — financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our therapeutics, and exposure to foreign currency exchange rate fluctuations; — natural disasters, political and economic instability, including wars, terrorism, and political unrest, outbreak of disease, boycotts, curtailment of trade, and other business restrictions; — certain expenses including, among others, expenses for travel, translation, and insurance; and — regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, its books and records provisions, or its anti-bribery provisions. Any of these factors could significantly harm our potential international expansion and operations and, consequently, our results of operations. Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations. Our ability to invest in and expand our business and meet our financial obligations, to attract and retain third-party contractors and collaboration partners and to raise additional capital depends on our operating and financial performance, which, in turn, is subject to numerous factors, including the prevailing economic and political conditions and financial, business and other factors beyond our control, such as the rate of unemployment, the number of uninsured persons in the United States, political influences and inflationary pressures. For example, an overall decrease in or loss of insurance coverage among individuals in the United States as a result of unemployment, underemployment or the repeal of certain provisions of the ACA, may decrease the demand for healthcare services and pharmaceuticals. If fewer patients are seeking medical care because they do not have insurance coverage, we and our Founded Entities may experience difficulties in any eventual commercialization of the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates and our business, results of operations, financial condition and cash flows could be adversely affected. In addition, our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets upon which pharmaceutical and biopharmaceutical companies such as us are dependent for sources of capital. In the past, global financial crises have caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn could result in a variety of risks to our business, including a reduced ability to raise additional capital when needed on acceptable terms, if at all, and weakened demand for the therapeutic candidates within our Internal Programs. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business. Additionally, we maintain the majority of our cash and Furthermore, in the EU, notified bodies must be officially designated to certify products and services in accordance with the EU Medical Devices Regulation. Despite a recent increase in designations, the current number of notified bodies designated under the new Regulation remains significantly lower than the number of notified bodies designated under the previous regime. The current designated notified bodies are therefore facing a backlog of requests as a consequence of which review times have lengthened. This situation may impact the way we are conducting our business in the EU and the EEA and the ability of our notified body to timely review and process our regulatory submissions and perform its audits. We or the third parties upon whom we depend may be adversely affected by a natural disaster and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, could have a material adverse effect on our business, financial condition, results of operations and prospects. We will continue to incur increased costs as a result of operating as a U.S.- listed public company, and our management will be required to devote substantial time to new compliance initiatives. As a U.S. public company, and particularly now that we are no longer an emerging growth company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a public company listed only on the LSE. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance. We continue to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Risks Related to Our International Operations Our international operations may expose us to business, regulatory, political, operational, financial, pricing and reimbursement and economic risks associated with doing business outside of the United States. As a company based in the United Kingdom, our business is subject to risks associated with being organized outside of the United States. While the majority of our operations are in the United States and our functional currency is the U.S. dollar, our future results could be harmed by a variety of international factors, including: — economic weakness, including inflation, or political instability in particular non-U.S. economies and markets; — differing and changing regulatory requirements; — difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations; — changes in a specific country’s or region’s political or economic environment, including, but not limited to, the implications of one or more of the following occurring the decision of the United Kingdom: — future activities subject to the terms of the Trade and Cooperation Agreement between the United Kingdom and the European Union effective May 1, 2021, which has not impacted our results to-date;

218 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business, which could reduce the price of our ADSs. Since the end of the Brexit transition period on January 1, 2021, Great Britain (England, Scotland and Wales) has not been directly subject to EU laws, however under the terms of the Ireland/Northern Ireland Protocol, EU laws generally apply to Northern Ireland. On February 27, 2023, the UK Government and the European Commission reached a political agreement on the “Windsor Agreement” which will revise the Protocol on Ireland/ Northern Ireland in order to address some of the perceived shortcomings in its operation. Under the changes, Northern Ireland will be reintegrated under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework was approved by the European Union-United Kingdom Joint Committee on March 24, 2023, so the UK government and the EU will enact legislative measures to bring it into law. On June 9, 2023, the MHRA announced that the medicines aspects of the Windsor Framework will apply from January 1, 2025. There could be additional uncertainty and risk around what these changes will mean to our business. It is currently unclear to what extent the UK Government will seek to align its regulations with the EU. The EU laws that have been transposed into UK law through secondary legislation remain applicable in Great Britain, but new legislation such as the (EU) CTR is not applicable in Great Britain. Whilst the EU-UK Trade and Cooperation Agreement, or TCA, includes the mutual recognition of Good Manufacturing Practice, or GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, it does not contain wholesale mutual recognition of UK and EU pharmaceutical regulations and product standards. There may be divergent local requirements in Great Britain from the EU in the future, which may impact clinical and development activities that occur in the UK in the future. Similarly, clinical trial submissions in the UK cannot be bundled with those of EU member states within the EMA Clinical Trial Information System, or CTIS, adding further complexity, cost and potential risk to future clinical and development activity in the UK. Significant political and economic uncertainty remains about how much the relationship between the UK and EU will differ as a result of the UK’s withdrawal. These developments, or the perception that any related developments could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business, financial condition and results of operations and may adversely affect the market price of our ADSs. The uncertainty regarding new or modified arrangements between the UK and other countries following the withdrawal may have a material adverse effect on the movement of personnel, goods, information or data between the UK and members of the EU and the United States, including the interruption of or delays in imports into the UK of goods originating within the EU and exports from the UK of goods originating there. For example, shipments into the UK of medicinal product substance manufactured for us in the EU may be interrupted or delayed and thereby prevent or delay the manufacture in the UK of drug product. Similarly, shipments out of the UK of drug product to the United States or the EU may be interrupted or delayed and thereby prevent or delay the delivery of drug product to clinical sites. Such a situation could hinder our ability to conduct current and planned clinical trials and have an adverse effect on our business. Exchange rate fluctuations may materially affect our results of operations and financial condition. Although we are based in the United Kingdom, our financial statements are denominated in U.S dollars and many of our business activities are carried out with partners outside the U.S. and United Kingdom and these transactions may be denominated in another currency. As a result, our business and the price of our ADSs may be affected by fluctuations in foreign exchange rates not only between the pound sterling and the U.S. dollar, but also the currencies of other countries, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place. cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. We are subject to the U.K. Bribery Act 2010, or the Bribery Act, the U.S. Foreign Corrupt Practices Act of 1977 (as amended) (“FCPA”) and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations. Our operations are subject to anti-corruption laws, including the Bribery Act, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. These laws generally prohibit us and our employees and intermediaries acting on our behalf from corruptly authorizing, promising, offering, or providing, directly or indirectly, anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. The Bribery Act also prohibits: (i) “commercial” bribery of private parties, in addition to bribery involving domestic or foreign officials; (ii) the acceptance of bribes, as well as the giving of bribes, and (iii) “facilitation payments”, meaning generally low level payments designed to secure or expedite routine governmental actions or other conduct to which persons are already under obligations to perform. The Bribery Act also creates an offence applicable corporate entities for failure to prevent bribery by our employees, officers, directors and other third parties acting on our behalf, to which the only defence is to maintain “adequate procedures” designed to prevent such acts of bribery. In the future, we and our strategic partners may operate in jurisdictions that pose a heightened risk of potential Bribery Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose conduct could potentially subject us to liability under the Bribery Act, FCPA or other anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union and its member states, including applicable export control regulations, economic sanctions and embargoes on certain countries, regions, and persons, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. Compliance with Trade Control Laws regarding the import and export of our products may create delays in the introduction of our products in international markets, and, in some cases, prevent the export of our products to some countries altogether. We have policies and procedures designed to promote compliance with anti-corruption laws and Trade Control laws. However, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement, debarment from debarment from government contracts as well as other sanctions and remedial measures, and may also result in collateral litigation. These consequences could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by United Kingdom, United States or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

PureTech Health plc Annual Report and Accounts 2023 219 Risk Factor Annex continued A d d itio nal info rm atio n If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our ADS price and trading volume could decline. The trading market for our ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our ADSs and ordinary shares would be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of our ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our securities, demand for our ordinary shares and ADSs could decrease, which could cause the price of our ordinary shares and ADSs or their trading volume to decline. Future sales, or the possibility of future sales, of a substantial number of our securities could adversely affect the price of the shares and dilute shareholders. Sales of a substantial number of our ADSs in the public market could occur at any time, subject to certain restrictions described below. If our existing shareholders sell, or indicate an intent to sell, substantial amounts of our securities in the public market, the trading price of the ADSs could decline significantly and could decline below the original purchase price. As of March 31, 2024, we had 270,209,101 outstanding ordinary shares. Ordinary shares subject to outstanding options under our equity incentive plans and the ordinary shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Holders of ADSs are not treated as holders of our ordinary shares. If you purchase an ADS, you will become a holder of ADSs with underlying ordinary shares in a company incorporated under English law. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Description of Securities Other Than Equity Securities” in our Annual Report on Form 20-F. Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares. ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of Securities Other Than Equity Securities” in our Annual Report on Form 20-F. ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action. The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement. If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the Risks Related to Our Equity Securities and ADSs The market price of our ADSs has been and will likely continue to be highly volatile, and you could lose all or part of your investment. The market price of our ADSs has been and will likely continue to be volatile. The stock market in general, and the market for biopharmaceutical companies in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your ADSs at or above the purchase price. The market price for our ADSs may be influenced by many factors, including: — adverse results or delays in our preclinical studies or clinical trials; — reports of AEs or other negative results in clinical trials of third parties’ therapeutic candidates that target the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates’ target indications; — an inability for us to obtain additional funding on reasonable terms or at all; — any delay in submitting an IND, BLA or NDA for the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND, BLA or NDA; — failure to develop successfully and commercialize the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates; — announcements we make regarding our current therapeutic candidates, acquisition of potential new therapeutic candidates and companies and/ or in-licensing; — failure to maintain our or our Founded Entities’ existing license arrangements or enter into new licensing and collaboration agreements; — failure by us, our Founded Entities or our licensors to prosecute, maintain or enforce our intellectual property rights; — changes in laws or regulations applicable to future therapeutics; — inability to obtain adequate clinical or commercial supply for the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates or the inability to do so at acceptable prices; — adverse regulatory decisions, including failure to reach agreement with applicable regulatory authorities on the design or scope of our planned clinical trials; — failure to obtain and maintain regulatory exclusivity for the therapeutic candidates within our Internal Programs or our Founded Entities’ therapeutic candidates; — regulatory approval or commercialization of new therapeutics or other methods of treating our target disease indications by our competitors; — failure to meet or exceed financial projections we may provide to the public or to the investment community; — publication of research reports or comments by securities or industry analysts; — the perception of the pharmaceutical and biotechnology industries by the public, legislatures, regulators and the investment community; — announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our Founded Entities our strategic collaboration partners or our competitors; — disputes or other developments relating to proprietary rights, including patents, litigation matters and our or our Founded Entities’ ability to obtain patent protection for our technologies; — additions or departures of our key scientific or management personnel; — significant lawsuits, including patent or shareholder litigation, against us; — changes in the market valuations of similar companies; — adverse developments relating to any of the above or additional factors with respect to our Founded Entities; — sales or potential sales of substantial amounts of our ADSs; and — trading volume of our ADSs. In addition, companies trading in the stock market in general, and Nasdaq, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Since our ADSs were initially sold in November 2020 at a price of $33.00 per ADS, our ADS price has fluctuated significantly. If the market price of our ADSs does not exceed the price at which you acquired them, you may not realize any return on your investment in us and may lose some or all of your investment.

220 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs. The depositary for the ADSs has agreed to pay to you any cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs. Because we do not have immediate plans to pay any cash dividends on our ADSs, capital appreciation, if any, may be your sole source of gains and you may never receive a return on your investment. Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be declared and paid. Therefore, we must have sufficient distributable profits before declaring and paying a dividend. We have not paid dividends in the past on our ordinary shares. We have not announced any immediate plans to pay any cash dividends. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you would suffer a loss on your investment if you were unable to sell your ADSs at or above the price that you initially paid for them. Investors seeking cash dividends should not purchase our ADSs. Risks Related to Our Corporate Status We are not regulated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and if we were deemed an “investment company” under the 1940 Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business. The 1940 Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We have not been and do not intend to become regulated as an investment company, and we intend to conduct our activities so that we will not be deemed to be an investment company under the 1940 Act. In order to ensure that we are not deemed to be an investment company, we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement. If anything were to happen which would cause us to be deemed to be an investment company under the 1940 Act (such as significant changes in the value of our Founded Entities or a change in circumstance that results in a reclassification of our interests in our Founded Entities for purposes of the 1940 Act), the requirements imposed by the 1940 Act could make it impractical for us to continue our business as currently conducted, which would materially adversely affect our business, results of operations and financial condition. In addition, if we were to become inadvertently subject to the 1940 Act, any violation of the 1940 Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts could be deemed unenforceable. As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of ADSs or our ordinary shares. We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic public companies. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on the LSE, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, “foreign private issuers” U.S. Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. One of our principal shareholders has a significant holding in the company which may give them influence in certain matters requiring approval by shareholders, including approval of significant corporate transactions in certain circumstances. As of March 31, 2024, Invesco Asset Management Limited, or Invesco, held approximately 23.76 percent of our ordinary shares. Accordingly, Invesco may, as a practical matter, be able to influence certain matters requiring approval by shareholders, including approval of significant corporate transactions in certain circumstances. Such concentration of ownership may also have the effect of delaying or preventing any future proposed change in control of the company. The trading price of the ordinary shares could be adversely affected if potential new investors are disinclined to invest in the company because they perceive disadvantages to a large shareholding being concentrated in the hands of a single shareholder. The interests of Invesco and the investors that acquire ADSs may not be aligned. Invesco may make acquisitions of, or investments in, other businesses in the same sectors as us or our Founded Entities. These businesses may be, or may become, competitors of us or our Founded Entities. In addition, funds or other entities managed or advised by Invesco may be in direct competition with us or our Founded Entities on potential acquisitions of, or investments in, certain businesses. In addition, Invesco holds equity interests in certain of our Founded Entities where they may exert direct influence. You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote. Except as described in our Annual Report on Form 20-F and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our Articles of Association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our Articles of Association. In addition, the depositary’s liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their ordinary shares are not voted as they have requested or if their shares cannot be voted.

PureTech Health plc Annual Report and Accounts 2023 221 Risk Factor Annex continued A d d itio nal info rm atio n are exempt from Regulation FD, which prohibits selective disclosures of material information. Accordingly, there will be less publicly available information concerning our company than there would be if we were not a foreign private issuer. As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards. As a foreign private issuer listed on Nasdaq, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the United Kingdom, which is our home country, may differ significantly from corporate governance listing standards. For example, neither the corporate laws of the United Kingdom nor our articles of association require a majority of our directors to be independent and we could include non-independent directors as members of our nomination and remuneration committee, though a majority is required, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. See “Governance” of this Annual Report and Accounts and “Item 16G—Corporate Governance” of our Annual Report on Form 20-F. We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense. While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50 percent of our securities are held by U.S. residents and more than 50 percent of the members of our executive committee or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS, and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP will involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies. Risks Related to Our Internal Controls Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, financial condition, results of operations, and stock price and may adversely affect investor confidence in our company and, as a result, the value of our ADSs and your investment. Section 404 of the Sarbanes-Oxley Act requires us to evaluate the effectiveness of our internal controls over financial reporting as of the end of each fiscal year, including a management report assessing the effectiveness of our internal controls over financial reporting, and a report issued by our independent registered public accounting firm on that assessment. Our ability to comply with the annual internal control reporting requirements will depend on the effectiveness of our financial reporting and data systems and controls across our company. We expect these systems and controls to require additional investment as we become increasingly more complex and our business grows. To effectively manage this complexity, we will need to continue to maintain and revise our operational, financial and management controls, and our reporting systems and procedures. Certain weaknesses or deficiencies or failures to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations, or result in material misstatements in our financial statements, which could adversely affect our business and reduce the value of our ADSs. We previously identified and disclosed a material weakness in our internal control over financial reporting in our Annual Report on Form 20-F for the year ended December 31, 2021. This material weakness has since been remediated, but we may discover additional material weaknesses in our internal control over financial reporting in the future, which we may not successfully remediate on a timely basis or at all. Any failure to remediate any significant deficiencies or material weaknesses identified by us or to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. If we fail to maintain effective internal control over financial reporting, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets or lead to a decline in the trading price of our securities. We may also be required to restate our financial statements from prior periods. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, litigation from shareholders and civil or criminal sanctions, which could have a material adverse effect on our business. Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. We are subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected. Risks Related to Tax Matters We are treated as a U.S. domestic corporation for U.S. federal income tax purposes. We are treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Internal Revenue Code of 1986, as amended, or the Code. As a result, we are subject to U.S. income tax on our worldwide income and any dividends paid by us (or deemed to be paid by us for U.S. federal income tax purposes) to Non-U.S. Holders (as defined in the discussion under “Taxation in the United States” in our Annual Report on Form 20-F) will generally be subject to U.S. federal income tax withholding at a 30 percent rate or such lower rate as provided in an applicable treaty. Furthermore, PureTech Health plc is also resident for tax purposes in the U.K. and subject to U.K. corporation tax on its worldwide income and gains. Consequently, we may be liable for both U.S. and U.K. income tax, which could have a material adverse effect on our financial condition and results of operations. This discussion of certain U.S. federal income tax risks is subject in its entirety to the summaries set forth in “Certain United Kingdom Tax Considerations” and “Taxation in the United States” in our Annual Report on Form 20-F. Our ability to use our U.S. net operating losses and certain other tax attributes to offset future U.S. taxable income and income tax liabilities may be subject to certain limitations. As of December 31, 2023, we had U.S. federal and state net operating loss carryforwards, or NOLs, of approximately $13.7 million and $111.5 million, respectively, which, subject to the following discussion, are generally available to be carried forward to offset our future taxable income, if any, until such NOLs are used or expire. Our federal NOLs generated in taxable years beginning after December 31, 2017 are not subject to expiration, but may generally only be used to offset 80% of taxable income in years beginning after December 31, 2020. As of December 31, 2023, we also had U.S. federal and state research and development and other tax credit carryforwards of approximately $2.3 million and $0.1 million, respectively, available to reduce our future income tax liabilities, if any. These NOLs and tax credit carryforwards could expire unused, to the extent subject to expiration, and be unavailable to offset future taxable income or income tax liabilities.

222 PureTech Health plc Annual Report and Accounts 2023 Risk Factor Annex continued A d d it io na l i nf o rm at io n Shareholder protections found in provisions under the U.K. City Code on Takeovers and Mergers, or the Takeover Code, will not apply if our securities are no longer admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man and our place of management and control is considered to change to outside the United Kingdom. We are registered as a public limited company incorporated in England and Wales and have our ordinary shares admitted to trading on a regulated market in the United Kingdom (being the main market of the LSE). Accordingly, we are currently subject to the Takeover Code and, as a result, our shareholders are entitled to the benefit of certain takeover offer protections provided under the Takeover Code. The Takeover Code provides a framework within which takeovers of companies are regulated and conducted. If, at the time of a takeover offer, we have de-listed from the main market of the LSE (and do not maintain a listing of securities on any other regulated market or a multilateral trading facility in the United Kingdom or on any stock exchange in the Channel Islands or the Isle of Man) and the Panel on Takeovers and Mergers determine that we do not have our place of central management and control in the United Kingdom, then the Takeover Code may not apply to us and our shareholders would not be entitled to the benefit of the various protections that the Takeover Code affords. In particular, we would not be subject to the rules regarding mandatory takeover bids. The following is a brief summary of some of the most important rules of the Takeover Code: — when any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares already held by that person and an interest in shares held or acquired by persons acting in concert with him or her) carry 30 percent or more of the voting rights of a company that is subject to the Takeover Code, that person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights in that company to acquire the balance of their interests in the company; — when any person who, together with persons acting in concert with him or her, is interested in shares representing not less than 30 percent but does not hold more than 50 percent of the voting rights of a company that is subject to the Takeover Code, and such person, or any person acting in concert with him or her, acquires an additional interest in shares which increases the percentage of shares carrying voting rights in which he or she is interested, then such person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights of that company to acquire the balance of their interests in the company; — a mandatory offer triggered in the circumstances described in the two paragraphs above must be in cash (or be accompanied by a cash alternative) and at not less than the highest price paid within the preceding 12 months to acquire any interest in shares in the company by the person required to make the offer or any person acting in concert with him or her; — in relation to a voluntary offer (i.e. any offer which is not a mandatory offer), when interests in shares representing 10 percent or more of the shares of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period and the previous 12 months, the offer must be in cash or include a cash alternative for all shareholders of that class at not less than the highest price paid for any interest in shares of that class by the offeror and by any person acting in concert with it in that period. Further, if an offeror acquires for cash any interest in shares during the offer period, a cash alternative must be made available at not less than the highest price paid for any interest in the shares of that class; — if the offeror acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired; — the offeree company must obtain competent advice as to whether the terms of any offer are fair and reasonable and the substance of such advice must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company; — special or favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree; In general, under Sections 382 and 383 of the Code, a corporation that undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain shareholders or groups of shareholders over a rolling three year period, is subject to limitations on its ability to utilize its pre-change U.S. federal NOLs and tax credit carryforwards to offset future taxable income and income tax liabilities. Similar rules may apply under state law. Our existing federal NOLs and tax credits may be subject to limitation arising from previous ownership changes. Future changes in our stock ownership, some of which are outside of our control, could result in ownership changes under Sections 382 or 383 of the Code, and our ability to utilize our federal NOLs or tax credit carryforwards could be further limited. Additionally, we may not be able to utilize the NOLs or tax credit carryforwards of our Founded Entities that have been deconsolidated or that will deconsolidate in the future. Furthermore, our ability to utilize NOLs of companies that we have acquired or may acquire in the future may be subject to similar limitations. For these reasons, even if we attain profitability, we may not be able to realize a tax benefit from the use of our NOLs or tax credit carryforwards. We may be unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future U.K. tax liabilities. As a U.K. incorporated and tax resident entity, PureTech Health plc is subject to U.K. corporate taxation on its tax-adjusted trading profits. Due to the nature of our business, PureTech Health plc has generated losses since inception and therefore we have not paid any U.K. corporation tax. Subject to numerous utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future U.K. operating profits. Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders. The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organisation for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance. Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non- realization of expected benefits. A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, HM Revenue & Customs, or HMRC, the Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between certain of our Founded Entities pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

PureTech Health plc Annual Report and Accounts 2023 223 Risk Factor Annex continued A d d itio nal info rm atio n — all shareholders must be given the same information; — each document published in connection with an offer by or on behalf of the offeror or offeree must state that the directors of the offeror or the offeree, as the case may be, accept responsibility for the information contained therein; — profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers; — misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately; — actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group; — stringent and detailed requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealing in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1 percent or more of any class of relevant securities; and employees of both the offeror and the offeree company and the trustees of the offeree company’s pension scheme must be informed about an offer. In addition, the offeree company’s employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors’ circular or published on a website.

224 PureTech Health plc Annual Report and Accounts 2023 A d d it io na l i nf o rm at io n Broker Jefferies International Limited 100 Bishopsgate London EC2N 4JL United Kingdom Tel: +44 207 029 8000 Registrar ComputerShare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZY United Kingdom Tel: +44 (0)370 707 1147 Solicitors DLA Piper UK LLP 160 Aldersgate Street Barbican, London EC1A 4HT United Kingdom Tel: +44 870 011 1111 Company Registration Number 09582467 Registered Office 13th Floor One Angel Court London EC2R 7HJ United Kingdom Website www.puretechhealth.com Board of Directors Dr. Raju Kucherlapati (Interim Chair and Senior Independent Director) Dr. Bharatt Chowrira (Chief Executive Officer) Dr. Robert Langer (Non-Executive Director) Dr. John LaMattina (Independent Non-Executive Director) Ms. Kiran Mazumdar-Shaw (Independent Non-Executive Director) Ms. Sharon Barber-Lui (Independent Non-Executive Director) Company Secretary Mr. Charles Sherwood Media and Public Relations FTI Consulting, Inc. 200 Aldersgate Street Barbican London EC1A 4HD United Kingdom Tel: +44 203 727 1000 Independent Auditor PricewaterhouseCoopers LLP 3 Forbury Place 23 Forbury Road Reading RG1 3JH United Kingdom Tel: +44 (0) 118 959 7111 Company information Directors, Secretary and Advisors to PureTech

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P ureTech H ealth p lc A nnual rep ort and acco unts 2023 PureTech Health 6 Tide Street Suite 400 Boston MA 02210 Tel: +1 617 482 2333 Email: info@puretechhealth.com